
Protective.


13001344



# Confident in Our Future

2012 Annual Report


Protective.

**We are Protective.**

Our mission is in our name. We are going to tear down the barriers that block people from protecting their tomorrow so they can embrace today. This will change lives. This is our purpose. This will be our legacy.

**Do the Right Thing**

Do what's right, always. Live with integrity and honesty. Say what you mean, do what you say and stand behind what you do.

**Serve People**

Have a servant's heart. Serve by leading people to the right solutions. Always treat others as you would like to be treated. Improve the quality of life for those we serve.

**Build Trust**

Build relationships on trust. Listen. Understand what people need. Care. Earn trust. View each customer as a friend for life.

**Simplify Everything**

Life is complex. Our business shouldn't be. Tear down the walls of complexity, relentlessly. Use common sense. Communicate clearly. Streamline, clarify and simplify everything we do.

# 2012 was another strong year for Protective.

**2012 was another strong year for Protective. We stuck to our core business principles, successfully executed our plans, and delivered a record level of operating earnings.**

## Financial Results

Financial highlights for the year include:

- Operating earnings per share up 15% to $3.78—a record level.
- Book value per share (excluding accumulated other comprehensive income) increased 10% to $36.84 per share—another record level.
- Quarterly dividend increased by 13%, restoring it to 77% of the 2008 pre-financial crisis level.
- Fifty-four percent of net income returned to share owners through share repurchase and dividends.
- Stock price was up 27%, and our total return to share owners was 30%.
- Return on average equity was 11.1%, up from 10.8% in 2011.
- Debt to total capital ratio decreased from 31% to 28% at year end.
- The statutory risk-based capital ratio reached 510%—a record level.
- Total adjusted statutory capital reached $3.3 billion, up 11% for the year—a record level.
- Operating earnings improved over the prior year in Life Marketing, Annuities, Acquisitions and Stable Value.

We achieved these results in the face of some formidable headwinds and challenges,

We believe that our good performance in 2012 was enabled by our consistent and faithful adherence to the core business principles that we have developed over the years.



John D. Johns, Chairman, President and Chief Executive Officer

including a record low level of interest rates, a changing and uncertain regulatory environment, a fragile economy, and a very difficult competitive landscape across most of our product lines.

### Our Core Business Principles

We believe that our good performance in 2012 was enabled by our consistent and faithful adherence to the core business principles we have developed over the years. We also believe that adherence to our principles provides the foundation for continued strong performance in the future. Those core business principles are:

- *We only compete in product segments and business lines where we can be a viable competitor.* We do not attempt to compete across the entire spectrum of product lines in our industry. We focus on only five core segments: life insurance, annuities, extended service contracts and related auto products, stable value contracts and acquisitions. Our operations are almost entirely within the United States.

- *We operate on the basis of a well-defined financial plan.* We have developed extensive financial modeling and forecasting capabilities. Our life insurance models are based on data that begins at the individual policy level. This capability gives us confidence in our ability to establish solid financial

**We have made great progress in recent years in upgrading our technology base and consolidating administration systems, which are essential to maintaining a competitive cost structure in our industry.**

plans for the upcoming year and useful predictive models for subsequent years.

- *We strive to be transparent and understandable.* We do not want to be a "black box." We disclose our financial plans to investors each year at the business segment level. To the extent our actual quarterly results vary from plan, we reconcile back to the plan for investors.

- *We allocate capital rationally.* There are essentially five buckets to which we can allocate capital: sales of our retail products; sales of stable value products; acquisitions; dividends; and share repurchase. We carefully assess our risks and opportunities in each of the five areas. While we prefer to invest in organic growth, our discipline is to put capital to work where it will earn the highest risk-adjusted return. For example, if our analysis indicates that we have opportunities to grow sales at attractive returns, we allocate more capital to sales growth. If not, we do not; and we do not chase sales just for the purpose of maintaining market share.

- *We carefully manage expenses.* We have made great progress in recent years in upgrading our technology base and consolidating administrative systems, which are essential to maintaining a competitive cost structure in our industry. Most of our life insurance policies, whether retail or acquired, are administered on one core administrative system. We benchmark our cost structure against industry peers annually. In those benchmarking studies, we consistently rank in the best quartile in terms of our expense metrics.

- *We carefully manage risk.* Risk management is an essential competency required for success in the financial services industry. We respect risk and understand the importance of integrating risk management principles into every dimension of our business model.

- *We operate with the imperative that we understand and confront the competitive "brutal facts" of the businesses we are in.* At the same time, we believe it is even more important that we address our business challenges with a "can do," optimistic and energetic spirit. We believe we have a culture in which the search for the truth is combined with a high degree of confidence that our tenacious and talented team can find creative solutions to almost any challenge that we face.

- *We are a mission- and values-driven company.* Our mission and values are noted on the first page of this report. They are directly connected to our business strategies and provide an essential framework for our decision making process.

### The Realities of Our Industry

It is a "brutal fact" that our three retail business lines (life insurance, annuities and asset protection products) have become increasingly commoditized. We, and most of our competitors, manufacture products that are largely undifferentiated and indistinguishable to consumers. We generally sell through independent distributors and compete for market share essentially on price. The Internet and advancements in information technology have made it relatively easy for distributors and even consumers to shop to find the cheapest product. Of necessity, cheap has become the strategy of choice for many, if not most, of our direct competitors in the distribution space in which we compete.

This business model has led to the predictable consequence of steady erosion of

Much more needs to be done to drive profitable growth in our industry and capture the opportunities presented by the pent-up demand for our products.

industry margins and returns on capital and lackluster financial results for the industry as a whole. Currently, the stocks of most life insurance companies are trading below GAAP book value, strongly implying that returns on capital are not exceeding the cost of capital. Recently, top-tier U.S. and Canadian companies have capitulated and completely withdrawn from the U.S. individual life and annuity markets. Several large European life insurance companies have sold or announced they are selling their U.S. life subsidiaries. These are "brutal facts," indeed.

At the same time, there is abundant industry research indicating that there is enormous pent-up and unfilled demand for our life insurance and retirement savings products—especially on the part of middle-income Americans.

In the case of life insurance, industry research indicates that ownership of individual life insurance by American households has been declining steadily for decades and is now at an all-time low level. It is inconceivable that this sad statistic is driven by consumer perception that, in the current economic environment, they do not need life insurance to protect their families. To the contrary, industry research also indicates that most Americans, if asked, will admit that they need more life insurance. But they are not acting to take care of that need. In fact, life insurance premium in the U.S., adjusted for replacement activity, has shown very anemic growth in recent years.

The facts in the annuity product line are similar. It is very well documented that our country faces a retirement savings crisis. The vast majority of "baby boomers," many of whom are now at or nearing normal retirement age, have woefully inadequate retirement savings. While sales of annuity products have been more robust than life products, there is still a very large gap between the level of retirement savings in our country and the level of savings most Americans will need to ensure a comfortable retirement.

We find this perplexing. How can it be that at a time when the need for these two core products is ascending, our industry is experiencing anemic revenue growth and lackluster financial performance?

This puzzling state of affairs is likely a direct by-product of the fact that the business model employed by most life companies is oriented most strongly to operational efficiency as the primary means to maintain competitiveness in a commoditized, price-driven market.

Under this business model, low price is the essential driver of competitive advantage. As a consequence, little research is done on unlocking the mysteries around why consumers are buying far less of our products than they need. Little emphasis is placed on understanding consumer behavior and decision making. Little focus is placed on the quality of the consumer experience.

While operational efficiency is and always will be a necessary element of a successful strategy in the life insurance industry, we do not believe that operational efficiency, alone, is the optimal strategic orientation. Much more needs to be done to drive profitable growth in our industry and capture the opportunities presented by the pent-up demand for our products.

Among the many problems that must be addressed under a new and better business model are the following:

The primary goal of our new strategy is to develop and deliver high value, differentiated offerings (not just products) to targeted customer groups based on our superior knowledge of customer needs.

- *Products need to be affordable and easily accessible.* There is inefficiency and complexity in the way our products are manufactured, distributed and fulfilled. This must be one reason consumers are not buying our products. We and our distributors need to work collaboratively together to streamline the efficiency and improve the customer experience throughout the entire process. By doing so, we can make our products more attractive to a wider population of customers.

- *Products are too complicated.* We believe that in our zeal to offer more features and benefits, the industry has made core products needlessly complex. We believe consumers feel as though they are at a disadvantage relative to distributors and insurance companies in terms of understanding how products work. Consumers are naturally reluctant to buy that which they do not fully understand. Again, we need to work with our distributors to simplify our offerings in ways that will make them more appealing to customers.

- *We need to build consumer trust.* There is abundant research confirming that consumers tend to have a skeptical attitude toward financial service providers in general. This is partly due to the problem of complexity noted above. It also plays through in terms of the way in which we communicate with consumers. This is a core problem that must be better understood and addressed head-on.

- *We need to be innovative.* There has been little true innovation in our industry in many years. Better understanding of the consumer will pave the way to finding truly new and innovative solutions for consumer needs.

## Our Strategies

While we find the state of our industry problematic, we do see great opportunity in the quagmire of the status quo; and we have developed a three-point strategy for seizing those opportunities.

First, we will continue to be a viable competitor within the current business model as we evolve and shift to a new strategic orientation. This means our core business principles are more important than ever, as we focus on expenses, rational capital allocation and risk management.

Second, we are embarking upon a bold new set of strategic initiatives which, if successful, will fundamentally reposition our Company in the industry. Our new strategic orientation will squarely address the core problem in the old business model: the lack of focus on and understanding of consumer needs and behavior.

The primary goal of our new strategy is to develop and deliver high value, differentiated offerings (not just products) to targeted customer groups based on our superior knowledge of customer needs. To that end, we have ambitious initiatives underway that will enable us to: aggregate useful and actionable data about our existing customers; develop insights into why consumers are buying or not buying our products; significantly improve the quality of the customer experience from the time they apply for a product until we pay a claim; and take action to engage customers in a more active and effective way than under the old business model.

Third, we will continue to be a leader in acquisitions in our industry. For decades, Protective has maintained a business segment focused exclusively

Our current financial models indicate we should expect continued growth in earnings per share, without an acquisition and notwithstanding the current interest rate environment. An acquisition would provide a substantial upside opportunity to increase our earnings growth.

on acquisition opportunities. We are an unquestioned leader in acquisitions in the life industry. We have successfully completed more than 40 transactions and successfully invested in excess of $2 billion in acquisitions. We believe that our highly experienced team has unparalleled capabilities in all the competencies necessary for successful valuation, negotiation, closing and assimilation of acquired properties. We believe these skill sets will be even more of a competitive advantage in the future as the old business model continues to drive realignment and consolidation in the industry.

### A Look Ahead

As we look forward in 2013 and beyond, we have a growing sense of confidence and optimism about our Company. Our current financial models indicate we should expect continued growth in earnings per share, without an acquisition and notwithstanding the current interest rate environment. An acquisition would provide a substantial upside opportunity to increase our earnings growth.

We are very excited about our new strategic orientation. We firmly believe that our core retail business can be decommoditized if we pay sufficient attention to true and unmet consumer needs. We envision a future in which our retail product lines will grow robustly and produce much better profit margins and returns, with less risk.

And as you will see in the reports from my team that follow, we are working hard throughout the Company to address our challenges and advance every facet of our competitive position. We believe we have a very valuable franchise that will only grow more so as we adhere to our core principles, execute our business plans and implement our new strategic initiatives.

Our focus in 2013 will be on:

- Delivering on our financial plans
- Finding an attractive and accretive acquisition
- Investing in capabilities required to implement our new strategic orientation
- Enhancing our risk management capabilities
- Maintaining discipline in expenses, investments and asset/liability management
- Successfully addressing the challenges presented by low interest rates and the changing regulatory landscape
- Developing our people to their full potential

* * * * *

Finally, I must express my personal thanks to the outstanding people I am so fortunate to work with at Protective every day. At every level, they are smart, hardworking and firmly committed to our Company's success. They work as a team. They do their best to live and exemplify our values. Without question, they are the core reason for our success.

Please know that our entire team is committed to doing everything we can to produce solid results and create substantial share owner value in the future. Thank you very much for your support.



John D. Johns
Chairman, President and
Chief Executive Officer

# We have a clear sense of purpose and direction.



Richard J. Bielen, Vice Chairman and Chief Financial Officer

We are driven to foster understanding of our business and plans in order to establish trust.

With a clear sense of purpose and direction, the Company entered 2012 confident that our strong financial foundation and clarity around our strategic direction would position us for a successful year. During the year we initiated a number of new initiatives to improve our financial flexibility, make our company more customer focused and establish a solid foundation for future growth.

ANOTHER YEAR OF STRONG FINANCIAL RESULTS AND STANDOUT ACCOMPLISHMENTS

*Richard J. Bielen, vice chairman and chief financial officer, speaks to Protective's approach and the financial results it produces.*

This past year, we continued our focus on detailed capital planning and modeling. Over the last five years, our systems capabilities have continued to evolve and grow more robust, and this year we were able to use policy-level detail to develop models for our in force business. We included new product sales activity in our model based on the final detailed actuarial assumptions, and these components combined allowed us to lay out our financial plans based on a well-developed set of projected and simulated results.

At our annual investor conference in December, we again shared with the financial community our current financial plan, as well as two years of forward models. We have developed a strong track record and in each of the past four years we've delivered results that met or exceeded our plans.

The financial services industry has earned a reputation for being difficult to understand and predict. We are driven to foster understanding of our business and plans in order to establish trust. We work to be transparent in our discussion of financial results and how our results



**Making business easier for our customers**

"In a highly regulated environment like insurance, forms can become lengthy and complex. Protective is simplifying its policy forms to improve our customers' experiences. One universal life policy form went from 32 pages down to 10. Simpler language, bigger font, easier to read. We know life can be complex, but protecting tomorrow doesn't have to be."

Keith Kirkley, JD, MBA / 2nd Vice President, Compliance Officer, Life and Annuity Division

Our stock ended the year at $28.58, up 27%. Including dividend payments during the year of $0.70 per diluted share, the total return to share owners for 2012 was 30%.

unfold throughout the year. The feedback we've received from investors and analysts on this approach has been strongly positive and we intend to continue our efforts.

Our real job, of course, is to deliver good financial results, not just well-developed plans. The key to driving financial performance in our business is building capital and allocating that capital effectively. I am pleased to report that Protective's total adjusted capital level reached a record high of $3.3 billion. Some of the items that contributed to that accomplishment were:

- Normal capital growth from the in force life insurance as it ages.
- Capital increase from earnings growth.
- Two recent acquisitions in 2010 and 2011 that included a strong flow of returning capital in the first several years.
- Golden Gate V, our fifth reserve financing that we closed in October 2012.

This reserve financing transaction strengthened risk-based capital by approximately 30 points, with total risk-based capital ending the year at a record 510%. Each of our five existing reserve financings has long-term financing in place. The use of these structures contributes to our ability to provide affordable products to meet the needs of our customers.

We were able to successfully complete several other important financing activities in 2012. In July, we extended our bank revolving credit facility for a new 5-year term and increased the capacity to $750 million from $500 million. In June and again in August, we accessed the public markets to refinance a portion of our outstanding hybrid debt, reducing the coupon rate and ultimately the interest expense related to this financing. We estimate the net pre-tax savings from this combined refinancing is $4.7 million annually for approximately 20 years into the future.

An important characteristic of our Company is that a large portion of our earnings accrue from stable, long-term liabilities. In 2012, 59% of our earnings accrued from life business produced by our Life Marketing retail business segment or through our many acquisitions. This stable long-term earnings stream is a great strength and complements our deposit businesses, such as Annuities and Stable Value. The deposit, or spread, business segments contributed 38% of our earnings in 2012. The combination of the two types of business provided a diverse and off-setting capability to embrace the opportunities in the market.

Reflecting our strong performance, Protective's stock price in 2012 compared favorably with peer companies. Our stock ended the year at $28.58, up 27%. Including dividend payments during the year of $0.70 per diluted share, the total return to share owners for 2012 was 30%.

Our activities supported one important goal of Protective: to create for our Company a strong and flexible financial position from which to move forward

This year, our efforts contributed significantly to our solid financial performance. We saw record investment income and our unrealized gains reached an all-time high of $3.1 billion.



Carl S. Thigpen, Executive Vice President and Chief Investment Officer

and build value for our share owners and customers. That is a driving force behind what we did in 2012 and the measuring stick against which our accomplishments are compared.

FULFILLING OUR PROMISES

*Carl S. Thigpen, executive vice president and chief investment officer, talks about managing our portfolio for the future.*

Every protection product we sell is a promise that in the future, when our customers need us, we will have the resources to meet our obligations. That's why our corporate strategy puts great emphasis on the asset/liability matching discipline. That discipline affects everything we do, and most certainly affects our approach to managing our investment portfolio. In 2012, we continued to emphasize buying high-quality assets and maintaining prudent diversification to mitigate risk. We continue to invest in investment-grade corporate bonds, with a prudent mix of commercial mortgages.

This year, our efforts contributed significantly to our solid financial performance. We saw record investment income and our unrealized gains reached an all-time high of $3.1 billion. Even with the downward pressures of the long-term, low-interest environment, our portfolio yield remained relatively stable ending 2012 at 5.5%. Extraordinary income exceeded expectations and asset impairments and commercial real estate losses were well within expectations.

Overall, market conditions were relatively calm as the European markets continued to stabilize from past events of the Eurozone crisis. Market returns were



Serving customers through technology

"Beneficiary changes are one of our policyholders' most requested transactions, and in an average year we process a very high volume of them. Because today's customers expect convenience and simplicity, we created a capability that allows customers to complete beneficiary changes online–that helps improve our customers' experiences. Today it's even simpler to interact with us online, anytime."

Kathleen D. Britton / Vice President, Life and Annuity Division strong, with credit spreads tightening and strong forward momentum in the stock markets. In the end, we have kept our focus on long-term performance because our obligations to our customers extend many years into the future. Through prudent management we strive to ensure that we are strong when our customers need us most.

## UNDERSTANDING RISK, FINDING OPPORTUNITY

*Michael G. Temple, executive vice president and chief risk officer, speaks about Protective's continued efforts toward enterprise risk management.*

Risk is inherent in the insurance business; effectively selecting and managing that risk is essential to both the success of the Company and our ability to fulfill the long-term promises to our customers. Protective's enterprise risk management (ERM) program helps us to prudently manage and capitalize on risk. We oversee enterprise efforts to identify, assess, monitor, manage and report on the Company's material risks. Protective has a strong and attentive risk culture, and we believe that thoughtfully taking the right level of risk contributes to the Company's ultimate success.

To that end, during 2012 Protective undertook a series of activities designed to de-risk our variable annuity product offering. In addition, we upgraded our risk reporting of credit and market risks to better monitor those risk exposures. And finally, we continued to execute the Company's variable annuity hedging program that performed well despite volatile market conditions. These risk management activities are part of what enables us to offer affordable, valuable products to our customers and create value for our share owners.

Protective has a strong and attentive risk culture, and we believe that thoughtfully taking the right level of risk contributes to the Company's ultimate success.



Michael G. Temple, Executive Vice President and Chief Risk Officer

Protective's track record for selecting, pricing, performing due diligence, negotiating and closing acquisitions is unparalleled.

ERM is a relatively new and evolving field that must stay in sync with current macro-environment forces to be relevant. As circumstances and risk factors change, continual improvement is critical. Looking ahead, our ERM priorities include: advancing our stress testing program, continuing to improve our risk reporting, and enhancing the overall effectiveness of our ERM program.

While it's impossible to predict what risk events will occur next year, in the long run our commitment is unchanged—to maintain an ERM program that contributes to the planning and management of our business and ultimately benefits our customers and share owners.

### AGILITY AND ABILITY TO DEPLOY CAPITAL IN ACQUISITIONS

*Carolyn King, senior vice president, acquisitions and corporate development, talks about how acquiring policies benefits the business.*

This past year was the busiest in our history, with many potential acquisition transactions to assess. In principle, we are willing to assess any opportunity created by a company that wishes to exit a line of business, wants to deploy capital elsewhere, maybe has a problem with their cost structure or a block that isn't at scale. Key subject matter experts from all areas of our Company, in an orchestrated effort, assess opportunities. These same experts also lead our successful integration efforts. The earnings from previously closed transactions contributed $171 million to operating earnings in 2012, representing 36% of the earnings of the Company.

Protective's track record for selecting, pricing, performing due diligence, negotiating and closing acquisitions is unparalleled. The Company has completed



Carolyn King, Senior Vice President, Acquisitions and Corporate Development



**Improving through learning**

"To date, 99 Protective leaders throughout the Company have participated in the Protective Leadership Program. Through teambuilding activities, benchmarking and culture immersion activities with other companies, these leaders have gone on to spearhead innovative initiatives within Protective, including new collaboration efforts, new product designs, and new ways to identify and market to customers."

Wendy Evesque / Vice President, Senior HR Partner

46 transactions and deployed more than $2 billion of capital, with more than half of that occurring since 2006. We are fortunate to have the ability to deploy capital to produce business through our organic retail segments, but quickly mobilize to pursue an acquisition when the returns are attractive. Capital deployed in the acquisition segment typically returns very quickly and delivers a long, steady earnings stream continuing well into the future. The agility to direct the capital where it will be most productive and the ability to bring acquisitions successfully to fruition distinguishes Protective.

In addition to the strong accretive earnings impact of an acquisition, buying business wholesale contributes to low unit costs and improved scale in our business. Combined, these afford us the ability to compete meaningfully across all lines of business, to improve product pricing and, therefore, customer value.

Our distribution relationships remain central to our strategy and to our ability to succeed. We have continued to enjoy good relationships with high quality distributors of our products.

### REORIENTING AROUND THE CUSTOMER

*Carolyn M. Johnson, executive vice president and chief operating officer, describes Protective's progress to redefine the customer experience.*

From an operational standpoint, 2012 was a year of both clarity and change for Protective. We took significant steps toward improving our business to better serve our customers across all markets, while not losing sight of our financial goals.

In the face of regulatory changes, we created an entirely new insurance solution that is showing early promise. The Custom Choice Universal Life product reflects our broader strategy to simplify both our processes and our products to provide a more consumer-friendly experience. We also took several actions to improve both the risk profile and market positioning of our variable annuity products.

Part of successfully implementing changes in business strategy is making sure that you don't lose focus on the existing strengths of the business. Our distribution relationships remain central to our strategy and to our ability to succeed. We have continued to enjoy good relationships with high quality distributors of our products. Institutional distribution—sales through banks and stockbrokers—continued to grow in 2012. Sales through institutional distributors increased to 35% in 2012 from 24% of our life sales in 2011. We encourage this growth because sales through institutional distributors typically have lower processing costs and better mortality. The business comes to us primarily in electronic form so it's easier and less expensive to process. We tend to see better mortality because there is very little anti-selection, and in 2012 that lower mortality helped us record our best annual term mortality variance ever at a positive $40.4 million.

This year, several of the changes that we made previously increased the portion of our universal life applications that fall into the preferred class—to 54% in October 2012 from 23% in January 2011. These applications are more often placed in force and, under the current accounting rules



**Pursuing innovation to serve our customers' needs**

"Your financial situation today will be different from your situation tomorrow. But the one thing that doesn't change is the need to protect and provide for those you love. Our new Custom Choice UL is an affordable product that can be tailored to a customer's needs as their situation changes. The customer can choose an initial coverage period, and as that period comes to an end they have several options to help them maintain the affordable coverage they need."

Kurt A. Guske, FSA, MAAA / Vice President, Life Product Manager



Carolyn M. Johnson, Executive Vice President and Chief Operating Officer

The main focus of Customer Knowledge and Engagement (CKE), and the processes and technology that support the initiative, is to ensure that we have a complete rendering of a customer's story, so that we can proactively serve people depending on their stage in life.

related to deferred acquisition costs, this change improved the expense performance of new sales. We also drove considerably higher application volume, which, coupled with the increase in preferred class shift, significantly drove down our unit costs.

For years, we've noticed several problematic trends in our industry that required new thinking to solve. Customers recognize they have a need for our products, but sales across the industry have been flat or declining. Limited customer understanding of our products is compounded by heightened regulatory pressure, uncertain capital markets, and continued product commoditization. On top of that, customer expectations of service are shifting higher, driven by companies outside of our industry that have reset the bar which defines good customer experience. People now want an "Apple" experience from their insurance company, and no one in our industry is prepared to deliver it. This year, however, we launched an initiative we call Customer Knowledge and Engagement (CKE) to help us do just that.

CKE has been a massive undertaking designed to help us more completely understand the personality, needs, wants and motivations of our customers. We've added considerably to our talent and experience pool, and reorganized a significant portion of our marketing team to address the challenge.

The main focus of CKE, and the processes and technology that support the initiative, is to ensure that we have a complete rendering of a customer's story, so that we can proactively serve people depending on their stage in life. Key events like getting married, having a child or changing jobs can trigger a re-evaluation of a



**Building relationships**

"More than 40% of life insurance shoppers said life events—getting married, having or adopting a child, or buying a home—prompted them to shop for life insurance. With the CKE program, we are building the ability to identify life event triggers, understand customer needs and deliver relevant offerings at the right time through the most effective channels. It's all about building a lasting relationship with customers."

Edna Boatright / Vice President, Consumer Marketing

Today, we are training and measuring our personnel on quality behaviors that enhance both efficiency and customer satisfaction.

customer's entire protection structure to ensure that their future is adequately secure.

In the past, information was segmented by operational silos, often leaving both our customers and our own people frustrated at our lack of insight into the customer's needs. The goal of CKE is to ensure that everyone who speaks with a customer has a more complete look at the customer's profile—so we know immediately not just which products they own, but how they prefer to communicate, what life-stage they are in and major changes that might necessitate a new product to adequately protect their future.

This is a critical initiative, a complete reorienting of our systems to place the customer at the center of everything we do. It's also a process, not an event. We expect, even as the program is launched, that we'll continuously refine our capability in order to increase both the insights we have into our customers and our own ability to interpret those insights into meaningful programs.

Another sizeable project we launched in 2012 is the transformation of our call centers. We currently have 19 call centers in 10 locations, and we are completely reinventing their operation. We are investing in technology that will allow us to take advantage of the new information CKE provides about our customers, and integrated technology will allow us to communicate with customers using the method that they prefer: email, chat, text or even traditional phone calls.

In the past, we measured and rewarded metrics that showed improvements in our efficiency, but this did not necessarily indicate good or improving customer satisfaction. Today, we are training and measuring our personnel on quality behaviors that enhance both efficiency and customer satisfaction. We completed the first call center transformation in late 2012, with plans to transform the remaining call centers in 2013.

We delivered good financial results this year and made substantial progress implementing many specific initiatives that support the corporate strategic directives we introduced a year ago when we re-branded the Company: simplify everything; serve people; build trust; do the right thing. These important strategic pillars, coupled with continued focus on delivering good financial results, are intended to ensure that we strengthen our customer relationships and position the Company to grow in the future.

## NAVIGATING THE REGULATORY CHALLENGES

*Deborah J. Long, executive vice president, secretary and general counsel, on the challenges of implementing a customer-centric approach.*

In the life insurance industry, adopting a customer-centric philosophy comes with a number of regulatory challenges. Making things simpler is a wonderful goal, but many of the complexities of our regulatory world exist to further a goal, and we have to make sure that we don't trade off simplicity for regulatory integrity. We've worked closely throughout the year with our compliance, actuarial and marketing teams to facilitate changes



**Doing the right thing for our customers and our people**

"Since joining the Protective wellness program, I have lost more than 30 pounds. Protective supports healthy choices and even provides opportunities to engage in health activities. Our on-site fitness center allows us to work out independently, take a class or get help from a certified trainer, and the weekly on-site organic farmer's market makes it convenient for us to purchase fresh fruits and vegetables as we leave for the day."

LaSonya White / New Business Account Processor, Research and Distribution

We were pleased to play a significant role in making our Company more customer-friendly, while ensuring that we met all relevant industry regulations.

that will make our customer-facing processes easier to navigate and our products easier to understand and acquire. Many occasions during the year required our teams to move quickly and think creatively to address critical issues in the face of an ever-changing regulatory environment.

In 2012, new reserving regulations were created that made one of our most popular products much less affordable. The new regulations, which took effect in January 2013, were not finalized until September 2012. As the regulations were being drafted and considered, our lawyers, actuaries and marketing teams worked closely, trying to anticipate what changes would be made and what effect they would have so we could design a new product. With less than 90 days from the release of the new regulations, we were able to construct a new consumer-friendly product, gain approval from the state insurance departments, make appropriate filings nationwide, implement the necessary operational changes, educate our field force and have the product available for purchase by the start of the new year.

When Protective began its strategic shift to more closely align with our customers, we knew that the legal and compliance staff would help make the strategy a reality. Many of our current insurance regulations were implemented years ago, before the birth of today's e-mail and social media tools. Others are more recent and impose new and complex requirements. But all have the goal of protecting the consumer, and it is our job to thoughtfully comply with them even as we incorporate the use of new tools and approaches. We were pleased to play a significant role in making our Company more customer-friendly, while



Deborah J. Long, Executive Vice President, Secretary and General Counsel



**Simplifying everything**

"We partner with over 8,000 U.S. automobile and marine dealerships to distribute our Asset Protection products, and we know that a lot of the work in closing a deal is not done sitting at a desk. Our mobile app supports independent dealers' ability to effectively present our products to their customers thoroughly and professionally. Our business can go where our customers go."

Rick Kurtz / Senior Vice President of Distribution, Asset Protection ensuring that we met all relevant industry regulations.

Creating a better experience for our customers, while maintaining the integrity of our regulatory compliance is, in itself, not a simple process. But the end product is something we can all be proud to deliver.

### IN THE END, IT ALL COMES DOWN TO PEOPLE

*D. Scott Adams, senior vice president & chief human resource officer, on the importance of people in the Company's strategic plans.*

One of the oldest axioms in business is the idea that even the most insightful strategic plan is dependent on the people who execute it. At Protective, we've long recognized the value of talented, high-performing and well-trained people. This year, we have implemented a number of programs to continue the development of our key personnel, while also helping to spread the core philosophy of our brand through every level of the Company.

For more than 25 years, encouraging employee wellness activities has been an important part of the Protective culture. This year, we continued to find new ways to help employees improve their health. For example, at the Birmingham, Alabama, location we introduced weekly access for employees to an on-site, organic farmer's market. Each Tuesday, employees shop from a wide variety of fruits, vegetables, honey, cheeses and other offerings from a local, organic farm—all offered right outside our doors! We also continued our on-site healthcare clinic while building on our partnership with Baptist Health System, a hospital system that provides comprehensive, progressive care and health screening services. During the year, we increased wellness incentives for all employees, including cash rewards through the Virgin HealthMiles program and the potential for healthcare premium reductions.

The focus on health has produced positive rewards. Our overall health and wellness expenditures and total cost trends continue to perform better than national and regional averages.

To support our overall strategic goals, we launched the Protective Leadership Program to broaden our institutional knowledge on a wide range of issues important to our future. The goal is to immerse leaders from all levels of our Company in the culture of companies outside of our industry, companies that consistently excel in areas that we have targeted to improve, and then to work in small teams to translate the ideas generated into new initiatives that help us drive our strategy forward. A second initiative, IdeaRocket, is a social-media-based tool that gives all employees an outlet to suggest ideas that can improve our business and the customer experience.

When you create clear points of differentiation in your industry on traits such as customer satisfaction and customer experience, your advantages are hard to duplicate. We want to be in a position where we are no longer just compared to other insurance companies—we aspire to be compared with companies

To support our overall strategic goals, we launched the Protective Leadership Program to broaden our institutional knowledge on a wide range of issues important to our future.



D. Scott Adams, Senior Vice President and Chief Human Resources Officer

The engagement and enthusiasm of our talented employees are the engines that shape our ability to help us reach the Company's most ambitious goals.

like Apple and Amazon who have gained strong customer loyalty. To that end, we are working to learn from the best practices, the triumphs, errors and experiences of other companies in order to significantly improve our own operations.

The strategic focus on our customers includes a very important internal customer as well—our employees. Our Embrace Today program encourages employees to recognize their peers for living the values of our Company. Each quarter, a select recipient is recognized at a quarterly management meeting with the Embrace Today Award. The engagement and enthusiasm of our talented employees are the engines that shape our ability to help us reach the Company's most ambitious goals.

It's not our goal to be a great insurance company; we want to be a great company.



**Making convenience simple**

"Each year Protective processes a very high volume of fund transfers in our variable annuity products. In 2012, we enhanced our service for variable annuities by enabling customers to complete these changes online, any time of day, from any location. Half of these sub-account trades are now handled online. It's convenient, faster, more efficient and simple."

David Johnson / 2nd Vice President, External Systems Manager

## Board of Directors

**Robert O. Burton**
President and Chief Executive Officer
Hoar Construction, LLC
*(construction)*
2011

**Elaine L. Chao**
24th U.S. Secretary of Labor (2001-2009)
*(government)*
2011

**Thomas L. Hamby**
Former President - AT&T Alabama
AT&T Inc.
*(telecommunications)*
2004

**John D. Johns**
Chairman, President and
Chief Executive Officer
Protective Life Corporation
1997

**Vanessa Leonard**
Attorney at Law
*(legal services)*
2004

**Charles D. McCrary**
President and Chief Executive Officer
Alabama Power Company
*(public utility)*
2005

**John J. McMahon, Jr.**
Chairman of the Board
Ligon Industries, LLC
*(manufacturer of waste water treatment equipment, aluminum castings and hydraulic cylinders)*
1987

**Hans H. Miller**
Consultant
*(strategy and investment)*
2009

**Malcolm Portera**
Chancellor Emeritus
University of Alabama System
2003

**C. Dowd Ritter**
Retired - Chairman of the Board,
President and Chief Executive Officer
Regions Financial Corporation
*(bank holding company)*
2005

**Jesse J. Spikes**
Senior Counsel
McKenna Long & Aldridge, LLP
*(international law firm)*
2011

**William A. Terry**
Founder and Principal
Highland Associates, Inc.
*(SEC registered investment advisor)*
2004

**W. Michael Warren, Jr.**
President and Chief Executive Officer
Children's of Alabama
*(medical facility)*
2001

**Vanessa Wilson**
Chief Financial Officer
Golden Seeds, LLC
*(investment group)*
2006

## Executive Officers
## Protective Life Corporation

**John D. Johns**
Chairman, President and
Chief Executive Officer

**Richard J. Bielen**
Vice Chairman and
Chief Financial Officer

**Carolyn M. Johnson**
Executive Vice President and
Chief Operating Officer

**Deborah J. Long, JD**
Executive Vice President, Secretary
and General Counsel

**Michael G. Temple**
Executive Vice President and
Chief Risk Officer

**Carl S. Thigpen**
Executive Vice President and
Chief Investment Officer

**D. Scott Adams**
Senior Vice President and
Chief Human Resources Officer

**M. Scott Karchunas**
Senior Vice President,
Asset Protection

**Carolyn King, FSA**
Senior Vice President, Acquisitions and
Corporate Development

**Steven G. Walker**
Senior Vice President, Controller and
Chief Accounting Officer

**Judy Wilson**
Senior Vice President,
Stable Value Products

## Corporate Information

### Quarterly Stock Prices and Dividends

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2011 and 2012.

**2012 Market Price Per Share**

| Quarter | High | Low | Dividends per Share |
|---|---|---|---|
| 1st | $30.25 | $23.19 | $ .16 |
| 2nd | $30.08 | $24.98 | $ .18 |
| 3rd | $30.04 | $26.10 | $ .18 |
| 4th | $29.09 | $24.93 | $ .18 |

**2011 Market Price Per Share**

| Quarter | High | Low | Dividends per Share |
|---|---|---|---|
| 1st | $29.49 | $25.59 | $ .14 |
| 2nd | $27.14 | $21.59 | $ .16 |
| 3rd | $23.56 | $15.17 | $ .16 |
| 4th | $22.82 | $14.25 | $ .16 |

### Stock Transfer Agent

Computershare Shareowner Services LLC
P.O. Box 43006
Providence, RI 02940-3006

Web site: www.computershare.com/investor

Telephone:

(866) 230-8625
(Inside the United States and Canada)

(201) 680-6578
(Outside the United States and Canada)

### Dividend Reinvestment/Transfers/Address Change/ General Correspondence

Protective Life Corporation
c/o Computershare Shareowner Services LLC
P.O. Box 43006
Providence, RI 02940-3006

### Corporate Headquarters

Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Telephone: (205) 268-1000

### Principal Operating Subsidiaries for Protective Life Corporation

Protective Life Insurance Company
West Coast Life Insurance Company
Protective Life and Annuity Insurance Company
Lyndon Insurance Group, Inc.

### Internet Address

http://www.protective.com

### Trading Market

New York Stock Exchange

### Trading Symbols

Common Stock - PL
6.125% Trust Originated Preferred Securities - PL PrB
6.25% Subordinated Debt Securities - PL PrC
6.00% Subordinated Debt Securities - PL PrE
8.00% Senior Debt Securities - PLP

### Annual Meeting

Monday, May 13 at 10:00 a.m., Central Time
Protective Life Corporation headquarters

### Investor Relations

Security analysts, investment professionals and share owners should direct their inquiries to:

Mr. John D. Johns
Chairman, President and Chief Executive Officer

Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer

Ms. Eva T. Robertson
Vice President, Investor Relations

PROTECTIVE LIFE CORPORATION
P. O. Box 2606
Birmingham, AL 35202
Telephone: (205) 268-1000
Fax: (205) 268-3642

### Independent Accountants

PricewaterhouseCoopers LLP

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D. C. 20549**

# FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2012**

**or**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**For the transition period from to**

**Commission File Number 001-11339**

# PROTECTIVE LIFE CORPORATION
(Exact name of registrant as specified in its charter)

| **DELAWARE**<br>(State or other jurisdiction of incorporation or organization) | **95-2492236**<br>(IRS Employer Identification Number) |
|---|---|

**2801 HIGHWAY 280 SOUTH**
**BIRMINGHAM, ALABAMA 35223**
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code **(205) 268-1000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.50 Par Value | New York Stock Exchange |
| PLC Capital Trust V 6.125% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

**Note**—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

| Large accelerated filer ☒ | Accelerated Filer ☐ | Non-accelerated filer ☐<br>(Do not check if a smaller reporting company) | Smaller Reporting Company ☐ |
|---|---|---|---|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant as of June 30, 2012: $2,324,425,556

Number of shares of Common Stock, $0.50 Par Value, outstanding as of February 13, 2013: 78,144,293

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's Proxy Statement prepared for the 2013 annual meeting of shareowners, pursuant to Regulation 14A, are incorporated by reference into Part III of this Report.

**PROTECTIVE LIFE CORPORATION**
**ANNUAL REPORT ON FORM 10-K**
**FOR FISCAL YEAR ENDED DECEMBER 31, 2012**

**TABLE OF CONTENTS**


| | | Page |
|---|---|---|
| | **PART I** | |
| Item 1. | Business | 3 |
| Item 1A. | Risk Factors and Cautionary Factors that may Affect Future Results | 16 |
| Item 1B. | Unresolved Staff Comments | 38 |
| Item 2. | Properties | 38 |
| Item 3. | Legal Proceedings | 38 |
| Item 4. | Mine Safety Disclosure—Not Applicable | 38 |
| | **PART II** | |
| Item 5. | Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities | 39 |
| Item 6. | Selected Financial Data | 42 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 43 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 124 |
| Item 8. | Financial Statements and Supplementary Data | 125 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 231 |
| Item 9A. | Controls and Procedures | 231 |
| Item 9B. | Other Information | 232 |
| | **PART III** | |
| Item 10. | Directors and Executive Officers and Corporate Governance | 233 |
| Item 11. | Executive Compensation | 233 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 233 |
| Item 13. | Certain Relationships and Related Transactions and Director Independence | 233 |
| Item 14. | Principal Accountant Fees and Services | 233 |
| | **PART IV** | |
| Item 15. | Exhibits and Financial Statement Schedules | 234 |
| | Signatures | 238 |

## PART I

### Item 1. Business

Protective Life Corporation is a holding company headquartered in Birmingham, Alabama, with subsidiaries that provide financial services primarily in the United States through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary. Unless the context otherwise requires, the "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

The Company operates several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, and Asset Protection. The Company has an additional segment referred to as Corporate and Other which consists of net investment income not assigned to the segments above (including the impact of carrying liquidity) and expenses not attributable to the segments above (including interest on certain corporate debt). This segment also includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations. The Company periodically evaluates operating segments, as prescribed in the Accounting Standard Codification ("ASC" or "Codification") Segment Reporting Topic, and makes adjustments to our segment reporting as needed.

Additional information concerning the Company's operating segments may be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 22, *Operating Segments* to consolidated financial statements included herein.

In the following paragraphs, the Company reports sales and other statistical information. These statistics are used to measure the relative progress of its marketing and acquisition efforts, but may or may not have an immediate impact on reported segment operating income. Sales data for traditional life insurance is based on annualized premiums, while universal life sales are based on annualized planned premiums, or "target" premiums if lesser, plus 6% of amounts received in excess of target premiums and 10% of single premiums. "Target" premiums for universal life are those premiums upon which full first year commissions are paid. Sales of annuities are measured based on the amount of deposits received less surrenders occurring within twelve months of the deposit. Stable value contract sales are measured at the time that the funding commitment is made based on the amount of deposit to be received. Sales within the Asset Protection segment are based on the amount of single premiums and fees received.

These statistics are derived from various sales tracking and administrative systems and are not derived from the Company's financial reporting systems or financial statements. These statistics attempt to measure only some of the many factors that may affect future profitability, and therefore, are not intended to be predictive of future profitability.

### Life Marketing

The Life Marketing segment markets universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis, primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

The following table presents the Life Marketing segment's sales measured by new premium:

| For The Year Ended December 31, | Sales |
|---|---|
| | (Dollars In Millions) |
| 2008 | $158 |
| 2009 | 163 |
| 2010 | 171 |
| 2011 | 133 |
| 2012 | 121 |

### Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. The Company expects acquisition opportunities to continue to be available; however, the Company believes it may face increased competition and evolving capital requirements that may affect the environment and the form of future acquisitions.

Most acquisitions closed by the Acquisitions segment have not included the acquisition of an active sales force, thus policies acquired through the segment are typically "closed" blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage, unless new acquisitions are made. The segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity. In transactions where some marketing activity was included, the Company may cease future marketing efforts, redirect those efforts to another segment of the Company, or elect to continue marketing new policies as a component of other segments.

The Company believes that its focused and disciplined approach to the acquisition process and its experience in the assimilation, conservation, and servicing of acquired policies provides a significant competitive advantage.

On occasion, the Company's other operating segments have acquired companies and/or blocks of policies. The results of these acquisitions are included in the respective segment's financials.

### Annuities

The Annuities segment markets fixed and variable annuity ("VA") products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

The Company's fixed annuities include modified guaranteed annuities which guarantee an interest rate for a fixed period. Contract values for these annuities are "market-value adjusted" upon surrender prior to maturity. In certain interest rate environments, these products afford the Company with a measure of protection from the effects of changes in interest rates. The Company's fixed annuities also include single premium deferred annuities, single premium immediate annuities, and indexed annuities. Equity indexed annuities have not been actively marketed since the second quarter of 2009. The Company's variable annuities offer the policyholder the opportunity to invest in various investment accounts and offer optional features that guarantee the death and withdrawal benefits of the underlying annuity.

The demand for annuity products is related to the general level of interest rates, performance of the equity markets, and perceived risk of insurance companies. The following table presents fixed and variable annuity sales:

| For The Year Ended December 31, | Fixed Annuities | Variable Annuities | Total Annuities |
|---|---|---|---|
| | (Dollars In Millions) | | |
| 2008 | $2,160 | $ 452 | $2,612 |
| 2009 | 1,225 | 796 | 2,021 |
| 2010 | 930 | 1,715 | 2,645 |
| 2011 | 1,032 | 2,349 | 3,381 |
| 2012 | 592 | 2,735 | 3,327 |

**Stable Value Products**

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, money market funds, bank trust departments, and other institutional investors. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of PLICO as the seller of the contracts, as opposed to solely meeting the needs of the buyer. The Company's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks, and maintaining low distribution and administration costs. Most GICs and funding agreements written by the Company have maturities of one to ten years.

The following table presents Stable Value Products sales:

| For The Year Ended December 31, | GICs | Funding Agreements | Total |
|---|---|---|---|
| | (Dollars In Millions) | | |
| 2008 | $166 | $1,803 | $1,969 |
| 2009 | — | — | — |
| 2010 | 133 | 625 | 758 |
| 2011 | 499 | 300 | 799 |
| 2012 | 400 | 222 | 622 |

**Asset Protection**

The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles ("RV"). In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss. The segment's products are primarily marketed through a national network of approximately 8,000 automobile, marine, and RV dealers. A network of direct employee sales representatives and general agents distribute these products to the dealer market.

The following table presents the insurance and related product sales measured by new revenue:

| For The Year Ended December 31, | Sales |
|---|---|
| | (Dollars In Millions) |
| 2008 | $411 |
| 2009 | 305 |
| 2010 | 343 |
| 2011 | 416 |
| 2012 | 451 |

In 2012, approximately 95.9% of the segment's sales were through the automobile, marine, and RV dealer distribution channel and approximately 78.4% of the segment's sales were extended service contracts. A portion of the sales and resulting premiums are reinsured with producer-affiliated reinsurers.

## Corporate and Other

The Corporate and Other segment primarily consists of net investment income not assigned to the segments above (including the impact of carrying liquidity) and expenses not attributable to the segments above (including interest on certain corporate debt). This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations. The earnings of this segment may fluctuate from year to year.

## Investments

As of December 31, 2012, the Company's investment portfolio was approximately $36.9 billion. The types of assets in which the Company may invest are influenced by various state insurance laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, derivative financial instruments, and liquidity, see Note 2, *Summary of Significant Accounting Policies,* Note 4, *Investment Operations*, Note 21, *Derivative Financial Instruments* to consolidated financial statements, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

The following table presents the investment results from continuing operations of the Company:

| For The Year Ended December 31, | Cash, Accrued Investment Income, and Investments as of December 31, | Net Investment Income | Percentage Earned on Average of Cash and Investments | Realized Investment Gains (Losses) | |
|---|---|---|---|---|---|
| | | | | Derivative Financial Instruments | All Other Investments |
| | (Dollars In Thousands) | | | | |
| 2008 | $27,003,687 | $1,675,164 | 5.8% | $ 116,657 | $(584,492) |
| 2009 | 29,547,513 | 1,665,036 | 5.9 | (177,953) | 120,149 |
| 2010 | 31,970,632 | 1,683,676 | 5.4 | (138,249) | 112,856 |
| 2011 | 35,558,958 | 1,820,643 | 5.3 | (155,251) | 187,473 |
| 2012 | 37,640,971 | 1,862,332 | 4.9 | (238,480) | 172,149 |

### Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2012, the Company's mortgage loan holdings were approximately $5.0 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in its view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated primarily with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which the Company has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history. For more information regarding the Company's investment in mortgage loans, refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 5, *Mortgage Loans* to the consolidated financial statements included herein.

### Ratings

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products and its competitive position. The following table summarizes the financial strength ratings of our significant member companies from the major independent rating organizations as of December 31, 2012:

| Ratings | A.M. Best | Fitch | Standard & Poor's | Moody's |
|---|---|---|---|---|
| Insurance company financial strength rating: | | | | |
| Protective Life Insurance Company | A+ | A | AA− | A2 |
| West Coast Life Insurance Company | A+ | A | AA− | A2 |
| Protective Life and Annuity Insurance Company | A+ | A | AA− | — |
| Lyndon Property Insurance Company | A− | — | — | — |

Rating organizations also publish credit ratings for the issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access credit markets and other types of liquidity. Credit ratings are not recommendations to buy our securities or products.

The Company's ratings are subject to review and change by the rating organizations at any time and without notice. Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company.

### Life Insurance In-Force

The following table presents life insurance sales by face amount and life insurance in-force:

| | For The Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (Dollars In Thousands) | | | | |
| New Business Written | | | | | |
| Life Marketing | $ 20,488,483 | $ 19,357,654 | $ 30,626,739 | $ 50,621,394 | $ 57,534,379 |
| Asset Protection | 1,013,484 | 1,093,770 | 1,191,268 | 1,376,012 | 2,077,540 |
| Total | $ 21,501,967 | $ 20,451,424 | $ 31,818,007 | $ 51,997,406 | $ 59,611,919 |
| Business Acquired Acquisitions | $ — | $ 16,233,361 | $ 13,185,627 | $ — | $ — |
| Insurance In-Force at End of Year(1) | | | | | |
| Life Marketing | $521,829,874 | $541,899,176 | $552,590,776 | $553,799,195 | $544,248,010 |
| Acquisitions | 212,812,930 | 217,216,920 | 217,101,363 | 218,271,519 | 227,708,203 |
| Asset Protection | 2,243,597 | 2,367,047 | 2,625,886 | 3,019,142 | 3,651,779 |
| Total | $736,886,401 | $761,483,143 | $772,318,025 | $775,089,856 | $775,607,992 |

(1) Reinsurance assumed has been included, reinsurance ceded (2012—$444,950,866; 2011—$469,530,487; 2010—$495,056,077; 2009—$515,136,471; 2008—$540,561,213) has not been deducted.

The ratio of voluntary terminations of individual life insurance to mean individual life insurance in-force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in-force at the beginning and end of the year, adjusted for the timing of major acquisitions is as follows:

| As of December 31, | Ratio of Voluntary Termination |
|---|---|
| 2008 | 4.7% |
| 2009 | 4.9 |
| 2010 | 4.8 |
| 2011 | 5.0 |
| 2012 | 5.0 |

### Investment Products In-Force

The amount of investment products in-force is measured by account balances. The following table includes the stable value product segment, acquisitions segment, and annuity segment account balances. A majority of the variable annuity account balances are reported in the Company's financial statements as liabilities related to separate accounts.

| As of December 31, | Stable Value Products | Fixed Annuities | Variable Annuities |
|---|---|---|---|
| | (Dollars In Thousands) | | |
| 2008 | $4,960,405 | $ 9,155,032 | $ 2,229,865 |
| 2009 | 3,581,150 | 9,619,307 | 3,240,190 |
| 2010 | 3,076,233 | 10,139,687 | 5,622,111 |
| 2011 | 2,769,510 | 10,436,281 | 7,252,526 |
| 2012 | 2,510,559 | 10,107,365 | 10,152,515 |

**Underwriting**

The underwriting policies of the Company's insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, and/or medical examinations to determine whether a policy should be issued as applied for, other than applied for, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for evaluation of the substandard risk.

The Company's insurance subsidiaries generally require blood samples to be drawn with individual insurance applications above certain face amounts based on the applicant's age, except in the worksite and BOLI markets where limited blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to certain viruses. Applications also contain questions permitted by law regarding certain viruses which must be answered by the proposed insureds.

The Company utilizes an advanced underwriting system, TeleLife®, for certain segments of its life business. TeleLife® streamlines the application process through a telephonic interview of the applicant, schedules medical exams, accelerates the underwriting process and the ultimate issuance of a policy mostly through electronic means, and reduces the number of attending physician statements.

The Company's maximum retention limit is $2,000,000 for any one life on certain of its traditional life and universal life products.

**Reinsurance Ceded**

The Company's insurance subsidiaries cede life insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company has also reinsured guaranteed minimum death benefit ("GMDB") claims relative to certain of its variable annuity contracts. During 2010, the Company discontinued the use of reinsurance on GMDB claims.

For approximately 10 years prior to mid-2005, the Company entered into reinsurance contracts in which the Company ceded a significant percentage, approximately 90%, of its newly written traditional life insurance business on a first dollar quota share basis under coinsurance contracts. In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance. The amount of insurance retained on any one life on traditional life insurance was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

For approximately 15 years prior to 2012, the Company reinsured 90% of the mortality risk on the majority of its newly written universal life insurance on a YRT basis. During 2012, the Company moved to reinsure only amounts in excess of its $2,000,000 retention for the majority of its newly written universal life insurance.

**Policy Liabilities and Accruals**

The applicable insurance laws under which the Company's insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States of America ("GAAP") differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, GICs, and funding agreements, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed to be more appropriate for financial reporting purposes than those required for statutory accounting purposes, from the introduction of lapse assumptions into the calculation, and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs, and funding agreements are generally carried in the Company's financial reports at the account value of the policy or contract plus accrued interest.

**Federal Taxes**

Existing laws and regulations affect the taxation of the Company's products. Income taxes that would otherwise be payable by policyholders on investment income inside certain types of insurance and annuity policies are deferred during these products' accumulation period. This favorable tax treatment gives certain of the Company's products a competitive advantage over non-insurance products. If the individual income tax is revised such that there is an elimination or scale-back of the tax-deferred status of certain of the Company's products, or competing products are granted a tax-deferred status, then the relative attractiveness of the Company's products may be reduced or eliminated.

Life insurance products are often used to fund estate tax obligations. Since 2001, the estate tax has changed significantly. From 2000 to 2009, its highest marginal rate graded down from 55 percent to 45 percent, and there were significant changes in its key provisions. In 2010, the estate tax was completely eliminated. It was reinstated in 2011, but at lower rates and significantly-changed terms from what existed prior to 2001. In early 2013, *The American Tax Relief Act of 2012* was enacted. It provides that an estate is taxable only if its net value exceeds $5 million. This $5 million floor is indexed for inflation and any unused portion may be transferable. The highest marginal tax rate is 40 percent. Although it is subject to change, as is any existing law, by its terms this new estate tax does not have a schedule of changing rates, significantly-changing terms, or a sunset date. Nevertheless, if this tax is significantly reduced or eliminated again in the future, the demand for certain life insurance products could be adversely affected.

The Company is subject to the corporate income tax. It currently benefits from certain special tax benefits, such as certain deductions relating to its variable products' separate accounts and its future policy benefits and claims. Due to a number of factors, such as the current large government budget deficits and the resulting proposals to reduce these deficits, tax legislation could be enacted that would cause the Company to lose some or all of these deductions and therefore incur additional income tax expense.

The Company's insurance subsidiaries are taxed in a manner similar to other companies in its industry. Certain restrictions apply to the consolidation of recently-acquired life insurance companies into the Company's consolidated income tax return. Additionally, restrictions on the amount of life insurance income that can be offset by non-life-insurance losses can cause the Company's income tax expense to increase.

There is general uncertainty regarding the taxes to which the Company and its products will be subject to in the future. The Company cannot predict what changes to tax law or interpretations of existing tax law will occur.

### Competition

Life and health insurance is a mature and highly competitive industry. In recent years, the industry has experienced reduced growth in life insurance sales, though the aging population has increased the demand for retirement savings products. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have lower profitability expectations. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The Company's move away from reliance on reinsurance for newly written traditional life products results in a net reduction of current taxes, but an increase in deferred taxes. The Company allocates the benefits of reduced current taxes to the Life Marketing and Acquisition segments and the profitability and competitive position of certain products is dependent on the continuation of existing tax rules and interpretations and the Company's ability to generate future taxable income.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distributors to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency, which differs from past behavior.

### Risk Management

Risk management is a critical part of the Company's business, and the Company has adopted risk management processes in multiple aspects of its operations, including product development and management, business acquisitions, underwriting, investment management, asset-liability management, and technology development projects. The Company's risk management office, under the direction of the Chief Risk Officer, along with other departments, management groups and committees, have responsibilities for managing different risks throughout the Company. Risk management includes the assessment of risk, a decision process to determine which risks are acceptable and the ongoing monitoring and management of identified risks. The primary objective of these risk management processes is to determine the acceptable level of variations the Company experiences from its expected results and to implement strategies designed to limit such variations to these levels.

### Regulation

The Company is subject to government regulation in each of the states in which it conducts business. In many instances, the regulatory models emanate from the National Association of Insurance Commissioners ("NAIC"). Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, insurer use of captive reinsurance companies, acquisitions, mergers, capital adequacy, claims practices and the remittance of unclaimed property. In addition, some state insurance departments may enact rules or regulations with extra-territorial application, effectively extending their jurisdiction to areas such as permitted insurance company investments that are normally the province of an insurance company's domiciliary state regulator.

At any given time, a number of financial, market conduct or other examinations of the Company's subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adversely, have a material impact on the Company. The Company's insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business, and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries may be ongoing. To date, no such insurance department examinations have produced any significant adverse findings regarding any of the Company's insurance company subsidiaries.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

In addition, many states, including the states in which the Company's insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where PLICO is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. Recently, Nebraska, where one of the Company's insurance subsidiaries is domiciled, adopted new holding company legislation. If additional state legislatures in states in which the Company's insurance subsidiaries are domiciled adopt new regulations, the subsidiaries will be subject to increased reporting requirements.

The states in which the Company's insurance subsidiaries are domiciled also impose certain restrictions on the subsidiaries' ability to pay dividends to the Company. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2013 is estimated to be $469.3 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company's insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without affirmative prior approval by state regulatory authorities.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and may lead to additional expense for the insurer. The NAIC may also be influenced by the initiatives or regulatory structures or schemes of international regulatory bodies, and those initiatives or regulatory structures or schemes may not translate readily into the regulatory structures or schemes or the legal system (including the interpretation or application of standards by juries), under which U.S. insurers must operate. Changes in laws and regulations, or in interpretations thereof, as well as initiatives or regulatory structures or schemes of international regulatory bodies, applicable to the Company could have a significant adverse impact on the Company. Some NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Also, regulatory actions with prospective impact can potentially have a significant adverse impact on currently sold products.

At the federal level, bills are routinely introduced in both chambers of the United States Congress which could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or a federal presence for insurance, pre-empting state law in certain respects to the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and solvency regulation, and other matters. The Company cannot predict whether or in what form legislation will be enacted and, if so, the impact of such legislation on the Company.

The Company is also subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 ("the Healthcare Act"). The Healthcare Act makes significant changes to the regulation of health insurance and may affect the Company in various ways. The Healthcare Act may affect the small blocks of business the Company has offered or acquired over the years that are, or are deemed to be, health insurance. The Healthcare Act may also affect the benefit plans the Company sponsors for employees or retirees and their dependents, the Company's expense to provide such benefits, the tax liabilities of the Company in connection with the provision of such benefits, and the Company's ability to attract or retain employees. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. The Healthcare Act, or any regulatory pronouncement made thereunder, could have a significant impact on the Company.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of Dodd-Frank are or may become applicable to the Company, its competitors or those entities with which the Company does business. Such provisions include, but are not limited to, the following: the establishment of consolidated federal regulation and resolution authority over systemically important financial services firms, the establishment of the Federal Insurance Office, changes to the regulation and standards applicable to broker dealers and investment advisors, changes to the regulation of reinsurance, changes to regulations affecting the rights of shareholders, the imposition of additional regulation over credit rating agencies, and the imposition of concentration limits on financial institutions that restrict the amount of credit that may be extended to a single person or entity.

Dodd-Frank also created the Consumer Financial Protection Bureau ("CFPB"), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, other than investment products already regulated by the SEC or the U.S. Commodity Futures Trading Commission. Certain of the Company's subsidiaries sell products that may be regulated by the CFPB. In addition, Dodd-Frank includes a new framework of regulation of over-the-counter ("OTC") derivatives markets which will require clearing of certain types of transactions currently traded OTC by the Company. The Company uses derivatives to mitigate a wide range of risks in connection with its business, including those arising from its variable annuity products with guaranteed benefit features. The derivative clearing requirements of Dodd-Frank could have an impact on the Company.

Numerous provisions of Dodd-Frank require the adoption of implementing rules and/or regulations. The process of adopting such implementing rules and/or regulations has been delayed beyond the timeframes imposed by Dodd-Frank. Until the various final regulations are promulgated pursuant to Dodd-Frank, the full impact of the regulations on the Company will remain unclear. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, the Company, its competitors or the entities with which the Company does business. Legislative or regulatory requirements imposed by or promulgated in connection with Dodd-Frank may have a significant impact on the Company.

The Company may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans and individual investors that are governed by the Employee Retirement Income Security Act ("ERISA"). The Department of Labor is currently in the process of re-proposing a rule that would change the circumstances under which one who works with employee benefit plans and Individual Retirement Accounts would be considered a fiduciary under ERISA. Severe penalties are imposed for breach of duties under ERISA and the Company cannot predict the impact that the Department of Labor's re-proposed rule may have on its operations.

Certain equity and debt securities, policies, contracts, and annuities offered by the Company are subject to regulation under the federal securities laws administered by the SEC. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and the Financial Industry Regulatory Authority ("FINRA") examine or investigate the activities of broker dealers and investment advisors, including the Company's affiliated broker dealers and investment advisors. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, insurable interest laws, federal anti-money laundering and anti-terrorism laws, employment and immigration laws and because the Company owns and operates real property, state, federal, and local environmental laws.

Additional issues related to regulation of the Company and its insurance subsidiaries are discussed in Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* and in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, included herein.

**Employees**

As of December 31, 2012, the Company had approximately 2,284 employees, of which 2,270 were full-time and 14 were part-time employees. Included in the total were approximately 1,329 employees in Birmingham, Alabama, of which 1,322 were full-time and 7 were part-time employees. The Company believes its relations with its employees are satisfactory. Most employees are covered by contributory major medical, dental, vision, group life, and long-term disability insurance plans. The cost of these benefits to the Company in 2012 was approximately $11.9 million. In addition, substantially all of the employees are covered by a defined benefit pension plan and 401(k) Plan. The Company matches employee contributions to its 401(k) Plan. See Note 13, *Stock-Based Compensation* and Note 14, *Employee Benefit Plans* to consolidated financial statements for additional information.

**Available Information**

The Company files reports with the SEC, including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports as required. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information filed electronically by the Company.

The Company makes available free of charge through its website, www.protective.com, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. The information found on the Company's website is not part of this or any other report filed with or furnished to the SEC.

The Company also has available copies of the Company's Proxy Statement and the 2012 Annual Report to Shareowners which will be furnished to anyone who requests such documents from the Company. Requests for copies should be directed to: Shareowner Relations, Protective Life Corporation, P. O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, Fax (205) 268-5547.

The Company has adopted a Code of Business Conduct, which applies to all directors, officers and employees of the Company and its wholly owned subsidiaries. The Code of Business Conduct incorporates a code of ethics that applies to the principal executive officer and all financial officers (including the Chief Financial Officer and Chief Accounting Officer) of the Company and its subsidiaries. The Code of Conduct is available on the Company's website, www.protective.com.

**Executive Officers**

As of February 28, 2013, the Company's executive officers were as follows:

| Name | Age | Position |
|---|---|---|
| John D. Johns | 61 | Chairman of the Board, President, Chief Executive Officer and a Director |
| Richard J. Bielen | 52 | Vice Chairman and Chief Financial Officer |
| Carolyn M. Johnson | 52 | Executive Vice President, Chief Operating Officer |
| Deborah J. Long | 59 | Executive Vice President, Secretary and General Counsel |
| Michael Temple | 50 | Executive Vice President, Chief Risk Officer |
| Carl S. Thigpen | 56 | Executive Vice President, Chief Investment Officer |
| D. Scott Adams | 48 | Senior Vice President, Chief Human Resources Officer |
| M. Scott Karchunas | 46 | Senior Vice President, Asset Protection Division |
| Carolyn King | 62 | Senior Vice President, Acquisitions and Corporate Development |
| Steven G. Walker | 53 | Senior Vice President, Controller and Chief Accounting Officer |
| Judy Wilson | 54 | Senior Vice President, Stable Value Products |

All executive officers are elected annually and serve at the pleasure of the Board of Directors. None of the executive officers are related to any director of the Company or to any other executive officer.

Mr. Johns has been Chairman of the Board of the Company since January 2003, and President and Chief Executive Officer of the Company since December 2001. He has been a Director of the Company since May 1997. Mr. Johns has been employed by the Company and its subsidiaries since 1993.

Mr. Bielen has been Vice Chairman and Chief Financial Officer of the Company since June 2007. From August 2006 to June 2007, Mr. Bielen served as Executive Vice President, Chief Investment Officer, and Treasurer of the Company. Mr. Bielen has been employed by the Company and its subsidiaries since 1991.

Ms. Johnson has been Executive Vice President and Chief Operating Officer of the Company since June 2007. From November 2006 to June 2007, she served as Senior Vice President and Chief Operations and Technology Officer of the Company. Ms. Johnson has been employed by the Company and its subsidiaries since 2004.

Ms. Long has been Executive Vice President, Secretary, and General Counsel of the Company since May 2007. From November 1996 to May 2007, Ms. Long served as Senior Vice President, Secretary, and General Counsel of the Company. Ms. Long has been employed by the Company and its subsidiaries since 1994.

Mr. Temple has been Executive Vice President and Chief Risk Officer of the Company since December 2012. Prior to joining the Company, Mr. Temple served as Senior Vice President and Chief Risk Officer at Unum Group in Chattanooga, Tennessee.

Mr. Thigpen has been Executive Vice President and Chief Investment Officer of the Company since June 2007. From January 2002 to June 2007, Mr. Thigpen served as Senior Vice President and Chief Mortgage and Real Estate Officer of the Company. Mr. Thigpen has been employed by the Company and its subsidiaries since 1984.

Mr. Adams has been Senior Vice President and Chief Human Resources Officer of the Company since April 2006.

Mr. Karchunas has been Senior Vice President, Asset Protection Division, of the Company since January 2013. From June 2009 to January 2013, Mr. Karchunas served as Senior Vice President, Sales and Marketing, Asset Protection Division. Mr. Karchunas has been employed by the Company and its subsidiaries since 1988.

Ms. King has been Senior Vice President, Acquisitions and Corporate Development, of the Company since June 2007. From December 2003 to June 2007, Ms. King served as Senior Vice President, Acquisitions of the Company. Ms. King has been employed by the Company and its subsidiaries since 1995.

Mr. Walker has been Senior Vice President since March 2004. Mr. Walker has been Controller and Chief Accounting Officer of the Company since September 2003. Mr. Walker has been employed by the Company and its subsidiaries since 2002.

Ms. Wilson has been Senior Vice President, Stable Value Products of the Company since January 1995. Ms. Wilson has been employed by the Company and its subsidiaries since 1989.

Certain of these executive officers also serve as executive officers and/or directors of various of the Company's subsidiaries.

## Item 1A. Risk Factors and Cautionary Factors that may Affect Future Results

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below.

***The Company is exposed to the risks of natural and man-made catastrophes, pandemics, malicious acts, terrorist acts and climate change, which could adversely affect the Company's operations and results.***

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural or man-made catastrophe, pandemic, malicious act, terrorist act, or the occurrence of climate change, could adversely affect the mortality, morbidity, or other experience of the Company or its reinsurers and have a significant negative impact on the Company. In addition, claims arising from the occurrence of such events or conditions could have a material adverse effect on the Company's financial condition and results of operations. Such events or conditions could also have an adverse effect on lapses and surrenders of existing policies, as well as sales of new policies. The Company's risk management efforts and other precautionary plans and activities may not adequately predict the impact on the Company from such events.

In addition, such events or conditions could result in a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of the Company's business within such geographic areas and/or the general economic climate, which in turn could have an adverse effect on the Company. Such events or conditions could also result in additional regulation or restrictions on the Company in the conduct of its business. The possible macroeconomic effects of such events or conditions could also adversely affect the Company's asset portfolio, as well as many other aspects of the Company's business, financial condition, and results of operations.

***The Company's strategies for mitigating risks arising from its day-to-day operations may prove ineffective resulting in a material adverse effect on its results of operations and financial condition.***

The Company's performance is highly dependent on its ability to manage risks that arise from a large number of its day-to-day business activities, including underwriting, claims processing, policy administration and servicing, execution of its investment and hedging strategy, financial and tax reporting and other activities, many of which are very complex. The Company also may rely on third parties for such activities. The Company seeks to monitor and control its exposure to risks arising out of or related to these activities through a variety of internal controls, management review processes, and other mechanisms. However, the occurrence of unforeseen or un-contemplated risks, or the occurrence of risks of a greater magnitude than expected, including those arising from a failure in processes, procedures or systems implemented by the Company or a failure on the part of employees or third parties upon which the Company relies in this regard, may have a material adverse effect on the Company's financial condition or results of operations.

***The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry and negatively affect profitability.***

The insurance industry is a mature and highly competitive industry. In recent years, the industry has experienced reduced growth in life insurance sales. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources and higher ratings than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than the Company. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products. Consolidation and expansion among banks, insurance companies, distributors, and other financial service companies with which the Company does business could also have an adverse effect on the Company's financial condition and results of operations if such companies require more favorable terms than previously offered to the Company or if such companies elect not to continue to do business with the Company following consolidation or expansion.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency that differs from past behavior.

***The Company operates as a holding company and depends on the ability of its subsidiaries to transfer funds to it to meet its obligations and pay dividends.***

The Company operates as a holding company for its insurance and other subsidiaries and does not have any significant operations of its own. The Company's primary sources of funding are dividends from its operating subsidiaries; revenues from investment, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These funding sources support the Company's general corporate needs including its common stock dividends and debt service. If the funding the Company receives from its subsidiaries is insufficient for it to fund its debt service and other holding company obligations, it may be required to raise funds through the incurrence of debt, the issuance of additional equity, or the sale of assets.

The states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the subsidiaries' ability to pay dividends and make other payments to the Company. State insurance regulators may prohibit the payment of dividends or other payments to the Company by its insurance subsidiaries if they determine that the payments could be adverse to the policyholders or contract holders of the insurance subsidiaries.

***The Company's policy claims fluctuate from period to period resulting in earnings volatility.***

The Company's results may fluctuate from period to period due to fluctuations in the amount of policy claims received. In addition, certain of the Company's lines of business may experience higher claims if the economy is growing slowly or in recession, or if equity markets decline. Also, insofar as the Company continues to retain a larger percentage of the risk of newly written life insurance products than it has in the past, its financial results may have greater variability due to fluctuations in mortality results.

***A ratings downgrade or other negative action by a ratings organization could adversely affect the Company.***

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including the Company's insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. While financial strength ratings are not a recommendation to buy the Company's securities or products, these ratings are important to maintaining public confidence in the Company, its products, its ability to market its products, and its competitive position. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of the Company's insurance subsidiaries could adversely affect the Company in many ways, including the following: reducing new sales of insurance and investment products; adversely affecting relationships with distributors and sales agents; increasing the number or amount of policy surrenders and withdrawals of funds; requiring a reduction in prices for the Company's insurance products and services in order to remain competitive; and adversely affecting the Company's ability to obtain reinsurance at a reasonable price, on reasonable terms or at all. A downgrade of sufficient magnitude could result in the Company, its insurance subsidiaries, or both being required to collateralize reserves, balances or obligations under reinsurance, funding, swap, and securitization agreements. A downgrade of sufficient magnitude could also result in the termination of certain funding and swap agreements.

Rating organizations also publish credit ratings for issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important to the Company's overall ability to access credit markets and other types of liquidity. Credit ratings are not recommendations to buy the Company's securities or products. Downgrades of the Company's credit ratings, or an announced potential downgrade or other negative action, could have a material adverse effect on the Company's financial conditions and results of operations in many ways, including, but not limited to, the following: limiting the Company's access to capital markets; increasing the cost of debt; impairing its ability to raise capital to refinance maturing debt obligations; limiting its capacity to support the growth of its insurance subsidiaries; requiring it to pay higher amounts in connection with certain existing or future financing arrangements or transactions; and making it more difficult to maintain or improve the current financial strength ratings of its insurance subsidiaries. A downgrade of sufficient magnitude, in combination with other factors, could require the Company to post collateral pursuant to certain contractual obligations.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may take in response to the actions of the rating organizations, which could adversely affect the Company.

***The Company's results and financial condition may be negatively affected should actual experience differ from management's assumptions and estimates.***

In the conduct of business, the Company makes certain assumptions regarding mortality, morbidity, persistency, expenses, interest rates, equity market volatility, tax liability, business mix, frequency and severity of claims, contingent liabilities, investment performance, and other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, future earnings, and various components of the Company's balance sheet. These assumptions are used in the operation of the Company's business in making decisions crucial to the success of the Company, including the pricing of products and expense structures relating to products. The Company's actual experience, as well as changes in estimates, is used to prepare the Company's financial statements. To the extent the Company's actual experience and changes in estimates differ from original estimates, the Company's financial condition may be affected.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, for what purpose the product is purchased, the mix of customers purchasing the products, persistency and lapses, future progress in the fields of health and medicine, and the projected level of used vehicle values. Actual mortality, morbidity, and/or casualty experience may differ from expectations. In addition, continued activity in the viatical, stranger-owned, and/or life settlement industry could cause the Company's level of lapses to differ from its assumptions about persistency and lapses, which could negatively impact the Company's performance.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations. From time to time it develops and implements more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

***The Company's financial condition or results of operations could be adversely impacted if the Company's assumptions regarding the fair value and future performance of its investments differ from actual experience.***

The Company makes assumptions regarding the fair value and expected future performance of its investments. Expectations that the Company's investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value and consider the performance of the underlying assets. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such reduced performance may lead to adverse changes in the cash flows on the Company's holdings of these types of securities. This could lead to potential future write-downs within the Company's portfolio of mortgage-backed and asset-backed securities. In addition, expectations that the Company's investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through its normal credit surveillance process. It is possible that issuers of the Company's investments in corporate securities and/or debt obligations will perform worse than current expectations. Such events may lead the Company to recognize potential future write-downs within its portfolio of corporate securities and/or debt obligations. It is also possible that such unanticipated events would lead the Company to dispose of such investments and recognize the effects of any market movements in its financial statements.

The Company also makes certain assumptions when utilizing internal models to value certain of its investments. It is possible that actual results will differ from the Company's assumptions. Such events could result in a material change in the value of the Company's investments.

***The use of reinsurance introduces variability in the Company's statements of income.***

The timing of premium payments to and receipt of expense allowances from reinsurers differs from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income and may also introduce variability in the Company's quarterly financial results.

***The Company could be forced to sell investments at a loss to cover policyholder withdrawals.***

Many of the products offered by the Company allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company manages its liabilities and configures its investment portfolios so as to provide and maintain sufficient liquidity to support expected withdrawal demands and contract benefits and maturities. While the Company owns a significant amount of liquid assets, a certain portion of its assets are relatively illiquid. If the Company experiences unexpected withdrawal or surrender activity, it could exhaust its liquid assets and be forced to liquidate other assets, perhaps at a loss or on other unfavorable terms. If the Company is forced to dispose of assets at a loss or on unfavorable terms, it could have an adverse effect on the Company's financial condition. The degree of the adverse effect could vary in relation to the magnitude of the unexpected surrender or withdrawal activity.

***Interest rate fluctuations and sustained periods of low interest rates could negatively affect the Company's interest earnings and spread income, or otherwise impact its business.***

Significant changes in interest rates expose the Company to the risk of not earning anticipated interest on products without significant account balances, or not realizing anticipated spreads between the interest rate earned on investments and the credited interest rates paid on in-force policies and contracts that have significant account balances. Both rising and declining interest rates as well as sustained periods of low interest rates can negatively affect the Company's interest earnings and spread income.

Lower interest rates may also result in lower sales of certain of the Company's life insurance and annuity products. Additionally, during periods of declining or low interest rates, certain previously issued life insurance and annuity products may be relatively more attractive investments to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency, or a higher percentage of insurance policies remaining in force from year to year during a period when the Company's investments earn lower returns. Certain of the Company's life insurance and annuity products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income or may earn less interest on its investments than it is required to credit to policy holders should interest rates decrease significantly and/or remain low for sustained periods. Additionally, the profitability of certain of the Company's life insurance products that do not have significant account balances could be reduced should interest rates decrease significantly and/or remain low for sustained periods.

The Company's expectation for future interest earnings and spreads is an important component in amortization of deferred acquisition costs ("DAC") and value of business acquired ("VOBA") and significantly lower interest earnings or spreads may cause it to accelerate amortization, thereby reducing net income in the affected reporting period. Sustained periods of low interest rates could also result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with the Company's products.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates would also adversely affect the market value of fixed income securities within the Company's investment portfolio. Higher interest rates may also increase the cost of debt and other obligations of the Company having floating rate or rate reset provisions and may result in fluctuations in sales of annuity products. During periods of increasing market interest rates, the Company may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and it may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts, and requests for policy loans as policyholders and contract holders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on the Company's financial condition and results of operations.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions. In general, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

***Equity market volatility could negatively impact the Company's business.***

Volatility in equity markets may discourage prospective purchasers of variable separate account products, such as variable annuities, that have returns linked to the performance of equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products. The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall.

Equity market volatility can also affect the profitability of variable products in other ways, in particular as a result of death benefit and withdrawal benefit guarantees in these products. The estimated cost of providing guaranteed minimum death benefits ("GMDB") and guaranteed minimum withdrawal benefits ("GMWB") incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets or increased equity market volatility could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income and an adverse impact to the statutory capital and risk-based capital ratios of the Company's insurance subsidiaries.

The amortization of DAC relating to variable products and the estimated cost of providing GMDB and GMWB incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of DAC and the cost of providing GMDB and GMWB could increase if equity market performance is worse than assumed.

***The Company's use of derivative financial instruments within its risk management strategy may not be effective or sufficient.***

The Company uses derivative financial instruments within its risk management strategy to mitigate risks to which it is exposed, including the adverse effects of domestic and/or international credit and/or equity market and/or interest rate levels or volatility on its variable annuity products with guaranteed benefit features. These derivative financial instruments may not effectively offset the changes in the carrying value of the guarantees due to, among other things, the time lag between changes in the value of such guarantees and the changes in the value of the derivative financial instruments purchased by the Company, extreme credit and/or equity market and/or interest rate levels or volatility, contract holder behavior that differs from the Company's expectations, and divergence between the performance of the underlying funds of such variable annuity products with guaranteed benefit features and the indices utilized by the Company in estimating its exposure to such guarantees.

The Company may also use derivative financial instruments within its risk management strategy to mitigate risks arising from its exposure to individual issuers or sectors of issuers and to mitigate the adverse effects of distressed domestic and/or international credit and/or equity markets and/or interest rate levels or volatility on its overall financial condition or results of operations.

The use of derivative financial instruments by the Company may have an adverse impact on the level of statutory capital and the risk based capital ratios of the Company's insurance subsidiaries. The Company employs strategies in the use of derivative financial instruments that are intended to mitigate such adverse impacts, but the Company's strategies may not be effective.

The Company may also choose not to hedge, in whole or in part, these or other risks that it has identified, due to, for example, the availability and/or cost of a suitable derivative financial instrument or, in reaction to extreme credit, equity market and/or interest rate levels or volatility. Additionally, the Company's estimates and assumptions made in connection with its use of any derivative financial instrument may fail to reflect or correspond to its actual long-term exposure in respect to identified risks. Derivative financial instruments held or purchased by the Company may also otherwise be insufficient to hedge the risks in relation to the Company's obligations. In addition, the Company may fail to identify risks, or the magnitude thereof, to which it is exposed. The Company is also exposed to the risk that its use of derivative financial instruments within its risk management strategy may not be properly designed and/or may not be properly implemented as designed.

The Company is also subject to the risk that its derivative counterparties may fail or refuse to meet their obligations to the Company under derivative financial instruments. If the Company's derivative counterparties fail or refuse to meet their obligations to the Company in this regard, the Company's efforts to mitigate risks to which it is subject through the use of such derivative financial instruments may prove to be ineffective or inefficient.

The above factors, either alone or in combination, may have a material adverse effect on the Company's financial condition and results of operations.

***The Company is highly regulated, is subject to numerous legal restrictions and regulations and is subject to audits, examinations and actions by regulators and law enforcement agencies.***

The Company is subject to government regulation in each of the states in which it conducts business. In many instances, the regulatory models emanate from the National Association of Insurance Commissioners ("NAIC"). Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, insurer use of captive reinsurance companies, acquisitions, mergers, capital adequacy, claims practices and the remittance of unclaimed property. In addition, some state insurance departments may enact rules or regulations with extra-territorial application, effectively extending their jurisdiction to areas such as permitted insurance company investments that are normally the province of an insurance company's domiciliary state regulator.

At any given time, a number of financial, market conduct, or other examinations or audits of the Company's subsidiaries may be ongoing. It is possible that any examination or audit may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations.

The Company's insurance subsidiaries are required to obtain state regulatory approval for rate increases for certain health insurance products. The Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and may lead to additional expense for the insurer and, thus, could have a material adverse effect on the Company's financial condition and results of operations. The NAIC may also be influenced by the initiatives and regulatory structures or schemes of international regulatory bodies, and those initiatives or regulatory structures or schemes may not translate readily into the regulatory structures or schemes or the legal system (including the interpretation or application of standards by juries) under which U.S. insurers must operate. Application of such initiatives or regulatory structures or schemes to the Company could have a material adverse effect on the Company's financial condition and results of operations.

Although some NAIC pronouncements, particularly as they affect accounting and reserving issues, may take effect automatically without affirmative action taken by the states, the NAIC is not a governmental entity and its processes and procedures do not comport with those to which governmental entities typically adhere. Therefore, it is possible that actions could be taken by the NAIC that become effective without the procedural safeguards that would be present if governmental action was required. In addition, with respect to some financial regulations and guidelines, states sometimes defer to the interpretation of the insurance department of a non-domiciliary state. Neither the action of the domiciliary state nor the action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. The Company is also subject to the risk that compliance with any particular regulator's interpretation of a legal, accounting or actuarial issue may not result in compliance with another regulator's interpretation of the same issue, particularly when compliance is judged in hindsight. There is an additional risk that any particular regulator's interpretation of a legal, accounting or actuarial issue may change over time to the Company's detriment, or that changes to the overall legal or market environment may cause the Company to change its practices in ways that may, in some cases, limit its growth or profitability. Statutes, regulations, and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products.

The NAIC has announced more focused inquiries on certain matters that could have an impact on the Company's financial condition and results of operations. Such inquiries concern, for example, examination of statutory accounting disclosures for separate accounts, insurer use of captive reinsurance companies, certain aspects of insurance holding company reporting and disclosure, reserving for universal life products with secondary guarantees, and reinsurance. In addition, the NAIC continues to consider various initiatives to change and modernize its financial and solvency regulations. It is considering changing to, or has considered and passed, a principles-based reserving method for life insurance and annuity reserves, changes to the accounting and risk-based capital regulations, changes to the governance practices of insurers, and other items. Some of these proposed changes, including implementing a principles-based reserving methodology, would require the approval of state legislatures. The Company cannot provide any estimate as to what impact these more focused inquiries or proposed changes, if they occur, will have on its product mix, product profitability, reserve and capital requirements, financial condition or results of operations.

With respect to reserving requirements for universal life policies with secondary guarantees ("ULSG"), in 2012 the NAIC adopted revisions to Actuarial Guideline XXXVIII ("AG38") addressing those requirements. Some of the regulatory participants in the AG38 revision process appeared to believe that one of the purposes of the revisions was to calculate reserves for ULSG similarly to reserves for guaranteed level term life insurance contracts with the same guarantee period. The effect of the revisions was to increase the level of reserves that must be held by insurers on ULSG with certain product designs that are issued on and after January 1, 2013, and to cause insurers to test the adequacy of reserves, and possibly increase the reserves, on ULSG with certain product designs that were issued before January 1, 2013. The increased reserves on ULSG issued on and after January 1, 2013 may make certain products, including those sold by the Company's subsidiaries before January 1, 2013, unprofitable to the Company unless prices are increased. The Company has developed and introduced an alternative product for sales in 2013. The Company cannot predict the market place reaction to its alternative product, nor can it predict future regulatory actions that could negatively impact the Company's ability to market its alternative product. Such regulatory reactions could include, for example, withdrawal of state approvals of the alternative product, adoption of further changes to AG38 or other adverse action including retroactive regulatory action that could negatively impact the Company's alternative product. A disruption of the Company's ability to sell financially viable life insurance products or an increase in reserves on ULSG policies issued either before or after January 1, 2013, could have a material adverse impact on the Company's financial condition or results of operations.

The Company currently uses, and expects to be able to continue using, affiliated captive reinsurance companies in various structures relating to term life insurance and universal life insurance with secondary guarantees, and certain guaranteed benefits relating to variable annuities. The NAIC has established a subgroup to study the use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations. Any action by state regulators that adversely affects the Company's use or increases the Company's cost of using affiliated captive reinsurers, either retroactively or prospectively, could have a material adverse impact on the Company's financial condition or results of operations.

Recently, new laws and regulations have been adopted that require life insurers to search for unreported deaths. The New York Insurance Department issued a letter and adopted a regulation requiring life insurers doing business in New York, which includes certain of the Company's subsidiaries, to use data available on the U.S. Social Security Administration's Death Master File or a similar database (a "Death Database") to identify instances where amounts under life insurance policies, annuities, and retained asset accounts would be payable if notice of the death and/or a claim for benefits had been submitted to the insurer, to locate and pay beneficiaries under such contracts, and to report the results. Life insurance industry associations and regulatory associations are also considering the matters. The National Conference of Insurance Legislators ("NCOIL") has adopted the Model Unclaimed Life Insurance Benefits Act (the "Unclaimed Benefits Act") and legislation has been enacted in several states that is similar to the Unclaimed Benefits Act, although each state's version differs in some respects. The Unclaimed Benefits Act would impose new requirements on insurers to periodically compare their in-force life insurance and annuity contracts and retained asset accounts against a Death Database, investigate any potential matches to confirm the death and determine whether benefits are due, and to attempt to locate the beneficiaries of any benefits that are due or, if no beneficiary can be located, escheat the benefit to the state as unclaimed property. Other states in which the Company does business may also consider adopting legislation similar to the Unclaimed Benefits Act. The Company cannot predict whether such legislation will be proposed or enacted in additional states.

A number of state treasury departments have audited life insurance companies for compliance with unclaimed property laws. The focus of the audits has been to determine whether there have been maturities of policies on contracts, or policies that have exceeded limiting age with respect to which death benefits or other payments under the policies should be treated as unclaimed property that should be escheated to the state. In addition, the audits have sought to identify unreported deaths of insureds. There is no clear basis in previously existing law for treating an unreported death as giving rise to a policy benefit that would be subject to unclaimed property procedures. A number of life insurers, however, have entered into resolution agreements with state treasury departments under which the life insurers agreed to procedures for comparing their previously issued life insurance and annuity contracts and retained asset accounts against a Death Database, treating confirmed deaths as giving rise to a death benefit under their policies, locating beneficiaries and paying them the benefits and interest, and escheating the benefits and interest to the state if the beneficiary could not be found. The amounts publicly reported to have been paid to beneficiaries or escheated to the states have been substantial.

The NAIC has established an Investigations of Life/Annuity Claims Settlement Practices (D) Task Force to coordinate targeted multi-state examinations of life insurance companies on claims settlement practices. The state insurance regulators on the Task Force have initiated targeted multi-state examinations of life insurance companies with respect to the companies' claims paying practices and use of a death database to identify unreported deaths in their life insurance policies, annuity contracts and retained asset accounts. There is no clear basis in previously existing law for requiring a life insurer to search for unreported deaths in order to determine whether a benefit is owed. A number of life insurers, however, have entered into settlement or consent agreements with state insurance regulators under which the life insurers agreed to implement systems and procedures for periodically comparing their life insurance and annuity contracts and retained asset accounts against a Death Database, treating confirmed deaths as giving rise to a death benefit under their policies, locating beneficiaries and paying them the benefits and interest, and escheating the benefits and interest to the state if the beneficiary could not be found. It has been publicly reported that the life insurers have paid substantial administrative and/or examination fees to the insurance regulators in connection with the settlement or consent agreements.

Certain of the Company's subsidiaries as well as certain other insurance companies from whom the Company has co-insured blocks of life insurance and annuity policies are subject to state treasury department audits and/or targeted multistate examinations by insurance regulators similar to those described above. It is possible that the audits, examinations and/or the enactment of state laws similar to the Unclaimed Benefits Act could result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, payment of administrative penalties and/or examination fees to state authorities, and changes to the Company's procedures for identifying unreported deaths and escheatment of abandoned property. It is possible any such additional payments and any costs related to changes in Company procedures could materially impact the Company's financial results from operations. It is also possible that life insurers, including the Company, may be subject to claims, regulatory actions, law enforcement actions, and civil litigation arising from their prior business practices. Any resulting liabilities, payments or costs, including initial and ongoing costs of changes to the Company's procedures or systems, could be significant and could have a material adverse effect on the Company's financial condition or results of operations.

During December 2012, the West Virginia Treasurer filed actions against the Company's subsidiaries Protective Life Insurance Company and West Coast Life Insurance Company in West Virginia state court (*State of West Virginia ex rel. John D. Perdue vs. Protective Life Insurance Company, State of West Virginia ex rel. John D. Perdue vs. West Coast Life Insurance Company*). The actions, which also name numerous other life insurance companies, allege that the companies violated the West Virginia Uniform Unclaimed Property Act, seek to compel compliance with the Act, and seek payment of unclaimed property, interest, and penalties. While the legal theory or theories that may give rise to liability in the West Virginia Treasurer litigation are uncertain, it is possible that other jurisdictions may pursue similar actions. The Company does not currently believe that losses, if any, arising from the West Virginia Treasurer litigation will be material. The Company cannot, however, predict whether other jurisdictions will pursue similar actions or, if they do, whether such actions will have a material impact on the Company's financial results from operations.

Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. The Company cannot predict the amount or timing of any future assessments.

The purchase of life insurance products is limited by state insurable interest laws, which in most jurisdictions require that the purchaser of life insurance name a beneficiary that has some interest in the sustained life of the insured. To some extent, the insurable interest laws present a barrier to the life settlement, or "stranger-owned" industry, in which a financial entity acquires an interest in life insurance proceeds, and efforts have been made in some states to liberalize the insurable interest laws. To the extent these laws are relaxed, the Company's lapse assumptions may prove to be incorrect.

At the federal level, bills are routinely introduced in both chambers of the United States Congress ("Congress") that could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or a federal presence for insurance, preempting state law in certain respects regarding the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and other matters. The Company cannot predict whether or in what form legislation will be enacted and, if so, whether the enacted legislation will positively or negatively affect the Company or whether any effects will be material.

The Company is subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 ("the Healthcare Act"). The Healthcare Act makes significant changes to the regulation of health insurance and may affect the Company in various ways. The Healthcare Act may affect the small blocks of business the Company has offered or acquired over the years that is, or is deemed to be, health insurance. The Healthcare Act may also affect the benefit plans the Company sponsors for employees or retirees and their dependents, the Company's expense to provide such benefits, the tax liabilities of the Company in connection with the provision of such benefits, and the Company's ability to attract or retain employees. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. The Company cannot predict the effect that the Healthcare Act, or any regulatory pronouncement made thereunder, will have on its results of operations or financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of Dodd-Frank are or may become applicable to the Company, its competitors or those entities with which the Company does business. Such provisions include, but are not limited to the following: the establishment of the Federal Insurance Office, changes to the regulation and standards applicable to broker dealers and investment advisors, changes to the regulation of reinsurance, changes to regulations affecting the rights of shareholders, and the imposition of additional regulation over credit rating agencies.

Dodd-Frank also created the Financial Stability Oversight Council (the "FSOC"), which has issued a final rule and interpretive guidance setting forth the methodology by which it will determine whether a non-bank financial company is systemically important. A non-bank financial company, such as the Company, that is designated as systemically important by the FSOC will become subject to supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Company is not currently supervised by the Federal Reserve. Such supervision could impact the Company's requirements relating to capital, liquidity, stress testing, limits on counterparty credit exposure, compliance and governance, early remediation in the event of financial weakness and other prudential matters. FSOC-designated non-bank financial companies will also be required to prepare resolution plans, so-called "living wills," that set out how they could most efficiently be liquidated if they endangered the U.S. financial system or the broader economy. The Company is not able at this time to predict whether it will be designated by the FSOC as systemically important nor is it able to predict the impact of being supervised by the Federal Reserve Board were it to be so designated by the FSOC.

Additionally, Dodd-Frank created the Consumer Financial Protection Bureau ("CFPB"), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, other than investment products already regulated by the United States Securities and Exchange Commission (the "SEC") or the U.S. Commodity Futures Trading Commission. Certain of the Company's subsidiaries sell products that may be regulated by the CFPB.

In addition, Dodd-Frank includes a new framework of regulation of over-the-counter ("OTC") derivatives markets which will require clearing of certain types of transactions currently traded OTC by the Company. The new framework could potentially impose additional costs, including reporting and margin requirements and additional regulation on the Company. Increased margin requirements on the Company's part, combined with restrictions on securities that will qualify as eligible collateral, could reduce its liquidity and require an increase in its holdings of cash and government securities with lower yields causing a reduction in income. The Company uses derivative financial instruments to mitigate a wide range of risks in connection with its businesses, including those arising from its variable annuity products with guaranteed benefit features. The derivative clearing requirements of Dodd-Frank could increase the cost of the Company's risk mitigation and expose it to the risk of a default by a clearinghouse with respect to the Company's cleared derivative transactions.

Numerous provisions of Dodd-Frank require the adoption of implementing rules and/or regulations. The process of adopting such implementing rules and/or regulations have in some instances been delayed beyond the timeframes imposed by Dodd-Frank. Until the various final regulations are promulgated pursuant to Dodd-Frank, the full impact of the regulations on the Company will remain unclear. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, the Company, its competitors or the entities with which the Company does business. Legislative or regulatory requirements imposed by or promulgated in connection with Dodd-Frank may impact the Company in many ways, including but not limited to the following: placing the Company at a competitive disadvantage relative to its competition or other financial services entities, changing the competitive landscape of the financial services sector and/or the insurance industry, making it more expensive for the Company to conduct its business, requiring the reallocation of significant company resources to government affairs, legal and compliance-related activities, causing historical market behavior or statistics utilized by the Company in connection with its efforts to manage risk and exposure to no longer be predictive of future risk and exposure or otherwise have a material adverse effect on the overall business climate as well as the Company's financial condition and results of operations.

The Company may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans and individual investors that are governed by the Employee Retirement Income Security Act ("ERISA"). The Department of Labor is currently in the process of re-proposing a rule that would change the circumstances under which one who works with employee benefit plans and Individual Retirement Accounts would be considered a fiduciary under ERISA. Severe penalties are imposed for breach of duties under ERISA and the Company cannot predict the impact that the Department of Labor's re-proposed rule may have on its operations.

Certain equity and debt securities policies, contracts, and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the SEC. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and the Financial Industry Regulatory Authority ("FINRA") examine or investigate the activities of broker dealers and investment advisors, including the Company's affiliated broker dealers and investment advisors. These examinations or investigations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities and the entities' supervision of those persons. It is possible that any examination or investigation could lead to enforcement action by the regulator and/or may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures of such entities, any of which could have a material adverse effect on the Company's financial condition or results of operations.

The Company may also be subject to regulation by governments of the countries in which it currently, or may in the future, do business, as well as regulation by the U.S. Government with respect to its operations in foreign countries, such as the Foreign Corrupt Practices Act. Penalties for violating the various laws governing the Company's business in other countries can include fines and imprisonment, both within the U.S. and abroad. U.S. enforcement of anti-corruption laws continues to increase in magnitude, and penalties may be substantial.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting and reserving practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, insurable interest laws, federal anti-money laundering and anti-terrorism laws, employment and immigration laws (including a recently enacted statute in Alabama where over 50% of the Company's employees are located), and because the Company owns and operates real property, state, federal, and local environmental laws. Under some circumstances, severe penalties may be imposed for breach of these laws.

The Company cannot predict what form any future changes to laws and/or regulations affecting participants in the financial services sector and/or insurance industry, including the Company and its competitors or those entities with which it does business, may take, or what effect, if any, such changes may have.

***Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.***

Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products, which could result in the surrender of those products. Changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products.

Additionally, the Company is subject to the federal corporate income tax, but currently benefits from certain tax benefits, including but not limited to, dividends-received deductions and insurance reserve deductions. Due to a number of factors, including the recent financial crisis and ongoing proposals from the U.S. Department of the Treasury, there is a risk that federal tax legislation could be enacted that would result in higher taxes to which the Company is subject. Whether such legislation will be enacted, and if so, the substance of such legislation is uncertain. However, if such legislation is enacted, it could include lessening or eliminating some or all of the tax advantages currently benefiting the Company, including those listed above.

The Company's mid-2005 move away from relying on reinsurance for newly written traditional life products results in a net reduction of current taxes (but an increase in deferred taxes). The resulting benefit of reduced current taxes is attributed to the applicable life products and is an important component of the profitability of these products. The profitability and competitive position of these products is dependent on the continuation of current tax law and the ability to generate taxable income.

There is general uncertainty regarding the taxes to which the Company and its products will be subject in the future. The Company cannot predict what changes to tax law or interpretations of existing tax law may ultimately be enacted or adopted, or whether such changes will adversely affect the Company.

***The Company may be required to establish a valuation allowance against its deferred tax assets, which could materially adversely affect the Company's results of operations, financial condition, and capital position.***

Deferred tax assets refer to assets that are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. The realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income, including capital gains. If it is determined that the deferred tax assets cannot be realized, a deferred tax valuation allowance must be established, with a corresponding charge to net income.

Based on the Company's current assessment of future taxable income, including available tax planning opportunities, the Company anticipates that it is more likely than not that it will generate sufficient taxable income to realize its material deferred tax assets. If future events differ from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on the Company's results of operations, financial condition, and capital position.

***Financial services companies are frequently the targets of legal proceedings, including class action litigation, which could result in substantial judgments.***

A number of judgments have been returned against insurers, broker-dealers, and other providers of financial services involving, among other things, sales, underwriting practices, product design, product disclosure, product administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the company does business, payment of sales or other contingent commissions, and other matters. Often these legal proceedings have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given legal proceeding. Arbitration awards are subject to very limited appellate review. In addition, in some legal proceedings, companies have made material settlement payments. In some instances, substantial judgments may be the result of a party's perceived ability to satisfy such judgments as opposed to the facts and circumstances regarding the claims.

Group health coverage issued through associations and credit insurance coverages have received some negative publicity in the media as well as increased regulatory consideration and review and litigation. The Company has a small closed block of group health insurance coverage that was issued to members of an association; a purported class action lawsuit is currently pending against the Company in connection with this business.

A number of lawsuits and investigations regarding the method of paying claims have been initiated against life insurers. The Company offers payment methods that may be similar to those that have been the subject of such lawsuits and investigations.

The Company, like other financial services companies in the ordinary course of business, is involved in legal proceedings and regulatory actions. The occurrence of such matters may become more frequent and/or severe when general economic conditions have deteriorated. The Company may be unable to predict the outcome of such matters and may be unable to provide a reasonable range of potential losses. Given the inherent difficulty in predicting the outcome of such matters, it is possible that an adverse outcome in certain such matters could be material to the Company's results for any particular reporting period.

***Publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny.***

Publicly held companies in general and the financial services and insurance industries in particular are sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or other actions resulting from such investigations. Resulting publicity about one company may generate inquiries into or litigation against other publicly held companies and/or financial service providers, even those who do not engage in the business lines or practices at issue in the original action. It is impossible to predict the outcome of such investigations or actions, whether they will expand into other areas not yet contemplated, whether they will result in changes in regulation, whether activities currently thought to be lawful will be characterized as unlawful, or the impact, if any, of such scrutiny on the financial services and insurance industry or the Company. From time to time, the Company receives subpoenas, requests, or other inquires and responds to them in the ordinary course of business.

***The Company's ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business.***

The Company's ability to maintain competitive unit costs is dependent upon a number of factors, such as the level of new sales, persistency of existing business, and expense management. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency of existing business may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

***The Company's investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.***

The Company's invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. These risks could be heightened during periods of extreme volatility or disruption in the financial and credit markets. A widening of credit spreads will increase the unrealized losses in the Company's investment portfolio. The factors affecting the financial and credit markets could lead to other-than-temporary impairments of assets in the Company's investment portfolio.

The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties that the Company has financed. The value of the Company's investment portfolio, including its portfolio of government debt obligations, debt obligations of those entities with an express or implied governmental guarantee and debt obligations of other issuers holding a large amount of such obligations, depends in part on the ability of the issuers or guarantors of such debt to maintain their credit ratings and meet their contractual obligations. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the individual tenants, borrowers, issuers and guarantors.

Significant continued financial and credit market volatility, changes in interest rates and credit spreads, credit defaults, real estate values, market illiquidity, declines in equity prices, acts of corporate malfeasance, ratings downgrades of the issuers or guarantors of these investments, and declines in general economic conditions, either alone or in combination, could have a material adverse impact on the Company's results of operations, financial condition, or cash flows through realized losses, impairments, changes in unrealized loss positions, and increased demands on capital, including obligations to post additional capital and collateral. In addition, market volatility can make it difficult for the Company to value certain of its assets, especially if trading becomes less frequent. Valuations may include assumptions or estimates that may have significant period-to-period changes that could have an adverse impact on the Company's results of operations or financial condition.

***The Company may not realize its anticipated financial results from its acquisitions strategy.***

The Company's acquisitions of companies and acquisitions or coinsurance of blocks of insurance business have increased its earnings in part by allowing the Company to position itself to realize certain operating efficiencies. However, there can be no assurance that the Company will have future suitable opportunities for, or sufficient capital available to fund, such transactions. In addition, there can be no assurance that the Company will realize the anticipated financial results from such transactions.

The Company may be unable to complete an acquisition transaction. Completion of an acquisition transaction may be more costly or take longer than expected, or may have a different or more costly financing structure than initially contemplated. In addition, the Company may not be able to complete or manage multiple acquisition transactions at the same time, or the completion of such transactions may be delayed or be more costly than initially contemplated. The Company or other parties to the transaction may be unable to obtain regulatory approvals required to complete an acquisition transaction. There may also be unforeseen liabilities that arise in connection with businesses or blocks of insurance business that the Company acquires.

Additionally, in connection with its acquisition transactions that involve reinsurance, the Company assumes, or otherwise becomes responsible for, the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

***The Company is dependent on the performance of others.***

The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, variable annuity deposits are invested in funds managed by third parties, and certain modified coinsurance assets are managed by third parties. Also, the Company may rely upon third parties to administer certain portions of its business. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties. Any of the other parties upon which the Company depends may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, or other reasons. Such defaults could have a material adverse effect on the Company's financial condition and results of operations.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, the Company's ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

***The Company's reinsurers could fail to meet assumed obligations, increase rates, or be subject to adverse developments that could affect the Company.***

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the assumed obligations. Therefore, the failure, insolvency, or inability or unwillingness to pay under the terms of the reinsurance agreement with the Company of one or more of the Company's reinsurers could negatively impact the Company's earnings and financial position.

The Company's results and its ability to compete are affected by the availability and cost of reinsurance. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, a reinsurer may increase the rate it charges the Company for the reinsurance, including rates for new policies the Company is issuing and rates related to policies that the Company has already issued. The Company may not be able to increase the premium rates it charges for policies it has already issued, and for competitive reasons it may not be able to raise the premium rates it charges for new policies to offset the increase in rates charged by reinsurers. If the cost of reinsurance were to increase, if reinsurance were to become unavailable, if alternatives to reinsurance were not available to the Company, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, access to reinsurance has become more costly for the Company as well as the insurance industry in general. This could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration of risk for insurers, including the Company. If the reinsurance market further contracts, the Company's ability to continue to offer its products on terms favorable to it could be adversely impacted.

In addition, reinsurers are facing many challenges regarding illiquid credit and/or capital markets, investment downgrades, rating agency downgrades, deterioration of general economic conditions, and other factors negatively impacting the financial services industry. Concerns over the potential default on the sovereign debt of several European Union member states, and its impact on the European financial sector have increased liquidity concerns, particularly for those reinsurers with significant exposure to European capital and/or credit markets. If such events cause a reinsurer to fail to meet its obligations, the Company would be adversely impacted.

The Company has implemented a reinsurance program through the use of captive reinsurers. Under these arrangements, an insurer owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflects a liability consisting of the full reserve amount attributable to the reinsured business. The success of the Company's captive reinsurance program is dependent on a number of factors outside the control of the Company, including continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company. If the captive reinsurance program is not successful, the Company could be adversely impacted.

***The occurrence of computer viruses, information security breaches, disasters, or unanticipated events could affect the data processing systems of the Company, its business partners or service providers and could damage the Company's business and adversely affect its financial condition and results of operations.***

A computer virus, information security breach, cyber-attack such as a distributed denial of service attack, disaster or unanticipated event could affect the data storage and processing systems of the Company, its business partners or service providers, destroying or compromising valuable data or making it difficult to conduct business. In addition, despite the implementation of information security measures, the data systems of the Company, its business partners or service providers could be subject to physical and electronic break-ins and similar disruptions from unauthorized access or tampering.

The Company retains confidential information in its computer systems and relies on sophisticated commercial technologies to maintain the security of those systems. The Company also relies upon sophisticated commercial technologies to maintain the security of its transmission of such information to third parties, including its customers, business partners and service providers. Anyone who is able to circumvent the Company's security measures could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable customer information, customer financial information, and proprietary business information. In addition, an increasing number of states require that customers be notified of unauthorized access, use, or disclosure of their information.

Any compromise of the security of the Company's information that results in inappropriate access, use, or disclosure of personally identifiable customer information, customer financial information or proprietary business information could damage the Company's reputation in the marketplace, deter people from purchasing the Company's products, subject the Company to significant civil and criminal liability, and require the Company to incur significant technical, legal, and other expenses.

In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a terrorist attack or war, or a cyber-attack, the Company's computer systems may be inaccessible to its employees, customers, business partners or service providers for an extended period of time. Even if the Company's employees are able to report to work, they may be unable to perform their duties for an extended period of time if the Company's data or systems are disabled or destroyed. The Company could be adversely impacted by any disruption of its ability to conduct its business.

***The Company's ability to grow depends in large part upon the continued availability of capital.***

The Company deploys significant amounts of capital to support its sales and acquisitions efforts. Although the Company believes it has sufficient capital to fund its immediate capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are not predictable, foreseeable, or within the Company's control. A lack of sufficient capital could have a material adverse impact on the Company's financial condition and results of operations.

***New accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact the Company.***

Like all publicly traded companies, the Company is required to comply with accounting principles generally accepted in the United States ("GAAP"). A number of organizations are instrumental in the development and interpretation of GAAP such as the SEC, the Financial Accounting Standards Board ("FASB"), and the American Institute of Certified Public Accountants ("AICPA"). GAAP is subject to constant review by these organizations and others in an effort to address emerging accounting rules and issue interpretative accounting guidance on a continual basis. The Company can give no assurance that future changes to GAAP will not have a negative impact on the Company. GAAP includes the requirement to carry certain investments and insurance liabilities at fair value. These fair values are sensitive to various factors including, but not limited to, interest rate movements, credit spreads, and various other factors. Because of this, changes in these fair values may cause increased levels of volatility in the Company's financial statements.

The FASB is working on several projects with the International Accounting Standards Board, which could result in significant changes as GAAP and International Financial Reporting Standards ("IFRS") attempt to converge. Furthermore, the SEC is considering whether and how to incorporate IFRS into the U.S. financial reporting system. The changes to GAAP and potential incorporation of IFRS into the U.S. financial reporting system will impose special demands on issuers in the areas of governance, employee training, internal controls, contract fulfillment and disclosure and will likely affect how we manage our business, as it will likely affect other business processes such as design of compensation plans, product design, etc. The Company is unable to predict whether, and if so, when these projects and ultimately convergence with IFRS will be adopted and/or implemented.

In addition, the Company's insurance subsidiaries are required to comply with statutory accounting principles ("SAP"). SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees as well as state insurance departments in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals either are currently or have previously been pending before committees and task forces of the NAIC, some of which, if enacted, would negatively affect the Company. The NAIC is also currently working to reform model regulation in various areas, including comprehensive reforms relating to life insurance reserves and the accounting for such reserves. The Company cannot predict whether or in what form reforms will be enacted by state legislatures and, if so, whether the enacted reforms will positively or negatively affect the Company. In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. The Company cannot predict whether or when the insurance departments of the states of domicile of its competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the insurance departments of the states of domicile of the Company's insurance subsidiaries. With respect to regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. The Company can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on the Company. For additional information regarding pending NAIC reforms, please see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

***The Company's risk management policies, practices, and procedures could leave it exposed to unidentified or unanticipated risks, which could negatively affect its business or result in losses.***

The Company has developed risk management policies and procedures and expects to continue to enhance these in the future. Nonetheless, the Company's policies and procedures to identify, monitor, and manage both internal and external risks may not predict future exposures, which could be different or significantly greater than expected.

These identified risks may not be the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that it currently deems to be immaterial, may adversely affect its business, financial condition and/or operating results.

***Credit market volatility or disruption could adversely impact the Company's financial condition or results from operations.***

Significant volatility or disruption in credit markets could have an adverse impact in several ways on either the Company's financial condition or results from operations. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in the Company's investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause issuers of the fixed-income securities in the Company's investment portfolio to default on either principal or interest payments on these securities. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within the Company's investment portfolio.

The Company's statutory surplus is also impacted by widening credit spreads as a result of the accounting for the assets and liabilities on its fixed market value adjusted ("MVA") annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, the Company is required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value losses. Credit spreads are not consistently fully reflected in crediting rates based on U.S. Treasuries, and the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in reductions in statutory surplus. This situation would result in the need to devote significant additional capital to support fixed MVA annuity products.

Volatility or disruption in the credit markets could also impact the Company's ability to efficiently access financial solutions for purposes of issuing long-term debt for financing purposes, its ability to obtain financial solutions for purposes of supporting certain traditional and universal life insurance products for capital management purposes, or result in an increase in the cost of existing securitization structures.

The ability of the Company to implement financing solutions designed to fund a portion of statutory reserves on both the traditional and universal life blocks of business is dependent upon factors such as the ratings of the Company, the size of the blocks of business affected, the mortality experience of the Company, the credit markets, and other factors. The Company cannot predict the continued availability of such solutions or the form that the market may dictate. To the extent that such financing solutions were desired but are not available, the Company's financial position could be adversely affected through impacts including, but not limited to, higher borrowing costs, surplus strain, lower sales capacity, and possible reduced earnings expectations.

***Disruption of the capital and credit markets could negatively affect the Company's ability to meet its liquidity and financing needs.***

The Company needs liquidity to meet its obligations to its policyholders and its debt holders, and to pay its operating expenses. The Company's sources of liquidity include insurance premiums, annuity considerations, deposit funds, cash flow from investments and assets, and other income from its operations. In normal credit and capital market conditions, the Company's sources of liquidity also include a variety of short and long-term borrowing arrangements, including issuing debt securities, as well as raising capital by issuing a variety of equity securities.

The Company's business is dependent on the capital and credit markets, including confidence in such markets. When the credit and capital markets are disrupted and confidence is eroded the Company may not be able to borrow or raise equity capital, or the cost of borrowing or raising equity capital may be prohibitively high. If the Company's internal sources of liquidity are inadequate during such periods, the Company could suffer negative effects from not being able to borrow or raise capital, or from having to do so on unfavorable terms. The negative effects could include being forced to sell assets at a loss, a lowering of the Company's credit ratings and the financial strength ratings of its insurance subsidiaries, and the possibility that customers, lenders, shareholders, ratings agencies, or regulators develop a negative perception of the Company's financial prospects, which could lead to further adverse effects on the Company.

***Difficult general economic conditions could materially adversely affect the Company's business and results of operations.***

The Company's business and results of operations could be materially affected by difficult general economic conditions. Stressed economic conditions and volatility and disruptions in capital markets, particular markets or financial asset classes can have an adverse effect on the Company due to the size of the Company's investment portfolio and the sensitive nature of insurance liabilities to changing market factors. Disruptions in one market or asset class can also spread to other markets or asset classes. Volatility in financial markets can also affect the Company's business by adversely impacting general levels of economic activity, employment and customer behavior.

Like other financial institutions, and particularly life insurers, the Company may be adversely affected by these conditions. The presence of these conditions could have an adverse impact on the Company by, among other things, exerting downward pressure on the price of the Company's stock, decreasing demand for its insurance and investment products, and increasing the level of lapses and surrenders of its policies. The Company and its subsidiaries could also experience additional ratings downgrades from ratings agencies, unrealized losses, significant realized losses, impairments in its investment portfolio, and charges incurred as a result of mark-to-market and fair value accounting principles. If general economic conditions become more difficult, the Company's ability to access sources of capital and liquidity may be limited.

Economic trends may worsen in 2013, thus contributing to increased volatility and diminished expectations for the economy, markets, and financial asset classes. The Company cannot predict the occurrence of economic trends or the likelihood or timing of improvement in such trends.

***The Company may not be able to protect its intellectual property and may be subject to infringement claims.***

The Company relies on a combination of contractual rights and copyright, trademark, patent, and trade secret laws to establish and protect its intellectual property. Although the Company uses a broad range of measures to protect its intellectual property rights, third parties may infringe or misappropriate its intellectual property. The Company may have to litigate to enforce and protect its copyrights, trademarks, patents, trade secrets, and know-how or to determine their scope, validity, or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of the Company's intellectual property assets could have a material adverse effect on its business and ability to compete.

The Company also may be subject to costly litigation in the event that another party alleges its operations or activities infringe upon that party's intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by the Company's products, methods, processes, or services. Any party that holds such a patent could make a claim of infringement against the Company. The Company may also be subject to claims by third parties for breach of copyright, trademark, trade secret, or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If the Company were found to have infringed third party patent or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to its customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets, or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on the Company's business, results of operations, and financial condition.

***The Company could be adversely affected by an inability to access its credit facility.***

The Company relies on its credit facility as a potential source of liquidity. The availability of these funds could be critical to the Company's credit and financial strength ratings and its ability to meet obligations, particularly when alternative sources of credit are either difficult to access or costly. The availability of the Company's credit facility is dependent in part on the ability of the lenders to provide funds under the facility. The Company's credit facility contains various affirmative and negative covenants and events of default, including covenants requiring the Company to maintain a specified minimum consolidated net worth. The Company's right to make borrowings under the facility is subject to the fulfillment of certain conditions, including its compliance with all covenants. The Company's failure to comply with the covenants in the credit facility could restrict its ability to access this credit facility when needed. The Company's inability to access some or all of the line of credit under the credit facility could have a material adverse effect on its financial condition and results of operations.

***The Company could be adversely affected by an inability to access FHLB lending.***

During the fourth quarter of 2010, the Federal Housing Finance Agency issued an Announced Notice of Proposed Rulemaking ("ANPR"). The purpose of the ANPR is to seek comment on several possible changes to the requirements applicable to members of the FHLB. Any changes to such requirements that eliminate the Company's eligibility for continued FHLB membership or limit the Company's borrowing capacity pursuant to its FHLB membership could have a material adverse effect on the Company. The Company can give no assurance as to the outcome of the ANPR. The FHFA also recently released an advisory bulletin on the particular risks associated with lending to insurance companies as opposed to federally-backed banks, which includes standards for evaluating an FHLB's lending to an insurance company member. These standards are broad and raise concerns about the insurance regulatory framework and of FHLB creditor status in the event of insurer insolvency. The recommended standards could result in stricter regulation of, or a reduced incidence of FHLB-insurer lending. Any event that adversely affects FHLB lending to the Company could have a material adverse effect on the Company.

***The amount of statutory capital that the Company has and the amount of statutory capital that it must hold to maintain its financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of the Company's control.***

The Company primarily conducts business through licensed insurance company subsidiaries. Insurance regulators have established regulations that provide minimum capitalization requirements based on risk-based capital ("RBC") formulas for life and property and casualty companies. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset, interest rate, and certain other risks.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors including the following: the amount of statutory income or losses generated by the Company's insurance subsidiaries (which itself is sensitive to equity market and credit market conditions); the amount of additional capital its insurance subsidiaries must hold to support business growth; changes in the Company's reserve requirements; the Company's ability to secure capital market solutions to provide reserve relief; changes in equity market levels; the value of certain fixed-income and equity securities in its investment portfolio; the credit ratings of investments held in its portfolio, including those issued by, or explicitly or implicitly guaranteed by, a government; the value of certain derivative instruments; changes in interest rates and foreign currency exchange rates; credit market volatility; changes in consumer behavior; and changes to the NAIC RBC formula. Most of these factors are outside of the Company's control. The Company's financial strength and credit ratings are significantly influenced by the statutory surplus amounts and RBC ratios of its insurance company subsidiaries. Rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of statutory capital the Company must hold in order to maintain its current ratings. In addition, rating agencies may downgrade the investments held in the Company's portfolio, which could result in a reduction of the Company's capital and surplus and/or its RBC ratio.

In scenarios of equity market declines, the amount of additional statutory reserves the Company is required to hold for its variable product guarantees may increase at a rate greater than the rate of change of the markets. Increases in reserves could result in a reduction to the Company's capital, surplus, and/or RBC ratio. Also, in environments where there is not a correlative relationship between interest rates and spreads, the Company's market value adjusted annuity product can have a material adverse effect on the Company's statutory surplus position.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

The Company's home office is located at 2801 Highway 280 South, Birmingham, Alabama. The Company owns two buildings consisting of 310,000 square feet constructed in two phases. The first building was constructed in 1974 and the second building was constructed in 1982. Additionally, the Company leases a third 310,000 square-foot building constructed in 2004. Parking is provided for approximately 2,594 vehicles.

The Company leases administrative and marketing office space in 20 cities, including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $6.9 million.

The Company believes its properties are adequate and suitable for the Company's business as currently conducted and are adequately maintained. The above properties do not include properties the Company owns for investment only.

**Item 3. Legal Proceedings**

To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries is a party or of which any of our properties is the subject. For additional information regarding legal proceedings see Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* and Note 11, *Commitments and Contingencies* of the Notes to the Consolidated Financial Statements, each included herein.

**Item 4. Mine Safety Disclosure—Not Applicable**

## PART II

### Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is listed and principally traded on the New York Stock Exchange (NYSE symbol: PL). The following table sets forth the highest and lowest closing prices of the Company's Common Stock, $0.50 par value, as reported by the New York Stock Exchange during the periods indicated, along with the dividends paid per share of Common Stock during the same periods.

On December 31, 2012, there were approximately 1,219 owners of record of the Company's common stock.

The Company expects to continue to pay cash dividends, subject to its earnings and financial condition, regulatory requirements, capital needs, and other relevant factors. The Company's ability to pay cash dividends is dependent in part on cash dividends received by the Company from its life insurance subsidiaries and regulatory requirements. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources" included herein. Such subsidiary dividends are restricted by the various insurance laws of the states in which the subsidiaries are incorporated. See Item 1, *Business*, "Regulation".

| | Range | | |
|---|---|---|---|
| | **High** | **Low** | **Dividends** |
| **2012** | | | |
| First Quarter | $30.25 | $23.19 | $0.160 |
| Second Quarter | 30.08 | 24.98 | 0.180 |
| Third Quarter | 30.04 | 26.10 | 0.180 |
| Fourth Quarter | 29.09 | 24.93 | 0.180 |
| **2011** | | | |
| First Quarter | $29.49 | $25.59 | $0.140 |
| Second Quarter | 27.14 | 21.59 | 0.160 |
| Third Quarter | 23.56 | 15.17 | 0.160 |
| Fourth Quarter | 22.82 | 14.25 | 0.160 |

**Purchases of Equity Securities by the Issuer**

The following table details the Company's repurchases of its common stock during 2012:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs | Approximate Value of Shares that May Yet Be Purchased Under the Program |
|---|---|---|---|---|
| | (Dollars In Thousands, Except Share Amounts) | | | |
| January 1, 2012 through January 31, 2012 | — | $ — | — | $275,809 |
| February 1, 2012 through February 29, 2012 | 499,326 | $27.94 | 499,326 | $261,858 |
| March 1, 2012 through March 31, 2012 | 434,678 | $27.67 | 434,678 | $249,832 |
| April 1, 2012 through April 30, 2012 | — | $ — | — | $249,832 |
| May 1, 2012 through May 31, 2012 | 525,868 | $26.03 | 525,868 | $236,146 |
| June 1, 2012 through June 30, 2012 | 502,957 | $26.02 | 502,957 | $223,057 |
| July 1, 2012 through July 31, 2012 | — | $ — | — | $223,057 |
| August 1, 2012 through August 31, 2012 | 704,282 | $28.52 | 704,282 | $202,969 |
| September 1, 2012 through September 30, 2012 | 209,141 | $27.95 | 209,141 | $197,123 |
| October 1, 2012 through October 31, 2012 | — | $ — | — | $197,123 |
| November 1, 2012 through November 30, 2012 | 821,864 | $25.95 | 821,864 | $175,799 |
| December 1, 2012 through December 31, 2012 | 225,220 | $27.11 | 225,220 | $169,692 |
| Total | 3,923,336 | $27.05 | 3,923,336 | $169,692 |

On October 31, 2011, the Company's Board of Directors authorized a new share repurchase program that replaced the remaining capacity under the previously authorized program. Under the October 2011 authorization, the Company may repurchase up to $300 million of shares.

**Performance Comparison**

**Comparison of 5 Year Cumulative Total Return***
**Among Protective Life Corporation, the S&P 500 Index and a Peer Group**



$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Protective Life Corporation
S&P 500
Peer Group


| | 12/07 | 12/08 | 12/09 | 12/10 | 12/11 | 12/12 |
|---|---|---|---|---|---|---|
| Protective Life Corporation | 100.0 | 36.10 | 43.48 | 71.83 | 62.57 | 81.37 |
| S&P 500 | 100.0 | 63.00 | 79.67 | 91.67 | 93.61 | 108.59 |
| Peer Group | 100.0 | 30.03 | 36.46 | 46.37 | 36.41 | 45.58 |

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Source: Research Data Group, Inc.

The graph shown above compares total returns on the Company's common stock over the last five fiscal years to the S&P 500 Stock Index ("S&P 500") and to a peer comparison group ("Peer Group"). The graph assumes that $100 was invested on December 31, 2007, and that all dividends were reinvested. Points on the graph represent performance as of the last business day of each of the years indicated.

The following companies are included in the Peer Group index. The index weights individual company returns for stock market capitalization.

Aflac Incorporated
American Equity Investment Life
American International Group, Inc.
American National Insurance Company
Ameriprise Financial, Inc.
Assurant, Inc.
Citizen, Inc.
CNO Financial Group, Inc.
FBL Financial Group, Inc.
Genworth Financial, Inc.
Hartford Financial Services Group, Inc.
Horace Mann Educators Corporation
Kansas City Life Insurance Company
Lincoln National Corporation
MetLife, Inc.
National Western Life Insurance Company
Presidential Life Insurance Company
Primerica Inc.
Principal Financial Group, Inc.
Protective Life Corporation
Prudential Financial, Inc.
Reinsurance Group of America, Inc.
StanCorp Financial Group, Inc.
Symetra Financial Corporation
Torchmark Corporation
Unum Group

The composition of the Peer Group has changed from the group used in last year's performance graph. Symentra Financial Corporation was added so that the market capitalization, revenue mix, and product focus of the companies in the Peer Group would more closely match the Company's. In addition, the name Conseco has been updated to reflect the holding company name CNO Financial Group, Inc.

## Item 6. Selected Financial Data

| | For The Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (Dollars In Thousands, Except Per Share Amounts) | | | | |
| **INCOME STATEMENT DATA** | | | | | |
| Premiums and policy fees | $ 2,814,278 | $ 2,800,140 | $ 2,625,394 | $ 2,689,699 | $ 2,692,553 |
| Reinsurance ceded | (1,345,836) | (1,394,675) | (1,408,340) | (1,527,053) | (1,582,810) |
| Net of reinsurance ceded | 1,468,442 | 1,405,465 | 1,217,054 | 1,162,646 | 1,109,743 |
| Net investment income | 1,862,332 | 1,820,643 | 1,683,676 | 1,665,036 | 1,675,164 |
| Realized investment gains (losses): | | | | | |
| Derivative financial instruments | (238,480) | (155,251) | (138,249) | (177,953) | 116,657 |
| All other investments | 231,035 | 234,915 | 154,366 | 300,194 | (272,694) |
| Other-than-temporary impairment losses | (66,188) | (62,332) | (75,341) | (227,770) | (311,798) |
| Portion recognized in other comprehensive income (before taxes) | 7,302 | 14,890 | 33,831 | 47,725 | — |
| Net impairment losses recognized in earnings | (58,886) | (47,442) | (41,510) | (180,045) | (311,798) |
| Other income | 358,563 | 307,812 | 222,418 | 298,148 | 188,492 |
| Total revenues | 3,623,006 | 3,566,142 | 3,097,755 | 3,068,026 | 2,505,564 |
| Total benefits and expenses | 3,170,035 | 3,095,666 | 2,762,983 | 2,685,841 | 2,648,892 |
| Income tax expense (benefit) | 150,519 | 154,839 | 109,903 | 133,048 | (57,442) |
| **Net income (loss)** | 302,452 | 315,637 | 224,869 | 249,137 | (85,886) |
| Less: Net income (loss) attributable to noncontrolling interests | — | 245 | (445) | — | — |
| **Net income (loss) available to PLC's common shareowners**[1] | $ 302,452 | $ 315,392 | $ 225,314 | $ 249,137 | $ (85,886) |
| **PER SHARE DATA** | | | | | |
| Net income (loss) from continuing operations—basic | $ 3.73 | $ 3.70 | $ 2.60 | $ 3.10 | $ (1.21) |
| Net income (loss) available to PLC's common shareowners—basic | $ 3.73 | $ 3.70 | $ 2.60 | $ 3.10 | $ (1.21) |
| Average shares outstanding—basic | 81,066,338 | 85,208,612 | 86,567,069 | 80,488,694 | 71,108,961 |
| Net income (loss) from continuing operations—diluted | $ 3.66 | $ 3.65 | $ 2.57 | $ 3.07 | $ (1.21) |
| Net income (loss) available to PLC's common shareowners—diluted | $ 3.66 | $ 3.65 | $ 2.57 | $ 3.07 | $ (1.21) |
| Average shares outstanding—diluted | 82,723,016 | 86,475,229 | 87,675,857 | 81,249,265 | 71,108,961[2] |
| Cash dividends paid | $ 0.70 | $ 0.62 | $ 0.54 | $ 0.48 | $ 0.82 |
| Total Protective Life Corporation's Shareowners' Equity | $ 59.06 | $ 45.45 | $ 33.17 | $ 23.47 | $ 4.16 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (Dollars In Thousands) | | | | |
| **BALANCE SHEET DATA** | | | | | |
| Total assets | $57,384,672 | $52,143,369 | $46,803,623 | $41,583,551 | $38,843,360 |
| Total stable value products and annuity account balances | 13,169,022 | 13,716,358 | 13,667,838 | 13,492,190 | 14,317,832 |
| Non-recourse funding obligations | 586,000 | 407,800 | 532,400 | 575,000 | 1,375,000 |
| Debt | 1,400,000 | 1,520,000 | 1,501,852 | 1,644,852 | 714,852 |
| Subordinated debt securities | 540,593 | 524,743 | 524,743 | 524,743 | 524,743 |
| Total Protective Life Corporation's shareowners' equity | 4,615,183 | 3,711,517 | 2,841,188 | 2,008,929 | 290,557 |

(1) Protective Life Corporation ("PLC")

(2) Per the earnings per share guidance, the ASC Earnings Per Share Topic, no potential common shares are included in the computation of diluted per share amounts when a loss from operations exists.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our consolidated audited financial statements and related notes included herein.

Certain reclassifications and revisions have been made in the previously reported financial statements and accompanying notes to make the prior period amounts comparable to those of the current period. Such reclassifications and revisions had no effect on previously reported net income or shareowners' equity.

In January of 2012, we adopted Accounting Standard Update ("ASU" or "Update") No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts which changed certain previously reported items within our financial statements and accompanying notes and the MD&A. The changes affected previously reported amounts in Note 3, *Significant Acquisitions*, Note 6, *Deferred Acquisition Costs and Value of Business Acquired*, Note 15, *Earnings Per Share*, Note 16, *Income Taxes*, Note 22, *Operating Segments*, Note 23, *Consolidated Quarterly Results—Unaudited*, and within our Life Marketing, Annuities, and Asset Protection segments.

In January of 2012, we also adopted ASU No. 2011-05—Comprehensive Income—Presentation of Comprehensive Income which resulted in the inclusion of consolidated statements of comprehensive income within our consolidated financial statements and the presentation of statements of comprehensive income within our condensed financial information of registrant.

### FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

This report reviews our financial condition and results of operations including our liquidity and capital resources. Historical information is presented and discussed, and where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate, or imply future results, performance, or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the results contained in the forward-looking statements, and we cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise. For more information about the risks, uncertainties, and other factors that could affect our future results, please refer to Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* included herein.

### OVERVIEW

#### *Our business*

We are a holding company headquartered in Birmingham, Alabama, with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is our largest operating subsidiary. Unless the context otherwise requires, the "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and our subsidiaries.

We have several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. We periodically evaluate our operating segments as prescribed in the Accounting Standards Codification ("ASC") Segment Reporting Topic, and make adjustments to our segment reporting as needed.

Our operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, Asset Protection, and Corporate and Other.

- ***Life Marketing***—We market universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.
- ***Acquisitions***—We focus on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisition segment are typically "closed" blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.
- ***Annuities***—We market fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.
- ***Stable Value Products***—We sell fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, money market funds, bank trust departments, and other institutional investors. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans.
- ***Asset Protection***—We market extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss.
- ***Corporate and Other***—This segment primarily consists of net investment income not assigned to the segments above (including the impact of carrying liquidity) and expenses not attributable to the segments above (including interest on certain corporate debt). This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

***Reinsurance Ceded***

For approximately 10 years prior to mid-2005, we entered into reinsurance contracts in which we ceded a significant percentage, generally 90%, of our newly written life insurance business on a first dollar quota share basis. Our traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term ("YRT") contracts. During this time, we obtained coinsurance on our traditional life business, while reducing the amount of capital deployed and increasing overall returns. In mid-2005, we substantially discontinued coinsuring our newly written traditional life insurance and moved to YRT reinsurance as discussed below. Through 2012, we reinsured 90% of the mortality risk on the majority of our newly written universal life insurance. During 2012, we moved to reinsure only amounts in excess of our $2,000,000 retention for the majority of our newly written universal life insurance.

We currently enter into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

## EXECUTIVE SUMMARY

We reported strong financial results in 2012. The following are notable accomplishments:

- Operating earnings reached a record level
- Operating earnings per share up 15%
- Dividends per share increased 13% over 2011
- Returned 54% of earnings to shareholders through dividends and share repurchase
- Maintained strong capital position

Notwithstanding the headwinds presented by low interest rates and a challenging competitive environment, we efficiently executed our business plans for the year. We believe that we are well positioned to leverage our strong earnings momentum and operating fundamentals going forward.

Significant financial information related to each of our segments is included in "Results of Operations".

## RISKS AND UNCERTAINTIES

The factors which could affect our future results include, but are not limited to, general economic conditions and the following risks and uncertainties:

*General*

- exposure to the risks of natural and man-made catastrophes, pandemics, malicious acts, terrorist acts and climate change, which could adversely affect our operations and results;
- the occurrence of computer viruses, information security breaches, disasters, or other unanticipated events could affect our data processing systems or those of our business partners or service providers and could damage our business and adversely affect our financial condition and results of operations;
- our results and financial condition may be negatively affected should actual experience differ from management's assumptions and estimates;
- we may not realize our anticipated financial results from our acquisitions strategy;
- we are dependent on the performance of others;
- our risk management policies, practices, and procedures could leave us exposed to unidentified or unanticipated risks, which could negatively affect our business or result in losses;
- our strategies for mitigating risks arising from our day-to-day operations may prove ineffective resulting in a material adverse effect on our results of operations and financial condition;

*Financial environment*

- interest rate fluctuations or significant and sustained periods of low interest rates could negatively affect our interest earnings and spread income, or otherwise impact our business;
- our investments are subject to market and credit risks, which could be heightened during periods of extreme volatility or disruption in financial and credit markets;
- equity market volatility could negatively impact our business;
- our use of derivative financial instruments within our risk management strategy may not be effective or sufficient;

- credit market volatility or disruption could adversely impact our financial condition or results from operations;
- our ability to grow depends in large part upon the continued availability of capital;
- we could be adversely affected by a ratings downgrade or other negative action by a ratings organization;
- we could be forced to sell investments at a loss to cover policyholder withdrawals;
- disruption of the capital and credit markets could negatively affect our ability to meet our liquidity and financing needs;
- difficult general economic conditions could materially adversely affect our business and results of operations;
- we may be required to establish a valuation allowance against our deferred tax assets, which could materially adversely affect our results of operations, financial condition, and capital position;
- we could be adversely affected by an inability to access our credit facility;
- we could be adversely affected by an inability to access FHLB lending;
- our financial condition or results of operations could be adversely impacted if our assumptions regarding the fair value and future performance of our investments differ from actual experience;
- the amount of statutory capital that we have and the amount of statutory capital that we must hold to maintain our financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of our control;
- we operate as a holding company and depend on the ability of our subsidiaries to transfer funds to us to meet our obligations and pay dividends;

*Industry*

- we are highly regulated, are subject to numerous legal restrictions and regulations and are subject to audits, examinations and actions by regulators and law enforcement agencies;
- changes to tax law or interpretations of existing tax law could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products;
- financial services companies are frequently the targets of legal proceedings, including class action litigation, which could result in substantial judgments;
- publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny;
- new accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact us;
- use of reinsurance introduces variability in our statements of income;
- our reinsurers could fail to meet assumed obligations, increase rates, or be subject to adverse developments that could affect us;
- our policy claims fluctuate from period to period resulting in earnings volatility;

*Competition*

- we operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry and negatively affect profitability;
- our ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business; and
- we may not be able to protect our intellectual property and may be subject to infringement claims.

For more information about the risks, uncertainties, and other factors that could affect our future results, please see Part I, Item 1A of this report.

## CRITICAL ACCOUNTING POLICIES

Our accounting policies require the use of judgments relating to a variety of assumptions and estimates, including, but not limited to expectations of current and future mortality, morbidity, persistency, expenses, and interest rates, as well as expectations around the valuations of securities. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of our various critical accounting policies is presented below.

***Evaluation of Other-Than-Temporary Impairments***—One of the significant estimates related to available-for-sale and held-to-maturity securities is the evaluation of investments for other-than-temporary impairments. If a decline in the fair value of an available-for-sale or held-to-maturity security is judged to be other-than-temporary, the security's basis is adjusted and an other-than-temporary impairment is recognized through a charge in the statement of income. The portion of this other-than-temporary impairment related to credit losses on a security is recognized in earnings, while the non-credit portion, representing the difference between fair value and the discounted expected future cash flows of the security, is recognized within other comprehensive income (loss). The fair value of the other-than-temporarily impaired investment becomes its new cost basis. For fixed maturities, we accrete the new cost basis to par or to the estimated future value over the expected remaining life of the security by adjusting the security's future yields, assuming that future expected cash flows on the securities can be properly estimated.

Determining whether a decline in the current fair value of invested assets is other-than-temporary is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires that we perform an analysis of expected future cash flows including rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported in the aggregate by underlying investments in a wide variety of issuers. Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows, including other asset-backed securities, the ASC Investments-Other Topic requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

Each quarter we review investments with unrealized losses and test for other-than-temporary impairments. We analyze various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of our intent to sell the security (including a more likely than not assessment of whether we will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding our expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that we do not intend to sell and do not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), we consider all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, we consider all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that we intend to sell or expect to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the years ended December 31, 2012, 2011, and 2010, we recorded pre-tax other-than-temporary impairments of investments of $66.2 million, $62.3 million, and $75.3 million, respectively. Of the $66.2 million of impairments for the year ended December 31, 2012, $58.9 million was recorded in earnings and $7.3 million was recorded in other comprehensive income. Of the $62.3 million of impairments for the year ended December 31, 2011, $47.4 million was recorded in earnings and $14.9 million was recorded in other comprehensive income. Of the $75.3 million of impairments for the year ended December 31, 2010, $41.5 million was recorded in earnings and $33.8 million was recorded in other comprehensive income.

For the years ended December 31, 2012 and 2011, there were no other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there were $2.5 million of other-than-temporary impairments related to equity securities. For the years ended December 31, 2012, 2011, and 2010, there were $66.2 million, $62.3 million, and $72.8 million of other-than-temporary impairments related to debt securities, respectively.

For the year ended December 31, 2012, there were no other-than-temporary impairments related to debt securities or equity securities that we intend to sell or expect to be required to sell. For the year ended December 31, 2011, other-than-temporary impairments related to debt securities that we do not intend to sell and do not expect to be required to sell were $52.8 million, with $37.9 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income. During the same period, other-than-temporary impairments related to debt securities that we intend to sell or expect to be required to sell were $9.5 million and were recorded in earnings. For the year ended December 31, 2010, there were no other-than-temporary impairments related to debt securities or equity securities that we intend to sell or expect to be required to sell.

Our specific accounting policies related to our invested assets are discussed in Note 2, *Summary of Significant Accounting Policies*, and Note 4, *Investment Operations*, to the consolidated financial statements. As of December 31, 2012, we held $27.3 billion of available-for-sale investments, including $2.4 billion in investments with a gross unrealized loss of $140.8 million, and $300 million of held-to-maturity investments, none of which were in an unrealized loss position.

***Derivatives***—We utilize a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, foreign exchange, and equity market risk. Assessing the effectiveness of the hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. The fair values of most of our derivatives are determined using exchange prices or independent broker quotes, but certain derivatives are valued based upon industry standard models which calculate the present-value of the projected cash flows of the derivatives using current and implied future market conditions. These models include market-observable estimates of volatility and interest rates in the determination of fair value. The use of different assumptions may have a material effect on the estimated fair value amounts, as well as the amount of reported net income. In addition, measurements of ineffectiveness of hedging relationships are subject to interpretations and estimations, and any differences may result in material changes to our results of operations. As of December 31, 2012, the fair value of derivatives reported on our balance sheet in "other long-term investments" and "other liabilities" was $113.4 million and $657.9 million, respectively.

***Reinsurance***—For each of our reinsurance contracts, we must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We must review all contractual features, particularly those that may limit the amount of insurance risk to which we are subject or features that delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under a deposit method of accounting with the net amount payable/receivable reflected in other reinsurance assets or liabilities on our consolidated balance sheets. Fees earned on the contracts are reflected as other revenues, as opposed to premiums, in our consolidated statements of income.

Our reinsurance is ceded to a diverse group of reinsurers. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. We also require assets in trust, letters of credit, or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer's insolvency, inability, or unwillingness to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition. As of December 31, 2012, our third party reinsurance receivables amounted to $5.8 billion. These amounts include ceded reserve balances and ceded benefit payments.

We account for reinsurance as required by Financial Accounting Standards Board ("FASB") guidance under the ASC Financial Services Topic as applicable. In accordance with this guidance, costs for reinsurance are amortized as a level percentage of premiums for traditional life products and a level percentage of estimated gross profits for universal life products. Accordingly, ceded reserve and deferred acquisition cost balances are established using methodologies consistent with those used in establishing direct policyholder reserves and deferred acquisition costs. Establishing these balances requires the use of various assumptions including investment returns, mortality, persistency, and expenses. The assumptions made for establishing ceded reserves and ceded deferred acquisition costs are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs.

Assumptions are also made regarding future reinsurance premium rates and allowance rates. Assumptions made for mortality, persistency, and expenses are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs. Assumptions made for future reinsurance premium and allowance rates are consistent with rates provided for in our various reinsurance agreements. For certain of our reinsurance agreements, premium and allowance rates may be changed by reinsurers on a prospective basis, assuming certain contractual conditions are met (primarily that rates are changed for all companies with which the reinsurer has similar agreements). We do not anticipate any changes to these rates and, therefore, have assumed continuation of these non-guaranteed rates. To the extent that future rates are modified, these assumptions would be revised and both current and future results would be affected. For traditional life products, assumptions are not changed unless projected future revenues are expected to be less than future expenses. For universal life products, assumptions are periodically updated whenever actual experience and/or expectations for the future differ from that assumed. When assumptions are updated, changes are reflected in the income statement as part of an "unlocking" process. For the year ended December 31, 2012, there were no significant changes to reinsurance premium and allowance rates that would require an update of assumptions and subsequent unlocking of balances.

***Deferred acquisition costs and value of business acquired***—We incur significant costs in connection with acquiring new insurance business. Portions of these costs, which are determined to be incremental direct costs associated with successfully acquired policies and coinsurance of blocks of policies, are deferred and amortized over future periods. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These costs are amortized over the expected lives of the contracts, based on the level and timing of either gross profits or gross premiums, depending on the type of contract. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts. As of December 31, 2012, we had deferred acquisition costs ("DAC")/ value of business acquired ("VOBA") of $3.2 billion.

We periodically review and update as appropriate our key assumptions on certain life and annuity products including future mortality, expenses, lapses, premium persistency, investment yields, and interest spreads. Changes to these assumptions result in adjustments which increase or decrease DAC amortization and/or benefits and expenses. When we refer to DAC amortization or unlocking, we are referring to changes in balance sheet components amortized over estimated gross profits.

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. We amortize VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 8.75%. VOBA is subject to annual recoverability testing.

***Goodwill***—Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2012, we performed our annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2012, we had goodwill of $108.6 million.

We also consider our market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. We believe that our market capitalization at December 31, 2012 is not representative of the underlying fair value of its reporting units, due primarily to the following:

- concerns about future earnings growth;
- negative market sentiment;
- different valuation methodologies that resulted in lower valuation;
- increased risk premium for holding investments in non-agency mortgage-backed securities;
- increased risk premium for holding commercial mortgage loans.

While the concerns outlined above continue to negatively affect our market capitalization, it is our belief that the following factors support the underlying stability and growth potential of our reporting units:

- Our position is shared by many others in the industry, and our ratio of market value to book value is in line with peer company averages.
- We continue to earn high credit and financial strength ratings from independent rating organizations.
- Operating earnings continue to exceed projections.
- Risk-based-capital is at its highest ever level, indicating a strong financial position.
- Problem loans within our mortgage loan portfolio are within historical norms, and are not expected to have an adverse affect on our liquidity.
- Overall, the performance of our investment portfolio is in line with our expectations.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units, in our view, the key assumptions used in our estimates of fair value of our reporting units continue to be adequate, and market capitalization being below book value did not result in a triggering or impairment event.

***Insurance liabilities and reserves***—Establishing an adequate liability for our obligations to policyholders requires the use of assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on our historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for our property and casualty insurance products also requires the use of assumptions, including the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments. In addition, we fair value the liability related to our equity indexed annuity product at each balance sheet date, with changes in the fair value recorded through earnings. Changes in this liability may be significantly affected by interest rate fluctuations. As of December 31, 2012, we had total policy liabilities and accruals of $23.0 billion.

***Guaranteed minimum death benefits***—We establish liabilities for guaranteed minimum death benefits ("GMDB") on our variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. We assume age-based mortality that is consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase our GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2012, is subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2012, the GMDB liability was $19.6 million.

***Guaranteed minimum withdrawal benefits***—We establish liabilities for guaranteed minimum withdrawal benefits ("GMWB") on our variable annuity products. The GMWB is carried at fair value and is impacted by current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. We assume age-based mortality that is consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2012, our net GMWB liability held was $169.0 million.

***Pension and Other Postretirement Benefits***—Determining our obligations to employees under our pension plans and other postretirement benefit plans requires the use of assumptions. The calculation of the liability and expense related to our benefit plans incorporates the following significant assumptions:

- appropriate weighted average discount rate;
- estimated rate of increase in the compensation of employees;
- expected long-term rate of return on the plan's assets.

See Note 14, *Employee Benefit Plans*, to the consolidated financial statements for further information on this plan.

***Stock-Based Payments***—Accounting for stock-based compensation plans may require the use of option pricing models to estimate our obligations. Assumptions used in such models relate to equity market movements and volatility, the risk-free interest rate at the date of grant, expected dividend rates, and expected exercise dates. See Note 13, *Stock-Based Compensation*, to the consolidated financial statements for further information.

***Deferred taxes and uncertain tax positions***—Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect when such differences reverse. We test the value of deferred tax assets for impairment on a quarterly basis at the taxpaying- component level within each tax jurisdiction. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized as future reductions of current taxes. In determining the need for a valuation allowance we consider carryback capacity, reversal of existing temporary differences, future taxable income, and tax planning strategies. The determination of any valuation allowance requires management to make certain judgments and assumptions regarding future operations that are based on our historical experience and our expectations of future performance.

The ASC Income Taxes Topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an expected or actual uncertain income tax return position and provides guidance on disclosure. Additionally, in order for us to recognize a benefit in our financial statements from such a position, there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that position. In making this analysis, we assume that the taxing authority is fully informed of all of the facts regarding any issue. Our judgments and assumptions regarding uncertain tax positions are subject to change over time due to the enactment of new legislation, the issuance of revised or new regulations by the various tax authorities, and the issuance of new rulings by the courts.

***Contingent liabilities***—The assessment of potential obligations for tax, regulatory, and litigation matters inherently involves a variety of estimates of potential future outcomes. We make such estimates after consultation with our advisors and a review of available facts. However, there can be no assurance that future outcomes will not differ from management's assessments.

## RESULTS OF OPERATIONS

We use the same accounting policies and procedures to measure segment operating income (loss) and assets as we use to measure consolidated net income available to PLC's common shareowners and assets. Segment operating income (loss) is income before income tax, excluding net realized investment gains and losses (excluding periodic settlements of derivatives associated with debt and certain investments) net of the related amortization of DAC and VOBA. Operating earnings exclude changes in the GMWB embedded derivatives (excluding the portion attributed to economic cost), realized and unrealized gains (losses) on derivatives used to hedge the VA product, actual GMWB incurred claims and net of the related amortization of DAC attributed to each of these items.

In the first quarter of 2012, management revised the definition of operating income (loss) as it relates to certain features of our variable annuity contracts and related hedging activities, to better reflect the basis on which the performance of our business is internally assessed. Under the revised definition, the following items have been excluded from operating income for the historical periods presented within the document:

- Changes in GMWB embedded derivatives related to this rider feature of certain variable annuity products (excluding the portion attributed to economic costs). Economic cost is the long-term expected average cost of providing the product benefit over the life of the policy based on product pricing assumptions. These include assumptions about the economic/market environment, and elective and non-elective policy owner behavior (e.g. lapses, withdrawal timing, mortality, etc.).
- Changes in value of certain derivative instruments used to mitigate the risk related to variable annuity contracts.
- That portion of the change in balance sheet components amortized over estimated gross profit that is attributed to the embedded GMWB derivative and related economic hedges (e.g. DAC amortization).

Prior periods have been revised to conform to the current period presentation for these changes.

Segment operating income (loss) represents the basis on which the performance of our business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

However, segment operating income (loss) should not be viewed as a substitute for accounting principles generally accepted in the United States of America ("GAAP") net income available to PLC's common shareowners. In addition, our segment operating income (loss) measures may not be comparable to similarly titled measures reported by other companies.

We periodically review and update as appropriate our key assumptions on products using the ASC Financial Services-Insurance Topic, including future mortality, expenses, lapses, premium persistency, investment yields, interest spreads, and equity market returns. Changes to these assumptions result in adjustments which increase or decrease DAC amortization and/or benefits and expenses. The periodic review and updating of assumptions is referred to as "unlocking". When referring to DAC amortization or unlocking on products covered under the ASC Financial Services-Insurance Topic, the reference is to changes in all balance sheet components amortized over estimated gross profits.

The following table presents a summary of results and reconciles segment operating income (loss) to consolidated net income available to PLC's common shareowners:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Segment Operating Income (Loss)** | | | | | |
| Life Marketing | $ 105,032 | $ 96,123 | $ 123,864 | 9.3% | (22.4)% |
| Acquisitions | 171,060 | 157,393 | 111,143 | 8.7 | 41.6 |
| Annuities | 119,092 | 80,224 | 52,163 | 48.4 | 53.8 |
| Stable Value Products | 60,329 | 56,780 | 39,207 | 6.3 | 44.8 |
| Asset Protection | 16,454 | 25,407 | 31,491 | (35.2) | (19.3) |
| Corporate and Other | (3,203) | 5,767 | (25,053) | n/m | n/m |
| Total segment operating income | 468,764 | 421,694 | 332,815 | 11.2 | 26.7 |
| Realized investment gains (losses)—investments[1] | 186,186 | 181,907 | 130,359 | | |
| Realized investment gains (losses)—derivatives | (201,979) | (133,370) | (127,957) | | |
| Income tax expense | (150,519) | (154,839) | (109,903) | | |
| Net income available to PLC's common shareowners | $ 302,452 | $ 315,392 | $ 225,314 | (4.1) | 40.0 |
| Investment gains (losses)[2] | $ 172,149 | $ 187,473 | $ 112,856 | | |
| Less: related amortization of DAC/VOBA | (14,037) | 5,566 | (17,503) | | |
| Realized investment gains (losses)—investments | $ 186,186 | $ 181,907 | $ 130,359 | | |
| Derivative gains (losses)[3] | $(238,480) | $(155,251) | $(138,249) | | |
| Less: settlements on certain interest rate swaps | — | — | 168 | | |
| Less: VA GMWB economic cost | (36,501) | (21,881) | (10,460) | | |
| Realized investment gains (losses)—derivatives | $(201,979) | $(133,370) | $(127,957) | | |

(1) Includes credit related other-than-temporary impairments of $58.9 million, $47.4 million, and $41.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(2) Includes realized investment gains (losses) before related amortization.

(3) Includes realized gains (losses) on derivatives before settlements on interest rate swaps and the VA GMWB economic cost.

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

Net income available to PLC's common shareowners for the year ended December 31, 2012, included a $47.1 million, or 11.2%, increase in segment operating income. The increase was primarily related to a $8.9 million increase in the Life Marketing segment, a $13.7 million increase in the Acquisitions segment, a $38.9 million increase in the Annuities segment, and a $3.5 million increase in the Stable Value Products segment. These increases were partially offset by a $9.0 million decrease in the Asset Protection segment and a $9.0 million decrease in the Corporate and Other segment.

We experienced net realized losses of $66.3 million for the year ended December 31, 2012, as compared to net realized gains of $32.2 million for the year ended December 31, 2011. The losses realized for the year ended December 31, 2012, were primarily related to $58.9 million for other-than-temporary impairment credit-related losses, a $2.8 million loss on interest rate caps and swaps, net losses of $102.8 million of derivatives related to variable annuity contracts, and a $14.7 million loss related to other investment and derivative activity. Partially offsetting these losses were $67.7 million of gains related to investment securities sale activity and $45.2 million of gains related to the net activity of the modified coinsurance portfolio.

- Life Marketing segment operating income was $105.0 million for the year ended December 31, 2012, representing an increase of $8.9 million, or 9.3%, from the year ended December 31, 2011. The increase was primarily due to higher investment income, more favorable traditional life claims, and a less unfavorable change in unlocking. These increases were partially offset by unfavorable universal life and BOLI claims, an increase in reserves resulting from changes in universal life interest rate assumptions, and higher operating expenses.

- Acquisitions segment operating income was $171.1 million for the year ended December 31, 2012, an increase of $13.7 million, or 8.7%, as compared to the year ended December 31, 2011, primarily due to the Liberty Life Insurance Company ("Liberty Life") coinsurance transaction. The Liberty Life transaction added $50.2 million to segment operating income for the year ended December 31, 2012, an increase of $15.1 million as compared to the year ended December 31, 2011. The Liberty Life transaction was effective April 30, 2011, therefore, the 2012 results include twelve months of Liberty Life activity as compared to eight months included in the 2011 results. This was partly offset by the expected runoff in the older acquired blocks.

- Annuities segment operating income was $119.1 million for the year ended December 31, 2012, as compared to $80.2 million for the year ended December 31, 2011, an increase of $38.9 million. This variance included a favorable change of $41.2 million in operating revenue driven by higher policy fees and other income in the VA line and lower benefits and settlement expenses. Partially offsetting these favorable changes was an unfavorable change of $14.7 million in unlocking and an increase in DAC amortization and non-deferred expenses.

- Stable Value Products segment operating income was $60.3 million and increased $3.5 million, or 6.3%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which accelerated DAC amortization of $3.4 million for the year ended December 31, 2011. We did not accelerate DAC amortization during the year ended December 31, 2012 as no contracts were called. The operating spread increased 17 basis points to 231 basis points for the year ended December 31, 2012, as compared to an operating spread of 214 basis points for the year ended December 31, 2011. The adjusted operating spread, which excludes participating income, increased by 29 basis points for the year ended December 31, 2012 over the prior year.

- Asset Protection segment operating income was $16.5 million, representing a decrease of $9.0 million, or 35.2%, for the year ended December 31, 2012, as compared to the year ended

December 31, 2011. Service contract earnings decreased $5.0 million, or 39.5%, primarily due to $4.1 million of expense to impair and dispose of previously capitalized costs associated with developing internal-use software. Credit insurance earnings decreased $4.1 million primarily due to $3.1 million in legal settlement and related costs. Earnings from the GAP product line increased $0.2 million, or 1.5%.

- Corporate and Other segment operating loss was $3.2 million for the year ended December 31, 2012, as compared to operating income of $5.8 million for the year ended December 31, 2011. The decrease was primarily due to an $11.2 million deferred issue cost write-off for the year ended December 31, 2012 associated with the refinancing of several of our subordinated debt securities and $8.5 million of pre-tax earnings that were recorded during the first quarter of 2011 relating to the settlement of a dispute with respect to certain investments. In addition, the segment experienced a $1.6 million unfavorable variance related to gains on the repurchase of non-recourse funding obligations. Partially offsetting these variances were an $8.6 million favorable variance related to mortgage loan prepayment fee income and a $5.0 million increase in investment income related to closing a reserve financing transaction for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

Net income available to PLC's common shareowners for the year ended December 31, 2011, included a $88.9 million, or 26.7%, increase in segment operating income. The increase was primarily related to a $46.3 million increase in the Acquisitions segment, a $28.1 million increase in the Annuities segment, a $17.6 million increase in the Stable Value Products segment, and a $30.8 million improvement in the Corporate and Other segment. These increases were partially offset by a $27.7 million decrease in the Life Marketing segment and a $6.1 million decrease in the Asset Protection segment.

We experienced net realized gains of $32.2 million for the year ended December 31, 2011, as compared to net realized losses of $25.4 million for the year ended December 31, 2010. The gains realized for the year ended December 31, 2011, were primarily related to $89.4 million of gains related to investment securities sale activity and $29.9 million of gains related to the net activity of the modified coinsurance portfolio. Partially offsetting these gains were losses of $47.4 million for other-than-temporary impairment credit-related losses, a $14.1 million loss on interest rate caps and swaps, net losses of $5.8 million of derivatives related to variable annuity contracts, and a $19.7 million loss related to other investment and derivative activity.

- Life Marketing segment operating income was $96.1 million for the year ended December 31, 2011, representing a decrease of $27.7 million, or 22.4%, from the year ended December 31, 2010. The decrease was primarily due to a negative change in unlocking of $18.3 million and higher operating expenses, including interest expense associated with programs designed to fund traditional life statutory reserves. These decreases were partially offset by higher investment income associated with growth in reserve balances.
- Acquisitions segment operating income was $157.4 million for the year ended December 31, 2011, an increase of $46.3 million, or 41.6%, as compared to the year ended December 31, 2010, primarily due to the addition of the United Investors Life Insurance Company ("United Investors") acquisition and the Liberty Life coinsurance transaction. The United Investors and Liberty Life transactions added $24.0 million and $35.1 million, respectively, to segment operating income. This was partly offset by less favorable mortality and the expected runoff in the older acquired blocks.
- Annuities segment operating income was $80.2 million for the year ended December 31, 2011, as compared to $52.2 million for the year ended December 31, 2010, an increase of $28.1 million. This variance included favorable changes in operating revenue and benefits and settlement expenses.

Partially offsetting these favorable changes were increases in DAC amortization and other operating expenses.

- Stable Value Products segment operating income was $56.8 million and increased $17.6 million, or 44.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which has accelerated DAC amortization of $3.4 million on those called contracts for the year ended December 31, 2011 as compared to $2.7 million for the year ended December 31, 2010. The operating spread increased 97 basis points to 214 basis points during the year ended December 31, 2011, as compared to an operating spread of 117 basis points for the year ended December 31, 2010.
- Asset Protection segment operating income was $25.4 million, representing a decrease of $6.1 million, or 19.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract earnings decreased $5.9 million, or 32.4%, primarily related to higher commissions and reduced investment income due to lower balances and yields. Earnings from other products, including the GAP product and non-core lines, decreased $3.5 million, or 22.3%, primarily due to a $7.8 million excess reserve release in the first quarter of 2010 related to the runoff Lender's Indemnity line of business. Credit insurance earnings increased $3.3 million primarily due to lower loss ratios and lower expenses.
- Corporate and Other segment operating income was $5.8 million for the year ended December 31, 2011, as compared to an operating loss of $25.1 million for the year ended December 31, 2010. The increase was primarily due to a $21.1 million favorable variance related to gains on the repurchase of non-recourse funding obligations. For the year ended December 31, 2011, $40.1 million of pre-tax gains were generated by repurchases as compared to $19.0 million of pre-tax gains generated during the year ended December 31, 2010. In addition, during 2011, we recorded $8.5 million of pre-tax earnings in the segment relating to the settlement of a dispute with respect to certain investments.

**Life Marketing**

***Segment results of operations***

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Gross premiums and policy fees | $1,575,074 | $1,591,581 | $1,575,764 | (1.0)% | 1.0% |
| Reinsurance ceded | (831,713) | (846,762) | (839,512) | 1.8 | (0.9) |
| Net premiums and policy fees | 743,361 | 744,819 | 736,252 | (0.2) | 1.2 |
| Net investment income | 486,463 | 446,175 | 388,061 | 9.0 | 15.0 |
| Other income | 117,109 | 110,307 | 95,079 | 6.2 | 16.0 |
| Total operating revenues | 1,346,933 | 1,301,301 | 1,219,392 | 3.5 | 6.7 |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 1,054,645 | 978,098 | 921,765 | 7.8 | 6.1 |
| Amortization of deferred policy acquisition costs | 45,079 | 87,461 | 47,809 | (48.5) | 82.9 |
| Other operating expenses | 142,177 | 139,619 | 125,954 | 1.8 | 10.8 |
| Total benefits and expenses | 1,241,901 | 1,205,178 | 1,095,528 | 3.0 | 10.0 |
| **INCOME BEFORE INCOME TAX** | 105,032 | 96,123 | 123,864 | 9.3 | (22.4) |
| **OPERATING INCOME** | $ 105,032 | $ 96,123 | $ 123,864 | 9.3 | (22.4) |

The following table summarizes key data for the Life Marketing segment:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Sales By Product** | | | | | |
| Traditional | $ 1,115 | $ 3,846 | $ 50,101 | (71.0)% | (92.3)% |
| Universal life | 117,099 | 117,947 | 113,168 | (0.7) | 4.2 |
| BOLI | 3,253 | 11,363 | 8,098 | (71.4) | 40.3 |
| | $ 121,467 | $ 133,156 | $ 171,367 | (8.8) | (22.3) |
| **Sales By Distribution Channel** | | | | | |
| Independent agents | $ 73,692 | $ 89,398 | $ 126,426 | (17.6) | (29.3) |
| Stockbrokers / banks | 42,973 | 31,677 | 36,633 | 35.7 | (13.5) |
| BOLI / other | 4,802 | 12,081 | 8,308 | (60.3) | 45.4 |
| | $ 121,467 | $ 133,156 | $ 171,367 | (8.8) | (22.3) |
| **Average Life Insurance In-force**[1] | | | | | |
| Traditional | $449,462,487 | $476,813,161 | $494,700,220 | (5.7) | (3.6) |
| Universal life | 80,331,839 | 67,823,606 | 55,831,192 | 18.4 | 21.5 |
| | $529,794,326 | $544,636,767 | $550,531,412 | (2.7) | (1.1) |
| **Average Account Values** | | | | | |
| Universal life | $ 6,501,025 | $ 6,037,896 | $ 5,563,162 | 7.7 | 8.5 |
| Variable universal life | 387,424 | 364,803 | 331,183 | 6.2 | 10.2 |
| | $ 6,888,449 | $ 6,402,699 | $ 5,894,345 | 7.6 | 8.6 |
| **Traditional Life Mortality Experience**[2] | 85% | 91% | 89% | | |

(1) Amounts are not adjusted for reinsurance ceded.

(2) Represents the incurred claims as a percentage of original pricing expected.

*Operating expenses detail*

Other operating expenses for the segment were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Insurance companies:** | | | | | |
| First year commissions | $ 124,045 | $ 159,463 | $ 207,939 | (22.2)% | (23.3)% |
| Renewal commissions | 35,232 | 35,898 | 36,509 | (1.9) | (1.7) |
| First year ceding allowances | (4,537) | (8,294) | (9,418) | 45.3 | 11.9 |
| Renewal ceding allowances | (166,445) | (172,493) | (188,956) | 3.5 | 8.7 |
| General & administrative | 147,589 | 155,284 | 163,013 | (5.0) | (4.7) |
| Taxes, licenses, and fees | 35,439 | 35,480 | 34,218 | (0.1) | 3.7 |
| Other operating expenses incurred | 171,323 | 205,338 | 243,305 | (16.6) | (15.6) |
| Less: commissions, allowances & expenses capitalized | (139,483) | (173,045) | (207,839) | 19.4 | 16.7 |
| Other insurance company operating expenses | 31,840 | 32,293 | 35,466 | (1.4) | (8.9) |
| **Marketing companies:** | | | | | |
| Commissions | 80,390 | 80,073 | 70,355 | 0.4 | 13.8 |
| Other operating expenses | 29,947 | 27,253 | 20,133 | 9.9 | 35.4 |
| Other marketing company operating expenses | 110,337 | 107,326 | 90,488 | 2.8 | 18.6 |
| **Other operating expenses** | $ 142,177 | $ 139,619 | $ 125,954 | 1.8 | 10.8 |

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income*

Operating income was $105.0 million for the year ended December 31, 2012, representing an increase of $8.9 million, or 9.3%, from the year ended December 31, 2011. The increase was primarily due to higher investment income, more favorable traditional life claims, and a less unfavorable change in unlocking. These increases were partially offset by unfavorable universal life and BOLI claims, an increase in reserves resulting from changes in universal life interest rate assumptions, and higher operating expenses.

*Operating revenues*

Total revenues for the year ended December 31, 2012, increased $45.6 million, or 3.5%, as compared to the year ended December 31, 2011. This increase was driven by higher investment income due to increases in net in-force reserves and higher fee revenue in the segment's marketing companies, partially offset by slightly lower premiums and policy fees.

*Net premiums and policy fees*

Net premiums and policy fees decreased by $1.5 million, or 0.2%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to decreases in traditional life premiums, largely offset by continued growth in universal life in-force business policy fees.

*Net investment income*

Net investment income in the segment increased $40.3 million, or 9.0%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Increased retained universal life reserves more than offset the loss of investment income due to the securitization of excess reserves leading to increased investment income of $20.8 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Increases in BOLI reserves led to higher BOLI investment income of $2.3 million in the same period. Traditional life investment income increased $17.4 million caused by growth in retained reserves and lower reserve financing costs.

*Other income*

Other income increased $6.8 million, or 6.2%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase relates primarily to higher fee revenue generated from increased sales in our marketing companies.

*Benefits and settlement expenses*

Benefits and settlement expenses increased by $76.5 million, or 7.8%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to growth in retained universal life insurance in-force, an increase in reserves resulting from changes in universal life interest rate assumptions, higher credited interest on universal life products resulting from increases in account values, and higher claims from growth in the universal life block and continued maturing of the traditional life block. In 2012, universal life and BOLI unlocking was largely driven by assumption changes regarding lapses, investment yield and credited interest on fund value. The impact of these changes increased benefits and settlement expenses $51.0 million. In 2011, universal life and BOLI unlocking increased benefit expenses $25.2 million.

*Amortization of DAC*

DAC amortization decreased $42.4 million, or 48.5%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to differing impacts of unlocking. In 2012, universal life and BOLI unlocking decreased amortization $39.3 million, as compared to a decrease of $7.0 million in 2011.

*Other operating expenses*

Other operating expenses increased $2.6 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011. This increase reflects higher marketing company expenses of $3.0 million associated with higher sales, a reduction in reinsurance allowances, and a $0.6 million increase in interest expense associated with the securitization of excess universal life reserves. This was partly offset by lower general administrative expenses.

*Sales*

Sales for the segment decreased $11.7 million, or 8.8%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Traditional life sales decreased $2.7 million, or 71.0%, as we focused sales efforts on other lines. Universal life sales decreased $0.8 million, or 0.7%, due to price increases on certain products. BOLI sales, which tend to be subject to large variations, decreased by $8.1 million, or 71.4%.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income*

Operating income was $96.1 million for the year ended December 31, 2011, representing a decrease of $27.7 million, or 22.4%, from the year ended December 31, 2010. The decrease was primarily due to a negative change in unlocking of $18.3 million and higher operating expenses, including interest expense associated with programs designed to fund traditional life statutory reserves. These decreases were partially offset by higher investment income associated with growth in reserve balances.

*Operating revenues*

Total revenues for the year ended December 31, 2011, increased $81.9 million, or 6.7%, as compared to the year ended December 31, 2010. This increase was the result of higher premiums and policy fees, higher investment income due to increases in net in-force reserves, and higher fee revenue in the segment's marketing companies.

*Net premiums and policy fees*

Net premiums and policy fees increased by $8.6 million, or 1.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to continued growth in universal life in-force business policy fees, offset by decreases in traditional life premium.

*Net investment income*

Net investment income in the segment increased $58.1 million, or 15.0%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increased retained universal life reserves led to increased investment income of $31.0 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increases in BOLI reserves led to higher BOLI investment income of $4.8 million in the same period. Traditional life investment income increased $21.3 million caused by growth in retained reserves and more favorable yields.

*Other income*

Other income increased $15.2 million, or 16.0%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase relates primarily to higher fee revenue generated from increased sales in our marketing companies.

*Benefits and settlement expenses*

Benefits and settlement expenses increased by $56.3 million, or 6.1%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to growth in retained universal life insurance in-force, higher credited interest on universal life and BOLI products resulting from increases in account values, and higher claims from growth in the universal life block and continued maturing of the traditional life block. In 2011, universal life and BOLI unlocking was largely driven by assumption changes regarding lapses, mortality, expenses, investment yield, credited interest on fund value, and other items. The impact of these changes increased benefits and settlement expenses $25.2 million. In 2010, universal life and BOLI unlocking increased benefit expenses $27.5 million.

*Amortization of DAC*

DAC amortization increased $39.7 million, or 82.9%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to differing impacts of unlocking. In 2011, universal life and BOLI unlocking decreased amortization $7.0 million, as compared to a decrease of $31.2 million in 2010.

*Other operating expenses*

Other operating expenses increased $13.7 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase reflects higher marketing company expenses of $16.8 million associated with higher sales, a reduction in reinsurance allowances, and a $10.3 million increase in interest expense associated with a letter of credit facility designed to fund traditional life statutory reserves. This was partly offset by lower general administrative expenses.

*Sales*

Sales for the segment decreased $38.2 million, or 22.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Traditional life sales decreased $46.3 million, or 92.3%, as we focused sales efforts on other lines. A new universal life product was introduced in 2010 which has substantially replaced traditional life sales for new products. Universal life sales increased $4.8 million, or 4.2%, due to increased focus on the product line, including the introduction of new products.

***Reinsurance***

Currently, the Life Marketing segment reinsures significant amounts of its life insurance in-force. Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums. Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business. A portion of reinsurance allowances received is deferred as part of DAC and a portion is recognized immediately as a reduction of other operating expenses. As the non-deferred portion of allowances reduces operating expenses in the period received, these amounts represent a net increase to operating income during that period.

Reinsurance allowances do not affect the methodology used to amortize DAC or the period over which such DAC is amortized. However, they do affect the amounts recognized as DAC amortization. DAC on universal life-type, limited-payment long duration, and investment contracts business is amortized based on the estimated gross profits of the policies in-force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore, impact DAC amortization on these lines of business. Deferred reinsurance allowances on level term business are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in-force. Thus, deferred reinsurance allowances may impact DAC amortization. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

*Impact of reinsurance*

Reinsurance impacted the Life Marketing segment line items as shown in the following table:

**Life Marketing Segment**
**Line Item Impact of Reinsurance**

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **REVENUES** | | | |
| Reinsurance ceded | $ (831,713) | $(846,762) | $ (839,512) |
| **BENEFITS AND EXPENSES** | | | |
| Benefits and settlement expenses | (823,510) | (757,225) | (825,951) |
| Amortization of deferred policy acquisition costs | (41,734) | (51,219) | (121,266) |
| Other operating expenses[1] | (142,169) | (142,905) | (142,700) |
| Total benefits and expenses | (1,007,413) | (951,349) | (1,089,917) |
| **NET IMPACT OF REINSURANCE[2]** | $ 175,700 | $ 104,587 | $ 250,405 |
| Allowances received | $ (170,982) | $(180,787) | $ (198,374) |
| Less: Amount deferred | 28,813 | 37,882 | 55,674 |
| Allowances recognized (ceded other operating expenses)[1] | $ (142,169) | $(142,905) | $ (142,700) |

(1) Other operating expenses ceded per the income statement are equal to reinsurance allowances recognized after capitalization.

(2) Assumes no investment income on reinsurance. Foregone investment income would substantially reduce the favorable impact of reinsurance. The Company estimates that the impact of foregone investment income would reduce the net impact of reinsurance by 90% to 160%.

The table above does not reflect the impact of reinsurance on our net investment income. By ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed, which will increase the assuming companies' profitability on the business we cede. The net investment income impact to us and the assuming companies has not been quantified. The impact of including foregone investment income would be to substantially reduce the favorable net impact of reinsurance reflected above. We estimate that the impact of foregone investment income would be to reduce the net impact of reinsurance presented in the table above by 90% to 160%. The Life Marketing segment's reinsurance programs do not materially impact the "other income" line of our income statement.

As shown above, reinsurance had a favorable impact on the Life Marketing segment's operating income for the periods presented above. The impact of reinsurance is largely due to our quota share coinsurance program in place prior to mid-2005. Under that program, generally 90% of the segment's traditional new business was ceded to reinsurers. Since mid-2005, a much smaller percentage of overall term business has been ceded due to a change in reinsurance strategy on traditional business. As a result of that change, the relative impact of reinsurance on the Life Marketing segment's overall results is expected to decrease over time. While the significance of reinsurance is expected to decline over time, the overall impact of reinsurance for a given period may fluctuate due to variations in mortality and unlocking of balances.

*For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011*

The decrease in ceded premiums for 2012 as compared to 2011 was caused primarily by lower ceded traditional life premiums of $38.4 million, partially offset by higher ceded universal life premiums of $23.4 million.

Ceded benefits and settlement expenses were higher for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to higher increases in ceded reserves and higher ceded claims. Traditional ceded benefits decreased $44.0 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to a decrease in ceded reserves and slightly lower ceded death benefits. Universal life ceded benefits increased $110.0 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to an increase in ceded reserves primarily due to unlocking, new business, and higher ceded claims. Ceded universal life claims were $26.7 million higher for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

Ceded amortization of deferred policy acquisitions costs decreased for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to the differences in unlocking between the two periods.

Total allowances recognized for the year ended December 31, 2012, decreased slightly from the year ended December 31, 2011, as the impact of the continued reduction in our traditional life reinsurance allowances more than offset the impact of growth in the universal life product line.

*For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010*

The increase in ceded premiums for 2011 as compared to 2010 was caused primarily by higher ceded universal life premiums of $9.4 million. This more than offset lower ceded traditional life premiums of $3.2 million.

Ceded benefits and settlement expenses were lower for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to lower increases in ceded reserves partially offset by higher ceded claims. Traditional ceded benefits decreased $16.2 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to a lower increase in ceded reserves and lower ceded death benefits. Universal life ceded benefits decreased $52.4 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to a lower change in ceded reserves more than offsetting higher ceded claims. Ceded universal life claims were $20.9 million higher for the year ended December 31, 2011, as compared to the year ended December 31, 2010.

Ceded amortization of deferred policy acquisitions costs decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the differences in unlocking between the two periods.

Total allowances recognized for the year ended December 31, 2011, increased slightly from the year ended December 31, 2010, as the impact of growth in universal life sales more than offset the impact of the continued reduction in our traditional life reinsurance allowances.

### Acquisitions

***Segment results of operations***

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Gross premiums and policy fees | $ 847,080 | $ 834,499 | $ 676,849 | 1.5% | 23.3% |
| Reinsurance ceded | (387,245) | (419,676) | (430,151) | 7.7 | 2.4 |
| Net premiums and policy fees | 459,835 | 414,823 | 246,698 | 10.9 | 68.2 |
| Net investment income | 550,334 | 529,261 | 458,703 | 4.0 | 15.4 |
| Other income | 6,003 | 5,561 | 5,886 | 7.9 | (5.5) |
| Total operating revenues | 1,016,172 | 949,645 | 711,287 | 7.0 | 33.5 |
| Realized gains (losses)—investments | 178,941 | 167,107 | 116,044 | | |
| Realized gains (losses)—derivatives | (130,818) | (133,931) | (65,987) | | |
| Total revenues | 1,064,295 | 982,821 | 761,344 | | |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 716,893 | 662,293 | 512,433 | 8.2 | 29.2 |
| Amortization of value of business acquired | 76,505 | 74,167 | 62,152 | 3.2 | 19.3 |
| Other operating expenses | 51,714 | 55,792 | 25,559 | (7.3) | n/m |
| Operating benefits and expenses | 845,112 | 792,252 | 600,144 | 6.7 | 32.0 |
| Amortization of VOBA related to realized gains (losses)—investments | 746 | 874 | 2,258 | | |
| Total benefits and expenses | 845,858 | 793,126 | 602,402 | 6.6 | 31.7 |
| **INCOME BEFORE INCOME TAX** | 218,437 | 189,695 | 158,942 | 15.2 | 19.3 |
| Less: realized gains (losses) | 48,123 | 33,176 | 50,057 | | |
| Less: related amortization of VOBA | (746) | (874) | (2,258) | | |
| **OPERATING INCOME** | $ 171,060 | $ 157,393 | $ 111,143 | 8.7 | 41.6 |

The following table summarizes key data for the Acquisitions segment:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Average Life Insurance In-Force[1]** | | | | | |
| Traditional | $179,586,818 | $188,439,000 | $186,005,583 | (4.7)% | 1.3% |
| Universal life | 30,351,626 | 30,670,689 | 27,033,770 | (1.0) | 13.5 |
| | $209,938,444 | $219,109,689 | $213,039,353 | (4.2) | 2.8 |
| **Average Account Values** | | | | | |
| Universal life | $ 3,418,753 | $ 3,304,966 | $ 2,764,614 | 3.4 | 19.5 |
| Fixed annuity[2] | 3,187,616 | 3,329,680 | 3,378,176 | (4.3) | (1.4) |
| Variable annuity | 597,467 | 665,742 | 209,034 | (10.3) | n/m |
| | $ 7,203,836 | $ 7,300,388 | $ 6,351,824 | (1.3) | 14.9 |
| **Interest Spread—UL & Fixed Annuities** | | | | | |
| Net investment income yield[3] | 5.83% | 5.86% | 6.01% | | |
| Interest credited to policyholders | 3.99 | 3.98 | 3.97 | | |
| Interest spread | 1.84% | 1.88% | 2.04% | | |

(1) Amounts are not adjusted for reinsurance ceded.

(2) Includes general account balances held within variable annuity products and is net of coninsurance ceded.

(3) Earned rates exclude portfolios supporting modified coinsurance and crediting rates exclude 100% cessions.

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income*

Operating income was $171.1 million for the year ended December 31, 2012, an increase of $13.7 million, or 8.7%, as compared to the year ended December 31, 2011, primarily due to the Liberty Life coinsurance transaction. The Liberty Life transaction added $50.2 million to segment operating income for the year ended December 31, 2012, an increase of $15.1 million as compared to the year ended December 31, 2011. The Liberty Life transaction was effective April 30, 2011, therefore, the 2012 results include twelve months of Liberty Life activity as compared to eight months included in the 2011 results. This was partly offset by the expected runoff in the older acquired blocks.

*Operating revenues*

Net premiums and policy fees increased $45.0 million, or 10.9%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to the additional months of the Liberty Life blocks of business and the impact of a reinsurance recapture more than offsetting expected runoff related to other blocks of business. Net investment income increased $21.1 million, or 4.0%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to the additional months associated with the Liberty Life blocks of business. This was offset by expected runoff related to other blocks of business.

*Total benefits and expenses*

Total benefits and expenses increased $52.7 million, or 6.6%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase was due to the additional months associated with the Liberty Life blocks, the impact of a reinsurance recapture and less favorable mortality, which was partly offset by the expected runoff of the in-force business.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income*

Operating income was $157.4 million for the year ended December 31, 2011, an increase of $46.3 million, or 41.6%, as compared to the year ended December 31, 2010, primarily due to the addition of the United Investors acquisition and the Liberty Life coinsurance transaction. The United Investors and Liberty Life transactions added $24.0 million and $35.1 million, respectively, to segment operating income. This was partly offset by less favorable mortality and the expected runoff in the older acquired blocks.

*Operating revenues*

Net premiums and policy fees increased $168.1 million, or 68.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the addition of the United Investors and Liberty Life blocks of business more than offsetting expected runoff related to other blocks of business. Net investment income increased $70.6 million, or 15.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the addition of the United Investors and Liberty Life blocks of business. This was offset by expected runoff related to other blocks of business.

*Total benefits and expenses*

Total benefits and expenses increased $190.7 million, or 31.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase was due to the addition of the United Investors and Liberty Life blocks and was partly offset by the expected runoff of the in-force business.

***Reinsurance***

The Acquisitions segment currently reinsures portions of both its life and annuity in-force. The cost of reinsurance to the segment is reflected in the chart shown below. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

*Impact of reinsurance*

Reinsurance impacted the Acquisitions segment line items as shown in the following table:

**Acquisitions Segment**
**Line Item Impact of Reinsurance**

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **REVENUES** | | | |
| Reinsurance ceded | $(387,245) | $(419,676) | $(430,151) |
| **BENEFITS AND EXPENSES** | | | |
| Benefits and settlement expenses | (320,662) | (383,439) | (368,647) |
| Amortization of deferred policy acquisition costs | (11,766) | (19,062) | (19,216) |
| Other operating expenses | (54,595) | (54,894) | (56,487) |
| Total benefits and expenses | (387,023) | (457,395) | (444,350) |
| **NET IMPACT OF REINSURANCE**[1] | $ (222) | $ 37,719 | $ 14,199 |

[1] Assumes no investment income on reinsurance. Foregone investment income would substantially reduce the favorable impact of reinsurance.

The segment's reinsurance programs do not materially impact the other income line of the income statement. In addition, net investment income generally has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company. For business ceded under modified coinsurance arrangements, the amount of investment income attributable to the assuming company is included as part of the overall change in policy reserves and, as such, is reflected in benefit and settlement expenses. The net investment income impact to us and the assuming companies has not been quantified as it is not fully reflected in our consolidated financial statements.

The net impact of reinsurance decreased $37.9 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to a larger decrease in ceded benefits and settlement expenses in relation to the decrease in ceded premiums.

The net impact of reinsurance increased $23.5 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to a decrease in ceded premiums and an increase in ceded benefits and settlement expenses primarily due to an increase in ceded death claims.

**Annuities**

***Segment results of operations***

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Gross premiums and policy fees | $ 97,928 | $ 68,385 | $ 42,786 | 43.2% | 59.8% |
| Reinsurance ceded | (26) | (66) | (136) | 60.6 | 51.5 |
| Net premiums and policy fees | 97,902 | 68,319 | 42,650 | 43.3 | 60.2 |
| Net investment income | 504,345 | 507,230 | 482,264 | (0.6) | 5.2 |
| Realized gains (losses)—derivatives | (36,501) | (21,881) | (10,460) | (66.8) | n/m |
| Other income | 84,317 | 55,160 | 30,592 | 52.9 | 80.3 |
| Total operating revenues | 650,063 | 608,828 | 545,046 | 6.8 | 11.7 |
| Realized gains (losses)—investments | 28,470 | 9,461 | 10,175 | | |
| Realized gains (losses)—derivatives, net of economic cost | (66,331) | 16,058 | (52,985) | | |
| Total revenues | 612,202 | 634,347 | 502,236 | (3.5) | 26.3 |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 369,692 | 391,880 | 399,014 | (5.7) | (1.8) |
| Amortization of deferred policy acquisition costs and value of business acquired | 60,032 | 51,417 | 28,278 | 16.8 | 81.8 |
| Other operating expenses | 101,247 | 85,307 | 65,591 | 18.7 | 30.1 |
| Operating benefits and expenses | 530,971 | 528,604 | 492,883 | 0.4 | 7.2 |
| Amortization related to benefits and settlement expenses | (70) | (1,092) | 8,441 | | |
| Amortization of DAC related to realized gains (losses)—investments | (14,713) | 5,784 | (28,202) | | |
| Total benefits and expenses | 516,188 | 533,296 | 473,122 | (3.2) | 12.7 |
| **INCOME BEFORE INCOME TAX** | 96,014 | 101,051 | 29,114 | (5.0) | n/m |
| Less: realized gains (losses)—investments | 28,470 | 9,461 | 10,175 | | |
| Less: realized gains (losses)—derivatives, net of economic cost | (66,331) | 16,058 | (52,985) | | |
| Less: amortization related to benefits and settlement expenses | 70 | 1,092 | (8,441) | | |
| Less: related amortization of DAC | 14,713 | (5,784) | 28,202 | | |
| **OPERATING INCOME** | $119,092 | $ 80,224 | $ 52,163 | 48.4 | 53.8 |

The following table summarizes key data for the Annuities segment:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Sales** | | | | | |
| Fixed annuity | $ 591,711 | $ 1,032,582 | $ 930,294 | (42.7)% | 11.0% |
| Variable annuity | 2,734,985 | 2,348,599 | 1,714,753 | 16.5 | 37.0 |
| | $ 3,326,696 | $ 3,381,181 | $ 2,645,047 | (1.6) | 27.8 |
| **Average Account Values** | | | | | |
| Fixed annuity[1] | $ 8,559,562 | $ 8,538,007 | $ 7,920,539 | 0.3 | 7.8 |
| Variable annuity | 7,550,714 | 5,397,720 | 3,409,506 | 39.9 | 58.3 |
| | $16,110,276 | $13,935,727 | $11,330,045 | 15.6 | 23.0 |
| **Interest Spread—Fixed Annuities[2]** | | | | | |
| Net investment income yield | 5.80% | 5.93% | 6.04% | | |
| Interest credited to policyholders | 3.85 | 4.33 | 4.55 | | |
| Interest spread | 1.95% | 1.60% | 1.49% | | |

(1) Includes general account balances held within variable annuity products.

(2) Interest spread on average general account values.

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Derivatives related to variable annuity contracts:** | | | | | |
| Interest rate futures—VA | $ 21,138 | $ 164,221 | $(11,778) | $(143,083) | $ 175,999 |
| Equity futures—VA | (50,797) | (30,061) | (42,258) | (20,736) | 12,197 |
| Currency futures—VA | (2,763) | 2,977 | — | (5,740) | 2,977 |
| Volatility futures—VA | (132) | — | — | (132) | — |
| Volatility swaps—VA | (11,792) | (239) | (2,433) | (11,553) | 2,194 |
| Equity options—VA | (37,370) | (15,051) | (1,824) | (22,319) | (13,227) |
| Interest rate swaptions—VA | (2,260) | — | — | (2,260) | — |
| Interest rate swaps—VA | 3,264 | 7,718 | — | (4,454) | 7,718 |
| Credit default swaps—VA | — | (7,851) | — | 7,851 | (7,851) |
| Embedded derivative—GMWB[1] | (22,120) | (127,537) | (5,728) | 105,417 | (121,809) |
| Total derivatives related to variable annuity contracts | $(102,832) | $ (5,823) | $(64,021) | $ (97,009) | $ 58,198 |
| Economic cost[2] | 36,501 | 21,881 | 11,036 | 14,620 | 10,845 |
| Realized gains (losses)—derivatives, net of economic cost | $ (66,331) | $ 16,058 | $(52,985) | $ (82,389) | $ 69,043 |

(1) Includes impact of nonperformance risk of $(70.4) million for the year ended December 31, 2012.

(2) Economic cost is the long-term expected average cost of providing the product benefit over the life of the policy based on product pricing assumptions. These include assumptions about the economic/ market environment, and elective and non-elective policy owner behavior (e.g. lapses, withdrawal timing, mortality, etc.).

| | As of December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | Change |
| | (Dollars In Thousands) | | |
| **GMDB—Net amount at risk**[1] | $ 129,309 | $ 317,671 | (59.3)% |
| **GMDB Reserves** | 19,316 | 9,498 | n/m |
| **GMWB and GMAB Reserves**[1] | 169,269 | 147,148 | 15.0 |
| **Account value subject to GMWB rider** | 7,165,375 | 4,406,041 | 62.6 |
| **GMWB Benefit Base** | 6,888,471 | 4,562,515 | 51.0 |
| **S&P 500® Index** | 1,426 | 1,258 | 13.4 |

(1) Guaranteed death benefits in excess of contract holder account balance.

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income*

Segment operating income was $119.1 million for the year ended December 31, 2012, as compared to $80.2 million for the year ended December 31, 2011, an increase of $38.9 million. This variance included a favorable change of $41.2 million in operating revenue driven by higher policy fees and other income in the VA line and lower benefits and settlement expenses. Partially offsetting these favorable changes was an unfavorable change of $14.7 million in unlocking and an increase in DAC amortization and non-deferred expenses.

*Operating revenues*

Segment operating revenues increased $41.2 million, or 6.8%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to increases in policy fees and other income from the VA line of business. Those increases were partially offset by lower investment income and increased GMWB economic cost from the VA line of business. Average fixed account balances grew 0.3% and average variable account balances grew 39.9% for the year ended December 31, 2012, as compared to the year ended December 31, 2011.

*Benefits and settlement expenses*

Benefits and settlement expenses decreased $22.2 million, or 5.7%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. This decrease was primarily the result of lower credited interest, a $9.0 million favorable change in SPIA mortality results and other favorable reserve changes. These favorable changes were partially offset by higher realized losses in the market value adjusted line a $4.0 million unfavorable change in the EIA fair value adjustments, and an unfavorable change in unlocking. Unfavorable unlocking of $13.8 million was recorded in the year ended December 31, 2012, as compared to $3.1 million of favorable unlocking during the year ended December 31, 2011.

*Amortization of DAC*

The increase in DAC amortization for the year ended December 31, 2012, as compared to the year ended December 31, 2011, was primarily due to growth in the VA line of business. The segment recorded unfavorable DAC unlocking of $11.4 million for the year ended December 31, 2012, as compared to unfavorable unlocking of $13.6 million for the year ended December 31, 2011.

*Other operating expenses*

Other operating expenses increased $15.9 million, or 18.7%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is due to higher commissions, maintenance, and acquisition expenses driven by the growth of the business.

*Sales*

Total sales decreased $54.5 million, or 1.6%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Sales of variable annuities increased $386.4 million, or 16.5% for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Sales of fixed annuities decreased by $440.9 million, or 42.7% for the year ended December 31, 2012, as compared to the year ended December 31, 2011, driven by a decrease in single premium deferred annuity and market value adjusted annuity sales.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income*

Segment operating income was $80.2 million for the year ended December 31, 2011, as compared to $52.2 million for the year ended December 31, 2010, an increase of $28.1 million. This variance included favorable changes in operating revenue and benefits and settlement expenses. Partially offsetting these favorable changes were increases in DAC amortization and other operating expenses.

*Operating revenues*

Segment operating revenues increased $63.8 million, or 11.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to increases in net investment income, policy fees, and other income. Average fixed account balances grew 7.8% and average variable account balances grew 58.3% for the year ended December 31, 2011, as compared to the year ended December 31, 2010.

*Benefits and settlement expenses*

Benefits and settlement expenses decreased $7.1 million, or 1.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This decrease was primarily the result a $6.9 million favorable change in SPIA mortality results and a $2.5 million favorable change in VA guaranteed benefit reserves. These favorable changes were partially offset by a $1.2 million unfavorable change in the EIA fair value adjustments, higher credited interest, and higher bonus interest amortization. Favorable unlocking of $3.1 million was recorded in the year ended December 31, 2011, as compared to $5.8 million during the year ended December 31, 2010.

*Amortization of DAC*

The increase in DAC amortization for the year ended December 31, 2011, as compared to the year ended December 31, 2010, was primarily due to unfavorable DAC unlocking. There was unfavorable DAC unlocking of $23.5 million for the year ended December 31, 2011, as compared to favorable unlocking of $2.5 million for the year ended December 31, 2010.

*Other operating expenses*

Other operating expenses increased $19.7 million, or 30.1%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase is due to higher commissions, maintenance, and acquisition expenses driven by the growth of the business.

*Sales*

Total sales increased $736.1 million, or 27.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Sales of variable annuities increased $633.8 million, or 37.0% for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to product positioning and more focus on the VA line of business. Sales of fixed annuities increased by $102.3 million, or 11.0% for the year ended December 31, 2011, as compared to the year ended December 31, 2010, driven by an increase in SPDA sales.

**Stable Value Products**

***Segment results of operations***

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Net investment income | $128,239 | $145,150 | $171,327 | (11.7)% | (15.3)% |
| Other income | 1 | (1) | — | n/m | n/m |
| Total operating revenues | 128,240 | 145,149 | 171,327 | (11.6) | (15.3) |
| Realized gains (losses) | (5,391) | 24,966 | (3,444) | n/m | n/m |
| Total revenues | 122,849 | 170,115 | 167,883 | (27.8) | 1.3 |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 64,790 | 81,256 | 123,365 | (20.3) | (34.1) |
| Amortization of deferred policy acquisition costs | 947 | 4,556 | 5,430 | (79.2) | (16.1) |
| Other operating expenses | 2,174 | 2,557 | 3,325 | (15.0) | (23.1) |
| Total benefits and expenses | 67,911 | 88,369 | 132,120 | (23.2) | (33.1) |
| **INCOME BEFORE INCOME TAX** | 54,938 | 81,746 | 35,763 | (32.8) | n/m |
| Less: realized gains (losses) | (5,391) | 24,966 | (3,444) | | |
| **OPERATING INCOME** | $ 60,329 | $ 56,780 | $ 39,207 | 6.3 | 44.8 |

The following table summarizes key data for the Stable Value Products segment:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Sales** | | | | | |
| GIC | $ 400,104 | $ 498,695 | $ 132,612 | (19.8)% | n/m% |
| GFA—Direct Institutional | 221,500 | 300,000 | 625,000 | (26.2) | (52.0) |
| | $ 621,604 | $ 798,695 | $ 757,612 | (22.2) | 5.4 |
| **Average Account Values** | $2,637,549 | $2,685,194 | $3,329,510 | (1.8)% | (19.4)% |
| **Ending Account Values** | $2,510,559 | $2,769,510 | $3,076,233 | (9.4)% | (10.0)% |
| **Operating Spread** | | | | | |
| Net investment income yield | 4.87% | 5.43% | 5.13% | | |
| Interest credited | 2.44 | 3.03 | 3.69 | | |
| Operating expenses | 0.12 | 0.26 | 0.27 | | |
| Operating spread | 2.31% | 2.14% | 1.17% | | |
| Adjusted operating spread[1] | 2.09% | 1.80% | 1.11% | | |

(1) Excludes participating mortgage loan income and bank loan fee income.

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income*

Operating income was $60.3 million and increased $3.5 million, or 6.3%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which accelerated DAC amortization of $3.4 million for the year ended December 31, 2011. We did not accelerate DAC amortization during the year ended December 31, 2012 as no contracts were called. The operating spread increased 17 basis points to 231 basis points for the year ended December 31, 2012, as compared to an operating spread of 214 basis points for the year ended December 31, 2011. The adjusted operating spread, which excludes participating income, increased by 29 basis points for the year ended December 31, 2012 over the prior year.

*Sales*

Total sales were $621.6 million for the year ended December 31, 2012.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income*

Operating income was $56.8 million and increased $17.6 million, or 44.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which has accelerated DAC amortization of $3.4 million on those called contracts for the year ended December 31, 2011 as compared to $2.7 million for the year ended December 31, 2010. The operating spread increased 97 basis points to 214 basis points for the year ended December 31, 2011, as compared to an operating spread of 117 basis points for the year ended December 31, 2010.

*Sales*

Total sales were $798.7 million for the year ended December 31, 2011.

## Asset Protection

*Segment results of operations*

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Gross premiums and policy fees | $ 274,629 | $ 284,206 | $ 305,831 | (3.4)% | (7.1)% |
| Reinsurance ceded | (126,824) | (128,063) | (138,539) | 1.0 | 7.6 |
| Net premiums and policy fees | 147,805 | 156,143 | 167,292 | (5.3) | (6.7) |
| Net investment income | 24,310 | 26,501 | 28,820 | (8.3) | (8.0) |
| Other income | 111,182 | 94,627 | 71,014 | 17.5 | 33.3 |
| Total operating revenues | 283,297 | 277,271 | 267,126 | 2.2 | 3.8 |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 100,697 | 99,510 | 99,836 | 1.2 | (0.3) |
| Amortization of deferred policy acquisition costs | 33,951 | 38,080 | 45,544 | (10.8) | (16.4) |
| Other operating expenses | 132,195 | 114,029 | 90,691 | 15.9 | 25.7 |
| Total benefits and expenses | 266,843 | 251,619 | 236,071 | 6.1 | 6.6 |
| **INCOME BEFORE INCOME TAX** | 16,454 | 25,652 | 31,055 | (35.9) | (17.4) |
| Less: noncontrolling interests | — | 245 | (436) | n/m | n/m |
| **OPERATING INCOME** | $ 16,454 | $ 25,407 | $ 31,491 | (35.2) | (19.3) |

The following table summarizes key data for the Asset Protection segment:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **Sales** | | | | | |
| Credit insurance | $ 35,339 | $ 35,767 | $ 36,219 | (1.2)% | (1.2)% |
| Service contracts | 353,633 | 306,973 | 251,986 | 15.2 | 21.8 |
| Other products | 62,342 | 72,908 | 54,489 | (14.5) | 33.8 |
| | $451,314 | $415,648 | $342,694 | 8.6 | 21.3 |
| **Loss Ratios**[1] | | | | | |
| Credit insurance | 37.7% | 33.8% | 37.4% | | |
| Service contracts | 90.9 | 88.4 | 87.5 | | |
| Other products | 26.6 | 19.6 | 6.3 | | |

(1) Incurred claims as a percentage of earned premiums

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income*

Operating income was $16.5 million, representing a decrease of $9.0 million, or 35.2%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Service contract earnings decreased $5.0 million, or 39.5%, primarily due to $4.1 million of expense to impair and dispose of previously capitalized costs associated with developing internal-use software. Credit insurance earnings decreased $4.1 million primarily due to $3.1 million in legal settlement and related costs. Earnings from the GAP product line increased $0.2 million, or 1.5%.

*Net premiums and policy fees*

Net premiums and policy fees decreased $8.3 million, or 5.3%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Service contract premiums decreased $3.9 million, or 4.1%, GAP premiums decreased $2.3 million, or 5.6%, and credit insurance premiums decreased $2.1 million, or 11.5%. The decrease in service contract and credit lines were primarily the result of lower sales in prior years and the related impact on earned premiums. The decrease in GAP premiums is primarily due to a change in mix of GAP business.

*Other income*

Other income increased $16.6 million, or 17.5%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to an increase in 2012 sales reflecting improvement in the U.S. automobile market and increased market share.

*Benefits and settlement expenses*

Benefits and settlement expenses increased $1.2 million, or 1.2%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. GAP claims increased $2.0 million, or 23.3%, due to higher loss ratios. The increase was partially offset by decreases in service contract claims of $0.7 million, or 0.8%, and credit insurance claims of $0.1 million, or 1.3%.

*Amortization of DAC and Other operating expenses*

Amortization of DAC was $4.1 million, or 10.8%, lower for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to lower earned premiums in the GAP product line. Other operating expenses increased $18.2 million, or 15.9%, for the year ended December 31, 2012, partly due to the $4.1 million impairment and disposal of capitalized costs associated with developing internal-use software and $2.0 million legal settlement costs. Expenses related to higher sales and expenses related to new initiatives also contributed to the increase.

*Sales*

Total segment sales increased $35.7 million, or 8.6%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Service contract sales increased $46.7 million, or 15.2%. The increase is attributable to the improvement in auto sales over the prior year and increased market share. Sales in the GAP product line decreased $10.6 million, or 14.5%, primarily due to a change in mix of GAP business. Credit insurance sales decreased $0.4 million, or 1.2%.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income*

Operating income was $25.4 million, representing a decrease of $6.1 million, or 19.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract earnings decreased $5.9 million, or 32.4%, primarily related to higher commissions and reduced investment income due to lower balances and yields. Earnings from other products, including the GAP product and non-core lines, decreased $3.5 million, or 22.3%, primarily due to a $7.8 million excess reserve release in the first quarter of 2010 related to the runoff Lender's Indemnity line of business. Credit insurance earnings increased $3.3 million primarily due to lower loss ratios and lower expenses.

*Net premiums and policy fees*

Net premiums and policy fees decreased $11.1 million, or 6.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract premiums decreased $5.6 million, or 5.5%. Within the other product lines, primarily GAP, net premiums decreased $3.2 million, or 7.1%. Credit insurance premiums decreased $2.3 million, or 11.2%. The decrease in all lines was primarily the result of decreasing sales in prior years and the related impact on earned premiums.

*Other income*

Other income increased $23.6 million, or 33.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to an increase in 2011 sales reflecting improvement in the U.S. automobile market and increased market share.

*Benefits and settlement expenses*

Benefits and settlement expenses decreased $0.3 million, or 0.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract claims decreased $4.1 million, or 4.6% and credit insurance claims decreased $1.5 million, or 19.6%, as compared to the year ended December 31, 2010. Other products claims increased $5.3 million, primarily due to a $7.8 million excess reserve release related to the final settlement in the runoff Lender's Indemnity line of business that was recorded in the first quarter of 2010, partially offset by a $2.0 million decrease in the GAP product line due to improved loss ratios.

*Amortization of DAC and Other operating expenses*

Amortization of DAC was $7.5 million, or 16.4%, lower for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to lower earned premiums in the GAP product line and reduced amortization in the credit insurance product line. Other operating expenses increased $23.3 million, or 25.7%, for the year ended December 31, 2011, primarily due to higher commission expense resulting from an increase in sales.

*Sales*

Total segment sales increased $73.0 million, or 21.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increases in the service contract and GAP lines are attributable to the improvement in auto sales over the prior year and increased market share. Sales in other products increased $18.4 million, or 33.8% primarily in the GAP product line. Service contract sales increased $55.0 million, or 21.8%. Credit insurance sales decreased $0.5 million, or 1.2%, as compared to the prior year.

***Reinsurance***

The majority of the Asset Protection segment's reinsurance activity relates to the cession of single premium credit life and credit accident and health insurance, credit property, vehicle service contracts, and guaranteed asset protection insurance to producer affiliated reinsurance companies ("PARCs"). These arrangements are coinsurance contracts ceding the business on a first dollar quota share basis at levels ranging from 50% to 100% to limit our exposure and allow the PARCs to share in the underwriting income of the product. Reinsurance contracts do not relieve us from our obligations to our policyholders. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

Reinsurance impacted the Asset Protection segment line items as shown in the following table:

**Asset Protection Segment**
**Line Item Impact of Reinsurance**

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **REVENUES** | | | |
| Reinsurance ceded | $(126,824) | $(128,063) | $(138,539) |
| **BENEFITS AND EXPENSES** | | | |
| Benefits and settlement expenses | (56,486) | (60,776) | (72,787) |
| Amortization of deferred policy acquisition costs | (7,582) | (9,139) | (11,487) |
| Other operating expenses | (5,619) | (6,779) | (5,373) |
| Total benefits and expenses | (69,687) | (76,694) | (89,647) |
| **NET IMPACT OF REINSURANCE**[(1)] | $ (57,137) | $ (51,369) | $ (48,892) |

(1) Assumes no investment income on reinsurance. Foregone investment income would substantially change the impact of reinsurance.

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

Reinsurance premiums ceded decreased $1.2 million, or 1.0%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease was primarily due to a decline in ceded dealer credit insurance premiums due to lower sales in prior years, somewhat offset by increases in service contract and GAP premiums.

Benefits and settlement expenses ceded decreased $4.3 million, or 7.1%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease was primarily due to lower losses in the service contract line.

Amortization of DAC ceded decreased $1.6 million, or 17.0%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily as the result of decreases in ceded activity in the dealer credit product line. Other operating expenses ceded decreased $1.2 million, or 17.1%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily as a result of decreases in the service contract and dealer credit lines.

Net investment income has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which generally will increase the assuming companies' profitability on business we cede. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

Reinsurance premiums ceded decreased $10.5 million, or 7.6%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was primarily due to a decline in ceded dealer credit insurance premiums and service contract premiums due to lower sales in prior years.

Benefits and settlement expenses ceded decreased $12.0 million, or 16.5%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was primarily due to lower losses in the service contract and dealer credit lines.

Amortization of DAC ceded decreased $2.3 million, or 20.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as the result of decreases in ceded activity in the dealer credit product line. Other operating expenses ceded increased $1.4 million, or 26.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as a result of increases in the service contract line.

Net investment income has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business we cede. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

### Corporate and Other

***Segment results of operations***

Segment results were as follows:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| **REVENUES** | | | | | |
| Gross premiums and policy fees | $ 19,567 | $ 21,469 | $ 24,164 | (8.9)% | (11.2)% |
| Reinsurance ceded | (28) | (108) | (2) | 74.1 | n/m |
| Net premiums and policy fees | 19,539 | 21,361 | 24,162 | (8.5) | (11.6) |
| Net investment income | 168,641 | 166,326 | 154,501 | 1.4 | 7.7 |
| Realized gains (losses)—derivatives | — | — | 168 | | |
| Other income | 39,951 | 42,158 | 19,847 | (5.2) | n/m |
| Total operating revenues | 228,131 | 229,845 | 198,678 | (0.7) | 15.7 |
| Realized gains (losses)—investments | (30,048) | (14,420) | (9,802) | | |
| Realized gains (losses)—derivatives | (4,653) | (15,138) | (9,102) | | |
| Total revenues | 193,430 | 200,287 | 179,774 | (3.4) | 11.4 |
| **BENEFITS AND EXPENSES** | | | | | |
| Benefits and settlement expenses | 19,393 | 21,528 | 24,575 | (9.9) | (12.4) |
| Amortization of deferred policy acquisition costs | 1,018 | 2,654 | 1,694 | (61.6) | 56.7 |
| Other operating expenses | 210,923 | 199,896 | 197,471 | 5.5 | 1.2 |
| Total benefits and expenses | 231,334 | 224,078 | 223,740 | 3.2 | 0.2 |
| **INCOME (LOSS) BEFORE INCOME TAX** | (37,904) | (23,791) | (43,966) | (59.3) | 45.9 |
| Less: realized gains (losses)—investments | (30,048) | (14,420) | (9,802) | | |
| Less: realized gains (losses)—derivatives | (4,653) | (15,138) | (9,102) | | |
| Less: noncontrolling interests | — | — | (9) | | |
| **OPERATING INCOME (LOSS)** | $ (3,203) | $ 5,767 | $ (25,053) | n/m | n/m |

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

*Segment operating income (loss)*

Corporate and Other segment operating loss was $3.2 million for the year ended December 31, 2012, as compared to operating income of $5.8 million for the year ended December 31, 2011. The decrease was primarily due to an $11.2 million deferred issue cost write-off for the year ended December 31, 2012 associated with the refinancing of several of our subordinated debt securities and $8.5 million of pre-tax earnings that were recorded during the first quarter of 2011 relating to the settlement of a dispute with respect to certain investments. In addition, the segment experienced a $1.6 million unfavorable variance related to gains on the repurchase of non-recourse funding obligations. Partially offsetting these variances were an $8.6 million favorable variance related to mortgage loan prepayment fee income and a $5.0 million increase in investment income related to closing a reserve financing transaction for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

*Operating revenues*

Net investment income for the segment increased $2.3 million, or 1.4%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011, and net premiums and policy fees decreased $1.8 million, or 8.5%. The increase in net investment income was primarily the result of an $8.6

million increase in mortgage loan prepayment fee income and a $5.0 million increase in investment income related to closing a reserve financing transaction for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Partially offsetting this variance was $8.5 million of pre-tax earnings that were recorded during the first quarter of 2011 relating to the settlement of a dispute with respect to certain investments. Other income decreased $2.2 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011, primarily due to a $1.6 million unfavorable variance related to gains generated on the repurchase of non-recourse funding obligations.

*Total benefits and expenses*

Total benefits and expenses increased $7.3 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011, primarily due to an increase in other operating expenses. The increase in operating expenses reflects an $11.2 million deferred issue cost write-off recorded during the year ended December 31, 2012, partially offset by a $6.4 million favorable variance related to legal expenses.

***For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010***

*Segment operating income (loss)*

Corporate and Other segment operating income was $5.8 million for the year ended December 31, 2011, as compared to an operating loss of $25.1 million for the year ended December 31, 2010. The increase was primarily due to a $21.1 million favorable variance related to gains on the repurchase of non-recourse funding obligations. For the year ended December 31, 2011, $40.1 million of pre-tax gains were generated by repurchases as compared to $19.0 million of pre-tax gains generated during the year ended December 31, 2010. In addition, during 2011, we recorded $8.5 million of pre-tax earnings in the segment relating to the settlement of a dispute with respect to certain investments.

*Operating revenues*

Net investment income for the segment increased $11.8 million, or 7.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, and net premiums and policy fees decreased $2.8 million, or 11.6%. The increase in net investment income was primarily the result of $8.5 million of pre-tax earnings relating to the settlement of a dispute with respect to certain investments and growth in core investment income. Partially offsetting this variance was a decrease of $12.4 million related to a portfolio of securities designated for trading compared to the year ended December 31, 2010. Other income increased $22.3 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010, primarily due to a $21.1 million favorable variance related to gains generated on the repurchase of non-recourse funding obligations.

*Total benefits and expenses*

Total benefits and expenses increased $0.3 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to an increase in other operating expenses partially offset by a decrease in interest expense.

## CONSOLIDATED INVESTMENTS

Certain reclassifications have been made in the previously reported financial statements and accompanying tables to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, shareowners' equity, or the totals reflected in the accompanying tables.

### Portfolio Description

As of December 31, 2012, our investment portfolio was approximately $36.9 billion. The types of assets in which we may invest are influenced by various state insurance laws which prescribe qualified investment assets. Within the parameters of these laws, we invest in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

The following table presents the reported values of our invested assets:

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | (Dollars In Thousands) | | | |
| Publicly issued bonds (amortized cost: 2012—$21,244,173; 2011—$21,195,517) | $23,823,244 | 64.5% | $22,850,645 | 65.4% |
| Privately issued bonds (amortized cost: 2012—$5,737,151; 2011—$4,942,443) | 6,264,715 | 17.0 | 5,132,801 | 14.7 |
| Fixed maturities | 30,087,959 | 81.5 | 27,983,446 | 80.1 |
| Equity securities (cost: 2012—$409,376; 2011—$345,874) | 411,786 | 1.1 | 335,232 | 1.0 |
| Mortgage loans | 4,950,201 | 13.4 | 5,353,481 | 15.3 |
| Investment real estate | 19,816 | 0.1 | 29,899 | 0.1 |
| Policy loans | 865,391 | 2.3 | 879,819 | 2.5 |
| Other long-term investments | 361,837 | 1.0 | 257,714 | 0.7 |
| Short-term investments | 217,812 | 0.6 | 101,489 | 0.3 |
| Total investments | $36,914,802 | 100.0% | $34,941,080 | 100.0% |

Included in the preceding table are $3.0 billion and $3.0 billion of fixed maturities and $118.9 million and $85.8 million of short-term investments classified as trading securities as of December 31, 2012 and 2011, respectively. The trading portfolio includes invested assets of $3.0 billion and $2.9 billion as of December 31, 2012 and 2011, respectively, held pursuant to modified coinsurance ("Modco") arrangements under which the economic risks and benefits of the investments are passed to third party reinsurers. Also included above, are $300.0 million of securities classified as held-to-maturity as of December 31, 2012. The Company held no held-to-maturity securities as of December 31, 2011.

**Fixed Maturity Investments**

As of December 31, 2012, our fixed maturity investment holdings were approximately $30.1 billion. The approximate percentage distribution of our fixed maturity investments by quality rating is as follows:

| Rating | As of December 31, 2012 | 2011 |
|---|---|---|
| AAA | 14.6% | 16.5% |
| AA | 7.2 | 8.0 |
| A | 30.8 | 27.5 |
| BBB | 39.7 | 41.0 |
| Below investment grade | 6.7 | 7.0 |
| Not rated | 1.0 | — |
| | 100.0% | 100.0% |

We use various Nationally Recognized Statistical Rating Organizations' ("NRSRO") ratings when classifying securities by quality ratings. When the various NRSRO ratings are not consistent for a security, we use the second-highest convention in assigning the rating. When there are no such published ratings, we assign a rating based on the statutory accounting rating system if such ratings are available.

We do not have material exposure to financial guarantee insurance companies with respect to our investment portfolio. As of December 31, 2012, based upon amortized cost, $38.0 million of our securities were guaranteed either directly or indirectly by third parties out of a total of $27.0 billion fixed maturity securities held by us (0.1% of total fixed maturity securities).

Changes in fair value for our available-for-sale portfolio, net of related DAC and VOBA, are charged or credited directly to shareowners' equity, net of tax. Declines in fair value that are other-than-temporary are recorded as realized losses in the consolidated statements of income, net of any applicable non-credit component of the loss, which is recorded as an adjustment to other comprehensive income (loss).

The distribution of our fixed maturity investments by type is as follows:

| Type | As of December 31, 2012 | 2011 |
|---|---|---|
| | (Dollars In Millions) | |
| Corporate bonds | $22,054.4 | $20,148.4 |
| Residential mortgage-backed securities | 2,197.1 | 2,656.1 |
| Commercial mortgage-backed securities | 1,040.9 | 741.8 |
| Other asset-backed securities | 1,133.0 | 971.0 |
| U.S. government-related securities | 1,475.8 | 1,771.5 |
| Other government-related securities | 164.2 | 137.9 |
| States, municipals, and political subdivisions | 1,722.6 | 1,556.8 |
| Other | 300.0 | — |
| Total fixed income portfolio | $30,088.0 | $27,983.5 |

Within our fixed maturity investments, we maintain portfolios classified as "available-for-sale", "trading", and "held-to-maturity". We purchase our available-for-sale investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, we may sell any of our available-for-sale and trading investments to maintain proper matching of assets and liabilities. Accordingly, we classified $26.8 billion, or 89.0%, of our fixed maturities as "available-for-sale" as of December 31, 2012. These securities are carried at fair value on our consolidated balance sheets.

Fixed maturities that we have both the positive intent and ability to hold to maturity are classified as "held-to-maturity". We classified $300.0 million, or 1.0% of our fixed maturities as "held-to-maturity" as of December 31, 2012. These securities are carried at amortized cost on our consolidated balance sheets.

Trading securities are carried at fair value and changes in fair value are recorded on the income statement as they occur. Our trading portfolio accounts for $3.0 billion, or 10.0%, of our fixed maturities and $118.9 million of short-term investments as of December 31, 2012. Changes in fair value on the trading portfolio, including gains and losses from sales, are passed to the reinsurers through the contractual terms of the reinsurance arrangements. Partially offsetting these amounts are corresponding changes in the fair value of the embedded derivative associated with the underlying reinsurance arrangement. The total Modco trading portfolio fixed maturities by rating is as follows:

| Rating | As of December 31, 2012 | As of December 31, 2011 |
| --- | --- | --- |
| | (Dollars In Thousands) | |
| AAA | $ 559,374 | $ 845,498 |
| AA | 239,834 | 267,450 |
| A | 801,562 | 702,889 |
| BBB | 1,038,873 | 909,296 |
| Below investment grade | 353,089 | 211,672 |
| Total Modco trading fixed maturities | $2,992,732 | $2,936,805 |

A portion of our bond portfolio is invested in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). ABS are securities that are backed by a pool of assets. These holdings as of December 31, 2012, were approximately $4.4 billion. Mortgage-backed securities ("MBS") are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and diminish with increases in interest rates.

***Residential mortgage-backed securities***—As of December 31, 2012, our RMBS portfolio was approximately $2.2 billion. Sequential securities receive payments in order until each class is paid off. Planned amortization class securities ("PACs") pay down according to a schedule. Pass through securities receive principal as principal of the underlying mortgages is received.

The tables below include a breakdown of these holdings by type and rating as of December 31, 2012.

| Type | Percentage of Residential Mortgage-Backed Securities |
|---|---|
| Sequential | 23.7% |
| PAC | 42.4 |
| Pass Through | 7.0 |
| Other | 26.9 |
| | 100.0% |

| Rating | Percentage of Residential Mortgage-Backed Securities |
|---|---|
| AAA | 55.8% |
| AA | 0.6 |
| A | 1.5 |
| BBB | 1.3 |
| Below investment grade | 40.8 |
| | 100.0% |

*Alt-A Collateralized Holdings*

As of December 31, 2012, we held securities with a fair value of $443.6 million, or 1.2% of invested assets, supported by collateral classified as Alt-A. As of December 31, 2011, we held securities with a fair value of $354.8 million supported by collateral classified as Alt-A. We included in this classification certain whole loan securities where such securities had underlying mortgages with a high level of limited loan documentation. As of December 31, 2012, these securities had a fair value of $140.3 million and an unrealized gain of $20.1 million.

The following table includes the percentage of our collateral classified as Alt-A, grouped by rating category, as of December 31, 2012:

| Rating | Percentage of Alt-A Securities |
|---|---|
| A | 0.2% |
| Below investment grade | 99.8 |
| | 100.0% |

The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by Alt-A mortgage loans by rating as of December 31, 2012:

**Alt-A Collateralized Holdings**

| | Estimated Fair Value of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| A | $ 0.9 | $— | $— | $— | $— | $ 0.9 |
| Below investment grade | 442.7 | — | — | — | — | 442.7 |
| Total mortgage-backed securities collateralized by Alt-A mortgage loans | $443.6 | $— | $— | $— | $— | $443.6 |

| | Estimated Unrealized Gain (Loss) of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| A | $ — | $— | $— | $— | $— | $ — |
| Below investment grade | 18.3 | — | — | — | — | 18.3 |
| Total mortgage-backed securities collateralized by Alt-A mortgage loans | $18.3 | $— | $— | $— | $— | $18.3 |

*Sub-prime Collateralized Holdings*

As of December 31, 2012, we held securities with a total fair value of $2.7 million that were supported by collateral classified as sub-prime. As of December 31, 2011, we held securities with a fair value of $0.1 million that were supported by collateral classified as sub-prime.

*Prime Collateralized Holdings*

As of December 31, 2012, we had RMBS collateralized by prime mortgage loans (including agency mortgages) with a total fair value of $1.8 billion, or 4.7%, of total invested assets. As of December 31, 2011, we held securities with a fair value of $2.3 billion of RMBS collateralized by prime mortgage loans (including agency mortgages).

The following table includes the percentage of our collateral classified as prime, grouped by rating category, as of December 31, 2012:

| Rating | Percentage of Prime Securities |
|---|---|
| AAA | 70.0% |
| AA | 0.7 |
| A | 1.8 |
| BBB | 1.6 |
| Below investment grade | 25.9 |
| | 100.0% |

The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by prime mortgage loans (including agency mortgages) by rating as of December 31, 2012:

**Prime Collateralized Holdings**

| Rating | Estimated Fair Value of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $428.0 | $83.4 | $356.7 | $358.3 | $— | $1,226.4 |
| AA | 12.5 | — | — | — | — | 12.5 |
| A | 32.4 | — | — | — | — | 32.4 |
| BBB | 28.7 | — | — | — | — | 28.7 |
| Below investment grade | 450.9 | — | — | — | — | 450.9 |
| Total mortgage-backed securities collateralized by prime mortgage loans | $952.5 | $83.4 | $356.7 | $358.3 | $— | $1,750.9 |

| Rating | Estimated Unrealized Gain (Loss) of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $26.3 | $9.1 | $23.5 | $26.3 | $— | $85.2 |
| AA | — | — | — | — | — | — |
| A | 0.9 | — | — | — | — | 0.9 |
| BBB | 1.3 | — | — | — | — | 1.3 |
| Below investment grade | 12.3 | — | — | — | — | 12.3 |
| Total mortgage-backed securities collateralized by prime mortgage loans | $40.8 | $9.1 | $23.5 | $26.3 | $— | $99.7 |

***Commercial mortgage-backed securities***—Our CMBS portfolio consists of commercial mortgage-backed securities issued in securitization transactions. As of December 31, 2012, the CMBS holdings were approximately $1.0 billion. As of December 31, 2011, the CMBS holdings were approximately $741.8 million.

The following table includes the percentages of our CMBS holdings, grouped by rating category, as of December 31, 2012:

| Rating | Percentage of Commercial Mortgage-Backed Securities |
|---|---|
| AAA | 68.9% |
| AA | 11.4 |
| A | 18.1 |
| BBB | 1.6 |
| | 100.0% |

The following tables categorize the estimated fair value and unrealized gain/(loss) of our CMBS as of December 31, 2012:

**Commercial Mortgage-Backed Securities**

| | Estimated Fair Value of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $113.8 | $— | $ 86.5 | $244.1 | $272.8 | $ 717.2 |
| AA | — | — | 34.2 | 39.4 | 44.5 | 118.1 |
| A | 47.2 | 2.2 | 35.5 | 88.2 | 14.9 | 188.0 |
| BBB | 17.6 | — | — | — | — | 17.6 |
| Total commercial mortgage-backed securities | $178.6 | $2.2 | $156.2 | $371.7 | $332.2 | $1,040.9 |

| | Estimated Unrealized Gain (Loss) of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $3.5 | $— | $10.9 | $32.1 | $13.4 | $59.9 |
| AA | — | — | 3.0 | 4.4 | 0.4 | 7.8 |
| A | 2.8 | — | 2.9 | 4.7 | 0.5 | 10.9 |
| BBB | 0.7 | — | — | — | — | 0.7 |
| Total commercial mortgage-backed securities | $7.0 | $— | $16.8 | $41.2 | $14.3 | $79.3 |

***Other asset-backed securities***—Other asset-backed securities pay down based on cash flow received from the underlying pool of assets, such as receivables on auto loans, student loans, credit cards, etc. As of December 31, 2012, these holdings were approximately $1.1 billion. As of December 31, 2011, these holdings were approximately $971.0 million.

The following table includes the percentages of our other asset-backed holdings, grouped by rating category, as of December 31, 2012:

| Rating | Percentage of Other Asset-Backed Securities |
|---|---|
| AAA | 57.6% |
| AA | 15.2 |
| A | 15.8 |
| BBB | 0.2 |
| Below investment grade | 11.2 |
| | 100.0% |

The following tables categorize the estimated fair value and unrealized gain/(loss) of our asset-backed securities as of December 31, 2012:

**Other Asset-Backed Securities**

| | Estimated Fair Value of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $554.6 | $4.6 | $32.1 | $ 26.3 | $ 35.1 | $ 652.7 |
| AA | 165.5 | — | — | — | 6.7 | 172.2 |
| A | 31.6 | — | — | 75.5 | 71.7 | 178.8 |
| BBB | 2.4 | — | — | — | — | 2.4 |
| Below investment grade | 126.9 | — | — | — | — | 126.9 |
| Total other asset-backed securities | $881.0 | $4.6 | $32.1 | $101.8 | $113.5 | $1,133.0 |

| | Estimated Unrealized Gain (Loss) of Security by Year of Security Origination | | | | | |
|---|---|---|---|---|---|---|
| Rating | 2008 and Prior | 2009 | 2010 | 2011 | 2012 | Total |
| | (Dollars In Millions) | | | | | |
| AAA | $(24.4) | $— | $0.1 | $0.4 | $0.6 | $(23.3) |
| AA | (14.3) | — | — | — | 0.3 | (14.0) |
| A | 1.5 | — | — | 6.5 | 1.4 | 9.4 |
| BBB | — | — | — | — | — | — |
| Below investment grade | 1.0 | — | — | — | — | 1.0 |
| Total other asset-backed securities | $(36.2) | $— | $0.1 | $6.9 | $2.3 | $(26.9) |

We obtained ratings of our fixed maturities from Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), and/or Fitch Ratings ("Fitch"). If a fixed maturity is not rated by Moody's, S&P, or Fitch, we use ratings from the National Association of Insurance Commissioners ("NAIC"), or we rate the fixed maturity based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. As of December 31, 2012, over 98.0% of our fixed maturities were rated by Moody's, S&P, Fitch, and/or the NAIC.

The industry segment composition of our fixed maturity securities is presented in the following table:

| | As of December 31, 2012 | % Fair Value | As of December 31, 2011 | % Fair Value |
|---|---|---|---|---|
| | (Dollars In Thousands) | | | |
| Banking | $ 2,316,051 | 7.7% | $ 2,283,065 | 8.2% |
| Other finance | 346,563 | 1.2 | 247,963 | 0.9 |
| Electric | 3,782,966 | 12.6 | 3,728,692 | 13.3 |
| Natural gas | 2,203,779 | 7.3 | 2,266,793 | 8.1 |
| Insurance | 2,541,614 | 8.4 | 2,129,102 | 7.6 |
| Energy | 1,821,451 | 6.1 | 1,724,043 | 6.2 |
| Communications | 1,260,773 | 4.2 | 1,239,770 | 4.4 |
| Basic industrial | 1,293,037 | 4.3 | 1,198,172 | 4.3 |
| Consumer noncyclical | 1,738,686 | 5.8 | 1,324,561 | 4.7 |
| Consumer cyclical | 942,465 | 3.1 | 739,775 | 2.6 |
| Finance companies | 246,114 | 0.8 | 220,511 | 0.8 |
| Capital goods | 1,066,972 | 3.5 | 935,494 | 3.3 |
| Transportation | 670,477 | 2.2 | 622,795 | 2.2 |
| Other industrial | 236,002 | 0.8 | 175,700 | 0.6 |
| Brokerage | 588,307 | 2.0 | 520,892 | 1.9 |
| Technology | 845,282 | 2.8 | 678,869 | 2.4 |
| Real estate | 119,020 | 0.4 | 83,208 | 0.3 |
| Other utility | 34,779 | 0.1 | 28,974 | 0.1 |
| Commercial mortgage-backed securities | 1,040,896 | 3.5 | 741,807 | 2.7 |
| Other asset-backed securities | 1,132,943 | 3.8 | 970,957 | 3.5 |
| Residential mortgage-backed non-agency securities | 987,035 | 3.3 | 1,220,958 | 4.4 |
| Residential mortgage-backed agency securities | 1,210,098 | 4.0 | 1,435,134 | 5.1 |
| U.S. government-related securities | 1,475,816 | 4.9 | 1,771,535 | 6.3 |
| Other government-related securities | 164,222 | 0.5 | 137,862 | 0.5 |
| State, municipals, and political divisions | 1,722,611 | 5.7 | 1,556,814 | 5.6 |
| Other | 300,000 | 1.0 | — | — |
| Total | $30,087,959 | 100.0% | $27,983,446 | 100.0% |

Our investments classified as available-for-sale and trading in debt and equity securities are reported at fair value. Our investments classified as held-to-maturity are reported at amortized cost. As of December 31, 2012, our fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $30.1 billion, which was 13.2% above amortized cost of $26.6 billion. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

Market values for private, non-traded securities are determined as follows: 1) we obtain estimates from independent pricing services and 2) we estimate market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. We analyze the independent pricing services valuation methodologies and related inputs, including an assessment of the observability of market inputs. Upon obtaining this information related to market value, management makes a determination as to the appropriate valuation amount.

**Mortgage Loans**

We invest a portion of our investment portfolio in commercial mortgage loans. As of December 31, 2012, our mortgage loan holdings were approximately $5.0 billion. We have specialized in making loans on credit-oriented commercial properties, credit-anchored strip shopping centers, and apartments. Our underwriting procedures relative to our commercial loan portfolio are based, in our view, on a conservative and disciplined approach. We concentrate on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). We believe these asset types tend to weather economic downturns better than other commercial asset classes in which we have chosen not to participate. We believe this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout our history.

Our commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income.

We record mortgage loans net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that have indicators of potential impairment based on current information and events. As of December 31, 2012 and 2011, our allowance for mortgage loan credit losses was $2.9 million and $6.5 million, respectively. While our mortgage loans do not have quoted market values, as of December 31, 2012, we estimated the fair value of our mortgage loans to be $5.7 billion (using discounted cash flows from the next call date), which was approximately 14% greater than the amortized cost, less any related loan loss reserve.

At the time of origination, our mortgage lending criteria targets that the loan-to-value ratio on each mortgage is 75% or less. We target projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) of 70% of the property's projected operating expenses and debt service.

We also offer a type of commercial mortgage loan under which we will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2012 and 2011, approximately $817.3 million and $876.8 million, respectively, of our mortgage loans had this participation feature. Cash flows received as a result of this participation feature are recorded as interest income. Exceptions to these loan-to-value measures may be made if we believe the mortgage has an acceptable risk profile.

Certain of our mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $224.8 million will be due in 2013, $1.3 billion in 2014 through 2018, $599.0 million in 2019 through 2023, and $179.6 million thereafter.

As of December 31, 2012, approximately $23.9 million, or 0.06%, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2012, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings under Topic 310 of the FASB ASC. These transactions generally included acceptance of assets in satisfaction of principal or foreclosure on collateral property, and were the result of agreements between the creditor and the debtor or imposition of law. For all mortgage loans, the impact of troubled debt restructurings is reflected in our investment balance and in the allowance for mortgage loan credit losses. Transactions accounted for as troubled debt restructurings during the year ended December 31, 2012 resulted in a reduction of $7.8 million in our investment in mortgage loans, net of existing allowances for mortgage loan losses. None of these loans remained on our balance sheets as of December 31, 2012. Our mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those subject to a contractual pooling and servicing agreement.

As of December 31, 2012, $12.6 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. In addition, we foreclosed on certain nonperforming loans and converted them to $4.2 million of real estate properties during the year ended December 31, 2012.

As of December 31, 2012, $6.9 million of loans subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the year ended December 31, 2012. In addition, we foreclosed on certain nonperforming loans and recognized a loss of $0.3 million upon the sale of real estate properties during the year ended December 31, 2012.

We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities.

It is our policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status.

**Securities Lending**

In prior periods, we participated in securities lending, primarily as an enhancement to our investment yield. During the second quarter of 2011, we discontinued this program. Certain collateral assets, which we previously intended to dispose of and on which we recorded an other-than-temporary impairment of $1.3 million, were instead retained by us and are included in our fixed maturities as of December 31, 2012, with a balance of $3.7 million. We currently do not have any intent to sell these securities, and do not anticipate being required to sell them.

### Risk Management and Impairment Review

We monitor the overall credit quality of our portfolio within established guidelines. The following table includes our available-for-sale fixed maturities by credit rating as of December 31, 2012:

| Rating | Fair Value | Percent of Fair Value |
|---|---|---|
| | (Dollars In Thousands) | |
| AAA | $ 3,846,506 | 14.4% |
| AA | 1,913,076 | 7.1 |
| A | 8,459,781 | 31.6 |
| BBB | 10,903,582 | 40.7 |
| Investment grade | 25,122,945 | 93.8 |
| BB | 761,436 | 2.8 |
| B | 137,093 | 0.5 |
| CCC or lower | 759,177 | 2.9 |
| Below investment grade | 1,657,706 | 6.2 |
| Total | $26,780,651 | 100.0% |

Not included in the table above are $2.6 billion of investment grade and $367.1 million of below investment grade fixed maturities classified as trading securities and $300.0 million of fixed maturities classified as held-to-maturity.

Limiting bond exposure to any creditor group is another way we manage credit risk. We held no credit default swaps on the positions listed below as of December 31, 2012. The following table includes securities held in our Modco portfolio and summarizes our ten largest maturity exposures to an individual creditor group as of December 31, 2012:

| Creditor | Fair Value of | | |
|---|---|---|---|
| | Funded Securities | Unfunded Exposures | Total Fair Value |
| | (Dollars In Millions) | | |
| Duke Enegry Corp | $213.5 | $ — | $213.5 |
| Comcast Corp. | 194.8 | — | 194.8 |
| Nextera Energy Inc. | 182.4 | — | 182.4 |
| Exelon Corp. | 179.7 | — | 179.7 |
| Berkshire Hathaway Inc. | 173.3 | — | 173.3 |
| General Electric | 165.7 | — | 165.7 |
| Verizon Communications Inc. | 160.2 | — | 160.2 |
| JP Morgan Chase | 144.2 | 14.0 | 158.2 |
| Rio Tinto PLC | 158.0 | — | 158.0 |
| Morgan Stanley | 150.9 | 0.6 | 151.5 |

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. We review our positions on a monthly basis for possible credit concerns and review our current exposure, credit enhancement, and delinquency experience.

Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Since it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows, including RMBS, CMBS, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), GAAP requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the expected cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

Securities in an unrealized loss position are reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. We consider a number of factors in determining whether the impairment is other-than-temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of our intent to sell the security (including a more likely than not assessment of whether we will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security-by-security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, along with an analysis regarding our expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Based on our analysis, for the year ended December 31, 2012, we concluded that approximately $58.9 million of investment securities in an unrealized loss position was other-than-temporarily impaired, due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized a $7.3 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded for the year ended December 31, 2012.

There are certain risks and uncertainties associated with determining whether declines in market values are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud, and legislative actions. We continuously monitor these factors as they relate to the investment portfolio in determining the status of each investment.

We have deposits with certain financial institutions which exceed federally insured limits. We have reviewed the creditworthiness of these financial institutions and believe there is minimal risk of a material loss.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets.

The chart shown below includes our non-sovereign fair value exposures in these countries as of December 31, 2012. As December 31, 2012, we had no unfunded exposure and had no direct sovereign fair value exposure.

| Financial Instrument and Country | Non-sovereign Debt | | Total Gross Funded Exposure |
|---|---|---|---|
| | Financial | Non-financial | |
| | (Dollars In Millions) | | |
| **Securities:** | | | |
| United Kingdom | $ 385.7 | $ 402.5 | $ 788.2 |
| Switzerland | 154.9 | 207.8 | 362.7 |
| France | 69.7 | 100.0 | 169.7 |
| Sweden | 152.2 | 5.0 | 157.2 |
| Netherlands | 163.7 | 89.5 | 253.2 |
| Spain | 38.3 | 97.8 | 136.1 |
| Belgium | — | 90.9 | 90.9 |
| Germany | 26.9 | 59.1 | 86.0 |
| Ireland | 6.0 | 85.0 | 91.0 |
| Luxembourg | — | 53.9 | 53.9 |
| Italy | — | 48.5 | 48.5 |
| Norway | — | 14.3 | 14.3 |
| Total securities | 997.4 | 1,254.3 | 2,251.7 |
| **Derivatives:** | | | |
| Germany | 22.2 | — | 22.2 |
| Switzerland | 3.5 | — | 3.5 |
| Total derivatives | 25.7 | — | 25.7 |
| **Total securities** | $1,023.1 | $1,254.3 | $2,277.4 |

**Realized Gains and Losses**

The following table sets forth realized investment gains and losses for the periods shown:

| | For The Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (Dollars In Thousands) | | | | |
| Fixed maturity gains—sales | $ 73,074 | $ 95,567 | $ 91,693 | (22,493) | 3,874 |
| Fixed maturity losses—sales | (5,348) | (15,387) | (41,637) | 10,039 | 26,250 |
| Equity gains—sales | 206 | 9,194 | 6,491 | (8,988) | 2,703 |
| Equity losses—sales | (251) | — | (3) | (251) | 3 |
| Impairments on fixed maturity securities | (58,886) | (47,442) | (39,696) | (11,444) | (7,746) |
| Impairments on equity securities | — | — | (1,814) | — | 1,814 |
| Modco trading portfolio | 177,986 | 164,224 | 109,399 | 13,762 | 54,825 |
| Other | (14,632) | (18,683) | (11,577) | 4,051 | (7,106) |
| Total realized gains (losses)—investments | $ 172,149 | $ 187,473 | $ 112,856 | (15,324) | 74,617 |
| Derivatives related to variable annuity contracts: | | | | | |
| Interest rate futures—VA | $ 21,138 | $ 164,221 | $ (11,778) | (143,083) | 175,999 |
| Equity futures—VA | (50,797) | (30,061) | (42,258) | (20,736) | 12,197 |
| Currency futures—VA | (2,763) | 2,977 | — | (5,740) | 2,977 |
| Volatility futures—VA | (132) | — | — | (132) | — |
| Volatility swaps—VA | (11,792) | (239) | (2,433) | (11,553) | 2,194 |
| Equity options—VA | (37,370) | (15,051) | (1,824) | (22,319) | (13,227) |
| Interest rate swaptions—VA | (2,260) | — | — | (2,260) | — |
| Interest rate swaps—VA | 3,264 | 7,718 | — | (4,454) | 7,718 |
| Credit default swaps—VA | — | (7,851) | — | 7,851 | (7,851) |
| Embedded derivative—GMWB | (22,120) | (127,537) | (5,728) | 105,417 | (121,809) |
| Total derivatives related to variable annuity contracts | (102,832) | (5,823) | (64,021) | (97,009) | 58,198 |
| Embedded derivative—Modco reinsurance treaties | (132,816) | (134,340) | (67,989) | 1,524 | (66,351) |
| Interest rate swaps | (87) | (11,264) | (8,427) | 11,177 | (2,837) |
| Interest rate caps | (2,666) | (2,801) | — | 135 | (2,801) |
| Credit default swaps | — | (548) | 1,389 | 548 | (1,937) |
| Other derivatives | (79) | (475) | 799 | 396 | (1,274) |
| Total realized gains (losses)—derivatives | $(238,480) | $(155,251) | $(138,249) | (83,229) | (17,002) |

Realized gains and losses on investments reflect portfolio management activities designed to maintain proper matching of assets and liabilities and to enhance long-term investment portfolio performance. The change in net realized investment gains (losses), excluding impairments and Modco trading portfolio activity during the year ended December 31, 2012, primarily reflects the normal operation of our asset/liability program within the context of the changing interest rate and spread environment, as well as tax planning strategies designed to utilize capital loss carryforwards.

From time to time, we are required to post and obligated to return collateral related to derivative transactions. As of December 31, 2012, we had posted cash and securities (at fair value) as collateral of approximately $34.8 million and $54.9 million, respectively. As of December 31, 2012, we received $11.6 million of cash as collateral. We do not net the collateral posted or received with the fair value of the derivative financial instruments for reporting purposes.

Realized losses are comprised of both write-downs of other-than-temporary impairments and actual sales of investments. For the year ended December 31, 2012, we recognized pre-tax other-than-temporary impairments of $58.9 million due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $7.3 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded. For the year ended December 31, 2011, we recognized pre-tax other-than-temporary impairments of $47.4 million. These other-than-temporary impairments resulted from our analysis of circumstances and our belief that credit events, loss severity, changes in credit enhancement, and/or other adverse conditions of the respective issuers have caused, or will lead to, a deficiency in the contractual cash flows related to these investments. These other-than-temporary impairments, net of Modco recoveries, are presented in the chart below:

| | For The Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Millions) | |
| Alt-A MBS | $ 9.2 | $17.9 |
| Other MBS | 17.0 | 15.1 |
| Corporate bonds | 32.7 | 12.4 |
| Sub-prime bonds | — | 2.0 |
| Total | $58.9 | $47.4 |

As previously discussed, management considers several factors when determining other-than-temporary impairments. Although we purchase securities with the intent to hold them until maturity, we may change our position as a result of a change in circumstances. Any such decision is consistent with our classification of all but a specific portion of our investment portfolio as available-for-sale. For the year ended December 31, 2012, we sold securities in an unrealized loss position with a fair value of $38.0 million. For such securities, the proceeds, realized loss, and total time period that the security had been in an unrealized loss position are presented in the table below:

| | Proceeds | % Proceeds | Realized Loss | % Realized Loss |
|---|---|---|---|---|
| | (Dollars In Thousands) | | | |
| <= 90 days | $23,002 | 60.6% | $(1,713) | 30.6% |
| >90 days but <= 180 days | 4,230 | 11.1 | (852) | 15.2 |
| >180 days but <= 270 days | 820 | 2.2 | (153) | 2.7 |
| >270 days but <= 1 year | 906 | 2.4 | (167) | 3.0 |
| >1 year | 8,992 | 23.7 | (2,714) | 48.5 |
| Total | $37,950 | 100.0% | $(5,599) | 100.0% |

For the year ended December 31, 2012, we sold securities in an unrealized loss position with a fair value (proceeds) of $38.0 million. The loss realized on the sale of these securities was $5.6 million. The $5.6 million loss recognized on available-for-sale securities for the year ended December 31, 2012, includes an $1.9 million loss on the sale of BNP Paribas and $1.1 loss on the sale of Credit Suisse. We made the decision to exit these holdings in order to reduce our European financial exposure.

For the year ended December 31, 2012, we sold securities in an unrealized gain position with a fair value of $1.6 billion. The gain realized on the sale of these securities was $73.3 million.

The $14.6 million of other realized losses recognized for the year ended December 31, 2012, consists of the decrease in the mortgage loan reserves of $3.6 million, mortgage loan losses of $18.5 million, real estate gains of $0.1 million, and partnership gains of $0.2 million.

For the year ended December 31, 2012, net gains of $178.0 million primarily related to changes in fair value on our Modco trading portfolios were included in realized gains and losses. Of this amount, approximately $32.3 million of gains were realized through the sale of certain securities, which will be reimbursed to our reinsurance partners over time through the reinsurance settlement process for this block of business. The Modco embedded derivative associated with the trading portfolios had realized pre-tax losses of $132.8 million during the year ended December 31, 2012. These losses were primarily the result of credit spreads tightening and a continued decline in treasury yields.

Realized investment gains and losses related to derivatives represent changes in their fair value during the period and termination gains/(losses) on those derivatives that were closed during the period.

We use equity, interest rate, currency, and volatility futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $50.8 million, interest rate futures resulted in pre-tax gains of $21.1 million, currency futures resulted in net pre-tax losses of $2.8 million, and volatility futures resulted in net pre-tax losses of $0.1 million for the year ended December 31, 2012, respectively.

We also use equity options and volatility swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $37.4 million and the volatility swaps resulted in a net pre-tax loss of $11.8 million, respectively, for year ended December 31, 2012.

We use interest rate swaps and interest rate swaptions to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. The interest rate swaps resulted in net pre-tax gains of $3.3 million and interest rate swaptions resulted in a net pre-tax loss of $2.3 million for year ended December 31, 2012.

The GMWB rider embedded derivative on variable deferred annuities, with the GMWB rider, had net realized losses of $22.1 million for the year ended December 31, 2012.

We use certain interest rate swaps to mitigate the price volatility of fixed maturities. These positions resulted in net pre-tax losses of $0.1 million for the year ended December 31, 2012. The pre-tax losses were primarily the result of $0.7 million in realized losses due to interest settlements and $0.6 million in unrealized gains during the year ended December 31, 2012.

We purchased interest rate caps during 2011, to mitigate our credit risk with respect to our LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.7 million for the year ended December 31, 2012.

We also use various swaps and other types of derivatives to mitigate risk related to other exposures. These contracts generated net pre-tax losses of $0.1 million for the year ended December 31, 2012.

**Unrealized Gains and Losses—Available-for-Sale Securities**

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2012, the balance sheet date. Information about unrealized gains and losses is subject to rapidly changing conditions, including volatility of financial markets and changes in interest rates. Management considers a number of factors in determining if an unrealized loss is other-than-temporary, including the expected cash to be collected and the intent, likelihood, and/or ability to hold the security until recovery. Consistent with our long-standing practice, we do not utilize a "bright line test" to determine other-than-temporary impairments. On a quarterly basis, we perform an analysis on every security with an unrealized loss to determine if an other-than-temporary impairment has occurred. This analysis includes reviewing several metrics including collateral, expected cash flows, ratings, and liquidity. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain/(loss) position of the portfolio. We had an overall net unrealized gain of $3.1 billion, prior to tax and DAC offsets, as of December 31, 2012, and an overall net unrealized gain of $1.8 billion as of December 31, 2011.

For fixed maturity and equity securities held that are in an unrealized loss position as of December 31, 2012, the fair value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position are presented in the table below:

| | Fair Value | % Fair Value | Amortized Cost | % Amortized Cost | Unrealized Loss | % Unrealized Loss |
|---|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | | |
| <= 90 days | $1,030,519 | 43.4% | $1,062,255 | 42.3% | $ (31,736) | 22.5% |
| >90 days but <= 180 days | 77,605 | 3.3 | 85,726 | 3.4 | (8,121) | 5.8 |
| >180 days but <= 270 days | 27,229 | 1.1 | 28,191 | 1.1 | (962) | 0.7 |
| >270 days but <= 1 year | 442,887 | 18.7 | 470,166 | 18.6 | (27,279) | 19.4 |
| >1 year but <= 2 years | 159,103 | 6.7 | 170,128 | 6.8 | (11,025) | 7.8 |
| >2 years but <= 3 years | 57,578 | 2.4 | 61,809 | 2.5 | (4,231) | 3.0 |
| >3 years but <= 4 years | 5,673 | 0.2 | 7,179 | 0.3 | (1,506) | 1.1 |
| >4 years but <= 5 years | 164,753 | 6.9 | 178,112 | 7.1 | (13,359) | 9.5 |
| >5 years | 407,514 | 17.3 | 450,075 | 17.9 | (42,561) | 30.2 |
| Total | $2,372,861 | 100.0% | $2,513,641 | 100.0% | $(140,780) | 100.0% |

The majority of the unrealized loss as of December 31, 2012 for both investment grade and below investment grade securities is attributable to a widening in credit and mortgage spreads for certain securities. The negative impact of spread levels for certain securities was partially offset by lower treasury yield levels and the associated positive effect on security prices. Spread levels have improved since December 31, 2011. However, certain types of securities, including tranches of RMBS and ABS, continue to be priced at a level which has caused the unrealized losses noted above. We believe spread levels on these RMBS and ABS are largely due to uncertainties regarding future performance of the underlying mortgage loans and/or assets.

As of December 31, 2012, the Barclays Investment Grade Index was priced at 128.5 bps versus a 10 year average of 164.8 bps. Similarly, the Barclays High Yield Index was priced at 539.2 bps versus a 10 year average of 617.3 bps. As of December 31, 2012, the five, ten, and thirty-year U.S. Treasury obligations were trading at levels of 0.724%, 1.758%, and 2.950%, as compared to 10 year averages of 2.871%, 3.659%, and 5.562%, respectively.

As of December 31, 2012, 48.3% of the unrealized loss was associated with securities that were rated investment grade. We have examined the performance of the underlying collateral and cash flows and expect that our investments will continue to perform in accordance with their contractual terms. Factors such as credit enhancements within the deal structures and the underlying collateral performance/characteristics support the recoverability of the investments. Based on the factors discussed, we do not consider these unrealized loss positions to be other-than-temporary. However, from time to time, we may sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield enhancement, asset/liability management, and liquidity requirements.

Expectations that investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such an event may lead to adverse changes in the cash flows on our holdings of these types of securities. This could lead to potential future write-downs within our portfolio of mortgage-backed and asset-backed securities. Expectations that our investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process. Although we do not anticipate such events, it is reasonably possible that issuers of our investments in corporate securities will perform worse than current expectations. Such events may lead us to recognize potential future write-downs within our portfolio of corporate securities. It is also possible that such unanticipated events would lead us to dispose of those certain holdings and recognize the effects of any such market movements in our financial statements.

As of December 31, 2012, there were estimated gross unrealized losses of $16.5 million related to our mortgage-backed securities collateralized by Alt-A mortgage loans. Gross unrealized losses in our securities collateralized by Alt-A residential mortgage loans as of December 31, 2012, were primarily the result of continued widening spreads, representing marketplace uncertainty arising from higher defaults in Alt-A residential mortgage loans and rating agency downgrades of securities collateralized by Alt-A residential mortgage loans.

We have no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held as of December 31, 2012, is presented in the following table:

| | Fair Value | % Fair Value | Amortized Cost | % Amortized Cost | Unrealized Loss | % Unrealized Loss |
|---|---|---|---|---|---|---|
| | | | (Dollars In Thousands) | | | |
| Banking | $ 244,025 | 10.3% | $ 258,345 | 10.3% | $ (14,320) | 10.2% |
| Other finance | 4,472 | 0.2 | 5,186 | 0.2 | (714) | 0.5 |
| Electric | 138,028 | 5.8 | 147,290 | 5.9 | (9,262) | 6.6 |
| Natural gas | 88,154 | 3.7 | 93,973 | 3.7 | (5,819) | 4.1 |
| Insurance | 52,032 | 2.2 | 62,289 | 2.5 | (10,257) | 7.3 |
| Energy | 19,465 | 0.8 | 19,937 | 0.8 | (472) | 0.3 |
| Communications | 34,334 | 1.4 | 34,928 | 1.4 | (594) | 0.4 |
| Basic industrial | 106,419 | 4.5 | 110,895 | 4.4 | (4,476) | 3.2 |
| Consumer noncyclical | 188,249 | 7.9 | 191,990 | 7.6 | (3,741) | 2.7 |
| Consumer cyclical | 73,183 | 3.1 | 74,379 | 3.0 | (1,196) | 0.8 |
| Finance companies | 38,027 | 1.6 | 40,488 | 1.6 | (2,461) | 1.7 |
| Capital goods | 35,040 | 1.5 | 37,831 | 1.5 | (2,791) | 2.0 |
| Transportation | — | — | — | — | — | — |
| Other industrial | 34,617 | 1.5 | 34,951 | 1.4 | (334) | 0.2 |
| Brokerage | 9,500 | 0.4 | 10,034 | 0.4 | (534) | 0.4 |
| Technology | 132,116 | 5.6 | 133,592 | 5.3 | (1,476) | 1.0 |
| Real estate | 1,013 | — | 1,045 | — | (32) | — |
| Other utility | — | — | — | — | — | — |
| Commercial mortgage-backed securities | 50,601 | 2.1 | 51,199 | 2.0 | (598) | 0.4 |
| Other asset-backed securities | 721,781 | 30.4 | 783,205 | 31.2 | (61,424) | 43.9 |
| Residential mortgage-backed non-agency securities | 263,134 | 11.1 | 282,487 | 11.2 | (19,353) | 13.7 |
| Residential mortgage-backed agency securities | 4,388 | 0.2 | 4,410 | 0.2 | (22) | — |
| U.S. government-related securities | 107,802 | 4.5 | 108,397 | 4.3 | (595) | 0.4 |
| Other government-related securities | 14,955 | 0.6 | 15,000 | 0.6 | (45) | — |
| States, municipals, and political divisions | 11,526 | 0.6 | 11,790 | 0.5 | (264) | 0.2 |
| Total | $2,372,861 | 100.0% | $2,513,641 | 100.0% | $(140,780) | 100.0% |

The percentage of our unrealized loss positions, segregated by industry segment, is presented in the following table:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Banking | 10.2% | 28.2% |
| Other finance | 0.5 | 0.6 |
| Electric | 6.6 | 6.0 |
| Natural gas | 4.1 | 1.6 |
| Insurance | 7.3 | 7.9 |
| Energy | 0.3 | 1.2 |
| Communications | 0.4 | 2.0 |
| Basic industrial | 3.2 | 2.0 |
| Consumer noncyclical | 2.7 | 0.1 |
| Consumer cyclical | 0.8 | 1.8 |
| Finance companies | 1.7 | 1.9 |
| Capital goods | 2.0 | 2.0 |
| Transportation | — | — |
| Other industrial | 0.2 | 0.6 |
| Brokerage | 0.4 | 3.0 |
| Technology | 1.0 | 0.7 |
| Real estate | — | — |
| Other utility | — | — |
| Commercial mortgage-backed securities | 0.4 | 0.9 |
| Other asset-backed securities | 43.9 | 20.3 |
| Residential mortgage-backed non-agency securities | 13.7 | 19.1 |
| Residential mortgage-backed agency securities | — | 0.1 |
| U.S. government-related securities | 0.4 | — |
| Other government-related securities | — | — |
| States, municipals, and political divisions | 0.2 | — |
| Total | 100.0% | 100.0% |

The range of maturity dates for securities in an unrealized loss position as of December 31, 2012, varies, with 10.1% maturing in less than 5 years, 17.8% maturing between 5 and 10 years, and 72.1%

maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position as of December 31, 2012:

| S&P or Equivalent Designation | Fair Value | % Fair Value | Amortized Cost | % Amortized Cost | Unrealized Loss | % Unrealized Loss |
|---|---|---|---|---|---|---|
| | | | (Dollars In Thousands) | | | |
| AAA/AA/A | $1,215,635 | 51.2% | $1,272,639 | 50.6% | $ (57,004) | 40.5% |
| BBB | 449,302 | 18.9 | 460,259 | 18.3 | (10,957) | 7.8 |
| Investment grade | 1,664,937 | 70.1 | 1,732,898 | 68.9 | (67,961) | 48.3 |
| BB | 225,937 | 9.5 | 242,684 | 9.7 | (16,747) | 11.9 |
| B | 78,201 | 3.3 | 80,297 | 3.2 | (2,096) | 1.5 |
| CCC or lower | 403,786 | 17.1 | 457,762 | 18.2 | (53,976) | 38.3 |
| Below investment grade | 707,924 | 29.9 | 780,743 | 31.1 | (72,819) | 51.7 |
| Total | $2,372,861 | 100.0% | $2,513,641 | 100.0% | $(140,780) | 100.0% |

As of December 31, 2012, we held a total of 253 positions that were in an unrealized loss position. Included in that amount were 119 positions of below investment grade securities with a fair value of $707.9 million that were in an unrealized loss position. Total unrealized losses related to below investment grade securities were $72.8 million, of which $45.9 million had been in an unrealized loss position for more than twelve months. Below investment grade securities in an unrealized loss position were 1.9% of invested assets.

As of December 31, 2012, securities in an unrealized loss position that were rated as below investment grade represented 29.9% of the total fair value and 51.7% of the total unrealized loss. We have the ability and intent to hold these securities to maturity. After a review of each security and its expected cash flows, we believe the decline in market value to be temporary. As of December 31, 2012, total unrealized losses for all securities in an unrealized loss position for more than twelve months were $72.7 million. A widening of credit spreads is estimated to account for unrealized losses of $271.8 million, with changes in treasury rates offsetting this loss by an estimated $199.1 million.

The majority of our RMBS holdings as of December 31, 2012, were super senior or senior bonds in the capital structure. Our total non-agency portfolio has a weighted-average life of 3.04 years. The following table categorizes the weighted-average life for our non-agency portfolio, by category of material holdings, as of December 31, 2012:

| Non-agency portfolio | Weighted-Average Life |
|---|---|
| Prime | 2.19 |
| Alt-A | 4.63 |
| Sub-prime | 3.18 |

The following table includes the fair value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position for all below investment grade securities as of December 31, 2012:

| | Fair Value | % Fair Value | Amortized Cost | % Amortized Cost | Unrealized Loss | % Unrealized Loss |
|---|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | | |
| <= 90 days | $176,651 | 25.0% | $192,396 | 24.6% | $(15,745) | 21.6% |
| >90 days but <= 180 days | 11,233 | 1.6 | 17,349 | 2.2 | (6,116) | 8.4 |
| >180 days but <= 270 days | 18,144 | 2.6 | 18,801 | 2.4 | (657) | 0.9 |
| >270 days but <= 1 year | 36,839 | 5.2 | 41,245 | 5.3 | (4,406) | 6.1 |
| >1 year but <= 2 years | 78,703 | 11.1 | 86,180 | 11.0 | (7,477) | 10.3 |
| >2 years but <= 3 years | 21,753 | 3.1 | 23,251 | 3.0 | (1,498) | 2.1 |
| >3 years but <= 4 years | 5,645 | 0.8 | 7,106 | 0.9 | (1,461) | 2.0 |
| >4 years but <= 5 years | 83,920 | 11.9 | 90,657 | 11.6 | (6,737) | 9.3 |
| >5 years | 275,036 | 38.7 | 303,758 | 39.0 | (28,722) | 39.3 |
| Total | $707,924 | 100.0% | $780,743 | 100.0% | $(72,819) | 100.0% |

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

Liquidity refers to a company's ability to generate adequate amounts of cash to meet its needs. We meet our liquidity requirements primarily through positive cash flows from our operating subsidiaries. Primary sources of cash from the operating subsidiaries are premiums, deposits for policyholder accounts, investment sales and maturities, and investment income. Primary uses of cash for the operating subsidiaries include benefit payments, withdrawals from policyholder accounts, investment purchases, policy acquisition costs, and other operating expenses. We believe that we have sufficient liquidity to fund our cash needs under normal operating scenarios.

In the event of significant unanticipated cash requirements beyond our normal liquidity needs, we have additional sources of liquidity available depending on market conditions and the amount and timing of the liquidity need. These additional sources of liquidity include cash flows from operations, the sale of liquid assets, accessing our credit facility, and other sources described herein.

Our decision to sell investment assets could be impacted by accounting rules, including rules relating to the likelihood of a requirement to sell securities before recovery of our cost basis. Under stressful market and economic conditions, liquidity may broadly deteriorate which could negatively impact our ability to sell investment assets. If we require on short notice significant amounts of cash in excess of normal requirements, we may have difficulty selling investment assets in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

While we anticipate that the cash flows of our operating subsidiaries will be sufficient to meet our investment commitments and operating cash needs in a normal credit market environment, we recognize that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, we have established repurchase agreement programs for certain of our insurance subsidiaries to provide liquidity when needed. We expect that the rate received on our investments will equal or exceed our borrowing rate. Under this program, we may, from time to time, sell an investment security at a specific price and agree to repurchase that security at another specified price at a later date. The market value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities. As of December 31, 2012, the fair value of securities pledged under the repurchase program was $168.1 million and the repurchase obligation of $150.0 million was included in our consolidated balance sheets (at an average borrowing rate of 15 basis points). During 2012, the maximum balance outstanding at any one point in time related to these programs was $425.0 million. The average daily balance was $266.3 million (at an average borrowing rate of 14 basis points) during the year ended December 31, 2012. As of December 31, 2011, we had no outstanding balance related to such borrowings. During 2011, the maximum balance outstanding at any one point in time related to these programs was $348.2 million. The average daily balance was $147.7 million (at an average borrowing rate of 13 basis points) during the year ended December 31, 2011.

Additionally, we may, from time to time, sell short-duration stable value products to complement our cash management practices. Depending on market conditions, we may also use securitization transactions involving our commercial mortgage loans to increase liquidity for the operating subsidiaries.

**Credit Facility**

Under a revolving line of credit arrangement that was in effect until July 17, 2012 (the "Credit Facility"), we had the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million. We had the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrued interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that we were liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility was April 16, 2013. There was an outstanding balance of $160.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of July 17, 2012.

On July 17, 2012 we replaced the Credit Facility with a new credit facility ("2012 Credit Facility"). Under the 2012 Credit Facility, we have the ability to borrow on an unsecured basis up to an aggregate principal amount of $750 million. We have the right in certain circumstances to request that the commitment under the 2012 Credit Facility be increased up to a maximum principal amount of $1.0 billion. Balances outstanding under the 2012 Credit Facility accrue interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of our senior unsecured long-term debt ("Senior Debt"), or (ii) the sum of (A) a rate equal to the highest of (x) the Administrative Agent's prime rate, (y) 0.50% above the Federal Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of our Senior Debt. The 2012 Credit Facility also provides for a facility fee at a rate, currently 0.175%, that varies with the ratings of our Senior Debt and that is calculated on the aggregate amount of commitments under the 2012 Credit Facility, whether used or unused. The maturity date on the 2012 Credit Facility is July 17, 2017. We were not aware of any non-compliance with the financial debt covenants of the 2012 Credit Facility as of December 31, 2012. There was an outstanding balance of $50.0 million at an interest rate of LIBOR plus 1.20% under the 2012 Credit Facility as of December 31, 2012.

**Sources and Use of Cash**

Our primary sources of funding are dividends from our operating subsidiaries; revenues from investments, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These sources of cash support our general corporate needs including our common stock dividends and debt service. The states in which our insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay us dividends. These restrictions are based in part on the prior year's statutory income and/or surplus. Generally, these restrictions pose no short-term liquidity concerns. We plan to retain portions of the earnings of our insurance subsidiaries in those companies primarily to support their future growth.

We are a member of the FHLB of Cincinnati. FHLB advances provide an attractive funding source for short-term borrowing and for the sale of funding agreements. Membership in the FHLB requires that we purchase FHLB capital stock based on a minimum requirement and a percentage of the dollar amount of advances outstanding. Our borrowing capacity is determined by the following factors: 1) total advance capacity is limited to the lower of 50% of total assets or 100% of mortgage-related assets of Protective Life Insurance Company, our largest insurance subsidiary, 2) ownership of appropriate capital and activity stock to support continued membership in the FHLB and current and future advances, and 3) the availability of adequate eligible mortgage or treasury/agency collateral to back current and future advances.

We held $64.6 million of FHLB common stock as of December 31, 2012, which is included in equity securities. In addition, our obligations under the advances must be collateralized. We maintain control over any such pledged assets, including the right of substitution. As of December 31, 2012, we had $921.8 million of funding agreement-related advances and accrued interest outstanding under the FHLB program.

As of December 31, 2012, we reported approximately $644.6 million (fair value) of Auction Rate Securities ("ARS") in non-Modco portfolios. As of December 31, 2012, 100% of these ARS were rated Aaa/AA+. While the auction rate market has experienced liquidity constraints, we believe that based on our current liquidity position and our operating cash flows, any lack of liquidity in the ARS market will not have a material impact on our liquidity, financial condition, or cash flows.

All of the auction rate securities held, on a consolidated basis, in non-Modco portfolios as of December 31, 2012, were student loan-backed auction rate securities, for which the underlying collateral is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). As there is no active market for these auction rate securities, we use a valuation model, which incorporates, among other inputs, the contractual terms of each indenture and current valuation information from actively-traded asset-backed securities with comparable underlying assets (i.e. FFELP-backed student loans) and vintage.

We use an income approach valuation model to determine the fair value of our student loan-backed auction rate securities. Specifically, a discounted cash flow method is used. The expected yield on the auction rate securities is estimated for each coupon date, based on the contractual terms on each indenture. The estimated market yield is based on comparable securities with observable yields and an additional yield spread for illiquidity of auction rate securities in the current market.

The auction rate securities held in non-Modco portfolios are classified as a Level 2 or Level 3 valuation. An unrealized loss of $44.0 million and $42.7 million was recorded as of December 31, 2012 and December 31, 2011, respectively, and we have not recorded any other-than-temporary impairment because the underlying collateral for each of the auction rate securities is at least 97% guaranteed by the FFELP and there are subordinate tranches within each of these auction rate security issuances that would support the senior tranches in the event of default. In the event of a complete and total default by all underlying student loans, the principal shortfall, in excess of the 97% FFELP guarantee, would be absorbed by the subordinate tranches. Our credit exposure is to the FFELP guarantee, not the underlying student loans. At this time, we have no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, we do not intend to sell or expect to be required to sell the securities before recovering our amortized cost of these securities. Therefore, we believe that no other-than-temporary impairment has been experienced.

The liquidity requirements of our regulated insurance subsidiaries primarily relate to the liabilities associated with their various insurance and investment products, operating expenses, and income taxes. Liabilities arising from insurance and investment products include the payment of policyholder benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans, and obligations to redeem funding agreements.

Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits and expected surrenders, withdrawals, loans, and redemption obligations without forced sales of investments. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid investment grade fixed maturity securities to fund our expected operating expenses, surrenders, and withdrawals. As of December 31, 2012, our total cash and invested assets were $37.3 billion. The life insurance subsidiaries were committed as of December 31, 2012, to fund mortgage loans in the amount of $182.6 million.

Our positive cash flows from operations are used to fund an investment portfolio that provides for future benefit payments. We employ a formal asset/liability program to manage the cash flows of our investment portfolio relative to our long-term benefit obligations. Our insurance subsidiaries held approximately $486.4 million in cash and short-term investments as of December 31, 2012, and we held $63.8 million in cash available for general corporate purposes.

The following chart includes the cash flows provided by or used in operating, investing, and financing activities for the following periods:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Net cash provided by operating activities | $ 692,084 | $ 620,613 | $ 710,254 |
| Net cash used in investing activities | (549,910) | (791,436) | (597,927) |
| Net cash (used in) provided by financing activites | (40,671) | 173,696 | (53,227) |
| Total | $ 101,503 | $ 2,873 | $ 59,100 |

***For The Year Ended December 31, 2012 as compared to The Year Ended December 31, 2011***

***Net cash provided by operating activities***—Cash flows from operating activities are affected by the timing of premiums received, fees received, investment income, and expenses paid. Principal sources of cash include sales of our products and services. We typically generate positive cash flows from operating activities, as premiums and deposits collected from our insurance and investment products exceed benefit payments and redemptions, and we invest the excess. Accordingly, in analyzing our cash flows we focus on the change in the amount of cash available and used in investing activities.

***Net cash used in investing activities***—Changes in cash from investing activities primarily related to the activity in our investment portfolio.

***Net cash (used in) provided by financing activities***—Changes in cash from financing activities included $150.0 million inflows from repurchase program borrowings as compared to no borrowings for the year ended December 31, 2011 and $102.3 million outflows of investment product and universal life net activity, as compared to $439.4 million of inflows in the prior year. Net activity related to credit facility repayment of borrowings and subordinated debt issuance resulted in outflows of $104.2 million for the year ended December 31, 2012, as compared to net borrowings of $18.1 million for the year ended December 31, 2011, primarily due to the issuance of new subordinated debentures. See Capital Resources for additional information. Net issuances of non-recourse funding obligations equaled $178.2 million during the year ended December 31, 2012, as compared to repurchases of $124.6 million during 2011.

### Capital Resources

To give us flexibility in connection with future acquisitions and other funding needs, we have debt securities, preferred and common stock, and additional preferred securities of special purpose finance subsidiaries registered under the Securities Act of 1933 on a delayed (or shelf) basis. Additionally, the Company has access to the 2012 Credit Facility previously mentioned.

During the three month period ending June 30, 2012, the Company issued $287.5 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $103.1 million of Subordinated Debentures due 2031, $118.6 million of Subordinated Debentures due in 2032 and $75.0 million of Capital Securities due in 2066 at par value. The transaction resulted in an expense of $7.2 million related to the write off of deferred issue costs associated with the called Debentures.

During the three month period ending September 30, 2012, the Company issued $150 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $125.0 million of Capital Securities due in 2066 at par value and the remaining for general working capital purposes. The transaction resulted in an expense of $4.0 million related to the write off of deferred issue costs associated with the called Debentures.

Golden Gate Captive Insurance Company ("Golden Gate"), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary of PLICO, had three series of Surplus Notes with a total outstanding balance of $800 million as of December 31, 2012. We hold the entire outstanding balance of Surplus Notes. The Series A1 Surplus Notes have a balance of $400 million and accrue interest at 7.375%, the Series A2 Surplus Notes have a balance of $100 million and accrue interest at 8%, and the Series A3 Surplus Notes have a balance of $300 million and accrue interest at 8.45%.

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special purpose financial captive insurance company wholly owned by PLICO, had $575.0 million of outstanding non-recourse funding obligations as of December 31, 2012. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates own a portion of these securities. As of December 31, 2012, securities related to $286.0 million of the outstanding balance of the non-recourse funding obligations were held by external parties and securities related to $289.0 million of the non-recourse funding obligations were held by our affiliates. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of a higher spread component of interest expense associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the non-recourse funding obligations, the special purpose trusts, as holders of the non-recourse funding obligations, cannot require repayment from us or any of our subsidiaries, other than Golden Gate II, the direct issuer of the non-recourse funding obligations, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate II obligating us to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West

Coast Life Insurance Company ("WCL"). The LOC balance increased during 2012 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $580 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement. In addition, we have entered into certain support agreements with Golden Gate III obligating us to make capital contributions or provide support related to certain of Golden Gate III's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate III.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2012 and was $625 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement. In addition, we have entered into certain support agreements with Golden Gate IV obligating us to make capital contributions or provide support related to certain of Golden Gate IV's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate IV.

On October 10, 2012, Golden Gate V Vermont Captive Insurance Company ("Golden Gate V") and Red Mountain, LLC ("Red Mountain"), indirect wholly owned subsidiaries of the Company, entered into a 20-year transaction to finance up to $945 million of "AXXX" reserves related to a block of universal life insurance policies with secondary guarantees issued by our direct wholly owned subsidiary PLICO and indirect wholly owned subsidiary, WCL. Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of $275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit to a reinsurance trust supporting Golden Gate V's obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of PLICO. Through the structure, Hannover Life Reassurance Company of America ("Hannover Re"), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain note for the 20-year term in exchange for a fee. The transaction is "non-recourse" to Golden Gate V, Red Mountain, WCL, PLICO and the Company, meaning that none of these companies are liable for the reimbursement of any credit enhancement payments required to be made. As of December 31, 2012, the principal balance of the Red Mountain note was $300 million. In connection with the transaction, we have entered into certain support agreements under which we guarantee or otherwise support certain obligations of Golden Gate V and Red Mountain.

Our aggregate debt (long-term debt with maturities greater than 1 year, subordinated debt securities, and a revolving line of credit) decreased $104.2 million during the year ended December 31, 2012, as compared to an increase of $18.1 million during the year ended December 31, 2011.

Debt changes during 2012, is detailed below:

| Description | Amount (Dollars In Thousands) |
|---|---|
| **2012** | |
| 7.50% Subordinated Debentures (2001), due 2031 | $(103,093) |
| 7.25% Subordinated Debentures (2002), due 2032 | (118,557) |
| 6.25% Subordinated Debentures (2012), due 2042 | 287,500 |
| 6.00% Subordinated Debentures (2012), due 2042 | 150,000 |
| 7.25% Subordinated Debentures (2006), due 2066 | (200,000) |
| **2011** | |
| Medium Term Notes, matured in 2011 | $ (9,852) |

Debt increases (reductions) in the revolving line of credit during 2012 and 2011 are detailed below:

| Description | Amount (Dollars In Thousands) | Interest Rate |
|---|---|---|
| **2012** | | |
| Revolving line of credit | $(120,000) | LIBOR + 1.20% |
| **2011** | | |
| Revolving line of credit | $ 28,000 | LIBOR + .40% |

During the year ended December 31, 2012, we repurchased approximately 3,923,336 common shares at a total cost of approximately $106.1 million. Future repurchase activity under the program will depend on many factors, including capital levels, liquidity needs, rating agency expectations, and the relative attractiveness of alternative uses for capital.

A life insurance company's statutory capital is computed according to rules prescribed by the NAIC, as modified by state law. Generally speaking, other states in which a company does business defer to the interpretation of the domiciliary state with respect to NAIC rules, unless inconsistent with the other state's regulations. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative view, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of our insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or our equity contributions. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as an ordinary dividend to us from our insurance subsidiaries in 2013 is estimated to be $469.3 million.

State insurance regulators and the NAIC have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense, and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. We manage our capital consumption by using the ratio of our total adjusted capital, as defined by the insurance regulators, to our company action level RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2012, our total adjusted capital and company action level RBC was $3.3 billion and $644 million, respectively, providing an RBC ratio of approximately 510%.

During 2012, we entered into an intercompany capital support agreement with Shades Creek Captive Insurance Company ("Shades Creek"), an indirect wholly owned insurance subsidiary. The agreement provides through a guarantee that we will contribute assets or purchase surplus notes (or cause an affiliate or third party to contribute assets or purchase surplus notes) in amounts necessary for Shades Creek's regulatory capital levels to equal or exceed minimum thresholds as defined by the agreement. As of December 31, 2012, Shades Creek maintained capital levels in excess of the required minimum thresholds. The maximum potential future payment amount which could be required under the capital support agreement will be dependent on numerous factors, including the performance of equity markets, the level of interest rates, performance of associated hedges, and related policyholder behavior.

Statutory reserves established for variable annuity contracts are sensitive to changes in the equity markets and are affected by the level of account values relative to the level of any guarantees and product design. As a result, the relationship between reserve changes and equity market performance may be non-linear during any given reporting period. Market conditions greatly influence the capital required due to their impact on the valuation of reserves and derivative investments mitigating the risk in these reserves. For example, if the level of the S&P 500 had been 10% lower as of December 31, 2012, we estimate that our RBC ratio would have declined by approximately 15 to 20 points. Likewise, if the level of the S&P 500 had been 10% higher as of December 31, 2012, we estimate that our RBC ratio would have increased by an insignificant amount. Risk mitigation activities may result in material and sometimes counterintuitive impacts on statutory surplus and RBC ratio. Notably, as changes in these market and non-market factors occur, both our potential obligation and the related statutory reserves and/or required capital can vary at a non-linear rate.

In an effort to mitigate the equity market risks discussed above relative to our RBC ratio, in the fourth quarter of 2012, we established Shades Creek to which PLICO has reinsured GMWB and GMDB riders related to its variable annuity contracts. The purpose of Shades Creek is to reduce the volatility in RBC due to non-economic variables included within the RBC calculation.

Our statutory surplus is impacted by credit spreads as a result of accounting for the assets and liabilities on our fixed MVA annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, we are required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase or decrease sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value gains or losses. As actual credit spreads are not fully reflected in current crediting rates based on U.S. Treasuries, the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in a change in statutory surplus. The result of this mismatch had a positive impact to our statutory surplus of approximately $20 million on a pre-tax basis for the year ended December 31, 2012, as compared to an immaterial impact to our statutory surplus for the year ended December 31, 2011.

We cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. However, notwithstanding the transfer of related assets, we remain liable with respect to ceded insurance should any reinsurer fail to meet the obligations that it assumed. We evaluate the financial condition of our reinsurers and monitor the associated concentration of credit risk. For the year ended December 31, 2012, we ceded premiums to third party reinsurers amounting to $1.3 billion. In addition, we had receivables from reinsurers amounting to $5.8 billion as of December 31, 2012. We review reinsurance receivable amounts for collectability and establish bad debt reserves if deemed appropriate. For additional information related to our reinsurance exposure, see Note 9, *Reinsurance*.

*Ratings*

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products and its competitive position. The following table summarizes the financial strength ratings of our significant member companies from the major independent rating organizations as of December 31, 2012:

| Ratings | A.M. Best | Fitch | Standard & Poor's | Moody's |
|---|---|---|---|---|
| Insurance company financial strength rating: | | | | |
| Protective Life Insurance Company | A+ | A | AA− | A2 |
| West Coast Life Insurance Company | A+ | A | AA− | A2 |
| Protective Life and Annuity Insurance Company | A+ | A | AA− | — |
| Lyndon Property Insurance Company | A− | — | — | — |

Our ratings are subject to review and change by the rating organizations at any time and without notice. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of our insurance subsidiaries could adversely affect sales, relationships with distributors, the level of policy surrenders and withdrawals, competitive position in the marketplace, and the cost or availability of reinsurance.

Rating organizations also publish credit ratings for the issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access credit markets and other types of liquidity. Ratings are not recommendations to buy our securities or products. A downgrade or other negative action by a ratings organization with respect to our credit rating could limit our access to capital markets, increase the cost of issuing debt, and a downgrade of sufficient magnitude, combined with other negative factors, could require us to post collateral.

**LIABILITIES**

Many of our products contain surrender charges and other features that are designed to reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue.

As of December 31, 2012, we had policy liabilities and accruals of approximately $23.0 billion. Our interest-sensitive life insurance policies have a weighted average minimum credited interest rate of approximately 3.56%.

**Contractual Obligations**

We enter into various obligations to third parties in the ordinary course of our operations. However, we do not believe that our cash flow requirements can be assessed solely based upon an analysis of these obligations. The most significant factors affecting our future cash flows are our ability to earn and collect cash from our customers, and the cash flows arising from our investment program. Future cash outflows, whether they are contractual obligations or not, will also vary based upon our future needs. Although some outflows are fixed, others depend on future events. Examples of fixed obligations include our obligations to pay principal and interest on fixed-rate borrowings. Examples of obligations that will vary include obligations to pay interest on variable-rate borrowings and insurance liabilities that depend on future interest rates, market performance, or surrender provisions. Many of our obligations are linked to cash-generating contracts. In addition, our operations involve significant expenditures that are not based upon contractual obligations. These include expenditures for income taxes and payroll.

As of December 31, 2012, we carried a $77.6 million liability for uncertain tax positions, including interest on unrecognized tax benefits. These amounts are not included in the long-term contractual obligations table because of the difficulty in making reasonably reliable estimates of the occurrence or timing of cash settlements with the respective taxing authorities.

The table below sets forth future maturities of our contractual obligations.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
| | | (Dollars In Thousands) | | | |
| Debt[1] | $ 2,443,370 | $ 334,954 | $ 302,418 | $ 195,998 | $ 1,610,000 |
| Non-recourse funding obligations[2] | 2,304,309 | 23,720 | 60,272 | 76,830 | 2,143,487 |
| Subordinated debt securities[3] | 1,468,555 | 33,283 | 66,566 | 66,566 | 1,302,140 |
| Stable value products[4] | 2,597,626 | 531,621 | 1,376,678 | 621,856 | 67,471 |
| Operating leases[5] | 20,278 | 6,948 | 9,691 | 3,404 | 235 |
| Home office lease[6] | 75,744 | 679 | 75,065 | — | — |
| Mortgage loan and investment commitments | 191,023 | 191,023 | — | — | — |
| Repurchase program borrowings[7] | 150,005 | 150,005 | — | — | — |
| Policyholder obligations[8] | 28,691,344 | 2,441,453 | 3,684,092 | 3,067,610 | 19,498,189 |
| **Total**[9] | $37,942,254 | $3,713,686 | $5,574,782 | $4,032,264 | $24,621,522 |

(1) Debt includes all principal amounts owed on note agreements and expected interest payments due over the term of the notes.

(2) Non-recourse funding obligations include all undiscounted principal amounts owed and expected future interest payments due over the term of the notes. Of the total undiscounted cash flows, $1.9 billion relates to the Golden Gate V transaction. These cash out flows are matched and predominantly offset by the cash in flows Golden Gate V receives from notes issued by a nonconsolidated variable interest entity. The remaining amounts are associated with the Golden Gate II notes outstanding and held by third parties.

(3) Subordinated debt securities includes all principal amounts and interest payments due over the term of the obligations.

(4) Anticipated stable value products cash flows including interest.

(5) Includes all lease payments required under operating lease agreements.

(6) The lease payments shown assume we exercise our option to purchase the building at the end of the lease term. Additionally, the payments due by the periods above were computed based on the terms of the renegotiated lease agreement, which was entered in January 2007.

(7) Represents secured borrowings as part of our repurchase program as well as related interest.

(8) Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to our historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and include expected interest crediting, but do not incorporate an expectation of future market growth, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As variable separate account obligations are legally insulated from general account obligations, the variable separate account obligations will be fully funded by cash flows from variable separate account assets. We expect to fully fund the general account obligations from cash flows from general account investments.

(9) Excluded from this table are certain pension obligations, see additional disclosures around our pension obligation below.

**Employee Benefit Plans**

We sponsor a defined benefit pension plan covering substantially all of our employees. In addition, we sponsor an unfunded excess benefit plan and provide other postretirement benefits to eligible employees.

We report the net funded status of our pension and other postretirement plans in the consolidated balance sheet. The net funded status represents the differences between the fair value of plan assets and the projected benefit obligation.

Our funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA") plus such additional amounts as we may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. We may also make additional contributions in future periods to maintain an adjusted funding target attainment percentage ("AFTAP") of at least 80%.

In July of 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes pension funding stabilization provisions, was signed into law. These provisions establish an interest rate corridor which is designed to stabilize the segment rates used to determine funding requirements from the effects of interest rate volatility. The funding stabilization provisions of MAP-21 will reduce our minimum required defined benefit plan contributions for the 2012 and 2013 plan years. We are evaluating the impact this change will have on funding requirements in future years. Since the funding stabilization provisions of MAP-21 do not apply for Pension Benefit Guaranty Corporation ("PBGC") reporting purposes, we may also make additional contributions in future periods to maintain an 80% funded status for PBGC reporting purposes.

We have not yet determined the total amount we will fund during 2013, but we estimate that the amount will be between $6 million and $15 million.

For a complete discussion of our benefit plans, additional information related to the funded status of our benefit plans, and our funding policy, see Note 14, *Employee Benefit Plans*.

**FAIR VALUE OF FINANCIAL INSTRUMENTS**

FASB guidance defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The term "fair value" in this document is defined in accordance with GAAP. The standard describes three levels of inputs that may be used to measure fair value. For more information, see Note 2, *Summary of Significant Accounting Policies* and Note 20, *Fair Value of Financial Instruments.*

Available-for-sale securities and trading account securities are recorded at fair value, which is primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair value for these securities. Market price quotes may not be readily available for some positions or for some positions within a market sector where trading activity has slowed significantly or ceased. These situations are generally triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial position, changes in credit ratings, and cash flows on the investments. As of December 31, 2012, $928.5 million of available-for-sale and trading account assets, excluding other long-term investments, were classified as Level 3 fair value assets.

The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality, and other deal specific factors, where appropriate. The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors. The predominance of market inputs are actively quoted and can be validated through external sources. Estimation risk is greater for derivative financial instruments that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case quantitative based extrapolations of rate, price, or index scenarios are used in determining fair values. As of December 31, 2012, the Level 3 fair values of derivative assets and liabilities determined by these quantitative models were $31.6 million and $611.4 million, respectively.

The liabilities of certain of our annuity account balances are calculated at fair value using actuarial valuation models. These models use various observable and unobservable inputs including projected future cash flows, policyholder behavior, our credit rating, and other market conditions. As of December 31, 2012, the Level 3 fair value of these liabilities was $129.5 million.

For securities that are priced via non-binding independent broker quotations, we assess whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. We use a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if we determine there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly.

Of our $960.0 million, or 2.3%,of total assets (measured at fair value on a recurring basis) classified as Level 3 assets, $666.7 million were ABS. Of this amount, $618.9 million were student loan related ABS and $47.8 million were non-student loan related ABS. The years of issuance of the ABS are as follows:

| Year of Issuance | Amount (In Millions) |
|---|---|
| 2002 | $283.6 |
| 2003 | 118.5 |
| 2004 | 114.0 |
| 2005 | 7.1 |
| 2006 | 22.7 |
| 2007 | 114.2 |
| 2012 | 6.6 |
| Total | $666.7 |

The ABS was rated as follows: $523.3 million were AAA rated, $119.1 million were AA rated, $23.5 million were A rated, $0.1 million were BBB rated, and $0.7 million were less than investment grade. We do not expect any credit losses on these securities related to student loans since the majority of the underlying collateral of the student loan asset-backed securities is guaranteed by the U.S. Department of Education.

## MARKET RISK EXPOSURES AND OFF-BALANCE SHEET ARRANGEMENTS

Our financial position and earnings are subject to various market risks including changes in interest rates, the yield curve, spreads between risk-adjusted and risk-free interest rates, foreign currency rates, used vehicle prices, and equity price risks and issuer defaults. We analyze and manage the risks arising from market exposures of financial instruments, as well as other risks, through an integrated asset/liability management process. Our asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, credit and market risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments primarily to reduce our exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. See Note 21, *Derivative Financial Instruments* for additional information on our financial instruments.

The primary focus of our asset/liability program is the management of interest rate risk within the insurance operations. This includes monitoring the duration of both investments and insurance liabilities to maintain an appropriate balance between risk and profitability for each product category, and for us as a whole. It is our policy to maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

We are exposed to credit risk within our investment portfolio and through derivative counterparties. Credit risk relates to the uncertainty of an obligor's continued ability to make timely payments in accordance with the contractual terms of the instrument or contract. We manage credit risk through established investment policies which attempt to address quality of obligors and counterparties, credit concentration limits, diversification requirements, and acceptable risk levels under expected and stressed scenarios. Derivative counterparty credit risk is measured as the amount owed to us, net of collateral held, based upon current market conditions and potential payment obligations between us and our counterparties. We minimize the credit risk in derivative financial instruments by entering into transactions with high quality counterparties, (A-rated or higher at the time we enter into the contract) and we maintain collateral support agreements with certain of those counterparties.

We utilize a risk management strategy that includes the use of derivative financial instruments. Derivative instruments expose us to credit market and basis risk. Such instruments can change materially in value from period-to-period. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market and basis risks by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures. In addition, all derivative programs are monitored by our risk management department.

Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate caps and interest rate options. Our inflation risk management strategy involves the use of swaps that require us to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI").

We may use the following types of derivative contracts to mitigate our exposure to certain guaranteed benefits related to variable annuity contracts:

- Foreign Currency Futures
- Variance Swaps
- Interest Rate Futures
- Equity Options
- Equity Futures
- Credit Derivatives
- Interest Rate Swaps
- Interest Rate Swaptions
- Volatility Futures

We believe our asset/liability management programs and procedures and certain product features provide protection against the effects of changes in interest rates under various scenarios. Additionally, we believe our asset/liability management programs and procedures provide sufficient liquidity to enable us to fulfill our obligation to pay benefits under our various insurance and deposit contracts. However, our asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, spread movements, implied volatility, policyholder behavior, and other factors, and the effectiveness of our asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

The following table sets forth the estimated market values of our fixed maturity investments and mortgage loans resulting from a hypothetical immediate 100 basis point increase in interest rates from levels prevailing as of December 31, 2012, and the percent change in fair value the following estimated fair values would represent:

| As of December 31, | Amount | Percent Change |
|---|---|---|
| | (Dollars In Millions) | |
| **2012** | | |
| Fixed maturities | $27,828.4 | (7.5)% |
| Mortgage loans | 5,464.9 | (4.6) |
| **2011** | | |
| Fixed maturities | $25,999.4 | (7.1)% |
| Mortgage loans | 5,977.4 | (4.4) |

Estimated fair values were derived from the durations of our fixed maturities and mortgage loans. Duration measures the change in fair value resulting from a change in interest rates. While these estimated fair values provide an indication of how sensitive the fair values of our fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future fair value changes or the potential impact of fluctuations in credit spreads. Actual results may differ from these estimates.

In the ordinary course of our commercial mortgage lending operations, we may commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in our financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest, which may be different than prevailing interest rates.

As of December 31, 2012 and 2011, we had outstanding mortgage loan commitments of $182.6 million at an average rate of 5.1% and $182.4 million at an average rate of 5.58%, respectively, with estimated fair values of $210.5 million and $211.9 million, respectively (using discounted cash flows from the first call date). The following table sets forth the estimated fair value of our mortgage loan commitments resulting from a hypothetical immediate 100 basis point increase in interest rate levels prevailing as of December 31, 2012, and the percent change in fair value the following estimated fair values would represent:

| As of December 31, | Amount | Percent Change |
|---|---|---|
| | (Dollars In Millions) | |
| 2012 | $200.8 | (4.6)% |
| 2011 | 202.4 | (4.5) |

The estimated fair values were derived from the durations of our outstanding mortgage loan commitments. While these estimated fair values provide an indication of how sensitive the fair value of our outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

As previously discussed, we utilize a risk management strategy that involves the use of derivative financial instruments. Derivative instruments expose us to credit and market risk and could result in material changes from period to period. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures.

As of December 31, 2012, total derivative contracts with a notional amount of $15.8 billion were in a $647.7 million net loss position. Included in the $15.8 billion, is a notional amount of $2.7 billion in a $410.6 million net loss position that relates to our Modco trading portfolio. Also included in the total, is $6.9 billion in a $169.3 million net loss position that relates to our GMWB derivatives. As of December 31, 2011, total derivative contracts with a notional amount of $12.5 billion were in a $441.9 million net loss position. We recognized losses of $238.5 million, $155.3 million, and $138.2 million related to derivative financial instruments for the years ended December 31, 2012, 2011, and 2010, respectively.

The following table sets forth the notional amount and fair value of our interest rate risk related derivative financial instruments and the estimated fair value resulting from a hypothetical immediate plus and minus 100 basis points change in interest rates from levels prevailing as of December 31:

| | Notional Amount | Fair Value as of December 31, | Fair Value Resulting From an Immediate +/− 100 bps Change in the Underlying Reference Interest Rates | |
|---|---|---|---|---|
| | | | +100 bps | −100 bps |
| | (Dollars In Millions) | | | |
| **2012** | | | | |
| Futures[1] | $ 893.5 | $(14.0) | $(118.3) | $109.8 |
| Caps | 3,000.0 | — | 2.6 | — |
| Interest Rate Swaptions | 400.0 | 11.4 | 4.3 | 36.0 |
| Floating to fixed Swaps[2] | 308.0 | (8.3) | 0.9 | (19.0) |
| Fixed to floating Swaps[2] | 630.0 | (0.2) | (67.8) | 83.6 |
| Total | $5,231.5 | $(11.1) | $(178.3) | $210.4 |
| **2011** | | | | |
| Futures | $ 885.5 | $ 5.2 | $ (35.1) | $ 52.7 |
| Caps | 3,000.0 | 2.7 | 31.3 | — |
| Floating to fixed Swaps[2] | 476.5 | (10.3) | (10.8) | (10.6) |
| Total | $4,362.0 | $ (2.4) | $ (14.6) | $ 42.1 |

(1) Interest rate change scenario subject to floor, based on treasury rates as of December 31, 2012.

(2) Includes an effect for inflation.

The following table sets forth the notional amount and fair value of our equity futures and options and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in equity level from levels prevailing as of December 31:

| | Notional Amount | Fair Value as of December 31, | Fair Value Resulting From an Immediate +/− 10% Change in the Underlying Reference Index Equity Level | |
|---|---|---|---|---|
| | | | +10% | −10% |
| | (Dollars In Millions) | | | |
| **2012** | | | | |
| Futures | $299.9 | $(2.7) | $(33.0) | $27.6 |
| Options | 573.7 | 62.1 | 69.4 | 59.2 |
| Total | $873.6 | $59.4 | $ 36.4 | $86.8 |
| **2011** | | | | |
| Futures | $239.4 | $(0.6) | $(24.5) | $23.3 |
| Options | 440.2 | 19.6 | 11.1 | 34.2 |
| Total | $679.6 | $19.0 | $(13.4) | $57.5 |

The following table sets forth the notional amount and fair value of our currency futures and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in currency level from levels prevailing as of December 31:

| | Notional Amount | Fair Value as of December 31, | Fair Value Resulting From an Immediate +/− 10% Change in the Underlying Reference in Currency Level | |
|---|---|---|---|---|
| | | | +10% | −10% |
| | (Dollars In Millions) | | | |
| **2012** | | | | |
| Currency futures | $147.9 | $(1.1) | $(16.0) | $13.8 |
| **2011** | | | | |
| Currency futures | $ 72.3 | $ 0.8 | $ (6.3) | $ 8.0 |

The following table sets forth the notional amount and fair value of our variance swap and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in volatility level from levels prevailing as of December 31:

| | Notional Amount | Fair Value as of December 31, | Fair Value Resulting From an Immediate +/− 10% Change in the Underlying Reference in Volatility Level | |
|---|---|---|---|---|
| | | | +10% | −10% |
| | (Dollars In Millions) | | | |
| **2012** | | | | |
| Variance swap | $3.2 | $(11.8) | $17.7 | $(31.5) |
| **2011** | | | | |
| Variance swap | $— | $ — | $ — | $ — |

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses provide an indication of how sensitive our derivative financial instruments are to changes in interest rates, volatility, equity levels, and credit spreads, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Our stable value contract and annuity products tend to be more sensitive to market risks than our other products. As such, many of these products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue. Additionally, approximately $1.4 billion of our stable value contracts have no early termination rights.

As of December 31, 2012, we had $2.5 billion of stable value product account balances with an estimated fair value of $2.5 billion (using discounted cash flows) and $10.7 billion of annuity account balances with an estimated fair value of $10.5 billion (using discounted cash flows). As of December 31, 2011, we had $2.8 billion of stable value product account balances with an estimated fair value of $2.9 billion (using discounted cash flows) and $10.9 billion of annuity account balances with an estimated fair value of $10.8 billion (using discounted cash flows).

The following table sets forth the estimated fair values of our stable value and annuity account balances resulting from a hypothetical immediate 100 basis point decrease in interest rates from levels prevailing and the percent change in fair value that the following estimated fair values would represent:

| As of December 31, | Amount | Percent Change |
|---|---|---|
| | (Dollars In Millions) | |
| **2012** | | |
| Stable value product account balances | $ 2,549.0 | 1.5% |
| Annuity account balances | 10,633.5 | 1.0 |
| **2011** | | |
| Stable value product account balances | $ 2,791.8 | 1.3% |
| Annuity account balances | 10,879.4 | 1.0 |

Estimated fair values were derived from the durations of our stable value and annuity account balances. While these estimated fair values provide an indication of how sensitive the fair values of our stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Certain of our liabilities relate to products whose profitability could be significantly affected by changes in interest rates. In addition to traditional whole life and term insurance, many universal life policies with secondary guarantees that insurance coverage will remain in force (subject to the payment of specified premiums) have such characteristics. These products do not allow us to adjust policyholder premiums after a policy is issued, and most of these products do not have significant account values upon which we credit interest. If interest rates fall, these products could have both decreased interest earnings and increased amortization of deferred acquisition costs, and the converse could occur if interest rates rise.

**Impact of continued low interest rate environment**

Significant changes in interest rates expose us to the risk of not realizing anticipated spreads between the interest rate earned on investments and the interest rate credited to in-force policies and contracts. In addition, certain of our insurance and investment products guarantee a minimum credited interest rate ("MGIR"). In periods of prolonged low interest rates, the interest spread earned may be negatively impacted to the extent our ability to reduce policyholder crediting rates is limited by the guaranteed minimum credited interest rates. Additionally, those policies without account values may exhibit lower profitability in periods of prolonged low interest rates due to reduced investment income.

The table below presents account values by range of current minimum guaranteed interest rates and current crediting rates for our universal life and deferred fixed annuity products:

**Credited Rate Summary**
**As of December 31, 2012**

| Minimum Guaranteed Interest Rate Account Value | At MGIR | 1 - 50 bps above MGIR | More than 50 bps above MGIR | Total |
|---|---|---|---|---|
| | | (Dollars In Millions) | | |
| **Universal Life Insurance** | | | | |
| >2% - 3% | $ 36 | $ 1 | $ 911 | $ 948 |
| >3% - 4% | 1,402 | 649 | 1,137 | 3,188 |
| >4% - 5% | 2,058 | 3,069 | 385 | 5,512 |
| >5% - 6% | 223 | — | — | 223 |
| Subtotal | 3,719 | 3,719 | 2,433 | 9,871 |
| **Fixed Annuities** | | | | |
| 1% | $ — | $ — | $ 856 | $ 856 |
| >1% - 2% | 195 | — | 1,323 | 1,518 |
| >2% - 3% | 1,166 | 6 | 1,617 | 2,789 |
| >3% - 4% | 347 | — | — | 347 |
| >4% - 5% | 240 | — | — | 240 |
| Subtotal | 1,948 | 6 | 3,796 | 5,750 |
| Total | $5,667 | $3,725 | $6,229 | $15,621 |
| Percentage of Total | 36% | 24% | 40% | 100% |

We are active in mitigating the impact of a continued low interest rate environment through product design, as well as adjusting crediting rates on current in-force policies and contracts. We also manage interest rate and reinvestment risks through our asset/liability management process. Our asset/liability management programs and procedures involve the monitoring of asset and liability durations; cash flow testing under various interest rate scenarios; and the regular rebalancing of assets and liabilities with respect to yield, credit and market risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments primarily to reduce our exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk.

**Employee Benefit Plans**

Pursuant to the accounting guidance related to our obligations to employees under our pension plan and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. Our most significant assumptions are those for the discount rate and expected long-term rate of return.

***Discount Rate Assumption***

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

The following presents our estimates of the hypothetical impact to the December 31, 2012 benefit obligation and to the 2012 benefit cost, associated with sensitivities related to the discount rate assumption:

| | Defined Benefit Pension Plan | Other Postretirement Benefit Plans[1] |
|---|---|---|
| | (Dollars in Thousands) | |
| **Increase (Decrease) in Benefit Obligation:** | | |
| 100 basis point increase | $(24,022.0) | $(4,453.0) |
| 100 basis point decrease | 29,739.0 | 5,318.0 |
| **Increase (Decrease) in Benefit Cost:** | | |
| 100 basis point increase | $ (3,455.0) | $ (283.0) |
| 100 basis point decrease | 4,302.0 | 327.0 |

(1) Includes excess pension plan, retiree medical plan, and postretirement life insurance plan.

*Long-term Rate of Return Assumption*

In assessing the reasonableness of our long-term rate of return assumption for our defined benefit pension plan, we obtained 25 year annualized returns for each of the represented asset classes. In addition, we received evaluations of market performance based on the Company's asset allocation as provided by external consultants. A combination of these statistical analytics provided results that the Company utilized to determine an appropriate long-term rate of return assumption. In assessing the reasonableness of our long-term rate of return assumption for our postretirement life insurance plan, we utilized a 20 year annualized return and a 20 year average return on Barclay's short treasury index. Our long-term rate of return assumption was determined based on analytics related to these 20 year return results.

The following presents our estimates of the hypothetical impact to the 2012 benefit cost, associated with sensitivities related to the long-term rate of return assumption:

| | Defined Benefit Pension Plan | Other Postretirement Benefit Plans[1] |
|---|---|---|
| | (Dollars in Thousands) | |
| **Increase (Decrease) in Benefit Cost:** | | |
| 100 basis point increase | $(1,408.0) | $(62.0) |
| 100 basis point decrease | 1,408.0 | 62.0 |

(1) Includes excess pension plan, retiree medical plan, and postretirement life insurance plan.

## IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of our investment products.

The higher interest rates that have traditionally accompanied inflation could also affect our operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of our fixed-rate, long-term investments may decrease, we may be unable to implement fully the interest rate reset and call provisions of our mortgage loans, and our ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

## RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements for information regarding recently issued accounting standards. Included below, is accounting pronouncement ASU No. 2010-26 that we adopted as of January 1, 2012.

**ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.** The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update was effective for us on January 1, 2012. We retrospectively adopted this Update, which resulted in a reduction in our deferred acquisition cost asset as well as a decrease in the amortization associated with those previously deferred costs. There was also a reduction in the level of costs deferred. For additional information on the effect this Update had on our statements, see Note 6, *Deferred Acquisition Costs and Value of Business Acquired*.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is included in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 8, *Financial Statements and Supplementary Data*.

## Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

The following financial statements are located in this report on the pages indicated.


| | Page |
|---|---|
| Consolidated Statements of Income For The Year Ended December 31, 2012, 2011, and 2010 | 126 |
| Consolidated Statements of Comprehensive Income For The Year Ended December 31, 2012, 2011, and 2010 | 127 |
| Consolidated Balance Sheets as of December 31, 2012 and 2011 | 128 |
| Consolidated Statements of Shareowners' Equity For The Year Ended December 31, 2012, 2011, and 2010 | 130 |
| Consolidated Statements of Cash Flows For The Year Ended December 31, 2012, 2011, and 2010 | 131 |
| Notes to Consolidated Financial Statements | 132 |
| Report of Independent Registered Public Accounting Firm | 215 |


For supplemental quarterly financial information, please see Note 23, *Consolidated Quarterly Results—Unaudited* of the notes to consolidated financial statements included herein.

## PROTECTIVE LIFE CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands, Except Per Share Amounts) | | |
| **Revenues** | | | |
| Premiums and policy fees | $ 2,814,278 | $ 2,800,140 | $ 2,625,394 |
| Reinsurance ceded | (1,345,836) | (1,394,675) | (1,408,340) |
| Net of reinsurance ceded | 1,468,442 | 1,405,465 | 1,217,054 |
| Net investment income | 1,862,332 | 1,820,643 | 1,683,676 |
| Realized investment gains (losses): | | | |
| Derivative financial instruments | (238,480) | (155,251) | (138,249) |
| All other investments | 231,035 | 234,915 | 154,366 |
| Other-than-temporary impairment losses | (66,188) | (62,332) | (75,341) |
| Portion recognized in other comprehensive income (before taxes) | 7,302 | 14,890 | 33,831 |
| Net impairment losses recognized in earnings | (58,886) | (47,442) | (41,510) |
| Other income | 358,563 | 307,812 | 222,418 |
| Total revenues | 3,623,006 | 3,566,142 | 3,097,755 |
| **Benefits and expenses** | | | |
| Benefits and settlement expenses, net of reinsurance ceded: (2012—$1,228,425; 2011—$1,228,775; 2010—$1,278,657) | 2,326,040 | 2,233,473 | 2,089,429 |
| Amortization of deferred policy acquisition costs and value of business acquired | 203,565 | 264,993 | 164,963 |
| Other operating expenses, net of reinsurance ceded: (2012—$196,709; 2011—$198,888; 2010—$199,610) | 640,430 | 597,200 | 508,591 |
| Total benefits and expenses | 3,170,035 | 3,095,666 | 2,762,983 |
| **Income before income tax** | 452,971 | 470,476 | 334,772 |
| Income tax (benefit) expense | | | |
| Current | 76,186 | 9,774 | (3,214) |
| Deferred | 74,333 | 145,065 | 113,117 |
| Total income tax expense | 150,519 | 154,839 | 109,903 |
| **Net income** | 302,452 | 315,637 | 224,869 |
| Less: Net income (loss) attributable to noncontrolling interests | — | 245 | (445) |
| **Net income available to PLC's common shareowners**[1] | $ 302,452 | $ 315,392 | $ 225,314 |
| Net income available to PLC's common shareowners—basic | $ 3.73 | $ 3.70 | $ 2.60 |
| Net income available to PLC's common shareowners—diluted | $ 3.66 | $ 3.65 | $ 2.57 |
| Cash dividends paid per share | $ 0.70 | $ 0.62 | $ 0.54 |
| Average shares outstanding—basic | 81,066,338 | 85,208,612 | 86,567,069 |
| Average shares outstanding—diluted | 82,723,016 | 86,475,229 | 87,675,857 |

[1] Protective Life Corporation ("PLC")

See Notes to Consolidated Financial Statements

## PROTECTIVE LIFE CORPORATION
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Net income** | $ 302,452 | $315,637 | $224,869 |
| Other comprehensive income (loss): | | | |
| Change in net unrealized gains (losses) on investments, net of income tax: (2012—$392,600; 2011—$400,848; 2010—$330,213) | 729,120 | 744,447 | 612,588 |
| Reclassification adjustment for investment amounts included in net income, net of income tax: (2012—$(3,076); 2011—$(14,671); 2010—$(5,335)) | (5,719) | (27,261) | (9,699) |
| Change in net unrealized gains (losses) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2012—$16,281; 2011—$(13,205); 2010—$11,481) | 30,236 | (24,524) | 21,321 |
| Change in accumulated (loss) gain—derivatives, net of income tax: (2012—$2,609; 2011—$2,382; 2010—$4,441) | 4,846 | 4,424 | 7,630 |
| Reclassification adjustment for derivative amounts included in net income, net of income tax: (2012—$(381); 2011—$(138); 2010—$(614)) | (708) | (256) | (1,105) |
| Change in postretirement benefits liability adjustment, net of income tax: (2012—$(3,498); 2011—$(10,358); 2010—$(749)) | (6,497) | (19,236) | (1,392) |
| Total other comprehensive income | 751,278 | 677,594 | 629,343 |
| Comprehensive income | 1,053,730 | 993,231 | 854,212 |
| Comprehensive income attributable to noncontrolling interests | — | (245) | 445 |
| **Total comprehensive income attributable to Protective Life Corporation** | $1,053,730 | $992,986 | $854,657 |

See Notes to Consolidated Financial Statements

**PROTECTIVE LIFE CORPORATION**
**CONSOLIDATED BALANCE SHEETS**

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Assets** | | |
| Fixed maturities, at fair value (amortized cost: 2012—$26,681,324; 2011—$26,137,960) | $29,787,959 | $27,983,446 |
| Fixed maturities, at amortized cost (fair value: 2012—$319,163) | 300,000 | — |
| Equity securities, at fair value (cost: 2012—$409,376; 2011—$345,874) | 411,786 | 335,232 |
| Mortgage loans (2012 and 2011 includes: $765,520 and $858,139 related to securitizations) | 4,950,201 | 5,353,481 |
| Investment real estate, net of accumulated depreciation (2012—$1,017; 2011—$1,547) | 19,816 | 29,899 |
| Policy loans | 865,391 | 879,819 |
| Other long-term investments | 361,837 | 257,714 |
| Short-term investments | 217,812 | 101,489 |
| Total investments | 36,914,802 | 34,941,080 |
| Cash | 368,801 | 267,298 |
| Accrued investment income | 357,368 | 350,580 |
| Accounts and premiums receivable, net of allowance for uncollectible amounts (2012—$4,290; 2011—$3,899) | 85,500 | 84,754 |
| Reinsurance receivables | 5,805,401 | 5,645,471 |
| Deferred policy acquisition costs and value of business acquired | 3,239,519 | 3,248,041 |
| Goodwill | 108,561 | 111,659 |
| Property and equipment, net of accumulated depreciation (2012—$105,789; 2011—$134,924) | 47,607 | 48,578 |
| Other assets | 262,052 | 150,549 |
| Income tax receivable | 30,827 | 50,783 |
| Assets related to separate accounts | | |
| Variable annuity | 9,601,417 | 6,741,959 |
| Variable universal life | 562,817 | 502,617 |
| **Total assets** | $57,384,672 | $52,143,369 |

See Notes to Consolidated Financial Statements

**PROTECTIVE LIFE CORPORATION**
**CONSOLIDATED BALANCE SHEETS**
**(continued)**

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Liabilities** | | |
| Future policy benefits and claims | $21,626,386 | $20,867,989 |
| Unearned premiums | 1,396,026 | 1,258,785 |
| Total policy liabilities and accruals | 23,022,412 | 22,126,774 |
| Stable value product account balances | 2,510,559 | 2,769,510 |
| Annuity account balances | 10,658,463 | 10,946,848 |
| Other policyholders' funds | 566,985 | 546,516 |
| Other liabilities | 1,434,604 | 1,065,451 |
| Mortgage loan backed certificates | — | 19,755 |
| Deferred income taxes | 1,736,389 | 1,260,629 |
| Non-recourse funding obligations | 586,000 | 407,800 |
| Repurchase program borrowings | 150,000 | — |
| Debt | 1,400,000 | 1,520,000 |
| Subordinated debt securities | 540,593 | 524,743 |
| Liabilities related to separate accounts | | |
| Variable annuity | 9,601,417 | 6,741,959 |
| Variable universal life | 562,817 | 502,617 |
| Total liabilities | 52,770,239 | 48,432,602 |
| **Commitments and contingencies—Note 11** | | |
| **Shareowners' equity** | | |
| Preferred Stock; $1 par value, shares authorized: 4,000,000; Issued: None | | |
| Common Stock, $.50 par value, shares authorized: 2012 and 2011—160,000,000 shares issued: 2012 and 2011—88,776,960 | 44,388 | 44,388 |
| Additional paid-in-capital | 606,369 | 598,106 |
| Treasury stock, at cost (2012—10,639,467; 2011—7,107,765 shares) | (209,840) | (107,740) |
| Retained earnings | 2,437,544 | 2,191,319 |
| Accumulated other comprehensive income (loss): | | |
| Net unrealized gains (losses) on investments, net of income tax: (2012—$978,656; 2011—$589,132) | 1,817,504 | 1,094,103 |
| Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2012—$(2,147); 2011—$(18,428)) | (3,988) | (34,224) |
| Accumulated loss—derivatives, net of income tax: (2012—$(1,883); 2011—$(4,111)) | (3,496) | (7,634) |
| Postretirement benefits liability adjustment, net of income tax: (2012—$(39,468); 2011—$(35,970)) | (73,298) | (66,801) |
| Total Protective Life Corporation's shareowners' equity | 4,615,183 | 3,711,517 |
| Noncontrolling interest | (750) | (750) |
| Total equity | 4,614,433 | 3,710,767 |
| **Total liabilities and shareowners' equity** | $57,384,672 | $52,143,369 |

See Notes to Consolidated Financial Statements

# PROTECTIVE LIFE CORPORATION
# CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

| | Common Stock | Additional Paid-In-Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Protective Life Corporation's shareowners' equity | Non controlling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | | | | |
| Balance, December 31, 2009 | $44,388 | $576,887 | $ (25,929) | $1,735,076 | $ (321,493) | $2,008,929 | $ — | $2,008,929 |
| Net income for 2010 | | | | 225,314 | | 225,314 | (445) | 224,869 |
| Other comprehensive income | | | | | 629,343 | 629,343 | — | 629,343 |
| Comprehensive income for 2010 | | | | | | 854,657 | (445) | 854,212 |
| Cash dividends ($0.540 per share) | | | | (46,250) | | (46,250) | — | (46,250) |
| Cumulative effect adjustments | | | | 14,290 | | 14,290 | — | 14,290 |
| Noncontrolling interests | | | | | | — | (539) | (539) |
| Stock-based compensation | | 9,705 | (143) | | | 9,562 | — | 9,562 |
| Balance, December 31, 2010 | $44,388 | $586,592 | $ (26,072) | $1,928,430 | $ 307,850 | $2,841,188 | $(984) | $2,840,204 |
| Net income for 2011 | | | | 315,392 | | 315,392 | 245 | 315,637 |
| Other comprehensive income | | | | | 677,594 | 677,594 | — | 677,594 |
| Comprehensive income for 2011 | | | | | | 992,986 | 245 | 993,231 |
| Cash dividends ($0.620 per share) | | | | (52,503) | | (52,503) | — | (52,503) |
| Repurchase of common stock | | | (82,671) | | | (82,671) | — | (82,671) |
| Stock-based compensation | | 11,514 | 1,003 | | | 12,517 | — | 12,517 |
| Noncontrolling interests | | | | | | — | (11) | (11) |
| Balance, December 31, 2011 | $44,388 | $598,106 | $(107,740) | $2,191,319 | $ 985,444 | $3,711,517 | $(750) | $3,710,767 |
| Net income for 2012 | | | | 302,452 | | 302,452 | — | 302,452 |
| Other comprehensive income | | | | | 751,278 | 751,278 | — | 751,278 |
| Comprehensive income for 2012 | | | | | | 1,053,730 | — | 1,053,730 |
| Cash dividends ($0.70 per share) | | | | (56,227) | | (56,227) | — | (56,227) |
| Noncontrolling interests | | | | | | — | — | — |
| Repurchase of common stock | | | (106,117) | | | (106,117) | — | (106,117) |
| Stock-based compensation | | 8,263 | 4,017 | | | 12,280 | — | 12,280 |
| Balance, December 31, 2012 | $44,388 | $606,369 | $(209,840) | $2,437,544 | $1,736,722 | $4,615,183 | $(750) | $4,614,433 |

See Notes to Consolidated Financial Statements

## PROTECTIVE LIFE CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Cash flows from operating activities** | | | |
| Net income | $ 302,452 | $ 315,637 | $ 224,869 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Realized investment losses (gains) | 66,331 | (32,222) | 25,393 |
| Amortization of deferred policy acquisition costs and value of business acquired | 203,565 | 264,993 | 164,963 |
| Capitalization of deferred policy acquisition costs | (312,684) | (366,156) | (382,553) |
| Depreciation expense | 7,860 | 9,171 | 9,626 |
| Deferred income tax | 74,333 | 85,893 | 82,516 |
| Accrued income tax | 19,956 | (5,201) | 69,865 |
| Interest credited to universal life and investment products | 962,678 | 993,574 | 972,806 |
| Policy fees assessed on universal life and investment products | (794,825) | (712,038) | (611,917) |
| Change in reinsurance receivables | (159,930) | (27,931) | (234,032) |
| Change in accrued investment income and other receivables | (4,757) | (31,509) | (29,017) |
| Change in policy liabilities and other policyholders' funds of traditional life and health products | 303,211 | 14,781 | 337,207 |
| Trading securities: | | | |
| Maturities and principal reductions of investments | 276,659 | 283,239 | 355,831 |
| Sale of investments | 454,150 | 860,474 | 730,385 |
| Cost of investments acquired | (585,618) | (950,051) | (963,403) |
| Other net change in trading securities | (56,615) | 7,933 | (25,520) |
| Change in other liabilities | 46,068 | (147,244) | 10,236 |
| Other income—gains on repurchase of non-recourse funding obligations | (35,456) | (40,112) | (19,027) |
| Other, net | (75,294) | 97,382 | (7,974) |
| **Net cash provided by operating activities** | 692,084 | 620,613 | 710,254 |
| **Cash flows from investing activities** | | | |
| Maturities and principal reductions of investments, available-for-sale | 1,176,422 | 1,399,830 | 2,058,678 |
| Sale of investments, available-for-sale | 2,548,314 | 2,955,665 | 3,426,040 |
| Cost of investments acquired, available-for-sale | (4,215,228) | (5,158,064) | (6,389,859) |
| Change in investments, held-to-maturity | (300,000) | — | — |
| Mortgage loans: | | | |
| New lendings | (351,511) | (501,500) | (353,913) |
| Repayments | 741,402 | 453,749 | 364,302 |
| Change in investment real estate, net | 10,207 | 1,483 | (2,551) |
| Change in policy loans, net | 14,428 | 14,190 | 31,663 |
| Change in other long-term investments, net | (121,577) | 75,452 | (74,555) |
| Change in short-term investments, net | (83,288) | 126,225 | 701,589 |
| Net unsettled security transactions | 37,169 | 68,810 | (340) |
| Purchase of property and equipment | (6,248) | (17,667) | (10,734) |
| Sales of property and equipment | — | — | 41 |
| Payments for business acquisitions | — | (209,609) | (348,288) |
| **Net cash used in investing activities** | (549,910) | (791,436) | (597,927) |
| **Cash flows from financing activities** | | | |
| Borrowings under line of credit arrangements and debt | 572,500 | 45,000 | 132,000 |
| Principal payments on line of credit arrangement and debt | (676,650) | (26,852) | (275,000) |
| Issuance (repayment) of non-recourse funding obligations | 178,200 | (124,600) | (42,600) |
| Repurchase program borrowings | 150,000 | — | — |
| Dividends to shareowners | (56,228) | (52,503) | (46,250) |
| Repurchase of common stock | (106,201) | (82,671) | — |
| Investment product deposits and change in universal life deposits | 3,716,553 | 4,216,738 | 3,635,447 |
| Investment product withdrawals | (3,818,845) | (3,777,365) | (3,477,430) |
| Other financing activities, net | — | (24,051) | 20,606 |
| **Net cash (used in) provided by financing activities** | (40,671) | 173,696 | (53,227) |
| **Change in cash** | 101,503 | 2,873 | 59,100 |
| **Cash at beginning of period** | 267,298 | 264,425 | 205,325 |
| **Cash at end of period** | $ 368,801 | $ 267,298 | $ 264,425 |

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. BASIS OF PRESENTATION

### Basis of Presentation

Protective Life Corporation is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 19, *Statutory Reporting Practices and Other Regulatory Matters*).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

### Reclassifications and Accounting Changes

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowners' equity.

On January 1, 2012, the Company adopted Accounting Standard Update ("ASU" or "Update") No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts which changed certain previously reported items within the Company's financial statements and accompanying notes. The previously reported amounts included in the Company's financial statements and accompanying notes have been updated to reflect the retrospective adoption of ASU No. 2010-26, where applicable.

Current and prior period operating income results within the Annuities segment have been updated to reflect the revised definition of operating income (loss) as it relates to embedded derivatives on our variable annuity contracts and related hedging activities. This change did not impact its comparable GAAP measure income before income tax. See Note 22, *Operating Segments* for additional information.

### Entities Included

The consolidated financial statements include the accounts of Protective Life Corporation and subsidiaries and its affiliate companies in which the Company holds a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

**Significant Accounting Policies**

**Valuation of investment securities**

The Company determines the appropriate classification of investment securities at the time of purchase and periodically re-evaluates such designations. Investment securities are classified as either trading, available-for-sale, or held-to-maturity securities. Investment securities classified as trading are recorded at fair value with changes in fair value recorded in realized gains (losses). Investment securities purchased for long term investment purposes are classified as available for sale and are recorded at fair value with changes in unrealized gains and losses, net of taxes, reported as a component of other comprehensive income (loss). Investment securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity and are reported at amortized cost. Interest income on available-for-sale and held-to-maturity securities includes the amortization of premiums and accretion of discounts and are recorded in investment income.

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of other asset-backed securities, collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2012, the Company recorded pre-tax other-than-temporary impairments of investments of $66.2 million. Of the $66.2 million of impairments for the year ended December 31, 2012, $58.9 million was recorded in earnings and $7.3 million was recorded in other comprehensive income (loss). For more information on impairments, refer to Note 4, *Investment Operations*.

**Cash**

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued from a particular bank but not yet presented for payment may create negative book cash balances with the bank. Such negative balances are included in other liabilities and were $96.6 million and $0.9 million as of December 31, 2012 and 2011, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

**Deferred Policy Acquisition Costs**

In the first quarter of 2012, the Company adopted ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts.

The incremental direct costs associated with successfully acquired insurance policies, are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. Deferred acquisition costs ("DAC") is subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification ("ASC" or "Codification") Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.0% to 7.95%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

**Value of Businesses Acquired**

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 8.75%. VOBA is subject to annual recoverability testing.

**Property and Equipment**

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Home office building | $ 72,587 | $ 72,148 |
| Data processing equipment | 29,609 | 57,322 |
| Other, principally furniture and equipment | 51,200 | 54,032 |
| | 153,396 | 183,502 |
| Accumulated depreciation | (105,789) | (134,924) |
| Total property and equipment | $ 47,607 | $ 48,578 |

**Separate Accounts**

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. The investment income and investment gains and losses on the separate account assets accrue directly to the policyholder. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

**Stable Value Product Account Balances**

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, money market funds, bank trust departments, and other institutional investors. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of PLICO as the seller of the contracts, as opposed to solely meeting the needs of the buyer. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2012 and 2011, the Company had $0.3 billion and $0.8 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years.

As of December 31, 2012, future maturities of stable value products were as follows:

| Year of Maturity | Amount |
|---|---|
| | (Dollars In Millions) |
| 2013 | $ 432.6 |
| 2014-2015 | 1,231.9 |
| 2016-2017 | 785.7 |
| Thereafter | 60.3 |

### Derivative Financial Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in the other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For cash flow hedges, the effective portion of their gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship in earnings. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses)—Derivative financial instruments". For additional information, see Note 21, *Derivative Financial Instruments.*

### Insurance liabilities and reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

### Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits ("GMWB") on its variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be recorded at fair value using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2012, our net GMWB liability held was $169.0 million.

### Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2012, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2012, we had goodwill of $108.6 million.

The Company also considers its market capitalization in assessing the reasonableness of the fair values estimated for its reporting units in connection with its goodwill impairment testing. The Company believes that its market capitalization at December 31, 2012 is not representative of the underlying fair value of its reporting units, due primarily to the following:

- concerns about future earnings growth;
- negative market sentiment;
- different valuation methodologies that resulted in lower valuation;
- increased risk premium for holding investments in non-agency mortgage-backed securities;
- increased risk premium for holding commercial mortgage loans.

While the concerns outlined above continue to negatively affect the Company's market capitalization, it is the Company's belief that the following factors support the underlying stability and growth potential of its reporting units:

- The Company's position is shared by many others in the industry, and its ratio of market value to book value is in line with peer company averages.
- The Company continues to earn high credit and financial strength ratings from independent rating organizations.
- Operating earnings continue to exceed projections.
- Risk-based-capital is at its highest ever level, indicating a strong financial position.
- Problem loans within the Company's mortgage loan portfolio are within historical norms, and are not expected to have an adverse affect on the Company's liquidity.
- Overall, the performance of the Company's investment portfolio is in line with its expectations.

### Income Taxes

The Company uses the asset and liability method of accounting for income taxes. In general, income tax provisions are based on the income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the recorded change in fair value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

### Variable Interest Entities

In 2010, the Company adopted guidance issued by the FASB related to variable interest entities ("VIE") and transfers of financial assets. This adoption resulted in the consolidation of certain qualifying special purpose entities used for mortgage loan securitizations. As part of this adoption, the Company recorded a cumulative effect adjustment of $14.3 million as of January 1, 2010.

The Company's VIE analysis consists of a review of entities in which the Company has an ownership interest that is less than 100% (excluding debt and equity securities held as trading and available-for-sale), as well as entities with which the Company has significant contracts or other relationships that could possibly be considered variable interests. The Company reviews the characteristics of each of these applicable entities and compares those characteristics to the criteria of a VIE set forth in Topic 810 of the FASB ASC. If the entity is determined to be a VIE, the Company then performs a detailed review of all significant contracts and relationships (individually an "interest", collectively "interests") with the entity to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company: 1) has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. For more information on the Company's investment in unconsolidated a VIE refer to Note 4, *Investment Operations,* to the consolidated financial statements.

## Policyholder Liabilities, Revenues, and Benefits Expense

### Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31,

2012, range from approximately 2.0% to 8.75%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

| | As of December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Balance beginning of year | $312,799 | $299,971 | $299,396 |
| Less: reinsurance | 161,450 | 156,932 | 148,479 |
| Net balance beginning of year | 151,349 | 143,039 | 150,917 |
| Incurred related to: | | | |
| Current year | 702,555 | 653,525 | 471,039 |
| Prior year | 62,926 | 65,269 | 35,555 |
| Total incurred | 765,481 | 718,794 | 506,594 |
| Paid related to: | | | |
| Current year | 664,744 | 639,118 | 457,511 |
| Prior year | 80,794 | 76,424 | 56,961 |
| Total paid | 745,538 | 715,542 | 514,472 |
| Other changes: | | | |
| Acquisition and reserve transfers | — | 5,058 | — |
| Net balance end of year | 171,292 | 151,349 | 143,039 |
| Add: reinsurance | 155,341 | 161,450 | 156,932 |
| Balance end of year | $326,633 | $312,799 | $299,971 |

**Universal Life and Investment Products**

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 2.0% to 8.75% and investment products ranged from 1.5% to 4.55% in 2012.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at fair value and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes mortality of 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2012, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2012, the GMDB was $19.6 million.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality that is consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2012, the net GMWB liability balance was $169.0 million.

**Property and Casualty Insurance Products**

Property and casualty insurance products include service contract business, surety bonds, guaranteed asset protection ("GAP"), and credit-related coverages. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

**Reinsurance**

The Company uses reinsurance extensively in certain of its segments and accounts for reinsurance and the recognition of the impact of reinsurance costs in accordance with the ASC Financial Services—Insurance Topic. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

**Reinsurance Accounting Methodology**—Ceded premiums of the Company's traditional life insurance products are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company utilizes reinsurance on certain short duration insurance contracts (primarily issued through the Asset Protection segment). As part of these reinsurance transactions the Company receives reinsurance allowances which reimburse the Company for acquisition costs such as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

Ceded premiums and policy fees on the Company's universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and annuity products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

**Reinsurance Allowances**—The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company's reinsurance treaties do, in fact, have ultimate renewal allowances that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company's practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company's practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is separately negotiated. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

**Amortization of Reinsurance Allowances**—Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

**Reinsurance Liabilities**—Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company's actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

**Components of Reinsurance Cost**—The following income statement lines are affected by reinsurance cost:

*Premiums and policy fees ("reinsurance ceded" on the Company's financial statements)* represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

*Benefits and settlement expenses* include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

*Amortization of deferred policy acquisition cost and VOBA* reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

*Other expenses* include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

**Accounting Pronouncements Recently Adopted**

**ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.** The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update was effective for the Company on January 1, 2012. The Company retrospectively adopted this Update, which resulted in a reduction in its deferred acquisition cost asset as well as a decrease in the amortization associated with those previously deferred costs. There was also a reduction in the level of costs the Company defers. For additional information on the effect this Update had on the Company, see Note 6, *Deferred Policy Acquisition Costs and Value of Business Acquired.*

**ASU No. 2011-03—Transfers and Servicing—Reconsideration of Effective Control for Repurchase Agreements.** This Update amends the assessment of effective control for repurchase agreements to remove 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and 2) the collateral maintenance implementation guidance related to the criterion. The Board determined that these criterion should not be a determining factor of effective control. This Update was effective for the first interim or annual period beginning on or after December 15, 2011. For the Company, the Update was applied to all repurchase agreements beginning January 1, 2012. The Company has modified its policies and procedures to ensure compliance with the updated guidance. There was no impact to the Company's results of operations or financial position as a result of this adoption.

**ASU No. 2011-04—Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.** The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRSs"). The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update expanded requirements for disclosing information about fair value measurements. These changes were effective for interim and annual periods beginning after December 15, 2011. The Company has included the required additional disclosures in Note 20, *Fair Value of Financial Instruments*, and has modified its policies and processes to ensure compliance with the updated guidance.

**ASU No. 2011-05—Comprehensive Income—Presentation of Comprehensive Income.** In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Company has implemented the two-statement report format outlined in ASU No. 2011-05 beginning in the first quarter of 2012. The amendments in this Update do not change the items that must be reported in other comprehensive income, or the timing of its subsequent reclassification to net income. This Update was effective January 1, 2012.

Commensurate with the effective date of ASU No. 2011-05, the requirement to present reclassifications from other comprehensive income on the face of the income statement, was deferred by ASU No. 2011-12—Comprehensive Income—Deferral of the Effective for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.

**ASU No. 2012-04—Technical Corrections and Improvements.** This Update contains changes intended to clarify the Codification or to correct unintended application of guidance, and which are not expected to have a significant effect on current accounting practice. In addition, this Update includes more substantive, limited-scope improvements to the Codification. These are items that represent narrow and incremental improvements to U.S. GAAP and are not purely technical corrections. This Update was effective upon issuance on October 1, 2012, and will not have an impact on the Company's results of operations or financial position.

### Accounting Pronouncements Not Yet Adopted

**ASU No. 2011-11—Balance Sheet—Disclosures about Offsetting Assets and Liabilities.** This Update contains new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under GAAP. As a result, entities with significant financial instrument and derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with GAAP. To facilitate comparison between financial statements prepared under GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. In January 2013, the FASB issued ASU No. 2013-01, which clarifies that application of ASU No. 2011-11 is limited to certain derivatives, repurchase and reverse repurchase agreements, and securities borrowing and securities lending transactions. Both Updates are effective January 1, 2013. However, the Company expects that neither Update will have an impact on the Company's results of operations or financial position.

**ASU No. 2012-02—Intangibles—Goodwill and Other—Testing Indefinite-Lived Intangible Assets for Impairment.** This Update is intended to reduce the complexity and cost of performing an impairment test for indefinite-lived intangible assets by allowing an entity the option to make a qualitative evaluation about the likelihood of impairment prior to the quantitative calculation required by current guidance. Under the amendments to Topic 350, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. If an entity determines it is not more likely than not that impairment exists, quantitative impairment testing is not required. However, if an entity concludes otherwise, the impairment test outlined in current guidance is required to be completed. The Update does not change the current requirement that indefinite-lived intangible assets be reviewed for impairment at least annually.

**ASU No. 2013-02—Comprehensive Income—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.** The amendments in this Update supersede the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05, Comprehensive Income—Presentation of Comprehensive Income, and ASU No. 2011-12, Comprehensive Income—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, for all entities. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. The Update requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. This Update will not have an impact on the Company's results of operations or financial position.

## 3. SIGNIFICANT ACQUISITIONS

On December 31, 2010, Protective Life Insurance Company ("PLICO"), the Company's principal operating subsidiary, completed the acquisition of all of the outstanding stock of United Investors Life Insurance Company ("United Investors"), pursuant to a Stock Purchase Agreement, between PLICO, Torchmark Corporation ("Torchmark") and its wholly owned subsidiaries, Liberty National Life Insurance Company ("Liberty National") and United Investors. The Company accounted for this transaction under the acquisition method of accounting as required by FASB guidance under the ASC Business

Combinations topic. This guidance requires that assets acquired and liabilities assumed are generally recorded at their fair values. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, PLICO closed a previously announced reinsurance transaction with Liberty Life Insurance Company ("Liberty Life") under the terms of which PLICO reinsured substantially all of the life and health business of Liberty Life. The transaction closed in conjunction with Athene Holding Ltd's acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by PLICO in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, PLICO invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction under the ASC Financial Services-Insurance topic in a manner similar to the acquisition method of accounting as required by the Financial Accounting Standards Board ("FASB") guidance under ASC Business Combinations topic.

The following (unaudited) pro forma condensed consolidated results of operations assumes that the aforementioned transactions with Liberty Life and United Investors was completed as of January 1, 2010:

| | Unaudited For The Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars In Thousands) | |
| Revenue | $3,648,971 | $3,482,514 |
| Net income | $ 316,429 | $ 272,436 |
| EPS—basic | $ 3.71 | $ 3.15 |
| EPS—diluted | $ 3.66 | $ 3.11 |

## 4. INVESTMENT OPERATIONS

Major categories of net investment income are summarized as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Fixed maturities | $1,453,702 | $1,416,861 | $1,302,226 |
| Equity securities | 21,187 | 21,274 | 18,516 |
| Mortgage loans | 349,877 | 336,542 | 311,253 |
| Investment real estate | 3,290 | 3,459 | 3,180 |
| Short-term investments | 64,729 | 69,791 | 72,803 |
| | 1,892,785 | 1,847,927 | 1,707,978 |
| Other investment expenses | 30,453 | 27,284 | 24,302 |
| Net investment income | $1,862,332 | $1,820,643 | $1,683,676 |

Net realized investment gains (losses) for all other investments are summarized as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Fixed maturities | $ 67,726 | $ 80,180 | $ 50,056 |
| Equity securities | (45) | 9,194 | 6,488 |
| Impairments on fixed maturity securities | (58,886) | (47,442) | (39,696) |
| Impairments on equity securities | — | — | (1,814) |
| Modco trading portfolio | 177,986 | 164,224 | 109,399 |
| Other investments | (14,632) | (18,683) | (11,577) |
| Total realized gains (losses)—investments | $172,149 | $187,473 | $112,856 |

For the year ended December 31, 2012, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $73.3 million and gross realized losses were $64.0 million, including $58.4 million of impairment losses. For the year ended December 31, 2011, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $104.8 million and gross realized losses were $62.1 million, including $46.7 million of impairment losses. For the year ended December 31, 2010, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $98.2 million and gross realized losses were $82.9 million, including $41.3 million of impairment losses.

For the year ended December 31, 2012, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $1.6 billion. The gain realized on the sale of these securities was $73.3 million. For the year ended December 31, 2011, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $104.8 million. For the year ended December 31, 2010, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.9 billion. The gain realized on the sale of these securities was $98.2 million.

For the year ended December 31, 2012, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $38.0 million. The loss realized on the sale of these securities was $5.6 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2011, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $264.0 million. The loss realized on the sale of these securities was $15.4 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2010, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $705.5 million. The loss realized on the sale of these securities was $41.6 million. The Company made the decision to exit these holdings to reduce exposure to the 2010 oil spill in the Gulf of Mexico, to issues with credit deterioration, and European financial institutions.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets.

The amortized cost and fair value of the Company's investments classified as available-for-sale as of December 31, are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Total OTTI Recognized in OCI[1] |
|---|---|---|---|---|---|
| | | (Dollars In Thousands) | | | |
| **2012** | | | | | |
| Fixed maturities: | | | | | |
| Bonds | | | | | |
| Residential mortgage-backed securities | $ 1,766,440 | $ 92,265 | $ (19,375) | $ 1,839,330 | $ (406) |
| Commercial mortgage-backed securities | 797,844 | 72,577 | (598) | 869,823 | — |
| Other asset-backed securities | 1,023,649 | 12,788 | (61,424) | 975,013 | (241) |
| U.S. government-related securities | 1,099,001 | 71,537 | (595) | 1,169,943 | — |
| Other government-related securities | 93,565 | 7,258 | (45) | 100,778 | — |
| States, municipals, and political subdivisions | 1,188,077 | 255,900 | (264) | 1,443,713 | — |
| Corporate bonds | 17,705,440 | 2,725,057 | (48,446) | 20,382,051 | (5,487) |
| | 23,674,016 | 3,237,382 | (130,747) | 26,780,651 | (6,134) |
| Equity securities | 389,821 | 12,443 | (10,033) | 392,231 | — |
| Short-term investments | 98,877 | — | — | 98,877 | — |
| | $24,162,714 | $3,249,825 | $(140,780) | $27,271,759 | $ (6,134) |
| **2011** | | | | | |
| Fixed maturities: | | | | | |
| Bonds | | | | | |
| Residential mortgage-backed securities | $ 2,345,578 | $ 82,594 | $ (86,042) | $ 2,342,130 | $(47,806) |
| Commercial mortgage-backed securities | 531,322 | 24,466 | (4,229) | 551,559 | — |
| Other asset-backed securities | 997,398 | 6,529 | (90,898) | 913,029 | (6,559) |
| U.S. government-related securities | 1,150,525 | 65,212 | (58) | 1,215,679 | — |
| Other government-related securities | 88,058 | 4,959 | — | 93,017 | — |
| States, municipals, and political subdivisions | 1,154,374 | 173,408 | — | 1,327,782 | — |
| Corporate bonds | 16,910,738 | 1,920,142 | (250,595) | 18,580,285 | 1,787 |
| | 23,177,993 | 2,277,310 | (431,822) | 25,023,481 | (52,578) |
| Equity securities | 328,833 | 5,993 | (16,635) | 318,191 | (74) |
| Short-term investments | 15,649 | — | — | 15,649 | — |
| | $23,522,475 | $2,283,303 | $(448,457) | $25,357,321 | $(52,652) |

(1) These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

The amortized cost and fair value of the Company's investments classified as held-to-maturity as of December 31, are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Total OTTI Recognized in OCI |
|---|---|---|---|---|---|
| | | (Dollars In Thousands) | | | |
| **2012** | | | | | |
| Fixed maturities: | | | | | |
| Other | $300,000 | $19,163 | $— | $319,163 | $— |
| | 300,000 | 19,163 | — | 319,163 | — |
| Equity securities | — | — | — | — | — |
| Short-term investments | — | — | — | — | — |
| | $300,000 | $19,163 | $— | $319,163 | $— |

As of December 31, 2012 and 2011, the Company had an additional $3.0 billion and $3.0 billion of fixed maturities, $19.6 million and $17.0 million of equity securities, and $118.9 million and $85.8 million of short-term investments classified as trading securities, respectively.

The amortized cost and fair value of available-for-sale and held-to-maturity fixed maturities as of December 31, 2012, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

| | Available-for-sale | | Held-to-maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (Dollars In Thousands) | | (Dollars In Thousands) | |
| Due in one year or less | $ 452,891 | $ 459,845 | $ — | $ — |
| Due after one year through five years | 4,576,491 | 5,004,080 | — | — |
| Due after five years through ten years | 6,290,995 | 6,976,137 | — | — |
| Due after ten years | 12,353,639 | 14,340,589 | 300,000 | 319,163 |
| | $23,674,016 | $26,780,651 | $300,000 | $319,163 |

During the year ended December 31, 2012, the Company recorded pre-tax other-than-temporary impairments of investments of $66.2 million, all of which were related to debt securities. Of the $66.2 million of impairments for the year ended December 31, 2012, $58.9 million was recorded in earnings and $7.3 million was recorded in other comprehensive income (loss). There were no impairments related to equity securities. For the year ended December 31, 2012, there were no other-than-temporary impairments related to debt securities or equity securities that the Company intended to sell or expected to be required to sell.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.3 million, all of which were related to debt securities. Of the $62.3 million of impairments for the year ended December 31, 2011, $47.4 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). There were no impairments related to equity securities. For the year ended December 31, 2011, pre-tax other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell were $52.8 million, with $37.9 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $9.5 million and were recorded in earnings.

During the year ended December 31, 2010, the Company recorded other-than-temporary impairments of investments of $75.3 million. Of the $75.3 million of impairments for the year ended December 31, 2010, $41.5 million was recorded in earnings and $33.8 million was recorded in other comprehensive income (loss). For the year ended December 31, 2010, there was $2.5 million of other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there was $72.8 million of other-than-temporary impairments related to debt securities. During this period, there was no other-than-temporary impairments related to debt securities or equity securities that the Company intends to sell or expects to be required to sell.

The following chart is a rollforward of available-for-sale credit losses on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Beginning balance | $ 69,719 | $39,427 | $ 25,076 |
| Additions for newly impaired securities | 26,961 | 12,731 | 27,029 |
| Additions for previously impaired securities | 25,441 | 20,650 | 4,970 |
| Reductions for previously impaired securities due to a change in expected cash flows | — | — | — |
| Reductions for previously impaired securities that were sold in the current period | — | (3,089) | (17,648) |
| Other | — | — | — |
| Ending balance | $122,121 | $69,719 | $ 39,427 |

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2012:

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| | (Dollars In Thousands) | | | | | |
| Residential mortgage-backed securities | $ 101,522 | $ (9,605) | $166,000 | $ (9,770) | $ 267,522 | $ (19,375) |
| Commercial mortgage-backed securities | 50,601 | (598) | — | — | 50,601 | (598) |
| Other asset-backed securities | 479,223 | (28,179) | 242,558 | (33,245) | 721,781 | (61,424) |
| U.S. government-related securities | 107,802 | (595) | — | — | 107,802 | (595) |
| Other government-related securities | 14,955 | (45) | — | — | 14,955 | (45) |
| States, municipalities, and political subdivisions | 11,526 | (264) | — | — | 11,526 | (264) |
| Corporate bonds | 777,552 | (23,663) | 364,110 | (24,783) | 1,141,662 | (48,446) |
| Equities | 35,059 | (5,150) | 21,954 | (4,883) | 57,013 | (10,033) |
| | $1,578,240 | $(68,099) | $794,622 | $(72,681) | $2,372,862 | $(140,780) |

RMBS have a gross unrealized loss greater than twelve months of $9.8 million as of December 31, 2012. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $33.2 million as of December 31, 2012. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). These unrealized losses have occurred within the Company's auction rate securities ("ARS") portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary.

The corporate bonds category has gross unrealized losses greater than twelve months of $24.8 million as of December 31, 2012. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information.

The equities category has a gross unrealized loss greater than twelve months of $4.9 million as of December 31, 2012. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| | | | (Dollars In Thousands) | | | |
| Residential mortgage-backed securities | $ 277,858 | $ (15,447) | $ 527,120 | $ (70,595) | $ 804,978 | $ (86,042) |
| Commercial mortgage-backed securities | 78,892 | (4,229) | — | — | 78,892 | (4,229) |
| Other asset-backed securities | 531,653 | (32,074) | 190,639 | (58,824) | 722,292 | (90,898) |
| U.S. government-related securities | 21,311 | (58) | — | — | 21,311 | (58) |
| Corporate bonds | 1,880,931 | (132,297) | 526,333 | (118,298) | 2,407,264 | (250,595) |
| Equities | 50,638 | (8,436) | 22,295 | (8,199) | 72,933 | (16,635) |
| | $2,841,283 | $(192,541) | $1,266,387 | $(255,916) | $4,107,670 | $(448,457) |

RMBS have a gross unrealized loss greater than twelve months of $70.6 million as of December 31, 2011. The non-agency RMBS market experienced improvements during the year, but these losses represent securities where credit concerns are more pronounced. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $58.8 million as of December 31, 2011. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). These unrealized losses have occurred within the Company's auction rate securities ("ARS") portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary.

The corporate bonds category has gross unrealized losses greater than twelve months of $118.3 million as of December 31, 2011. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information.

The equities category has a gross unrealized loss greater than twelve months of $8.2 million as of December 31, 2011. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

As of December 31, 2012, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.7 billion. In addition, included in the Company's trading portfolio, the Company held $367.1 million of securities which were rated below investment grade. Approximately $416.5 million of the below investment grade securities were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Fixed maturities | $819,746 | $761,437 | $696,758 |
| Equity securities | 8,484 | (13,292) | 9,701 |

The Company held $12.2 million of non-income producing investments, consisting of fixed maturities, equities, and investment real estate for the year ended December 31, 2012.

Included in the Company's invested assets are $865.4 million of policy loans as of December 31, 2012. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

**Securities Lending**

In prior periods, the Company participated in securities lending, primarily as an enhancement to its investment yield. During the second quarter of 2011, the Company discontinued this program. Certain collateral assets, which the Company previously intended to dispose of and on which it recorded an other-than-temporary impairment of $1.3 million, were instead retained by the Company and are included in its fixed maturities as of December 31, 2012 with a balance of $3.7 million. The Company currently does not have any intent to sell these securities, nor does the Company anticipate being required to sell them.

**Variable Interest Entities**

The Company holds certain investments in entities in which its ownership interests could possibly considered variable interests under Topic 810 of the FASB ASC (excluding debt and equity securities held as trading, available for sale, or held to maturity). The Company reviews the characteristics of each of these applicable entities and compares those characteristics to applicable criteria to determine whether the entity is a Variable Interest Entity ("VIE"). If the entity is determined to be a VIE, the Company then performs a detailed review to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company is the primary beneficiary. ASC 810 provides that an entity is the primary beneficiary of a VIE if the entity has 1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

Based on this analysis, the Company had an interest in one wholly owned subsidiary, Red Mountain, LLC ("Red Mountain"), that was determined to be a VIE as of December 31, 2012. The activity most significant to Red Mountain is the issuance of a note in connection with a financing transaction involving Golden Gate V Vermont Captive Insurance Company ("Golden Gate V") and the Company in which Golden Gate V issued non-recourse funding obligations to Red Mountain and Red Mountain issued the note to Golden Gate V. Credit enhancement on the Red Mountain Note is provided by an unrelated third party. For details of this transaction, see Note 10, *Debt and Other Obligations*. The Company had the power, via its 100% ownership through an affiliate, to direct the activities of the VIE, but did not have the obligation to absorb losses related to the primary risks or sources of variability to the VIE. The variability of loss would be borne primarily by the third party in its function as provider of credit enhancement on the Red Mountain Note. Accordingly, it was determined that the Company is not the primary beneficiary of the VIE. The Company's risk of loss related to the VIE is limited to its investment of $10,000. Additionally, the holding company ("PLC") has guaranteed the VIE's credit enhancement fee obligation to the unrelated third party provider.

## 5. MORTGAGE LOANS

**Mortgage Loans**

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2012, the Company's mortgage loan holdings were approximately $5.0 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which it has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2012:

| Type | Percentage of Mortgage Loans on Real Estate |
|---|---|
| Retail | 67.3% |
| Office Buildings | 13.7 |
| Apartments | 9.5 |
| Warehouses | 7.4 |
| Other | 2.1 |
| | 100.0% |

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 2% of mortgage loans. Approximately 65.5% of the mortgage loans are on properties located in the following states:

| State | Percentage of Mortgage Loans on Real Estate |
|---|---|
| Texas | 11.6% |
| Georgia | 8.9 |
| Alabama | 7.6 |
| Tennessee | 7.3 |
| Florida | 7.0 |
| Ohio | 5.4 |
| North Carolina | 5.2 |
| South Carolina | 4.9 |
| Utah | 4.5 |
| California | 3.1 |
| | 65.5% |

During 2012, the Company funded approximately $315.3 million of new loans, with an average loan size of $3.7 million. The average size mortgage loan in the portfolio as of December 31, 2012, was $2.5 million, and the weighted-average interest rate was 6.11%. The largest single mortgage loan was $40.2 million.

Certain of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $224.8 million would become due in 2013, $1.3 billion in 2014 through 2018, $599.0 million in 2019 through 2023, and $179.6 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2012 and December 31, 2011, approximately $817.3 million and $876.8 million, respectively, of the Company's mortgage loans have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

As of December 31, 2012, approximately $23.9 million, or 0.06%, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2012, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings under Topic 310 of the FASB ASC. These transactions generally included acceptance of assets in satisfaction of principal or foreclosure on collateral property, and were the result of agreements between the creditor and the debtor or imposition of law. For all mortgage loans, the impact of troubled debt restructurings is reflected in the Company's investment balance and in the allowance for mortgage loan credit losses. Transactions accounted for as troubled debt restructurings during the year ended December 31, 2012 resulted in a reduction of $7.8 million in the Company's investment in mortgage loans, net of existing allowances for mortgage loan losses. None of these loans remained on the Company's balance sheets as of December 31, 2012. The Company's mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those subject to a contractual pooling and servicing agreement.

As of December 31, 2012, $12.6 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. In addition, the Company foreclosed on certain nonperforming loans and converted them to $4.2 million of real estate properties during the year ended December 31, 2012.

As of December 31, 2012, $6.9 million of loans subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the year ended December 31, 2012. In addition, the Company foreclosed on certain nonperforming loans and recognized a loss of $0.3 million upon the sale of real estate properties during the year ended December 31, 2012.

As of December 31, 2012 and December 31, 2011, the Company had an allowance for mortgage loan credit losses of $2.9 million and $6.5 million, respectively. Due to the Company's loss experience and nature of the loan portfolio, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating the allowance, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the current estimated fair value of the loan's underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan.

A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Beginning balance | $ 6,475 | $ 11,650 |
| Charge offs | (9,840) | (16,278) |
| Recoveries | (628) | (2,471) |
| Provision | 6,868 | 13,574 |
| Ending balance | $ 2,875 | $ 6,475 |

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status. An analysis of the delinquent loans is shown in the following chart as of December 31, 2012.

| | 30 - 59 Days Delinquent | 60 - 89 Days Delinquent | Greater than 90 Days Delinquent | Total Delinquent |
|---|---|---|---|---|
| | | (Dollars In Thousands) | | |
| Commercial mortgage loans | $12,149 | $2,270 | $17,217 | $31,636 |
| Number of delinquent commercial mortgage loans | 7 | 1 | 6 | 14 |

The Company's commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on impaired loans to ninety days of interest. Once accrued interest on the impaired loan is received, interest income is recognized on a cash basis. For information regarding impaired loans, please refer to the following chart as of December 31:

| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized | Cash Basis Interest Income |
|---|---|---|---|---|---|---|
| | | | (Dollars In Thousands) | | | |
| **2012** | | | | | | |
| Commercial mortgage loans: | | | | | | |
| With no related allowance recorded | $14,619 | $16,942 | $ — | $2,088 | $ 53 | $100 |
| With an allowance recorded | 13,927 | 13,927 | 2,875 | 3,482 | 154 | 154 |
| **2011** | | | | | | |
| Commercial mortgage loans: | | | | | | |
| With no related allowance recorded | $ 7,917 | $10,926 | $ — | $1,979 | $ 34 | $ 34 |
| With an allowance recorded | 15,521 | 15,521 | 6,475 | 5,174 | 117 | 181 |

## 6. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

On January 1, 2012, the Company adopted ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. For more information on how this Updated impacted our accounting policies related to deferred acquisition costs, refer to the

Accounting Pronouncements Recently Adopted section of Note 2, *Summary of Significant Accounting Policies*. The Company retrospectively adopted this Update, which resulted in several adjustments to the Company's balance sheet on the date of adoption and income statements for periods prior to January 1, 2012. The Update primarily resulted in a reduction in its deferred acquisition cost asset as well as a decrease in the amortization associated with those deferred costs. There was also a reduction in the level of costs the Company defers. As part of the Company's retrospective adoption of this Update a cumulative effect adjustment was recorded as of January 1, 2009 which was the earliest period presented in the Company's recast 2011 financial statements filed on Form 8-K on May 14, 2012. The cumulative effect adjustment resulted in a decrease of $447.2 million in retained earnings, a decrease of $23.3 million in accumulated other comprehensive income and an overall decrease of $470.5 million in total shareowners' equity.

The chart shown below summarizes the effect of the adjustments on the Company's 2011 consolidated balance sheet (only balances impacted by the Update are presented):

| | As of December 31, 2011 | | |
|---|---|---|---|
| | As originally reported | As adjusted | Effect of Change |
| | (Dollars In Thousands) | | |
| **Assets:** | | | |
| Deferred policy acquisition costs and value of business acquired | $ 4,036,757 | $ 3,248,041 | $(788,716) |
| **Total assets** | **$52,932,085** | **$52,143,369** | **$(788,716)** |
| **Liabilities:** | | | |
| Deferred income taxes | $ 1,540,397 | $ 1,260,629 | $(279,768) |
| **Total liabilities** | **$48,712,370** | **$48,432,602** | **$(279,768)** |
| **Equity:** | | | |
| Retained earnings | $ 2,719,492 | $ 2,191,319 | $(528,173) |
| Accumulated other comprehensive income (loss): | | | |
| Net unrealized gain (losses) on investments, net of income tax | 1,074,878 | 1,094,103 | 19,225 |
| **Total equity** | **$ 4,219,715** | **$ 3,710,767** | **$(508,948)** |
| **Total liabilities and shareowners' equity** | **$52,932,085** | **$52,143,369** | **$(788,716)** |

The charts shown below summarize the effect of the adjustments on the Company's income statement for the years ended December 31, 2011 and 2010 (only balances impacted by the Update are presented).

| | For The Year Ended December 31, 2011 | | |
|---|---|---|---|
| | As originally reported | As adjusted | Effect of Change |
| | (Dollars In Thousands) | | |
| **Expenses:** | | | |
| Amortization of deferred policy acquisition costs and value of business acquired | $ 315,923 | $ 264,993 | $(50,930) |
| Other operating expenses | 509,594 | 597,200 | 87,606 |
| Total benefits and expenses | 3,058,990 | 3,095,666 | 36,676 |
| Income before income tax | 507,152 | 470,476 | (36,676) |
| Income tax (benefit) expense | 167,837 | 154,839 | (12,998) |
| **Net income** | **$ 339,315** | **$ 315,637** | **$(23,678)** |
| Less: Net loss attributable to noncontrolling interests | 245 | 245 | — |
| **Net Income available to PLC's common shareowners** | **$ 339,070** | **$ 315,392** | **$(23,678)** |
| Net income available to PLC's common shareowners—basic | $ 3.98 | $ 3.70 | $ (0.28) |
| Net income available to PLC's common shareowners—diluted | $ 3.92 | $ 3.65 | $ (0.27) |

| | For The Year Ended December 31, 2010 | | |
|---|---|---|---|
| | As originally reported | As adjusted | Effect of Change |
| | (Dollars In Thousands) | | |
| **Expenses:** | | | |
| Amortization of deferred policy acquisition costs and value of business acquired | $ 209,722 | $ 164,963 | $(44,759) |
| Other operating expenses | 409,741 | 508,591 | 98,850 |
| Total benefits and expenses | 2,708,892 | 2,762,983 | 54,091 |
| Income before income tax | 388,863 | 334,772 | (54,091) |
| Income tax (benefit) expense | 129,067 | 109,903 | (19,164) |
| **Net income** | **$ 259,796** | **$ 224,869** | **$(34,927)** |
| Less: Net loss attributable to noncontrolling interests | (445) | (445) | — |
| **Net Income available to PLC's common shareowners** | **$ 260,241** | **$ 225,314** | **$(34,927)** |
| Net income available to PLC's common shareowners—basic | $ 3.01 | $ 2.60 | $ (0.41) |
| Net income available to PLC's common shareowners—diluted | $ 2.97 | $ 2.57 | $ (0.40) |

The charts shown below summarize the effect of the adjustments on the Company's cash flow statement for the years ended December 31, 2011 and 2010 (only balances impacted by the Update are presented).

| | For The Year Ended December 31, 2011 | | |
|---|---|---|---|
| | As originally reported | As adjusted | Effect of Change |
| | (Dollars In Thousands) | | |
| **Cash flows from operating activities** | | | |
| Net income | $ 339,315 | $ 315,637 | $(23,678) |
| Amortization of deferred policy acquisition costs and value of business acquired | 315,923 | 264,993 | (50,930) |
| Capitalization of deferred policy acquisition costs | (453,761) | (366,156) | 87,605 |
| Deferred income tax | 98,890 | 85,893 | (12,997) |
| **Change to net cash (used in) provided by operating activities** | $ 300,367 | $ 300,367 | $ — |

| | For The Year Ended December 31, 2010 | | |
|---|---|---|---|
| | As originally reported | As adjusted | Effect of Change |
| | (Dollars In Thousands) | | |
| **Cash flows from operating activities** | | | |
| Net income | $ 259,796 | $ 224,869 | $(34,927) |
| Amortization of deferred policy acquisition costs and value of business acquired | 209,722 | 164,963 | (44,759) |
| Capitalization of deferred policy acquisition costs | (480,383) | (382,553) | 97,830 |
| Deferred income tax | 101,317 | 82,516 | (18,801) |
| Other, net | (8,631) | (7,974) | 657 |
| **Change to net cash (used in) provided by operating activities** | $ 81,821 | $ 81,821 | $ — |

**Deferred policy acquisition costs**

The balances and changes in DAC are as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Balance, beginning of period | $2,316,434 | $2,211,256 |
| Capitalization of commissions, sales, and issue expenses | 312,684 | 366,156 |
| Amortization | (116,829) | (174,801) |
| Change in unrealized investment gains and losses | (90,600) | (86,177) |
| Balance, end of period | $2,421,689 | $2,316,434 |

**Value of business acquired**

The balances and changes in VOBA are as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Balance, beginning of period | $931,607 | $881,324 |
| Acquisitions | — | 137,418 |
| Amortization | (86,736) | (90,192) |
| Change in unrealized gains and losses | (27,041) | 3,057 |
| Balance, end of period | $817,830 | $931,607 |

The expected amortization of VOBA for the next five years is as follows:

| Years | Expected Amortization |
|---|---|
| | (Dollars In Thousands) |
| 2013 | $71,285 |
| 2014 | 63,386 |
| 2015 | 55,618 |
| 2016 | 50,957 |
| 2017 | 43,753 |

## 7. GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

| | Life Marketing | Acquisitions | Asset Protection | Corporate and Other | Total Consolidated |
|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | |
| Balance as of December 31, 2010 | $10,192 | $41,812 | $62,671 | $83 | $114,758 |
| Tax benefit of excess tax goodwill | — | (3,099) | — | — | (3,099) |
| Balance as of December 31, 2011 | 10,192 | 38,713 | 62,671 | 83 | 111,659 |
| Tax benefit of excess tax goodwill | — | (3,098) | — | — | (3,098) |
| Balance as of December 31, 2012 | $10,192 | $35,615 | $62,671 | $83 | $108,561 |

During the year ended December 31, 2012 and 2011, the Company decreased its goodwill balance by approximately $3.1 million and $3.1 million, respectively. The decreases were due to an adjustment in the Acquisitions segment related to tax benefits realized during 2012 and 2011 on the portion of tax goodwill in excess of GAAP basis goodwill.

## 8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GMWB rider is classified as an embedded derivative and is carried at fair value on the Company's balance sheet. The variable annuity separate account balances subject to GMWB were $7.2 billion as of December 31, 2012. For more information regarding the valuation of and income impact of GMWB please refer to Note 2, *Summary of Significant Accounting Policies*, Note 20, *Fair Value of Financial Instruments*, and Note 21, *Derivative Financial Instruments*.

The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 6.54%, age-based mortality consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 0.8% - 38.7% (depending on product type and duration), and an average discount rate of 6.2%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $9.6 billion as of December 31, 2012. The total GMDB amount payable based on variable annuity account balances as of December 31, 2012, was $149.8 million (including $129.3 million in the Annuities segment and $20.5 million in the Acquisitions segment) with a GMDB reserve of $19.3 million and $0.3 million in the Annuities and Acquisitions segment, respectively. The average attained age of contract holders as of December 31, 2012 for the Company was 67.

These amounts exclude the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four non-insurance companies (which collectively are referred to as the "Chase Insurance Group") which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC"), under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $20.9 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2012, was 64.

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| | **(Dollars In Thousands)** | | |
| Beginning balance | $ 9,798 | $6,412 | $ 342 |
| Incurred guarantee benefits | 14,087 | 7,171 | 11,799 |
| Less: Paid guarantee benefits | 4,279 | 3,785 | 5,729 |
| Ending balance | $19,606 | $9,798 | $ 6,412 |

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

| | As of December 31, | |
|---|---|---|
| | **2012** | **2011** |
| | **(Dollars In Thousands)** | |
| Equity mutual funds | $6,171,196 | $3,972,729 |
| Fixed income mutual funds | 3,381,581 | 2,185,654 |
| Total | $9,552,777 | $6,158,383 |

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset was as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Deferred asset, beginning of period | $125,527 | $112,147 | $116,298 |
| Amounts deferred | 23,362 | 29,472 | 25,587 |
| Amortization | (4,940) | (16,092) | (29,738) |
| Deferred asset, end of period | $143,949 | $125,527 | $112,147 |

## 9. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2012, the Company had reinsured approximately 60% of the face value of its life insurance in-force. The Company has reinsured approximately 26% of the face value of its life insurance in-force with the following three reinsurers:

- Security Life of Denver Insurance Co. (currently administered by Hanover Re)
- Swiss Re Life & Health America Inc.
- Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2012, 2011, or 2010 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Millions) | | |
| Direct life insurance in-force | $ 706,416 | $ 728,670 | $ 753,519 |
| Amounts assumed from other companies | 30,470 | 32,813 | 18,799 |
| Amounts ceded to other companies | (444,951) | (469,530) | (495,056) |
| Net life insurance in-force | $ 291,935 | $ 291,953 | $ 277,262 |
| Percentage of amount assumed to net | 10% | 11% | 7% |

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Millions) | | |
| Direct premiums | $ 2,227 | $ 2,245 | $ 2,153 |
| Reinsurance assumed | 282 | 248 | 167 |
| Reinsurance ceded | (1,229) | (1,278) | (1,284) |
| Net premiums[1] | $ 1,280 | $ 1,215 | $ 1,036 |
| Percentage of amount assumed to net | 22% | 20% | 16% |

[1] Includes annuity policy fees of $103.8 million, $74.9 million, and $43.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company has also reinsured accident and health risks representing $12.1 million, $14.5 million, and $17.1 million of premium income, while the Company has assumed accident and health risks representing $29.4 million, $21.7 million, and $0.1 million of premium income for 2012, 2011, and 2010, respectively. In addition, the Company reinsured property and casualty risks representing $105.3 million, $102.0 million, and $106.8 million of premium income, while the Company assumed property and casualty risks representing $6.8 million, $6.3 million, and $7.1 million of premium income for 2012, 2011, and 2010, respectively.

As of December 31, 2012 and 2011, policy and claim reserves relating to insurance ceded of $5.7 million and $5.6 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2012 and 2011, the Company had paid $105.0 million and $127.1 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2012 and 2011, the Company had receivables of $66.1 million and $64.9 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender's Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC ("CENTRIX"), the originator and servicer of the business, and was the result of the Company's assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The Company ceased offering the Lender's Indemnity product in 2003 with the last policy expiring in 2009. During 2010, the Company successfully settled its last claim and as a result of this final settlement, $7.8 million in excess reserves were released in the first quarter of 2010.

The Company's third party reinsurance receivables amounted to $5.8 billion and $5.6 billion as of December 31, 2012 and 2011, respectively. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Reinsurance Receivable | A.M. Best Rating | Reinsurance Receivable | A.M. Best Rating |
| | (Dollars In Millions) | | | |
| Security Life of Denver Insurance Co. | $649.1 | A | $626.4 | A |
| Swiss Re Life & Health America, Inc. | 625.9 | A+ | 624.4 | A+ |
| Lincoln National Life Insurance Co. | 472.3 | A+ | 479.4 | A+ |
| Transamerica Life Insurance Co. | 425.5 | A+ | 392.9 | A+ |
| American United Life Insurance Co. | 321.3 | A+ | 325.1 | A+ |
| Employers Reassurance Corp. | 257.7 | A− | 290.2 | A− |
| The Canada Life Assurance Company | 219.8 | A+ | 219.1 | A+ |
| RGA Reinsurance Co. | 215.4 | A+ | 228.2 | A+ |
| Scottish Re (U.S.), Inc. | 180.5 | NR[1] | 179.9 | NR[1] |
| XL Life Ltd. | 179.6 | A− | 183.0 | A− |

(1) Scottish Re (U.S.), Inc. is not rated as of December 31, 2012 and 2011.

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

## 10. DEBT AND OTHER OBLIGATIONS

### Debt and Subordinated Debt Securities

Debt and subordinated debt securities are summarized as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Debt (year of issue): | | |
| Revolving Line Of Credit | $ 50,000 | $ 170,000 |
| 4.30% Senior Notes (2003), due 2013 | 250,000 | 250,000 |
| 4.875% Senior Notes (2004), due 2014 | 150,000 | 150,000 |
| 6.40% Senior Notes (2007), due 2018 | 150,000 | 150,000 |
| 7.375% Senior Notes (2009), due 2019 | 400,000 | 400,000 |
| 8.00% Senior Notes (2009), due 2024, callable 2014 | 100,000 | 100,000 |
| 8.45% Senior Notes (2009), due 2039 | 300,000 | 300,000 |
| | $1,400,000 | $1,520,000 |
| Subordinated debt securities (year of issue): | | |
| 7.50% Subordinated Debentures (2001), due 2031, callable 2006 | $ — | $ 103,093 |
| 7.25% Subordinated Debentures (2002), due 2032, callable 2007 | — | 118,557 |
| 6.125% Subordinated Debentures (2004), due 2034, callable 2009 | 103,093 | 103,093 |
| 6.25% Subordinated Debentures (2012) due 2042, callable 2017 | 287,500 | — |
| 6.00% Subordinated Debentures (2012) due 2042, callable 2017 | 150,000 | — |
| 7.25% Capital Securities (2006), due 2066, callable 2011 | — | 200,000 |
| | $ 540,593 | $ 524,743 |

During the year ended December 31, 2012, $421.7 million of the Company's Subordinated Debentures were called and paid in full, along with applicable accrued interest.

For the next five years, the Company's future maturities of debt, excluding notes payable to banks, and subordinated debt securities are $250.0 million in 2013, $150.0 million in 2014, and $1,490.6 million thereafter.

Under a revolving line of credit arrangement that was in effect as of July 17, 2012 (the "Credit Facility"), the Company had the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million. The Company had the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrued interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that the Company was liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility was April 16, 2013. There was an outstanding balance of $160.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of July 17, 2012.

On July 17, 2012 the Company replaced the Credit Facility with a new credit facility ("2012 Credit Facility"). Under the 2012 Credit Facility, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $750 million. The Company has the right in certain circumstances to request that the commitment under the 2012 Credit Facility be increased up to a maximum principal amount of $1.0 billion. Balances outstanding under the 2012 Credit Facility accrue interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of the Company's senior unsecured long-term debt ("Senior Debt"), or (ii) the sum of (A) a rate equal to the highest of (x) the

Administrative Agent's prime rate, (y) 0.50% above the Federal Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of the Company's Senior Debt. The 2012 Credit Facility also provides for a facility fee at a rate that varies with the ratings of the Company's Senior Debt and that is calculated on the aggregate amount of commitments under the 2012 Credit Facility, whether used or unused. The maturity date on the 2012 Credit Facility is July 17, 2017. The Company is not aware of any non-compliance with the financial debt covenants of the 2012 Credit Facility as of December 31, 2012. There was an outstanding balance of $50.0 million at an interest rate of LIBOR plus 1.20% under the 2012 Credit Facility as of December 31, 2012.

The following is a summary of the Company's estimated debt covenant calculations as of December 31, 2012:

| | Requirement | Actual Results |
|---|---|---|
| Consolidated net worth margin | greater than or equal to 0 | greater than $500 million |
| Debt to total capital ratio* | Less than 40% | Approximately 30% |
| Total adjusted capital margin | greater than or equal to 0 | Approximately $2.0 billion |
| Interest cash inflow available compared to adjusted consolidated interest expense | greater than 2.0 to 1 | greater than 5.0 to 1 |

* Excludes $800 million of senior notes issued in 2009

The Company has also accessed capital from subordinated debt securities issued to a wholly owned subsidiary trust of which $103.1 million was outstanding as of December 31, 2012. Securities currently outstanding were offered through a trust (PLC Capital Trust V). The trust was formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trust are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trust. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In May 2003, the Company closed on offerings of $250.0 million of 4.30% Senior Notes due in 2013. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 2003.

In October 2004, the Company closed on offerings of $150.0 million of 4.875% Senior Notes due in 2014. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2005.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company had the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities were redeemed in full during 2012.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. Under the terms of the Senior Notes, interest on the Senior Notes is payable semi-annually in arrears on January 15 and July 15. The maturity date is January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, the Company is the sole holder of the total $800.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

During 2012, the Company issued $287.5 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $103.1 million of Subordinated Debentures due 2031, $118.6 million of Subordinated Debentures due in 2032 and $75.0 million of Capital Securities due in 2066 at par value. The transaction resulted in an expense of $7.2 million related the write off of deferred issue costs associated with the called Debentures.

During 2012, the Company issued $150.0 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $125.0 million of Capital Securities due in 2066 at par value and the remaining for general working capital purposes. The transaction resulted in an expense of $4.0 million related to the write off of deferred issue costs associated with the called Debentures.

**Non-Recourse Funding Obligations**

*Golden Gate II Captive Insurance Company*

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special purpose financial captive insurance company wholly owned by PLICO, had $575 million of outstanding non-recourse funding obligations as of December 31, 2012. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates own a portion of these securities. As of December 31, 2012, securities related to $286.0 million of the outstanding balance of the non-recourse funding obligations were held by external parties and securities related to $289.0 million of the non-recourse funding obligations were held by our affiliates. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of a higher spread component of interest expense associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from us or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate II obligating us to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.

*Golden Gate V Vermont Captive Insurance Company*

On October 10, 2012, Golden Gate V and Red Mountain, indirect wholly owned subsidiaries of the Company, entered into a 20-year transaction to finance up to $945 million of "AXXX" reserves related to a block of universal life insurance policies with secondary guarantees issued by our direct wholly owned subsidiary PLICO and indirect wholly owned subsidiary, WCL. Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of $275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit to a reinsurance trust supporting Golden Gate V's obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of PLICO. Through the structure, Hannover Life Reassurance Company of America ("Hannover Re"), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain note for the 20-year term in exchange for a fee. The transaction is "non-recourse" to Golden Gate V, Red Mountain, WCL, PLICO and the Company, meaning that none of these companies are liable for the reimbursement of any credit enhancement payments required to be made. As of December 31, 2012, the principal balance of the Red Mountain note was $300 million. In connection with the transaction, we have entered into certain support agreements under which we guarantee or otherwise support certain obligations of Golden Gate V or Red Mountain.

In connection with the transaction outlined above, Golden Gate V had a $300 million outstanding non-recourse funding obligation as of December 31, 2012. This non-recourse funding obligation matures in 2037, has scheduled increases in principal to a maximum of $945 million, and accrues interest at a fixed annual rate of 6.25%.

Non-recourse funding obligations outstanding as of December 31, 2012, on a consolidated basis, are shown in the following table:

| Issuer | Balance | Maturity Year | Year-to-Date Weighted-Avg Interest Rate |
|---|---|---|---|
| | (Dollars In Thousands) | | |
| Golden Gate II Captive Insurance Company | $286,000 | 2052 | 1.12% |
| Golden Gate V Vermont Captive Insurance Company | 300,000 | 2037 | 6.25% |
| Total | $586,000 | | |

During 2012, the Company repurchased $121.8 million of its outstanding non-recourse funding obligations, at a discount. These repurchases resulted in a $38.4 million pre-tax gain for the Company. For the year ended December 31, 2011, the Company repurchased $124.6 million of its outstanding non-recourse funding obligations, at a discount. These repurchases resulted in a $40.1 million pre-tax gain for the Company. These gains are recorded in other income in the consolidated statements of income.

**Letters of Credit**

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $580 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement. In addition, the Company has entered into certain support agreements with Golden Gate III obligating the Company to make capital contributions or provide support related to certain of Golden Gate III's expenses and in certain circumstances, to collateralize certain of its obligations to Golden Gate III.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2012 and was $625 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement. In addition, the Company has entered into certain support agreements with Golden Gate IV obligation the Company to make capital contributions or provide support related to certain of Golden Gate IV's expenses and in certain circumstances, to collateralize certain of its obligations to Golden Gate IV.

**Repurchase Program Borrowings**

While the Company anticipates that the cash flows of its operating subsidiaries will be sufficient to meet its investment commitments and operating cash needs in a normal credit market environment, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has established repurchase agreement programs for certain of its insurance subsidiaries to provide liquidity when needed. The Company expects that the rate received on its investments will equal or exceed its borrowing rate. Under this program, the Company may, from time to time, sell an investment security at a specific price and agree to repurchase that security at another specified price at a later date. The market value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities. As of December 31, 2012, the fair value of securities pledged under the repurchase program was $168.1 million and the repurchase obligation of $150.0 million was included in the Company's consolidated balance sheets (at an average borrowing rate of 15 basis points). During 2012, the maximum balance outstanding at any one point in time related to these programs was $425.0 million. The average daily balance was $266.3 million (at an average borrowing rate of 14 basis points) during the year ended December 31, 2012. As of December 31, 2011, the Company had no outstanding balance related to such borrowings. These borrowings are for a term less than thirty days. During 2011, the maximum balance outstanding at any one point in time related to these programs was $348.2 million. The average daily balance was $147.7 million (at an average borrowing rate of 13 basis points) during the year ended December 31, 2011.

**Interest Expense**

Interest expense on long-term debt and subordinated debt securities totaled $131.5 million, $130.9 million, and $131.1 million in 2012, 2011, and 2010, respectively. The $0.6 million variance was primarily related to increased interest expense on the Company's Credit Facility. The interest expense on non-recourse funding obligations and other obligations was $28.7 million, $28.2 million, and $20.0 million in 2012, 2011, and 2010, respectively. The $0.5 million variance was primarily due to an increase in interest expense on the Golden Gate V non-recourse funding obligation which was mostly offset by reductions in interest expense as a result of the Company's repurchase of non-recourse funding obligations during the year.

## 11. COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnity agreements with each of its current directors that provide, among other things and subject to certain limitations, a contractual right to indemnification to the fullest extent permissible under the law. The Company has agreements with certain of its officers providing up to $10 million in indemnification. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's governance documents.

The Company leases administrative and marketing office space in approximately 20 cities including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The Company had rental expense of $7.1 million, $6.8 million, and $6.9 million for the years ended December 31, 2012, 2011, and 2010, respectively. The aggregate annualized rent was approximately $6.9 million for the year ended December 31, 2012. The following is a schedule by year of future minimum rental payments required under these leases:

| Year | Amount |
|---|---|
| | (Dollars In Thousands) |
| 2013 | $6,948 |
| 2014 | 5,462 |
| 2015 | 4,229 |
| 2016 | 2,664 |
| 2017 | 740 |
| Thereafter | 235 |

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

| Year | Amount |
|---|---|
| | (Dollars In Thousands) |
| 2013 | $ 679 |
| 2014 | 75,065 |

As of December 31, 2012 and 2011, the Company had outstanding mortgage loan commitments of $182.6 million at an average rate of 5.10% and $182.4 million at an average rate of 5.58%, respectively.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. In addition, from time to time, companies may be asked to contribute amounts beyond prescribed limits. Most insurance guaranty fund laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. The Company does not believe its insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Publicly held companies in general and the financial services and insurance industries in particular are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such outcome will have an impact, either individually or in the aggregate, on its financial condition or results of operations that differs materially from the Company's established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company's financial condition or results of operations for any particular reporting period.

In the IRS audit that concluded during this quarter, the IRS proposed favorable and unfavorable adjustments to the Company's 2003 through 2007 reported taxable incomes. The Company protested certain unfavorable adjustments and is seeking resolution at the IRS' Appeals Division. Although it cannot be certain, the Company believes that the Appeals process will conclude within the next 12 months. If the IRS prevails on every issue that it identified in this audit, and the Company does not litigate these issues, then the Company will make an income tax payment of approximately $26.6 million. However, this payment, if it were to occur, would not materially impact the Company or its effective tax rate.

The Company has received notice from two third party auditors that certain of the Company's insurance subsidiaries, as well as certain other insurance companies for which the Company has co-insured blocks of life insurance and annuity policies, will be audited for compliance with the unclaimed property laws of a number of states. The audits are being conducted on behalf of the treasury departments in such states. The focus of the audits is on whether there have been unreported deaths, maturities, or policies that have exceeded limiting age with respect to which death benefits or other payments under life insurance or annuity policies should be treated as unclaimed property that should be escheated to the state. The Company has recorded a reserve with respect to life insurance policies issued by the Company's subsidiaries and certain co-insured blocks of life insurance policies issued by other companies in connection with these pending audits. The Company does not consider the amount of this reserve to be material to the Company's financial condition or results of operations. With respect to one block of life insurance policies that is co-insured by a subsidiary of the Company, the Company is presently unable to estimate the reasonably possible loss or range of loss due to a number of factors, including uncertainty as to the legal theory or theories that may give rise to liability, uncertainty as to whether the Company or other companies are responsible for the liabilities, if any, arising in connection with such policies, the distinct characteristics of this co-insured block of policies which differentiate it from the blocks of life insurance policies for which the Company has recorded a reserve, and the early stages of the audits being conducted. The Company will continue to monitor the matter for any developments that would make the loss contingency associated with this block of co-insured policies probable or reasonably estimable.

Certain of the Company's subsidiaries have received notice that they are subject to a targeted multi-state examination with respect to their claims paying practices and their use of the U.S. Social Security

Administration's Death Master File or similar databases (a "Death Database") to identify unreported deaths in their life insurance policies, annuity contracts and retained asset accounts. There is no clear basis in previously existing law for requiring a life insurer to search for unreported deaths in order to determine whether a benefit is owed, and substantial legal authority exists to support the position that the prevailing industry practice was lawful. A number of life insurers, however, have entered into settlement or consent agreements with state insurance regulators under which the life insurers agreed to implement procedures for periodically comparing their life insurance and annuity contracts and retained asset accounts against a Death Database, treating confirmed deaths as giving rise to a death benefit under their policies, locating beneficiaries and paying them the benefits and interest, and escheating the benefits and interest as well as penalties to the state if the beneficiary could not be found. It has been publicly reported that the life insurers have paid substantial administrative and/or examination fees to the insurance regulators in connection with the settlement or consent agreements. The Company believes it is reasonably possible that insurance regulators could demand from the Company administrative and/or examination fees relating to the targeted multi-state examination. Based on publicly reported payments by other life insurers, the Company estimates the range of such fees to be from $0 to $3.5 million.

## 12. SHAREOWNERS' EQUITY

Activity in the Company's issued and outstanding common stock is summarized as follows:

| | Issued Shares | Treasury Shares | Outstanding Shares |
|---|---|---|---|
| Balance, December 31, 2009 | 88,776,960 | 3,196,157 | 85,580,803 |
| (Reissuance of)/deposits to treasury stock | — | (87,174) | 87,174 |
| Balance, December 31, 2010 | 88,776,960 | 3,108,983 | 85,667,977 |
| (Reissuance of)/deposits to treasury stock | — | 3,998,782 | (3,998,782) |
| Balance, December 31, 2011 | 88,776,960 | 7,107,765 | 81,669,195 |
| (Reissuance of)/deposits to treasury stock | — | 3,531,702 | (3,531,702) |
| Balance, December 31, 2012 | 88,776,960 | 10,639,467 | 78,137,493 |

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2012.

## 13. STOCK-BASED COMPENSATION

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, 2008, and 2012, up to 9,500,000 shares may be issued in payment of awards.

The criteria for payment of the 2012 performance awards is based on the Company's average operating return on average equity ("ROE") over a three-year period. If the Company's ROE is below 10.0%, no award is earned. If the Company's ROE is at or above 11.2%, the award maximum is earned. The criteria for payment of the 2011 performance awards is based on the Company's ROE (excluding certain accounting and operating income definition changes) over a three-year period. If the Company's ROE is below 9%, no award is earned. If the Company's ROE is at or above 10.0%, the award maximum is earned. Awards are paid in shares of the Company's common stock. Performance shares are equivalent in value to one share of our common stock times the award earned percentage payout. Performance share awards of 306,100 were issued during the year ended December 31, 2012 and 191,000 performance share awards were issued during the year ended December 31, 2011.

Performance share awards in 2012 and 2011 and the estimated fair value of the awards at grant date are as follows:

| Year Awarded | Performance Shares | Estimated Fair Value |
|---|---|---|
| | | (Dollars In Thousands) |
| 2012 | 306,100 | $8,608 |
| 2011 | 191,100 | 5,433 |
| 2010 | — | — |

SARs have been granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's common stock. The SARs are exercisable either five years after the date of grant or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

| | Weighted-Average Base Price per share | No. of SARs |
|---|---|---|
| Balance at December 31, 2009 | $22.28 | 2,469,202 |
| SARs granted | 18.34 | 344,400 |
| SARs exercised / forfeited | 20.98 | (488,765) |
| Balance at December 31, 2010 | $21.97 | 2,324,837 |
| SARs exercised / forfeited | 8.31 | (50,608) |
| Balance at December 31, 2011 | 22.27 | 2,274,229 |
| SARs exercised / forfeited / expired | 22.60 | (633,062) |
| Balance at December 31, 2012 | $22.15 | 1,641,167 |

The following table provides information as of December 31, 2012, about equity compensation plans under which the Company's common stock is authorized for issuance:

**Securities Authorized for Issuance under Equity Compensation Plans**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights as of December 31, 2012 (a) | Weighted-average exercise price of outstanding options, warrants and rights as of December 31, 2012 (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of December 31, 2012 (c) |
|---|---|---|---|
| Equity compensation plans approved by shareowners | 2,702,768[1] | $ 22.15[3] | 4,530,673[4] |
| Equity compensation plans not approved by shareowners | 318,421[2] | Not applicable | Not applicable[5] |
| Total | 3,021,189 | $ 22.15 | 4,530,673 |

(1) Includes the following number of shares: (a) 1,066,759 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 602,160 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2012); (c) 646,632 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); (d) 319,555 shares issuable with respect to stock equivalents representing previously earned awards under the LTIP that the recipient deferred under the Company's Deferred Compensation Plan for Officers; and (e) 67,662 shares issuable with respect to stock equivalents representing previous awards under the Company's Stock Plan for Non-Employee Directors that the recipient deferred under our Deferred Compensation Plan for Directors Who Are Not Employees of the Company.

(2) Includes the following number of shares of common stock: (a) 216,103 shares issuable with respect to stock equivalents representing (i) stock awards to the Company's Directors before June 1, 2004 that the recipient deferred pursuant to the Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company and (ii) cash retainers and fees that the Company's Directors deferred under the Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company, and (b) 102,318 shares issuable with respect to stock equivalents pursuant to the Company's Deferred Compensation Plan for Officers.

(3) Based on exercise prices of outstanding SARs.

(4) Represents shares of common stock available for future issuance under the LTIP and the Company's Stock Plan for Non-Employee Directors.

(5) The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans' participants.

The outstanding SARs as of December 31, 2012, were at the following base prices:

| Base Price | SARs Outstanding | Remaining Life in Years | Currently Exercisable |
|---|---|---|---|
| $26.49 | 50,000 | 1 | 50,000 |
| $41.05 | 106,700 | 3 | 106,700 |
| $48.60 | 38,400 | 4 | 38,400 |
| $45.70 | 35,070 | 4 | 35,070 |
| $43.46 | 181,550 | 5 | 181,550 |
| $48.05 | 3,000 | 5 | 3,000 |
| $41.12 | 2,500 | 5 | 2,500 |
| $38.59 | 303,100 | 6 | 303,100 |
| $3.50 | 629,608 | 7 | 629,608 |
| $17.48 | 8,000 | 8 | 5,333 |
| $18.36 | 283,239 | 8 | 181,888 |

There were no SARs issued for the years ended December 31, 2012 and 2011. The SARs issued for the year ended December 31, 2010, had estimated fair values at grant date of $3.3 million. These fair values were estimated using a Black- Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2010 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for the 2010 awards) were as follows: an expected volatility of 69.4%, a risk-free interest rate of 2.6%, a dividend rate of 2.4%, a zero percent forfeiture rate, and an expected exercise date of 2016.

Restricted stock units are awarded to participants and include certain restrictions relating to vesting periods. The Company issued 190,800 restricted stock units for the year ended December 31, 2012 and 175,500 restricted stock units for the year ended December 31, 2011. These awards had a total fair value at grant date of $5.4 million and $5.0 million, respectively. Approximately half of these restricted stock units vest after three years from grant date and the remainder vest after four years.

The Company recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by the Company for its stock-based compensation plans was $10.3 million, $10.2 million, and $10.2 million in 2012, 2011, and 2010, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's common stock are reported as a component of shareowners' equity, net of deferred taxes.

## 14. EMPLOYEE BENEFIT PLANS

### Defined Benefit Pension Plan and Unfunded Excess Benefit Plan

The Company sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee's compensation.

Effective January 1, 2008, the Company made the following changes to its defined benefit pension plan. These changes have been reflected in the computations within this note.

- Employees hired after December 31, 2007, will receive benefits under a cash balance plan.
- Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.
- Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after

December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

- All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA") plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Under the Pension Protection Act of 2006 ("PPA"), a plan could be subject to certain benefit restrictions if the plan's adjusted funding target attainment percentage ("AFTAP") drops below 80%. Therefore, the Company may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well the plan is funded and is obtained by dividing the plan's assets by the plan's funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as of the plan valuation date. Some of the assumptions and methods used to determine the plan's AFTAP may be different from the assumptions and methods used to measure the plan's funded status on a GAAP basis.

In July of 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes pension funding stabilization provisions, was signed into law. These provisions establish an interest rate corridor which is designed to stabilize the segment rates used to determine funding requirements from the effects of interest rate volatility. The funding stabilization provisions of MAP-21 will reduce our minimum required defined benefit plan contributions for the 2012 and 2013 plan years. We are evaluating the impact this change will have on funding requirements in future years. Since the funding stabilization provisions of MAP-21 do not apply for Pension Benefit Guaranty Corporation ("PBGC") reporting purposes, we may also make additional contributions in future periods to maintain an 80% funded status for PBGC reporting purposes.

During the twelve months ended December 31, 2012, the Company contributed $11.6 million to its defined benefit pension plan for the 2011 plan year and $9.6 million to its defined benefit pension plan for the 2012 plan year. The Company has not yet determined what amount it will fund during 2013, but estimates that the amount will be between $6 million and $15 million.

The Company also sponsors an unfunded excess benefit plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

The Company uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of the Company's defined benefit pension plan and unfunded excess benefit plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

| | Defined Benefit Pension Plan | | Unfunded Excess Benefits Plan | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | (Dollars In Thousands) | | | |
| **Accumulated benefit obligation, end of year** | $210,319 | $186,300 | $ 39,828 | $ 33,675 |
| **Change in projected benefit obligation:** | | | | |
| Projected benefit obligation at beginning of year | $199,162 | $165,704 | $ 36,256 | $ 31,592 |
| Service cost | 9,145 | 8,682 | 867 | 679 |
| Interest cost | 8,977 | 8,938 | 1,473 | 1,506 |
| Amendments | — | 94 | — | 3 |
| Actuarial (gain) or loss | 15,286 | 23,859 | 6,946 | 4,187 |
| Benefits paid | (9,251) | (8,115) | (2,571) | (1,711) |
| Projected benefit obligation at end of year | 223,319 | 199,162 | 42,971 | 36,256 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets at beginning of year | 125,058 | 117,856 | — | — |
| Actual return on plan assets | 15,202 | 2,874 | — | — |
| Employer contributions[1] | 21,178 | 12,443 | 2,571 | 1,711 |
| Benefits paid | (9,251) | (8,115) | (2,571) | (1,711) |
| Fair value of plan assets at end of year | 152,187 | 125,058 | — | — |
| **After reflecting FASB guidance:** | | | | |
| Funded status | (71,132) | (74,104) | (42,971) | (36,256) |
| **Amounts recognized in the balance sheet:** | | | | |
| Other liabilities | (71,132) | (74,104) | (42,971) | (36,256) |
| **Amounts recognized in accumulated other comprehensive income:** | | | | |
| Net actuarial loss | 95,055 | 91,804 | 17,571 | 11,924 |
| Prior service cost/(credit) | (1,816) | (2,208) | 48 | 60 |
| Total | $ 93,239 | $ 89,596 | $ 17,619 | $ 11,984 |

(1) Employer contributions disclosed are based on the Company's fiscal filing year

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

| | Defined Benefit Pension Plan | | Unfunded Excess Benefits Plan | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Discount rate | 4.07% | 4.62% | 3.37% | 4.07% |
| Rate of compensation increase | 3.0 | 2.5 - 3.0 | 4.0 | 3.5 - 4.0 |
| Expected long-term return on plan assets | 7.5 | 7.75 | N/A | N/A |

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

In assessing the reasonableness of its long-term rate of return assumption, the Company obtained 25 year annualized returns for each of the represented asset classes. In addition, the Company received evaluations of market performance based on the Company's asset allocation as provided by external consultants. A combination of these statistical analytics provided results that the Company utilized to determine an appropriate long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

| | Defined Benefit Pension Plan | | | Unfunded Excess Benefits Plan | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Discount rate | 4.62% | 5.30% | 5.57% | 4.07% | 4.79% | 5.40% |
| Rates of compensation increase | 2.5 - 3.0 | 2.5 - 3.0 | 0 - 3.75 | 3.5 - 4.0 | 3.5 - 4.0 | 0 - 4.75 |
| Expected long-term return on plan assets | 7.75 | 7.75 | 8.00 | N/A | N/A | N/A |

Components of the net periodic benefit cost for the year ended December 31 are as follows:

| | Defined Benefit Pension Plan | | | Unfunded Excess Benefits Plan | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | | | | |
| Service cost—benefits earned during the period | $ 9,145 | $ 8,682 | $ 7,423 | $ 867 | $ 679 | $ 584 |
| Interest cost on projected benefit obligation | 8,977 | 8,938 | 8,091 | 1,473 | 1,506 | 1,545 |
| Expected return on plan assets | (10,916) | (10,021) | (9,349) | — | — | — |
| Amortization of prior service cost/ (credit) | (392) | (392) | (403) | 12 | 12 | 12 |
| Amortization of actuarial losses[1] | 7,749 | 5,625 | 3,905 | 1,300 | 881 | 653 |
| Total benefit cost | $ 14,563 | $ 12,832 | $ 9,667 | $3,652 | $3,078 | $2,794 |

(1) 2012 average remaining service period used is 8.14 years and 7.51 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

The estimated net actuarial loss, prior service cost/(credit), and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2013 is as follows:

| | Defined Benefit Pension Plan | Unfunded Excess Benefits Plan |
|---|---|---|
| | (Dollars In Thousands) | |
| Net actuarial loss | $9,150 | $1,767 |
| Prior service cost/(credit) | (392) | 12 |
| Transition obligation | — | — |

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

Allocation of plan assets of the defined benefit pension plan by category as of December 31 are as follows:

| Asset Category | Target Allocation for 2013 | 2012 | 2011 |
|---|---|---|---|
| Cash and cash equivalents | 2.0% | 4.0% | 1.0% |
| Equity securities | 60.0 | 60.0 | 61.0 |
| Fixed income | 38.0 | 36.0 | 38.0 |
| Total | 100.0% | 100.0% | 100.0% |

The Company's target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from PLICO in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash. When calculating asset allocation, the Company includes reserves for pre-July 1999 retirees.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan's equity assets are in a Russell 3000 index fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation and in a Spartan 500 index fund managed by Fidelity. The plan's cash is invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group deposit administration annuity contract with PLICO.

Plan assets of the defined benefit pension plan by category as of December 31, are as follows:

| Asset Category | As of December 31, 2012 | 2011 |
|---|---|---|
| | (Dollars In Thousands) | |
| Cash | $ 6,222 | $ 1,004 |
| Equity securities: | | |
| Collective Russell 3000 Equity Index Fund | 61,451 | 52,792 |
| Fidelity Spartan U.S. Equity Index Fund | 34,482 | 29,735 |
| Fixed income | 50,032 | 41,527 |
| Total investments | 152,187 | 125,058 |
| Employer contribution receivable | — | 2,270 |
| Total | $152,187 | $127,328 |

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's group deposit administration annuity contract with PLICO is recorded at contract value, which, by utilizing a long-term view, the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (Dollars In Thousands) | | |
| Collective short-term investment fund | $— | $ 6,222 | $ — | $ 6,222 |
| Collective investment funds | — | 95,933 | — | 95,933 |
| Group deposit administration annuity contract | — | — | 50,032 | 50,032 |
| Total investments | $— | $102,155 | $50,032 | $152,187 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (Dollars In Thousands) | | |
| Collective short-term investment fund | $— | $ 1,004 | $ — | $ 1,004 |
| Collective investment funds | — | 82,527 | — | 82,527 |
| Group deposit administration annuity contract | — | — | 41,527 | 41,527 |
| Total investments | $— | $83,531 | $41,527 | $125,058 |

For the year ended December 31, 2012, $6.0 million was transferred into Level 3 from Level 2. This transfer was made to maintain an acceptable asset allocation as set by the Company's investment policy.

For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2.

For the year ended December 31, 2011, there were no transfers between levels.

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Balance, beginning of year | $41,527 | $39,403 |
| Interest income | 2,505 | 2,124 |
| Transfers from collective short-term investments fund | 6,000 | — |
| Transfers to collective short-term investments fund | — | — |
| Balance, end of year | $50,032 | $41,527 |

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

| Years | Defined Benefit Pension Plan | Unfunded Excess Benefits Plan |
|---|---|---|
| | (Dollars In Thousands) | |
| 2013 | $13,088 | $ 3,614 |
| 2014 | 12,516 | 3,742 |
| 2015 | 12,949 | 3,843 |
| 2016 | 13,603 | 3,838 |
| 2017 | 15,250 | 4,001 |
| 2018 - 2022 | 81,524 | 17,486 |

### Other Postretirement Benefits

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2012 and 2011, the accumulated postretirement benefit obligation associated with these benefits was $0.8 million and $0.9 million, respectively.

The change in the benefit obligation for the retiree medical plan is as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Change in Benefit Obligation** | | |
| Benefit obligation, beginning of year | $ 949 | $1,309 |
| Service cost | 6 | 9 |
| Interest cost | 17 | 28 |
| Amendments | — | (29) |
| Actuarial (gain) or loss | (144) | (297) |
| Plan participant contributions | 293 | 255 |
| Benefits paid | (333) | (326) |
| Special termination benefits | — | — |
| Benefit obligation, end of year | $ 788 | $ 949 |

For the retiree medical plan, the Company's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2012, is 1.09% and 1.97%, respectively.

For a closed group of retirees over age 65, the Company provides a prescription drug benefit. As of December 31, 2012 and 2011, the Company's liability related to this benefit was less than $0.1 million. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

The Company also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The accumulated postretirement benefit obligation associated with these benefits is as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Change in Benefit Obligation** | | |
| Benefit obligation, beginning of year | $ 8,951 | $7,955 |
| Service cost | 123 | 118 |
| Interest cost | 412 | 416 |
| Amendments | — | — |
| Actuarial (gain) or loss | 895 | 816 |
| Plan participant contributions | — | — |
| Benefits paid | (311) | (354) |
| Special termination benefits | — | — |
| Benefit obligation, end of year | $10,070 | $8,951 |

For the postretirement life insurance plan, the Company's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2012, is 4.10% and 4.62%, respectively.

The Company's expected long-term rate of return assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2012, is 3.26% and 3.45%, respectively. In assessing the reasonableness of its long-term rate of return assumption, the Company utilized a 20 year annualized return and a 20 year average return on Barclay's short treasury index. The Company's long-term rate of return assumption was determined based on analytics related to these 20 year return results.

Investments of the Company's group life insurance plan are held by Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in a money market fund.

The fair value of each major category of plan assets for the Company's postretirement life insurance plan is as follows:

| Category of Investment | For The Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| | (Dollars In Thousands) | | |
| Money Market Fund | $6,174 | $6,193 | $6,217 |

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | (Dollars In Thousands) | | | |
| Money Market Fund | $6,174 | $— | $— | $6,174 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | (Dollars In Thousands) | | | |
| Money Market Fund | $6,193 | $— | $— | $6,193 |

For the year ended December 31, 2012 and 2011, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

**401(k) Plan**

The Company sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service ($17,000 for 2012). The Plan also provides a "catch-up" contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($5,500 for 2012). The Company matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately.

Prior to 2009, employee contributions to the Company's 401(k) Plan were matched through use of an ESOP established by the Company. Beginning in 2009, the Company adopted a cash match for employee contributions to the 401(k) plan. For the year ended December 31, 2012 and 2011, the Company recorded an expense of $5.9 million and $5.6 million, respectively.

Effective as of January 1, 2005, the Company adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by the Company for this employee benefit was $0.4 million, $0.4 million, and $0.2 million, respectively, in 2012, 2011, and 2010.

**Deferred Compensation Plan**

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2012, the plans had 932,801 common stock equivalents credited to participants. The Company's obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners' equity.

## 15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to PLC's common shareowners by the weighted-average number of common shares outstanding during the period, including shares issuable under various deferred compensation plans. Diluted earnings per share is computed by dividing net income available to PLC's common shareowners by the weighted-average number of common shares and dilutive potential common shares outstanding during the period, assuming the shares were not anti-dilutive, including shares issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share is presented below:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands, Except Per Share Amounts) | | |
| **Calculation of basic earnings per share:** | | | |
| Net income available to PLC's common shareowners | $ 302,452 | $ 315,392 | $ 225,314 |
| Average shares issued and outstanding | 80,149,261 | 84,309,804 | 85,638,080 |
| Issuable under various deferred compensation plans | 917,077 | 898,808 | 928,989 |
| Weighted shares outstanding—basic | 81,066,338 | 85,208,612 | 86,567,069 |
| Per share: | | | |
| Net income available to PLC's common shareowners—basic | $ 3.73 | $ 3.70 | $ 2.60 |
| **Calculation of diluted earnings per share:** | | | |
| Net income available to PLC's common shareowners | $ 302,452 | $ 315,392 | $ 225,314 |
| Weighted shares outstanding—basic | 81,066,338 | 85,208,612 | 86,567,069 |
| Stock appreciation rights ("SARs")(1) | 448,936 | 468,810 | 467,170 |
| Issuable under various other stock-based compensation plans | 588,298 | 122,027 | 134,379 |
| Restricted stock units | 619,444 | 675,780 | 507,239 |
| Weighted shares outstanding—diluted | 82,723,016 | 86,475,229 | 87,675,857 |
| Per share: | | | |
| Net income available to PLC's common shareowners—diluted | $ 3.66 | $ 3.65 | $ 2.57 |

(1) Excludes 670,320; 1,440,047; and 1,455,395; SARs as of December 31, 2012, 2011, and 2010, respectively, that are antidilutive. In the event the average market price exceeds the issue price of the SARs, such rights would be dilutive to the Company's earnings per share and will be included in the Company's calculation of the diluted average shares outstanding, for applicable periods.

## 16. INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Statutory federal income tax rate applied to pre-tax income | 35.0% | 35.0% | 35.0% |
| State income taxes | 0.3 | 0.4 | 0.5 |
| Investment income not subject to tax | (3.1) | (2.2) | (1.6) |
| Uncertain tax positions | 0.4 | — | (1.3) |
| Other | 0.6 | (0.3) | 0.2 |
| | 33.2% | 32.9% | 32.8% |

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

The components of the Company's income tax expense are as follows:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Income tax expense per the income tax returns:** | | | |
| Federal | $72,743 | $ 9,510 | $ (6,723) |
| State | 3,443 | 264 | 3,509 |
| Total current | $76,186 | $ 9,774 | $ (3,214) |
| **Deferred income tax expense:** | | | |
| Federal | $71,659 | $142,761 | $115,172 |
| State | 2,674 | 2,304 | (2,055) |
| Total deferred | $74,333 | $145,065 | $113,117 |

The components of the Company's net deferred income tax liability are as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Deferred income tax assets:** | | |
| Premium receivables and policy liabilities | $ 56,918 | $ 35,432 |
| Invested assets (other than unrealized gains) | — | 60,524 |
| Deferred compensation | 78,465 | 72,944 |
| U.S. capital loss carryforwards | — | 4,763 |
| Other | 52,158 | 7,049 |
| Valuation allowance | (4,653) | (2,593) |
| | 182,888 | 178,119 |
| **Deferred income tax liabilities:** | | |
| Deferred policy acquisition costs and value of business acquired | 916,406 | 872,297 |
| Invested assets (other than unrealized gains) | 28,396 | — |
| Unrealized gain on investments | 974,475 | 566,451 |
| | 1,919,277 | 1,438,748 |
| Net deferred income tax liability | $(1,736,389) | $(1,260,629) |

In management's judgment, the gross deferred income tax asset as of December 31, 2012, will more likely than not be fully realized. With regard to state tax loss carryforwards, the Company has recognized a valuation allowance of $4.6 million and $2.6 million as of December 31, 2012 and 2011, respectively, related to operating loss carryforwards that it has determined are more likely than not to expire unutilized. This resulting unfavorable change of $1.3 million, net of federal income taxes, increased state income tax expense in 2012 by the same amount. As of December 31, 2012 and 2011, no valuation allowances were established with regard to deferred tax assets relating to impairments on fixed maturities, capital loss carryforwards, and unrealized losses on investments. As of December 31, 2012 and 2011, the Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold any unrealized loss bond to maturity, thereby avoiding a realized loss, or to generate a realized gain from unrealized gain bonds if such unrealized loss bond is sold at a loss prior to maturity. As of December 31, 2012, the Company recorded a net unrealized gain on its fixed maturities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Balance, beginning of period | $ 4,840 | $13,181 |
| Additions for tax positions of the current year | 9,465 | — |
| Additions for tax positions of prior years | 64,485 | 106 |
| Reductions of tax positions of prior years: | | |
| Changes in judgment | (3,498) | (8,447) |
| Settlements during the period | — | — |
| Lapses of applicable statute of limitations | — | — |
| Balance, end of period | $75,292 | $ 4,840 |

Included in the balance above, as of December 31, 2012 and 2011, are approximately $67.7 million and $2.0 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $7.6 million and $2.9 million as of December 31, 2012 and as of December 31, 2011, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts were a $2.5 million detriment, a $1.4 million benefit, and a $3.6 million benefit in 2012, 2011, and 2010, respectively. The Company has approximately $4.0 million and $1.6 million of accrued interest associated with unrecognized tax benefits as of December 31, 2012 and 2011, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

During 2012, an IRS audit concluded in which the IRS proposed favorable and unfavorable adjustments to the Company's 2003 through 2007 reported taxable incomes. The Company protested certain unfavorable adjustments and is seeking resolution at the IRS' Appeals Divisions. Although it cannot be certain, the Company believes the Appeals process may conclude within the next 12 months. If this is the case, approximately $16.5 million of the unrecognized tax benefits on the above chart will be reduced. This reduction could occur because of the Company's successful negotiation of certain issues at Appeals coupled with its unsuccessful negotiations on other issues. This possible scenario includes an assumption that the Company would pay the IRS-asserted deficiencies on issues that it loses at Appeals rather than litigating such issues. If the IRS prevails at Appeals and the Company does not litigate these issues, the tax payments that would occur as a result would not materially impact the Company or its effective tax rate.

During the 12 months ended December 31, 2012 and 2011, the Company's uncertain tax position liability decreased in the amount of $3.5 million and $8.4 million, respectively, as a result of new technical guidance and other developments which led the Company to conclude that the full amount of the associated tax benefit was more than 50% likely to be realized.

In general, the Company is no longer subject to U.S. federal, state, and local income tax examinations by taxing authorities for tax years that began before 2003.

## 17. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Cash paid / (received) during the year:** | | | |
| Interest on debt | $159,674 | $158,033 | $139,015 |
| Income taxes | 51,239 | 20,122 | (73,711) |
| **Noncash investing and financing activities:** | | | |
| Stock-based compensation | 12,280 | 12,517 | 9,562 |
| Decrease in collateral for securities lending transactions | — | (96,653) | (10,630) |

Total cash interest paid on debt for the year ended December 31, 2012, was $159.7 million. Of this amount, $93.8 million related to interest on long-term debt, $36.5 million related to interest on subordinated debt, and $29.4 million related to non-recourse funding obligations and other obligations.

## 18. RELATED PARTY TRANSACTIONS

Certain corporations with which the Company's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $59.1 million, $51.0 million, and $13.1 million, in 2012, 2011, and 2010, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $13.0 million, $4.6 million, and $7.2 million in 2012, 2011, and 2010, respectively.

The Company has guaranteed PLICO's obligations for borrowings or letters of credit under the revolving line of credit arrangement to which the Company is also a party. The Company has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects. In addition, as of December 31, 2012, the Company is the sole holder of the $800 million balance of outstanding surplus notes issued by one such wholly owned captive insurance company, Golden Gate.

As of February 1, 2000, the Company guaranteed the obligations of PLICO under a synthetic lease entered into by PLICO, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to PLICO for construction of a new office building and parking deck. The synthetic lease was amended and restated as of January 11, 2007, wherein as of December 31, 2012, the Company continues to guarantee the obligations of PLICO thereunder.

The Company has agreements with certain of its subsidiaries under which it supplies investment, legal and data processing services on a fee basis and provides other managerial and administrative services on a shared cost basis. Such other managerial and administrative services include but are not limited to accounting, financial reporting, compliance services, reinsurance administration, tax reporting, reserve computation, and projections.

As of December 31, 2012, PLC had outstanding loaned securities from certain noninsurance subsidiaries with a fair value amount of $14.5 million, including accrued interest. These transactions were eliminated in consolidation.

The Company has also entered into intercompany reinsurance agreements that provide for a more balanced mix of business at various insurance entities. These transactions were eliminated in consolidation.

During 2012, the Company entered into an intercompany capital support agreement with Shades Creek Captive Insurance Company ("Shades Creek"), an indirect wholly-owned insurance subsidiary. The agreement provides through a guarantee that the Company will contribute assets or purchase surplus notes (or cause an affiliate or third party to contribute assets or purchase surplus notes) in amounts necessary for Shades Creek's regulatory capital levels to equal or exceed minimum thresholds as defined by the agreement. As of December 31, 2012, Shades Creek maintained capital levels in excess of the required minimum thresholds. The maximum potential future payment amount which could be required under the capital support agreement will be dependent on numerous factors, including the performance of equity markets, the level of interest rates, performance of associated hedges, and related policyholder behavior.

## 19. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

The Company's insurance subsidiaries prepare statutory financial statements for regulatory purposes in accordance with accounting practices prescribed by the NAIC and the applicable state insurance department laws and regulations. These financial statements vary materially from GAAP. Statutory accounting practices include publications of the NAIC, state laws, regulations, general administrative rules as well as certain permitted accounting practices granted by the respective state insurance department. Generally, the most significant differences are that statutory financial statements do not reflect 1) deferred acquisition costs, 2) benefit liabilities that are calculated using realistic estimates of expected mortality, interest, and withdrawals, 3) deferred income taxes that are not subject to statutory limits, 4) similar treatment of realized gains and losses on the sale of securities, and 5) fixed maturities recorded at fair values, but instead at amortized cost.

Statutory net income for PLICO was $376.3 million, $259.2 million, and $303.6 million for the year ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus for PLICO was $3.0 billion and $2.6 billion as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, approximately $290 million of consolidated shareowners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries, and which would consequently be free from restriction and available for the payment of dividends to the Company's shareowners in 2013 is estimated to be $469.3 million.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2012, the Company's total adjusted capital and company action level RBC was $3.3 billion and $644 million, respectively, providing an RBC ratio of approximately 510%.

As of December 31, 2012, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $48.7 million.

The states of domicile of the Company's insurance subsidiaries have adopted prescribed accounting practices that differ from the required accounting outlined in NAIC Statutory Accounting Principles ("SAP"). The insurance subsidiaries also have certain accounting practices permitted by the states of domicile that differ from those found in NAIC SAP.

Certain prescribed and permitted practices impact the statutory surplus of PLICO, the Company's primary operating subsidiary. These practices include the non-admission of goodwill as an asset for statutory reporting, the reporting of Bank Owned Life Insurance ("BOLI") separate account amounts at book value rather than at fair value, and a reserve difference related to a captive insurance company.

The favorable (unfavorable) effects of PLICO's statutory surplus, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Millions) | |
| Non-admission of goodwill | $ — | $(159) |
| Report BOLI Separate Accounts at Book Value | (1) | (1) |
| Reserving difference related to a captive insurance company | (49) | — |
| **Total (net)** | $(50) | $(160) |

The Company also has certain prescribed and permitted practices which are applied at the subsidiary level and do not have a direct impact on the statutory surplus of PLICO. These practices include permission to follow the actuarial guidelines of the domiciliary state of the ceding insurer for certain captive reinsurers, and accounting for the face amount of all issued and outstanding letters of credit and a note issued by an affiliate as assets in the statutory financial statements of certain wholly owned subsidiaries that are considered "Special Purpose Financial Captives".

The favorable (unfavorable) effects on the statutory surplus of the Company's insurance subsidiaries, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Millions) | |
| Accounting for Letters of Credit as admitted assets | $1,205 | $1,015 |
| Accounting for Red Mountain Note as admitted asset | $ 300 | $ — |
| Reserving based on state specific actuarial practices | $ 95 | $ 84 |

## 20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

In the first quarter of 2012, the Company adopted ASU No. 2011-04—Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs. The amendments in this Update resulted in modification of certain disclosures regarding fair value measurements, but did not result in a material change to the Company's fair value methodology or measurements and had no impact to the Company's financial position or results of operations.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2:** Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (Dollars In Thousands) | | |
| **Assets:** | | | | |
| Fixed maturity securities—available-for-sale | | | | |
| Residential mortgage-backed securities | $ — | $ 1,839,326 | $ 4 | $ 1,839,330 |
| Commercial mortgage-backed securities | — | 869,823 | — | 869,823 |
| Other asset-backed securities | — | 378,870 | 596,143 | 975,013 |
| U.S. government-related securities | 909,988 | 259,955 | — | 1,169,943 |
| State, municipalities, and political subdivisions | — | 1,439,378 | 4,335 | 1,443,713 |
| Other government-related securities | — | 80,767 | 20,011 | 100,778 |
| Corporate bonds | 207 | 20,213,952 | 167,892 | 20,382,051 |
| Total fixed maturity securities—available-for-sale | 910,195 | 25,082,071 | 788,385 | 26,780,651 |
| Fixed maturity securities—trading | | | | |
| Residential mortgage-backed securities | — | 357,803 | — | 357,803 |
| Commercial mortgage-backed securities | — | 171,073 | — | 171,073 |
| Other asset-backed securities | — | 87,395 | 70,535 | 157,930 |
| U.S. government-related securities | 304,704 | 1,169 | — | 305,873 |
| State, municipalities, and political subdivisions | — | 278,898 | — | 278,898 |
| Other government-related securities | — | 63,444 | — | 63,444 |
| Corporate bonds | — | 1,672,172 | 115 | 1,672,287 |
| Total fixed maturity securities—trading | 304,704 | 2,631,954 | 70,650 | 3,007,308 |
| Total fixed maturity securities | 1,214,899 | 27,714,025 | 859,035 | 29,787,959 |
| Equity securities | 307,252 | 35,116 | 69,418 | 411,786 |
| Other long-term investments[(1)] | 23,639 | 58,134 | 31,591 | 113,364 |
| Short-term investments | 215,320 | 2,492 | — | 217,812 |
| Total investments | 1,761,110 | 27,809,767 | 960,044 | 30,530,921 |
| Cash | 368,801 | — | — | 368,801 |
| Other assets | 8,239 | — | — | 8,239 |
| Assets related to separate accounts | | | | |
| Variable annuity | 9,601,417 | — | — | 9,601,417 |
| Variable universal life | 562,817 | — | — | 562,817 |
| Total assets measured at fair value on a recurring basis | $12,302,384 | $27,809,767 | $960,044 | $41,072,195 |
| **Liabilities:** | | | | |
| Annuity account balances[(2)] | $ — | $ — | $129,468 | $ 129,468 |
| Other liabilities[(1)] | 19,187 | 27,250 | 611,437 | 657,874 |
| Total liabilities measured at fair value on a recurring basis | $ 19,187 | $ 27,250 | $740,905 | $ 787,342 |

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (Dollars In Thousands) | | |
| **Assets:** | | | | |
| Fixed maturity securities—available-for-sale | | | | |
| Residential mortgage-backed securities | $ — | $ 2,342,123 | $ 7 | $ 2,342,130 |
| Commercial mortgage-backed securities | — | 551,559 | — | 551,559 |
| Other asset-backed securities | — | 298,216 | 614,813 | 913,029 |
| U.S. government-related securities | 664,506 | 536,173 | 15,000 | 1,215,679 |
| State, municipalities, and political subdivisions | — | 1,327,713 | 69 | 1,327,782 |
| Other government-related securities | — | 93,017 | — | 93,017 |
| Corporate bonds | 204 | 18,460,480 | 119,601 | 18,580,285 |
| Total fixed maturity securities—available-for-sale | 664,710 | 23,609,281 | 749,490 | 25,023,481 |
| Fixed maturity securities—trading | | | | |
| Residential mortgage-backed securities | — | 313,963 | — | 313,963 |
| Commercial mortgage-backed securities | — | 190,247 | — | 190,247 |
| Other asset-backed securities | — | 29,585 | 28,343 | 57,928 |
| U.S. government-related securities | 555,601 | 255 | — | 555,856 |
| State, municipalities, and political subdivisions | — | 229,032 | — | 229,032 |
| Other government-related securities | — | 44,845 | — | 44,845 |
| Corporate bonds | — | 1,568,094 | — | 1,568,094 |
| Total fixed maturity securities—trading | 555,601 | 2,376,021 | 28,343 | 2,959,965 |
| Total fixed maturity securities | 1,220,311 | 25,985,302 | 777,833 | 27,983,446 |
| Equity securities | 243,336 | 11,310 | 80,586 | 335,232 |
| Other long-term investments[1] | 27,757 | 7,785 | 12,703 | 48,245 |
| Short-term investments | 101,489 | — | — | 101,489 |
| Total investments | 1,592,893 | 26,004,397 | 871,122 | 28,468,412 |
| Cash | 267,298 | — | — | 267,298 |
| Other assets | 6,960 | — | — | 6,960 |
| Assets related to separate accounts | | | | |
| Variable annuity | 6,741,959 | — | — | 6,741,959 |
| Variable universal life | 502,617 | — | — | 502,617 |
| Total assets measured at fair value on a recurring basis | $9,111,727 | $26,004,397 | $871,122 | $35,987,246 |
| **Liabilities:** | | | | |
| Annuity account balances[2] | $ — | $ — | $136,462 | $ 136,462 |
| Other liabilities[1] | 2,727 | 15,370 | 437,613 | 455,710 |
| Total liabilities measured at fair value on a recurring basis | $ 2,727 | $ 15,370 | $574,075 | $ 592,172 |

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

**Determination of fair values**

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company's available-for-sale and trading fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for available-for-sale and trading fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted-average of contracted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2012.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company.

Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

***Asset-Backed Securities***

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). As of December 31, 2012, the Company held $3.7 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin.

As of December 31, 2012, the Company held $666.7 million of Level 3 ABS, which included $70.5 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, 7) credit ratings of the securities, 8) liquidity premium, and 9) paydown rate.

***Corporate bonds, U.S. Government-related securities, States, municipals, and political subdivisions, and Other government related securities***

As of December 31, 2012, the Company classified approximately $24.0 billion of corporate bonds, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 bonds and securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the bonds and securities are considered to be the primary relevant inputs to the valuation: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings.

The brokers and third party pricing service utilize valuation models that consist of a hybrid income and market approach to valuation. The pricing models utilize the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2012, the Company classified approximately $192.4 million of bonds and securities as Level 3 valuations. Level 3 bonds and securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spread over treasury, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

***Equities***

As of December 31, 2012, the Company held approximately $104.5 million of equity securities classified as Level 2 and Level 3. Of this total, $64.6 million represents Federal Home Loan Bank ("FHLB") stock. The Company believes that the cost of the FHLB stock approximates fair value. The remainder of these equity securities is primarily made up of holdings we have obtained through bankruptcy proceedings or debt restructurings.

***Other long-term investments and Other liabilities***

Other long-term investments and other liabilities consist entirely of free-standing and embedded derivative financial instruments. Refer to Note 21, *Derivative Financial Instruments* for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31, 2012, 97.1% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 generally include futures, credit default swaps, and puts, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate and inflation swaps, puts, and swaptions. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The guaranteed minimum withdrawal benefits ("GMWB") embedded derivative is carried at fair value in "other long-term investments" and "other liabilities" on the Company's consolidated balance sheet. The changes in fair value are recorded in earnings as "Realized investment gains (losses)—Derivative financial instruments". Refer to Note 21, *Derivative Financial Instruments* for more information related to GMWB embedded derivative gains and losses. The fair value of the GMWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near-term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality that is consistent with 57% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company's non-performance risk). As a result of using significant unobservable inputs, the GMWB embedded derivative is categorized as Level 3. These assumptions are reviewed on a quarterly basis.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. As a result, these agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The investments supporting these agreements are designated as "trading securities"; therefore changes in their fair value are also reported in earnings. The fair value of the embedded derivative is the difference between the policy liabilities (net of policy loans) of $2.6 billion and the fair value of the trading securities of $3.1 billion. As a result, changes in the fair value of the embedded derivatives are largely offset by the changes in fair value of the related investments and each are reported in earnings. The fair value of the embedded derivative is considered a Level 3 valuation due to the unobservable nature of the policy liabilities.

***Annuity account balances***

The Company records its equity indexed annuities ("EIA") at fair value. The fair value is considered a Level 3 valuation. The EIA valuation model calculates the present value of future benefit cash flows less the projected future profits to quantify the net liability that is held as a reserve. This calculation is done using multiple risk neutral stochastic equity scenarios. The cash flows are discounted using LIBOR plus a credit spread. Best estimate assumptions are used for partial withdrawals, lapses, expenses and asset earned rate with a risk margin applied to each. These assumptions are reviewed at least annually as a part of the formal unlocking process. If an event were to occur within a quarter that would make the assumptions unreasonable, the assumptions would be reviewed within the quarter.

The discount rate for the equity indexed annuities is based on an upward sloping rate curve which is updated each quarter. The discount rates for December 31, 2012, ranged from a one month rate of 0.30%, a 5 year rate of 1.96%, and a 30 year rate of 4.14%. A credit spread component is also included in the calculation to accommodate non-performance risk.

***Separate Accounts***

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

***Valuation of Level 3 Financial Instruments***

The following table presents the valuation method for material financial instruments included in Level 3, as well as the unobservable inputs used in the valuation of those financial instruments:

| | Fair Value As of December 31, 2012 | Valuation Technique | Unobservable Input | Range (Weighted Average) |
|---|---|---|---|---|
| | (Dollars In Thousands) | | | |
| **Assets:** | | | | |
| Other asset-backed securities | $596,143 | Discounted cash flow | Liquidity premium | 0.72% - 1.68% (1.29%) |
| | | | Paydown rate | 8.51% - 18.10% (11.40%) |
| Other government-related securities | 20,011 | Discounted cash flow | Spread over treasury | (0.30)% |
| Corporate bonds | 168,007 | Discounted cash flow | Spread over treasury | 0.92% - 7.75% (3.34%) |
| **Liabilities:** | | | | |
| Embedded derivatives—GMWB[1] | $169,041 | Actuarial cash flow model | Mortality | 57% of 1994 GMDB table |
| | | | Lapse | 0% - 24%, depending on product/duration/funded status of guarantee |
| | | | Utilization | 93% - 100% |
| | | | Nonperformance risk | 0.09% - 1.34% |
| Annuity account balances[2] | 129,468 | Actuarial cash flow model | Asset earned rate | 5.81% |
| | | | Expenses | $88 - $108 per policy |
| | | | Withdrawal rate | 2.20% |
| | | | Mortality | 57% of 1994 GMDB table |
| | | | Lapse | 2.2% - 45.0%, depending on duration/surrender charge period |
| | | | Return on assets | 1.50% - 1.85% depending on surrender charge period |
| | | | Nonperformance risk | 0.09% - 1.34% |

(1) The fair value for the GMWB embedded derivative is presented as a net liability. Excludes modified coinsurance arrangements.

(2) Represents liabilities related to equity indexed annuities.

The chart above excludes Level 3 financial instruments that are valued using broker quotes and those which book value approximates fair value.

The valuation techniques and inputs used by some brokers in pricing certain financial instruments are not shared with the Company which resulted in $71.1 million of financial instruments being classified as Level 3 as of December 31, 2012. Of the $71.1 million, $70.5 million are other asset backed securities and $0.6 million are equity securities.

In certain cases the Company has determined that book value materially approximates fair value. As of December 31, 2012, the Company held $73.2 million of financial instruments where book value approximates fair value. Of the $73.2 million, $68.9 million represents equity securities, which are predominantly FHLB stock, and $4.3 million of other fixed maturity securities.

The asset-backed securities classified as Level 3 are predominantly ARS. A change in the paydown rate (the projected annual rate of principal reduction) of the ARS can significantly impact the fair value of these securities. A decrease in the paydown rate would increase the projected weighted average life of the ARS and increase the sensitivity of the ARS' fair value to changes in interest rates. An increase in the liquidity premium would result in a decrease in the fair value of the securities, while a decrease in the liquidity premium would increase the fair value of these securities.

The fair value of corporate bonds classified as Level 3 is sensitive to changes in the interest rate spread over the corresponding U.S. Treasury rate. This spread represents a risk premium that is impacted by company specific and market factors. An increase in the spread can be caused by a perceived increase in credit risk of a specific issuer and/or an increase in the overall market risk premium associated with similar securities. The fair values of corporate bonds are sensitive to changes in spread. When holding the treasury rate constant, the fair value of corporate bonds increases when spreads decrease, and increase when spreads decrease.

The GMWB liability is sensitive to changes in the discount rate which includes the Company's nonperformance risk, volatility, lapse, and mortality assumptions. The volatility assumption is an observable input as it is based on market inputs. The Company's nonperformance risk, lapse, and mortality are unobservable. An increase in the three unobservable assumptions would result in a decrease in the liability and conversely, if there is a decrease in the assumptions the liability would increase. The liability is also dependent on the assumed policyholder utilization of the GMWB where an increase in assumed utilization would result in an increase in the liability and conversely, if there is a decrease in the assumption, the liability would decrease.

The fair value of the EIA account balance liability is predominantly impacted by observable inputs such as discount rates and equity returns. However, the fair value of the EIA account balance liability is sensitive to the asset earned rate and required return on assets. The value of the liability increases with an increase in required return on assets and decreases with an increase in the asset earned rate and conversely, the value of the liability decreases with a decrease in required return on assets and an increase in the asset earned rate.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2012, for which the Company has used significant unobservable inputs (Level 3):

| | Beginning Balance | Total Realized and Unrealized Gains: Included in Earnings | Total Realized and Unrealized Gains: Included in Other Comprehensive Income | Total Realized and Unrealized Losses: Included in Earnings | Total Realized and Unrealized Losses: Included in Other Comprehensive Income | Purchases | Sales | Issuances | Settlements | Transfers in/out of Level 3 | Other | Ending Balance | Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | | | | | | | | | |
| **Assets:** | | | | | | | | | | | | | |
| Fixed maturity securities available-for-sale | | | | | | | | | | | | | |
| Residential mortgage-backed securities | $ 7 | $ — | $ — | $ — | $ — | $ — | $ (3) | $ — | $ — | $ — | $ — | $ 4 | $ — |
| Commercial mortgage-backed | 614,813 | 339 | 21,780 | — | (22,587) | — | (19,050) | — | — | 771 | 77 | 596,143 | — |
| Other asset-backed securities | — | — | — | — | — | — | — | — | — | — | — | — | — |
| U.S. government-related securities | 15,000 | — | — | — | (2) | — | (15,000) | — | — | — | 2 | — | — |
| States, municipals, and political subdivisions | 69 | — | — | — | (1) | 4,275 | (9) | — | — | — | 1 | 4,335 | — |
| Other government-related securities | — | — | 29 | — | (27) | 20,024 | — | — | — | — | (15) | 20,011 | — |
| Corporate bonds | 119,601 | 470 | 8,052 | (4) | (2,723) | 11,960 | (9,854) | — | — | 40,060 | 330 | 167,892 | — |
| Total fixed maturity securities—available-for-sale | 749,490 | 809 | 29,861 | (4) | (25,340) | 36,259 | (43,916) | — | — | 40,831 | 395 | 788,385 | — |
| Fixed maturity securities—trading | | | | | | | | | | | | | |
| Residential mortgage-backed | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Commercial mortgage-backed securities | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Other asset-backed securities | 28,343 | 4,086 | — | (2,306) | — | 48,255 | (9,896) | — | — | — | 2,053 | 70,535 | 1,780 |
| States, municipals and political subdivisions | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Corporate bonds | — | 2 | — | — | — | 1 | — | — | — | 112 | — | 115 | 10 |
| Total fixed maturity securities—trading | 28,343 | 4,088 | — | (2,306) | — | 48,256 | (9,896) | — | — | 112 | 2,053 | 70,650 | 1,790 |
| Total fixed maturity securities | 777,833 | 4,897 | 29,861 | (2,310) | (25,340) | 84,515 | (53,812) | — | — | 40,943 | 2,448 | 859,035 | 1,790 |
| Equity securities | 80,586 | 8 | 826 | — | (1,097) | 4 | (4,295) | — | — | — | (6,614) | 69,418 | — |
| Other long-term investments[1] | 12,703 | 26,747 | — | (7,859) | — | — | — | — | — | — | — | 31,591 | 18,888 |
| **Total investments** | 871,122 | 31,652 | 30,687 | (10,169) | (26,437) | 84,519 | (58,107) | — | — | 40,943 | (4,166) | 960,044 | 20,678 |
| Total assets measured at fair value on a recurring basis | $871,122 | $31,652 | $30,687 | $ (10,169) | $(26,437) | $84,519 | $(58,107) | $ — | $ — | $40,943 | $(4,166) | $960,044 | $ 20,678 |
| **Liabilities:** | | | | | | | | | | | | | |
| Annuity account balances[2] | $136,462 | $ — | $ — | $ 12,293 | $ — | $ — | $ — | $860 | $20,147 | $ — | $ — | $129,468 | $ — |
| Other liabilities[1] | 437,613 | 86,523 | — | (260,347) | — | — | — | — | — | — | — | 611,437 | (173,824) |
| Total liabilities measured at fair value on a recurring basis | $574,075 | $86,523 | $ — | $(248,054) | $ — | $ — | $ — | $860 | $20,147 | $ — | $ — | $740,905 | $ (173,824) |

(1) Represents certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

For the year ended December 31, 2012, $67.7 million of securities were transferred into Level 3. This amount was transferred from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers in previous periods, using no significant unobservable inputs, but were priced internally using significant unobservable inputs where market observable inputs were no longer available as of December 31, 2012.

For the year ended December 31, 2012, $26.8 million of securities were transferred out of Level 3. This amount was transferred to Level 2. These transfers resulted from securities that were previously valued using an internal model that utilized significant unobservable inputs but were valued internally or by independent pricing services or brokers, utilizing no significant unobservable inputs. All transfers are recognized as of the end of the reporting period.

For the year ended December 31, 2012, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2012, there were no transfers from Level 1.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2011, for which the Company has used significant unobservable inputs (Level 3):

| | | Total Realized and Unrealized Gains | | Total Realized and Unrealized Losses | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning Balance | Included in Earnings | Included in Other Comprehensive Income | Included in Earnings | Included in Other Comprehensive Income | Purchases | Sales | Issuances | Settlements | Transfers in/out of Level 3 | Other | Ending Balance | Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date |
| | (Dollars In Thousands) | | | | | | | | | | | | |
| **Assets:** | | | | | | | | | | | | | |
| Fixed maturity securities available-for-sale | | | | | | | | | | | | | |
| Residential mortgage-backed securities | $ 20 | $ — | $ 12 | $ (4) | $ — | $ — | $ (12) | $ — | $ — | $ (9) | $ — | $ 7 | $ — |
| Commercial mortgage-backed securities | 19,901 | — | 147 | — | (719) | — | (103) | — | — | (19,224) | (2) | — | — |
| Other asset-backed securities | 641,129 | 4,527 | 28,873 | (8,661) | (50,941) | — | — | — | — | — | (114) | 614,813 | — |
| U.S. government-related securities | 15,109 | — | — | — | (122) | — | — | — | — | — | 13 | 15,000 | — |
| States, municipals, and political subdivisions | 78 | — | — | — | (1) | — | (9) | — | — | — | 1 | 69 | — |
| Other government-related securities | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Corporate bonds | 65,032 | — | 5,216 | — | (1,689) | 40,000 | (3,543) | — | — | 14,585 | — | 119,601 | — |
| Total fixed maturity securities—available-for-sale | 741,269 | 4,527 | 34,248 | (8,665) | (53,472) | 40,000 | (3,667) | — | — | (4,648) | (102) | 749,490 | — |
| Fixed maturity securities—trading | | | | | | | | | | | | | |
| Residential mortgage-backed | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Commercial mortgage-backed securities | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Other asset-backed securities | 59,925 | 1,213 | — | (2,689) | — | 3,792 | (40,292) | — | — | 4,002 | 2,392 | 28,343 | (937) |
| U.S. government-related securities | 3,442 | 387 | — | (476) | — | — | (3,347) | — | — | — | (6) | — | — |
| Corporate bonds | — | 611 | — | (1,453) | — | — | (37,292) | — | — | 38,039 | 95 | — | — |
| Total fixed maturity securities—trading | 63,367 | 2,211 | — | (4,618) | — | 3,792 | (80,931) | — | — | 42,041 | 2,481 | 28,343 | (937) |
| Total fixed maturity securities | 804,636 | 6,738 | 34,248 | (13,283) | (53,472) | 43,792 | (84,598) | — | — | 37,393 | 2,379 | 777,833 | (937) |
| Equity securities | 77,098 | 49 | 555 | — | (1,050) | 3,962 | (49) | — | — | 21 | — | 80,586 | — |
| Other long-term investments[1] | 25,065 | — | — | (12,362) | — | — | — | — | — | — | — | 12,703 | (12,362) |
| Short-term investments | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Total investments | 906,799 | 6,787 | 34,803 | (25,645) | (54,522) | 47,754 | (84,647) | — | — | 37,414 | 2,379 | 871,122 | (13,299) |
| Total assets measured at fair value on a recurring basis | $906,799 | $6,787 | $34,803 | $ (25,645) | $(54,522) | $47,754 | $(84,647) | $ — | $ — | $ 37,414 | $2,379 | $871,122 | $ (13,299) |
| **Liabilities:** | | | | | | | | | | | | | |
| Annuity account balances[2] | $143,264 | $ — | $ — | $ (5,850) | $ — | $ — | $ — | $654 | $13,306 | $ — | $ — | $136,462 | $ — |
| Other liabilities[1] | 190,529 | — | — | (249,757) | — | — | (2,673) | — | — | — | — | 437,613 | (249,757) |
| Total liabilities measured at fair value on a recurring basis | $333,793 | $ — | $ — | $(255,607) | $ — | $ — | $ (2,673) | $654 | $13,306 | $ — | $ — | $574,075 | $(249,757) |

(1) Represents certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowners' equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

***Estimated Fair Value of Financial Instruments***

The carrying amounts and estimated fair values of the Company's financial instruments as of the periods shown below are as follows:

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Carrying Amounts | Fair Values | Carrying Amounts | Fair Values |
| | (Dollars In Thousands) | | | |
| **Assets:** | | | | |
| Mortgage loans on real estate | $ 4,950,201 | $ 5,725,382 | $ 5,353,481 | $ 6,251,902 |
| Policy loans | 865,391 | 865,391 | 879,819 | 879,819 |
| Fixed maturities, held-to-maturity[(1)] | 300,000 | 319,163 | — | — |
| **Liabilities:** | | | | |
| Stable value product account balances | $ 2,510,559 | $ 2,534,094 | $ 2,769,510 | $ 2,855,614 |
| Annuity account balances | 10,658,463 | 10,525,702 | 10,946,848 | 10,767,892 |
| Mortgage loan backed certificates | — | — | 19,755 | 19,893 |
| **Debt:** | | | | |
| Bank borrowings | $ 50,000 | $ 50,000 | $ 170,000 | $ 170,000 |
| Senior and Medium-Term Notes | 1,350,000 | 1,584,438 | 1,350,000 | 1,494,346 |
| Subordinated debt securities | 540,593 | 556,524 | 524,743 | 525,483 |
| Non-recourse funding obligations[(2)] | 586,000 | 481,056 | 407,800 | 217,529 |

Except as noted below, fair values were estimated using quoted market prices.

(1) Security purchased from unconsolidated subsidiary, Red Mountain LLC.

(2) Of this carrying amount $300 million, fair value of $297.6 million, relates to non-recourse funding obligations issued by Golden Gate V.

**Fair Value Measurements**

***Mortgage loans on real estate***

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to credit and liquidity risks.

*Policy loans*

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

*Fixed maturities, held-to-maturity*

The Company estimates the fair value of its fixed maturity, held-to-maturity using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

*Stable value product and Annuity account balances*

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

*Debt*

*Bank borrowings*

The Company believes the carrying value of its bank borrowings approximates fair value as the borrowings pay a floating interest rate plus a spread based on the rating of the Company's senior debt which the Company believes approximates a market interest rate.

*Non-recourse funding obligations*

The Company estimates the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

## 21. DERIVATIVE FINANCIAL INSTRUMENTS

### Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to certain risks, including but not limited to, interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company's analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by our risk management department.

### *Derivatives Related to Interest Rate Risk Management*

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate caps, and interest rate swaptions. The Company's inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI").

### *Derivatives Related to Risk Mitigation of Variable Annuity Contracts*

The Company may use the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to variable annuity contracts:

- Foreign Currency Futures
- Variance Swaps
- Interest Rate Futures
- Equity Options
- Equity Futures
- Credit Derivatives
- Interest Rate Swaps
- Interest Rate Swaptions
- Volatility Futures

The Company has in certain periods, sold credit protection under single name credit default swaps and credit default swap indices for which it receives a premium to insure credit risk. Such credit derivatives are a part of the Company's program to mitigate risks related to certain minimum guaranteed benefits of variable annuity contracts and are designed to offset some portion of the Company's nonperformance risk. The Company will only make a payment in the event there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less an auction-determined recovery rate, to the percentage extent described. A credit event is generally defined to include material default, bankruptcy, or debt restructuring. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, would equal the notional value of the credit default swaps. As of December 31, 2012 and 2011, the Company did not have any open credit default swaps.

## Accounting for Derivative Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

For a derivative financial instrument to be accounted for as an accounting hedge, it must be identified and documented as such on the date of designation. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain attributable to the hedged risk of the hedged item is recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses)—Derivative financial instruments".

### Derivative Instruments Designated and Qualifying as Hedging Instruments

#### Cash-Flow Hedges

- In connection with the issuance of inflation-adjusted funding agreements, the Company has entered into swaps to essentially convert the floating CPI-linked interest rate on these agreements to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate primarily determined by the period's change in the CPI. The amounts that are received on the swaps are almost equal to the amounts that are paid on the agreements.
- The Company has entered into an interest rate swap to convert LIBOR-based floating rate interest payments on a certain funding agreement to fixed rate interest payments. This structure is basically the same as that described regarding the CPI-based agreements and swaps. As of December 31, 2012, the Company no longer held these positions.

### Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

#### Derivatives related to variable annuity contracts

- The Company uses equity, interest rate, currency, and volatility futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $50.8 million and $30.1 million and interest rate futures resulted in pre-tax gains of $21.1 million and $164.2 million for the year ended December 31, 2012 and 2011, respectively. Currency futures resulted in net pre-tax losses of $2.8 million and net pre-tax gains of $3.0 million, for the year ended December 31, 2012 and 2011, respectively. Volatility futures resulted in pre-tax losses of $0.1 million for the year ended December 31, 2012. Such positions were not held during the year ended December 31, 2011.
- The Company uses equity options and volatility swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $37.4 million and $15.1 million and the volatility swaps resulted in net pre-tax losses of $11.8 million and $0.2 million for the year ended December 31, 2012 and 2011, respectively.
- The Company uses interest rate swaps and interest rate swaptions to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within its variable annuity products. The interest rate swaps resulted in net pre-tax gains of $3.3 million and $7.7 million for the year ended December 31, 2012 and 2011, respectively. The interest rate swaptions resulted in net pre-tax losses of $2.3 million for the year ended December 31, 2012. Such positions were not held during the year ended December 31, 2011.
- The Company entered into credit default swaps to partially mitigate the Company's non-performance risk related to certain guaranteed minimum withdrawal benefits within its variable

annuity products. The Company reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, the Company did not hold any remaining credit default swaps. Such positions were not held during the year ended December 31, 2012.

- The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized pre-tax losses of $22.1 million and $127.5 million for the year ended December 31, 2012 and 2011, respectively, related to these embedded derivatives.

**Other Derivatives**

- The Company previously entered into credit default swaps to enhance the return on its investment portfolio. The Company reported net pre-tax losses of $0.5 million for the year ended December 31, 2011 related to their change in fair value and premium income earned. As of December 31, 2012 and 2011, no credit default swaps were outstanding.
- The Company uses certain interest rate swaps to mitigate the price volatility of fixed maturities. The Company recognized pre-tax losses of $0.1 million and $11.3 million on interest rate swaps for the year ended December 31, 2012 and 2011, respectively.
- The Company purchased interest rate caps during 2011 to mitigate its risk with respect to the Company's LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.7 million and $2.8 million for the year ended December 31, 2012 and 2011, respectively.
- The Company uses various swaps and other types of derivatives to manage risk related to other exposures. The Company recognized pre-tax losses of $0.1 million and $0.5 million for the year ended December 31, 2012 and 2011, respectively.
- The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had fair value changes which substantially offset the gains or losses on these embedded derivatives. The Company recognized pre-tax losses of $132.8 million and $134.3 million for the year ended December 31, 2012 and 2011, respectively.

The tables below present information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | Notional Amount | Fair Value | Notional Amount | Fair Value |
| | (Dollars In Thousands) | | | |
| Other long-term investments | | | | |
| Cash flow hedges: | | | | |
| Inflation | $ — | $ — | $ 7,068 | $ 1 |
| Derivatives not designated as hedging instruments: | | | | |
| Interest rate swaps | 355,000 | 6,532 | 125,000 | 5,118 |
| Volatility swaps | 500 | 406 | — | — |
| Embedded derivative—Modco reinsurance treaties | 30,244 | 1,330 | 30,001 | 2,038 |
| Embedded derivative—GMWB | 1,640,075 | 30,261 | 826,790 | 10,665 |
| Interest rate futures | — | — | 615,445 | 6,393 |
| Equity futures | 147,581 | 595 | 49,631 | 837 |
| Currency futures | 15,944 | 784 | 57,912 | 976 |
| Interest rate caps | 3,000,000 | — | 3,000,000 | 2,666 |
| Equity options | 573,493 | 61,833 | 440,000 | 19,396 |
| Interest rate swaptions | 400,000 | 11,370 | — | — |
| Other | 224 | 253 | 224 | 155 |
| | $6,163,061 | $113,364 | $5,152,071 | $ 48,245 |
| Other liabilities | | | | |
| Cash flow hedges: | | | | |
| Inflation | $ 182,965 | $ 5,027 | $ 244,399 | $ 8,863 |
| Interest rate | — | — | 75,000 | 3,443 |
| Derivatives not designated as hedging instruments: | | | | |
| Interest rate swaps | 400,000 | 10,025 | 25,000 | 3,064 |
| Volatility swaps | 2,675 | 12,198 | — | — |
| Embedded derivative—Modco reinsurance treaties | 2,655,134 | 411,907 | 2,761,686 | 279,799 |
| Embedded derivative—GMWB | 5,253,961 | 199,530 | 3,741,688 | 157,813 |
| Interest rate futures | 893,476 | 13,970 | 270,019 | 1,148 |
| Equity futures | 152,364 | 3,316 | 189,765 | 1,454 |
| Currency futures | 131,979 | 1,901 | 14,348 | 126 |
| | $9,672,554 | $657,874 | $7,321,905 | $455,710 |

*Gain (Loss) on Derivatives in Cash Flow Relationship*

| | For The Year Ended December 31, 2012 | | | For The Year Ended December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | Realized investment gains (losses) | Benefits and settlement expenses | Other comprehensive income (loss) | Realized investment gains (losses) | Benefits and settlement expenses | Other comprehensive income (loss) |
| | (Dollars In Thousands) | | | | | |
| **Gain (loss) recognized in other comprehensive income (loss) (effective portion):** | | | | | | |
| Interest rate | $ — | $ — | $ (77) | $ — | $ — | $ (272) |
| Inflation | — | — | 3,067 | — | — | 2,468 |
| **Gain (loss) reclassified from accumulated other comprehensive income (loss) into income (effective portion):** | | | | | | |
| Interest rate | $ — | $(2,261) | $ — | $ — | $(3,581) | $ — |
| Inflation | — | (938) | — | — | (276) | — |
| **Gain (loss) recognized in income (ineffective portion):** | | | | | | |
| Inflation | $(177) | $ — | $ — | $(359) | $ — | $ — |

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $1.7 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

*Realized investment gains (losses)—derivative financial instruments*

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Derivatives related to variable annuity contracts: | | | |
| Interest rate futures—VA | $ 21,138 | $ 164,221 | $ (11,778) |
| Equity futures—VA | (50,797) | (30,061) | (42,258) |
| Currency futures—VA | (2,763) | 2,977 | — |
| Volatility futures—VA | (132) | — | — |
| Volatility swaps—VA | (11,792) | (239) | (2,433) |
| Equity options—VA | (37,370) | (15,051) | (1,824) |
| Interest rate swaptions—VA | (2,260) | — | — |
| Interest rate swaps—VA | 3,264 | 7,718 | — |
| Credit default swaps—VA | — | (7,851) | — |
| Embedded derivative—GMWB | (22,120) | (127,537) | (5,728) |
| Total derivatives related to variable annuity contracts | (102,832) | (5,823) | (64,021) |
| Embedded derivative—Modco reinsurance treaties | (132,816) | (134,340) | (67,989) |
| Interest rate swaps | (87) | (11,264) | (8,427) |
| Interest rate caps | (2,666) | (2,801) | — |
| Credit default swaps | — | (548) | 1,389 |
| Other derivatives | (79) | (475) | 799 |
| Total realized gains (losses)—derivatives | $(238,480) | $(155,251) | $(138,249) |

From time to time, the Company is required to post and obligated to return collateral related to derivative transactions. As of December 31, 2012, the Company had posted cash and securities (at fair value) as collateral of approximately $34.8 million and $54.9 million, respectively. As of December 31, 2012, the Company received $11.6 million of cash as collateral. The Company does not net the collateral posted or received with the fair value of the derivative financial instruments for reporting purposes.

***Realized investment gains (losses)—all other investments***

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| Modco trading portfolio[(1)] | $177,986 | $164,224 | $109,399 |

(1) The Company elected to include the use of alternate disclosures for trading activities.

## 22. OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

- The Life Marketing segment markets UL, variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically "closed" blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

- The Annuities segment markets fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

- The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

- The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss.

- The Corporate and Other segment primarily consists of net investment income not attributable to the segments above (including the impact of carrying liquidity), expenses not attributable to the segments above (including interest on certain corporate debt), and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income available to PLC's common shareowners and assets. Segment operating income (loss) is income before income tax, excluding net realized investment gains and losses (excluding periodic settlements of derivatives associated with debt and certain investments) net of the related amortization of DAC and VOBA. Operating earnings exclude changes in the GMWB embedded derivatives (excluding the portion attributed to economic cost), realized and unrealized gains (losses) on derivatives used to hedge the VA product, actual GMWB incurred claims and net of the related amortization of DAC attributed to each of these items.

In the first quarter of 2012, management revised the definition of operating income (loss) as it relates to certain features of our variable annuity contracts and related hedging activities, to better reflect the basis on which the performance of its business is internally assessed. Under the revised definition, the following items have been excluded from operating income for the historical periods presented within the document:

- Changes in GMWB embedded derivatives related to this rider feature of certain variable annuity products (excluding the portion attributed to economic costs). Economic cost is the long-term expected average cost of providing the product benefit over the life of the policy based on product pricing assumptions. These include assumptions about the economic/market environment, and elective and non-elective policy owner behavior (e.g. lapses, withdrawal timing, mortality, etc.). These features are considered embedded derivatives under ASC 815.
- Changes in value of certain derivative instruments used to mitigate the risk related to variable annuity contracts.
- That portion of the change in balance sheet components amortized over estimated gross profit that is attributed to the embedded GMWB derivative and related economic hedges (e.g. DAC amortization).

Prior periods have been revised to conform to the current period presentation for these changes.

Segment operating income (loss) represents the basis on which the performance of the Company's business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

During the first quarter of 2010, the Company recorded a $7.8 million decrease in reserves related to the final settlement in the runoff Lender's Indemnity line of business within the Asset Protection Division.

During the first quarter of 2011, the Company recorded $8.5 million of pre-tax earnings in the Corporate and Other business segment relating to the settlement of a dispute with respect to certain investments.

There were no significant intersegment transactions during the year ended December 31, 2012, 2011, and 2010.

The following tables summarize financial information for the Company's segments:

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Revenues** | | | |
| Life Marketing | $1,346,933 | $1,301,301 | $1,219,392 |
| Acquisitions | 1,064,295 | 982,821 | 761,344 |
| Annuities | 612,202 | 634,347 | 502,236 |
| Stable Value Products | 122,849 | 170,115 | 167,883 |
| Asset Protection | 283,297 | 277,271 | 267,126 |
| Corporate and Other | 193,430 | 200,287 | 179,774 |
| Total revenues | $3,623,006 | $3,566,142 | $3,097,755 |
| **Segment Operating Income (Loss)** | | | |
| Life Marketing | $ 105,032 | $ 96,123 | $ 123,864 |
| Acquisitions | 171,060 | 157,393 | 111,143 |
| Annuities | 119,092 | 80,224 | 52,163 |
| Stable Value Products | 60,329 | 56,780 | 39,207 |
| Asset Protection | 16,454 | 25,407 | 31,491 |
| Corporate and Other | (3,203) | 5,767 | (25,053) |
| Total segment operating income | 468,764 | 421,694 | 332,815 |
| Realized investment (losses) gains—investments[1][3] | 186,186 | 181,907 | 130,359 |
| Realized investment (losses) gains—derivatives[2] | (201,979) | (133,370) | (127,957) |
| Income tax expense | (150,519) | (154,839) | (109,903) |
| Net income available to PLC's common shareowners | $ 302,452 | $ 315,392 | $ 225,314 |
| [1] Realized investment (losses) gains—investments | $ 172,149 | $ 187,473 | $ 112,856 |
| Less: related amortization of DAC/VOBA | (14,037) | 5,566 | (17,503) |
| | $ 186,186 | $ 181,907 | $ 130,359 |
| [2] Realized investment gains (losses)—derivatives | $ (238,480) | $ (155,251) | $ (138,249) |
| Less: settlements on certain interest rate swaps | — | — | 168 |
| Less: derivative activity related to certain annuities | (36,501) | (21,881) | (10,460) |
| | $ (201,979) | $ (133,370) | $ (127,957) |
| **Net investment income** | | | |
| Life Marketing | $ 486,463 | $ 446,175 | $ 388,061 |
| Acquisitions | 550,334 | 529,261 | 458,703 |
| Annuities | 504,345 | 507,230 | 482,264 |
| Stable Value Products | 128,239 | 145,150 | 171,327 |
| Asset Protection | 24,310 | 26,501 | 28,820 |
| Corporate and Other | 168,641 | 166,326 | 154,501 |
| Total net investment income | $1,862,332 | $1,820,643 | $1,683,676 |
| **Amortization of DAC and VOBA** | | | |
| Life Marketing | $ 45,079 | $ 87,461 | $ 47,809 |
| Acquisitions | 77,251 | 75,041 | 64,410 |
| Annuities | 45,319 | 57,201 | 76 |
| Stable Value Products | 947 | 4,556 | 5,430 |
| Asset Protection | 33,951 | 38,080 | 45,544 |
| Corporate and Other | 1,018 | 2,654 | 1,694 |
| Total amortization of DAC and VOBA | $ 203,565 | $ 264,993 | $ 164,963 |

[3] Includes credit related other-than-temporary impairments of $58.9 million, $47.4 million, and $41.5 million for the year ended December 31, 2012, 2011, and 2010, respectively.

| | Operating Segment Assets As of December 31, 2012 (Dollars In Thousands) | | | |
|---|---|---|---|---|
| | Life Marketing | Acquisitions | Annuities | Stable Value Products |
| Investments and other assets | $12,171,405 | $11,312,550 | $17,649,488 | $2,509,160 |
| Deferred policy acquisition costs and value of business acquired | 2,001,708 | 679,746 | 491,184 | 1,399 |
| Goodwill | 10,192 | 35,615 | — | — |
| Total assets | $14,183,305 | $12,027,911 | $18,140,672 | $2,510,559 |

| | Asset Protection | Corporate and Other | Adjustments | Total Consolidated |
|---|---|---|---|---|
| Investments and other assets | $789,916 | $9,584,411 | $19,662 | $54,036,592 |
| Deferred policy acquisition costs and value of business acquired | 64,416 | 1,066 | — | 3,239,519 |
| Goodwill | 62,671 | 83 | — | 108,561 |
| Total assets | $917,003 | $9,585,560 | $19,662 | $57,384,672 |

| | Operating Segment Assets As of December 31, 2011 (Dollars In Thousands) | | | |
|---|---|---|---|---|
| | Life Marketing | Acquisitions | Annuities | Stable Value Products |
| Investments and other assets | $10,885,833 | $11,471,856 | $14,945,002 | $2,767,163 |
| Deferred policy acquisition costs and value of business acquired | 1,912,916 | 824,277 | 435,462 | 2,347 |
| Goodwill | 10,192 | 38,713 | — | — |
| Total assets | $12,808,941 | $12,334,846 | $15,380,464 | $2,769,510 |

| | Asset Protection | Corporate and Other | Adjustments | Total Consolidated |
|---|---|---|---|---|
| Investments and other assets | $727,417 | $7,964,907 | $21,491 | $48,783,669 |
| Deferred policy acquisition costs and value of business acquired | 71,427 | 1,612 | — | 3,248,041 |
| Goodwill | 62,671 | 83 | — | 111,659 |
| Total assets | $861,515 | $7,966,602 | $21,491 | $52,143,369 |

## 23. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED

The Company's unaudited consolidated quarterly operating data for the year ended December 31, 2012 and 2011 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowners' equity, and cash flows for a period of several quarters.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (Dollars In Thousands, Except Per Share Amounts) | | | |
| **2012** | | | | |
| Premiums and policy fees | $ 696,305 | $ 711,429 | $ 684,939 | $ 721,605 |
| Reinsurance ceded | (304,558) | (344,673) | (321,059) | (375,546) |
| Net of reinsurance ceded | 391,747 | 366,756 | 363,880 | 346,059 |
| Net investment income | 462,121 | 456,222 | 467,944 | 476,045 |
| Realized investment gains (losses) | (12,947) | 3,717 | (20,223) | (36,878) |
| Other income | 111,260 | 81,480 | 81,190 | 84,633 |
| Total revenues | 952,181 | 908,175 | 892,791 | 869,859 |
| Total benefits and expenses | 801,602 | 800,488 | 801,805 | 766,140 |
| Income before income tax | 150,579 | 107,687 | 90,986 | 103,719 |
| Income tax expense | 51,558 | 31,532 | 30,506 | 36,923 |
| Net income | 99,021 | 76,155 | 60,480 | 66,796 |
| Less: Net income (loss) attributable to noncontrolling interests | — | — | — | — |
| Net income available to PLC's common shareowners | $ 99,021 | $ 76,155 | $ 60,480 | $ 66,796 |
| Net income available to PLC's common shareowners—basic | $ 1.20 | $ 0.93 | $ 0.75 | $ 0.84 |
| Average shares outstanding—basic | 82,330,330 | 81,639,756 | 80,662,745 | 79,652,495 |
| Net income available to PLC's common shareowners—diluted | $ 1.18 | $ 0.91 | $ 0.73 | $ 0.82 |
| Average shares outstanding—diluted | 83,921,135 | 83,243,703 | 82,406,103 | 81,339,803 |
| **2011** | | | | |
| Premiums and policy fees | $ 666,343 | $ 716,586 | $ 696,978 | $ 720,233 |
| Reinsurance ceded | (331,808) | (364,248) | (326,967) | (371,652) |
| Net of reinsurance ceded | 334,535 | 352,338 | 370,011 | 348,581 |
| Net investment income | 444,213 | 448,785 | 462,926 | 464,719 |
| Realized investment gains (losses) | (13,877) | 14,437 | 30,585 | 1,077 |
| Other income | 72,209 | 87,224 | 75,859 | 72,520 |
| Total revenues | 837,080 | 902,784 | 939,381 | 886,897 |
| Total benefits and expenses | 746,366 | 767,945 | 817,095 | 764,260 |
| Income before income tax | 90,714 | 134,839 | 122,286 | 122,637 |
| Income tax expense | 31,887 | 46,920 | 39,429 | 36,603 |
| Net income | 58,827 | 87,919 | 82,857 | 86,034 |
| Less: Net income (loss) attributable to noncontrolling interests | (51) | 296 | — | — |
| Net income available to PLC's common shareowners | $ 58,878 | $ 87,623 | $ 82,857 | $ 86,034 |
| Net income available to PLC's common shareowners—basic | $ 0.68 | $ 1.01 | $ 0.98 | $ 1.03 |
| Average shares outstanding—basic | 86,603,228 | 86,346,216 | 84,722,232 | 83,205,456 |
| Net income available to PLC's common shareowners—diluted | $ 0.67 | $ 1.00 | $ 0.96 | $ 1.02 |
| Average shares outstanding—diluted | 87,820,085 | 87,653,731 | 86,004,571 | 84,464,572 |

## 24. SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2012, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of
Protective Life Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under Item 15(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Controls Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 and Note 6 to the consolidated financial statements, the Company changed the manner in which it accounts for costs associated with acquiring or renewing insurance contracts and the presentation of its comprehensive income.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 28, 2013

**SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT**
**STATEMENTS OF INCOME**
**PROTECTIVE LIFE CORPORATION**
**(Parent Company)**

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Revenues** | | | |
| Dividends from subsidiaries* | $257,573 | $224,179 | $ 5,576 |
| Service fees from subsidiaries* | 160,373 | 151,934 | 139,024 |
| Net investment income (loss) | 63,817 | 62,644 | 52,380 |
| Realized investment gains (losses) | (10,596) | (248) | 6,400 |
| Other income | — | — | 617 |
| Total revenues | 471,167 | 438,509 | 203,997 |
| **Expenses** | | | |
| Operating and administrative | 99,138 | 82,759 | 75,725 |
| Interest—subordinated debt | 37,598 | 37,604 | 37,604 |
| Interest—other | 94,974 | 98,809 | 101,008 |
| Total expenses | 231,710 | 219,172 | 214,337 |
| Income (loss) before income tax and other items below | 239,457 | 219,337 | (10,340) |
| Income tax (benefit) expense | | | |
| Current | 8,883 | 9,722 | (14,021) |
| Deferred | (4,075) | (10,665) | 7,545 |
| Total income tax (benefit) expense | 4,808 | (943) | (6,476) |
| Income (loss) before minority interest | 234,649 | 220,280 | (3,864) |
| Equity in undistributed income (loss) of subsidiaries* | 67,803 | 95,357 | 228,733 |
| **Net income**[1] | $302,452 | $315,637 | $224,869 |

[1] Includes noncontrolling interests related to the Company's subs

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

## SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## STATEMENTS OF COMPREHENSIVE INCOME
## PROTECTIVE LIFE CORPORATION
## (Parent Company)

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Net income** | $ 302,452 | $315,637 | $224,869 |
| **Other comprehensive income** | $ 751,278 | $677,594 | $629,343 |
| **Total other comprehensive income** | $1,053,730 | $993,231 | $854,212 |

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

## SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## BALANCE SHEETS
## PROTECTIVE LIFE CORPORATION
## (Parent Company)

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| **Assets** | | |
| Equity securities | $ 38,072 | $ 42,855 |
| Surplus notes from affiliate | 800,000 | 800,000 |
| Investments in subsidiaries (equity method)* | 5,818,869 | 5,000,384 |
| Total investments | 6,656,941 | 5,843,239 |
| Cash | 63,796 | 63,361 |
| Receivables from subsidiaries* | 9,012 | 23,884 |
| Property and equipment, net | 39 | 342 |
| Goodwill | 10,275 | 10,275 |
| Deferred tax asset | 9,901 | 10,478 |
| Other | 35,445 | 30,298 |
| Total assets | $6,785,409 | $5,981,877 |
| **Liabilities** | | |
| Accrued expenses and other liabilities | $ 185,783 | $ 169,643 |
| Accrued income taxes | 29,350 | 9,974 |
| Notes to affiliates | 14,500 | 46,000 |
| Debt | 1,400,000 | 1,520,000 |
| Subordinated debt securities | 540,593 | 524,743 |
| Total liabilities | 2,170,226 | 2,270,360 |
| **Commitments and contingencies—Note 3** | | |
| **Shareowners' equity** | | |
| Preferred stock | | |
| Common stock | $ 44,388 | $ 44,388 |
| Additional paid-in-capital | 606,369 | 598,106 |
| Treasury stock | (209,840) | (107,740) |
| Retained earnings, including undistributed income of subsidiaries: (2012—$2,924,314; 2011—$2,856,511) | 2,437,544 | 2,191,319 |
| Accumulated other comprehensive income (loss): | | |
| Net unrealized gains (losses) on investments, all from subsidiaries, net of income tax: (2012—$978,656; 2011—$589,132) | 1,817,504 | 1,094,103 |
| Net unrealized gains (losses) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax; (2012—$(2,147); 2011—$(18,428)) | (3,988) | (34,224) |
| Accumulated gain (loss)—derivatives, net of income tax: (2012—$(1,883); 2011—$(4,111)) | (3,496) | (7,634) |
| Postretirement benefits liability adjustment, net of income tax: (2012—$(39,468); 2011—$(35,970)) | (73,298) | (66,801) |
| Total shareowners' equity | 4,615,183 | 3,711,517 |
| **Total liabilities and shareowners' equity[(1)]** | $6,785,409 | $5,981,877 |

(1) Includes noncontrolling interests related to the Company's subs

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

## SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## STATEMENTS OF CASH FLOWS
## PROTECTIVE LIFE CORPORATION
## (Parent Company)

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Cash flows from operating activities** | | | |
| Net income | $ 302,452 | $ 315,637 | $ 224,869 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Realized investment (gains) losses | 10,596 | 248 | (6,400) |
| Equity in undistributed (net income) loss of subsidiaries* | (67,803) | (95,357) | (228,733) |
| Depreciation expense | 303 | 330 | 399 |
| Receivables from subsidiaries* | 14,872 | (3,514) | 17,992 |
| Income tax receivable | — | 8,510 | (8,510) |
| Deferred tax asset | 577 | (10,478) | — |
| Deferred income taxes | — | (9,667) | 10,729 |
| Accrued income taxes | 15,419 | 10,836 | (1,664) |
| Accrued expenses and other liabilities | 3,957 | 29,531 | 515 |
| Other, net | 10,827 | 10,703 | 7,643 |
| **Net cash provided by operating activities** | 291,200 | 256,779 | 16,840 |
| **Cash flows from investing activities** | | | |
| Maturities and principal reductions of investments, available-for-sale | 6,650 | — | — |
| Sale of investments, available-for-sale | 15,086 | — | 214 |
| Cost of investments acquired, available-for-sale | (15,018) | — | — |
| Purchase of and/or additional investments in subsidiaries* | 596 | (25,661) | (12,979) |
| Redemption (purchase) of non-recourse funding obligations | — | — | 180,000 |
| Change in short-term investments, net | — | — | 7,750 |
| **Net cash provided by (used in) investing activities** | 7,314 | (25,661) | 174,985 |
| **Cash flows from financing activities** | | | |
| Borrowings under debt | 572,500 | 45,000 | 132,000 |
| Principal payments on line of credit arrangements and debt | (676,650) | (26,852) | (275,000) |
| Repurchase of common stock | (106,201) | (82,671) | — |
| Payments to affiliates* | (31,500) | (52,424) | (887) |
| Dividends to shareowners | (56,228) | (52,503) | (46,250) |
| Other financing activities, net | — | — | — |
| **Net cash used in financing activities** | (298,079) | (169,450) | (190,137) |
| **Change in cash** | 435 | 61,668 | 1,688 |
| **Cash at beginning of year** | 63,361 | 1,693 | 5 |
| **Cash at end of year** | $ 63,796 | $ 63,361 | $ 1,693 |

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

## SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
## PROTECTIVE LIFE CORPORATION
## (Parent Company)
## NOTES TO CONDENSED FINANCIAL INFORMATION

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, this parent company condensed financial information is not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes, including the discussion of significant accounting policies, thereto of Protective Life Corporation and subsidiaries.

### 1. BASIS OF PRESENTATION

**Nature of Operations**

Protective Life Corporation ("the Company" or "PLC") is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products.

The accompanying condensed financial statements of the Company should be read in conjunction with the consolidated financial statements and notes thereto of Protective Life Corporation and subsidiaries included in this Current Report on Form 8-K filed with the Securities and Exchange Commission.

On January 1, 2012, the Company adopted Accounting Standard Update ("ASU" or "Update") No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts which changed certain previously reported items within the Company's financial statements and accompanying notes. The previously reported amounts included in the Company's financial statements and accompanying notes have been updated to reflect the retrospective adoption of ASU No. 2010-26, where applicable.

## 2. DEBT AND OTHER OBLIGATIONS

### Debt and Subordinated Debt Securities

Debt and subordinated debt securities are summarized as follows:

| | As of December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars In Thousands) | |
| Debt (year of issue): | | |
| Revolving Line Of Credit | $ 50,000 | $ 170,000 |
| 4.30% Senior Notes (2003), due 2013 | 250,000 | 250,000 |
| 4.875% Senior Notes (2004), due 2014 | 150,000 | 150,000 |
| 6.40% Senior Notes (2007), due 2018 | 150,000 | 150,000 |
| 7.375% Senior Notes (2009), due 2019 | 400,000 | 400,000 |
| 8.00% Senior Notes (2009), due 2024, callable 2014 | 100,000 | 100,000 |
| 8.45% Senior Notes (2009), due 2039 | 300,000 | 300,000 |
| | $1,400,000 | $1,520,000 |
| Subordinated debt securities (year of issue): | | |
| 7.50% Subordinated Debentures (2001), due 2031, callable 2006 | $ — | $ 103,093 |
| 7.25% Subordinated Debentures (2002), due 2032, callable 2007 | — | 118,557 |
| 6.125% Subordinated Debentures (2004), due 2034, callable 2009 | 103,093 | 103,093 |
| 6.25% Subordinated Debentures (2012), due 2042, callable 2017 | 287,500 | — |
| 6.00% Subordinated Debentures (2012), due 2042, callable 2017 | 150,000 | — |
| 7.25% Capital Securities (2006), due 2066, callable 2011 | — | 200,000 |
| | $ 540,593 | $ 524,743 |

During the year ended December 31, 2012, $421.7 million of the Company's Subordinated Debentures were called and paid in full, along with applicable accrued interest.

For the next five years, the Company's future maturities of debt, excluding notes payable to banks, and subordinated debt securities are $250.0 million in 2013, $150.0 million in 2014, and $1,490.6 million thereafter.

Under a revolving line of credit arrangement that was in effect as of July 17, 2012 (the "Credit Facility"), the Company had the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million. The Company had the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrued interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that the Company was liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility was April 16, 2013. There was an outstanding balance of $160.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of July 17, 2012.

On July 17, 2012 the Company replaced the Credit Facility with a new credit facility ("2012 Credit Facility"). Under the 2012 Credit Facility, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $750 million. The Company has the right in certain circumstances to request that the commitment under the 2012 Credit Facility be increased up to a maximum principal amount of $1.0 billion. Balances outstanding under the 2012 Credit Facility accrue interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of the Company's senior unsecured long-term debt ("Senior Debt"), or (ii) the sum of (A) a rate equal to the highest of (x) the

Administrative Agent's prime rate, (y) 0.50% above the Federal Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of the Company's Senior Debt. The 2012 Credit Facility also provides for a facility fee at a rate that varies with the ratings of the Company's Senior Debt and that is calculated on the aggregate amount of commitments under the 2012 Credit Facility, whether used or unused. The maturity date on the 2012 Credit Facility is July 17, 2017. The Company is not aware of any non-compliance with the financial debt covenants of the 2012 Credit Facility as of December 31, 2012. There was an outstanding balance of $50.0 million at an interest rate of LIBOR plus 1.20% under the 2012 Credit Facility as of December 31, 2012.

The Company has also accessed capital from subordinated debt securities, $103.1 million as of December 31, 2012, issued to a wholly owned subsidiary trust. Securities currently outstanding were offered through a trust (PLC Capital Trust V). The trust was formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trust are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trust. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In May 2003, the Company closed on offerings of $250.0 million of 4.30% Senior Notes due in 2013. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 2003.

In October 2004, the Company closed on offerings of $150.0 million of 4.875% Senior Notes due in 2014. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2005.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company had the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities were redeemed in full during 2012.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. Under the terms of the Senior Notes, interest on the Senior Notes is payable semi-annually in arrears on January 15 and July 15. The maturity date is January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, the Company is the sole holder of the total $800.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

During 2012, the Company issued $287.5 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $103.1 million of Subordinated Debentures due 2031, $118.6 million of Subordinated Debentures due in 2032 and $75.0 million of Capital Securities due in 2066 at par value. The transaction resulted in an expense of $7.2 million related the write off of deferred issue costs associated with the called Debentures.

During 2012, the Company issued $150.0 million of its Subordinated Debentures due in 2042. These Subordinated Debentures were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering to call $125.0 million of Capital Securities due in 2066 at par value and the remaining for general working capital purposes. The transaction resulted in an expense of $4.0 million related to the write off of deferred issue costs associated with the called Debentures.

**Interest Expense**

Interest expense on long-term debt and subordinated debt securities totaled $132.6 million, $136.4 million, and $138.6 million for the year ended December 31, 2012, 2011, and 2010, respectively. The $3.8 million decrease in 2012 as compared to 2011, primarily related to the decrease in the balance on a note with an affiliate and the repayment of the medium term notes in 2011.

## 3. COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnity agreements with each of its current directors that provide, among other things and subject to certain limitations, a contractual right to indemnification to the fullest extent permissible under the law. The Company has agreements with certain of its officers providing up to $10 million in indemnification. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's governance documents.

The Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term, the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under these leases:

| Year | Amount (Dollars In Thousands) |
|---|---|
| 2013 | $ 679 |
| 2014 | 75,065 |

In connection with the issuance of non-recourse funding obligations by Golden Gate Captive Insurance Company ("Golden Gate"), a wholly owned subsidiary of Protective Life Insurance Company ("PLICO") PLC's largest subsidiary, the Company has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principal and interest on the notes). In addition, the Company has entered into certain support agreements with Golden Gate obligating the Company to make capital contributions to Golden Gate or provide support related to certain of Golden Gate's expenses and in certain circumstances, to collateralize certain of the Company's obligations to Golden Gate.

In connection with the issuance of non-recourse funding obligations by Golden Gate II Captive Insurance Company ("Golden Gate II") a wholly owned subsidiary of PLICO, PLC's largest subsidiary, the Company has entered into certain support agreements with Golden Gate II obligating it to provide support payments to Golden Gate II under certain adverse interest rate conditions and to the extent of any reduction in the reinsurance premiums received by Golden Gate II due to an increase in the premium rates charged to PLICO under its third party yearly renewable term reinsurance agreements that reinsure a portion of the mortality risk of the policies that are ceded to Golden Gate II. In addition, the Company has entered into a support agreement with Golden Gate II obligating it to pay or make capital contributions to Golden Gate II in respect of certain of Golden Gate II's expenses and in certain circumstances to collateralize certain of the Company's obligations to Golden Gate II. In addition, at the time Golden Gate II sold surplus notes for deposits into certain Delaware Trusts (the "Trusts") which in turn issued securities (the "Securities"), the Company agreed, under certain circumstances, to make certain liquidity advances to the Trusts not in excess of specified amounts of assets held in a reinsurance trust of which PLICO is the beneficiary and Golden Gate II is the grantor in the event that the Trusts do not have sufficient funds available to fully redeem the Securities at the stated maturity date. The obligation to make any such liquidity advance is subject to it having a first priority security interest in the residual interest in such reinsurance trust and in the surplus notes.

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $580 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement. The Company entered into a letter agreement (the "Golden Gate III Letter Agreement") with UBS, originally dated as of April 23, 2010, and subsequently amended and restated as of November 21, 2011, with respect to the Reimbursement Agreement. Pursuant to the terms of the Letter Agreement, PLC has agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement and a related Fee Letter between PLC and UBS, dated as of November 21, 2011.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $625.0 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement. The Company entered into a letter agreement (the "Golden Gate IV Letter Agreement") with UBS, dated as of December 10, 2010, with respect to the Reimbursement Agreement. Pursuant to the terms of the Letter Agreement, PLC has agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement and a related Fee Letter between PLC and UBS, dated as of December 10, 2010.

Golden Gate V Vermont Captive Insurance Company ("Golden Gate V") and Red Mountain, LLC ("Red Mountain"), indirect wholly owned subsidiaries of the Company, entered into a 20-year transaction on October 10, 2012, to finance up to $945 million of "AXXX" reserves related to a block of universal life insurance policies with secondary guarantees issued by our direct wholly owned subsidiary PLICO and indirect wholly owned subsidiary, WCL. Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of $275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit into a reinsurance trust supporting

Golden Gate V's obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of PLICO. Through the structure, Hannover Life Reassurance Company of America ("Hannover Re"), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain Note for the 20-year term in exchange for a fee. PLC has agreed to guaranty the payment of this fee in the event of non-performance by Red Mountain. In connection with the transaction, we have entered into certain support agreements under which we guarantee or otherwise support certain obligations of Golden Gate V or Red Mountain.

During 2012, the Company entered into an intercompany capital support agreement with Shades Creek Captive Insurance Company ("Shades Creek"), an indirect wholly-owned insurance subsidiary. The agreement provides through a guarantee that the Company will contribute assets or purchase surplus notes (or cause an affiliate or third party to contribute assets or purchase surplus notes) in amounts necessary for Shades Creek's regulatory capital levels to equal or exceed minimum thresholds as defined by the agreement. As of December 31, 2012, Shades Creek maintained capital levels in excess of the required minimum thresholds. The maximum potential future payment amount which could be required under the capital support agreement will be dependent on numerous factors, including the performance of equity markets, the level of interest rates, performance of associated hedges, and related policyholder behavior.

## 4. SHAREOWNERS' EQUITY

Activity in the Company's issued and outstanding common stock is summarized as follows:

| | Issued Shares | Treasury Shares | Outstanding Shares |
|---|---|---|---|
| Balance, December 31, 2009 | 88,776,960 | 3,196,157 | 69,905,807 |
| (Reissuance of)/deposits to treasury stock | — | (87,174) | 87,174 |
| Balance, December 31, 2010 | 88,776,960 | 3,108,983 | 85,667,977 |
| (Reissuance of)/deposits to treasury stock | — | 3,998,782 | (3,998,782) |
| Balance, December 31, 2011 | 88,776,960 | 7,107,765 | 81,669,195 |
| (Reissuance of)/deposits to treasury stock | — | 3,531,702 | (3,531,702) |
| Balance, December 31, 2012 | 88,776,960 | 10,639,467 | 78,137,493 |

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2012.

## 5. SUPPLEMENTAL CASH FLOW INFORMATION

| | For The Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (Dollars In Thousands) | | |
| **Cash paid during the year for:** | | | |
| Interest paid on debt | $131,473 | $136,590 | $125,149 |
| Income taxes (reduced by amounts received from affiliates under a tax sharing agreement) | (30,110) | (8,882) | (3,124) |
| **Noncash investing and financing activities:** | | | |
| Stock-based compensation | 12,280 | 12,517 | 9,562 |

## 6. DERIVATIVE FINANCIAL INSTRUMENTS

In connection with the issuance of non-recourse funding obligations by Golden Gate II the Company has entered into certain support agreements with Golden Gate II obligating it to provide support payments to Golden Gate II under certain adverse interest rate conditions and to the extent of any reduction in the reinsurance premiums received by Golden Gate II due to an increase in the premium rates charged to PLICO under its third party yearly renewable term reinsurance agreements. At the time of issuance of the non-recourse funding obligations, the Company received, as consideration for its participation in these agreements, a one-time payment of $6.8 million from Golden Gate II. Each of these agreements expires on July 10, 2052.

In October 2012, in connection with the Golden Gate V financing transaction, the Company entered into separate Portfolio Maintenance Agreements with Golden Gate V and WCL. The agreements obligate the Company to reimburse Golden Gate V and West Coast Life for other-than-temporary impairment losses on certain asset portfolios above a specified amount. Each of these agreements expires on October 10, 2032.

As of December 31, 2012 and 2011, the Company included in its balance sheets a combined liability for these agreements of $17.1 million and $6.4 million, respectively. During the years ended December 31, 2012 and 2011, the Company included in its statements of income unrealized losses of $10.7 million and unrealized gains of $0.3 million, respectively.

# SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
## PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

| Segment | Deferred Policy Acquisition Costs and Value of Businesses Acquired | Future Policy Benefits and Claims | Unearned Premiums | Stable Value Products, Annuity Contracts and Other Policyholders' Funds | Net Premiums and Policy Fees | Net Investment Income[1] | Benefits and Settlement Expenses | Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired | Other Operating Expenses[1] | Premiums Written[2] |
|---|---|---|---|---|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | | | | | | |
| For The Year Ended December 31, 2012: | | | | | | | | | | |
| Life Marketing | $2,001,708 | $12,733,602 | $ 698,862 | $ 277,919 | $ 743,361 | $ 486,463 | $1,054,645 | $ 45,079 | $142,177 | $ 161 |
| Acquisitions | 679,746 | 7,666,423 | 8,367 | 3,514,838 | 459,835 | 550,334 | 716,893 | 77,251 | 51,714 | 29,874 |
| Annuities | 491,184 | 1,102,577 | 103,316 | 7,372,470 | 97,902 | 504,345 | 369,622 | 45,319 | 101,247 | — |
| Stable Value Products | 1,399 | — | — | 2,510,559 | — | 128,239 | 64,790 | 947 | 2,174 | — |
| Asset Protection | 64,416 | 51,600 | 583,920 | 1,790 | 147,805 | 24,310 | 100,697 | 33,951 | 132,195 | 139,076 |
| Corporate and Other | 1,066 | 72,184 | 1,561 | 58,431 | 19,539 | 168,641 | 19,393 | 1,018 | 210,923 | 19,456 |
| Total | $3,239,519 | $21,626,386 | $1,396,026 | $13,736,007 | $1,468,442 | $1,862,332 | $2,326,040 | $203,565 | $640,430 | $188,567 |
| For The Year Ended December 31, 2011: | | | | | | | | | | |
| Life Marketing | $1,912,916 | $11,755,841 | $ 589,027 | $ 274,870 | $ 744,819 | $ 446,175 | $ 978,098 | $ 87,461 | $139,619 | $ 196 |
| Acquisitions | 824,277 | 7,804,207 | 6,792 | 3,669,366 | 414,823 | 529,261 | 662,293 | 75,041 | 55,792 | 22,386 |
| Annuities | 435,462 | 1,175,690 | 103,314 | 7,497,370 | 68,319 | 507,230 | 390,788 | 57,201 | 85,307 | — |
| Stable Value Products | 2,347 | — | — | 2,769,510 | — | 145,150 | 81,256 | 4,556 | 2,557 | — |
| Asset Protection | 71,427 | 54,249 | 557,801 | 1,645 | 156,143 | 26,501 | 99,510 | 38,080 | 114,029 | 146,632 |
| Corporate and Other | 1,612 | 78,002 | 1,851 | 50,113 | 21,361 | 166,326 | 21,528 | 2,654 | 199,896 | 21,107 |
| Total | $3,248,041 | $20,867,989 | $1,258,785 | $14,262,874 | $1,405,465 | $1,820,643 | $2,233,473 | $264,993 | $597,200 | $190,321 |
| For The Year Ended December 31, 2010: | | | | | | | | | | |
| Life Marketing | $1,826,001 | $10,910,433 | $ 520,589 | $ 275,325 | $ 736,252 | $ 388,061 | $ 921,765 | $ 47,809 | $125,954 | $ 246 |
| Acquisitions | 810,681 | 6,241,033 | 16,329 | 3,857,946 | 246,698 | 458,703 | 512,433 | 64,410 | 25,559 | 766 |
| Annuities | 368,279 | 1,231,374 | 93,609 | 6,985,784 | 42,650 | 482,264 | 407,455 | 76 | 65,591 | — |
| Stable Value Products | 6,903 | — | — | 3,076,233 | — | 171,327 | 123,365 | 5,430 | 3,325 | — |
| Asset Protection | 77,219 | 63,656 | 550,176 | 2,371 | 167,292 | 28,820 | 99,836 | 45,544 | 90,691 | 157,137 |
| Corporate and Other | 3,497 | 84,068 | 2,125 | 48,216 | 24,162 | 154,501 | 24,575 | 1,694 | 197,471 | 23,961 |
| Total | $3,092,580 | $18,530,564 | $1,182,828 | $14,245,875 | $1,217,054 | $1,683,676 | $2,089,429 | $164,963 | $508,591 | $182,110 |

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would hange if different methods were applied.

(2) Excludes Life Insurance

## SCHEDULE IV—REINSURANCE
## PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

| | Gross Amount | Ceded to Other Companies | Assumed from Other Companies | Net Amount | Percentage of Amount Assumed to Net |
|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | |
| For The Year Ended December 31, 2012: | | | | | |
| Life insurance in-force | $706,415,969 | $444,950,866 | $30,470,432 | $291,935,535 | 10.4% |
| Premiums and policy fees: | | | | | |
| Life insurance | 2,226,615 | 1,228,444 | 281,712 | 1,279,883[1] | 22.0 |
| Accident/health insurance | 38,875 | 12,065 | 29,412 | 56,222 | 52.3 |
| Property and liability insurance | 230,899 | 105,327 | 6,765 | 132,337 | 5.1 |
| Total | $ 2,496,389 | $ 1,345,836 | $ 317,889 | $ 1,468,442 | |
| For The Year Ended December 31, 2011: | | | | | |
| Life insurance in-force | $728,670,260 | $469,530,487 | $32,812,882 | $291,952,655 | 11.2% |
| Premiums and policy fees: | | | | | |
| Life insurance | 2,245,320 | 1,278,232 | 248,468 | 1,215,556[1] | 20.4 |
| Accident/health insurance | 43,200 | 14,456 | 21,719 | 50,463 | 43.0 |
| Property and liability insurance | 235,160 | 101,987 | 6,273 | 139,446 | 4.5 |
| Total | $ 2,523,680 | $ 1,394,675 | $ 276,460 | $ 1,405,465 | |
| For The Year Ended December 31, 2010: | | | | | |
| Life insurance in-force | $753,518,782 | $495,056,077 | $18,799,243 | $277,261,948 | 6.8% |
| Premiums and policy fees: | | | | | |
| Life insurance | 2,153,278 | 1,284,428 | 166,606 | 1,035,456[1] | 16.1 |
| Accident/health insurance | 49,563 | 17,137 | 63 | 32,489 | 0.2 |
| Property and liability insurance | 248,778 | 106,775 | 7,106 | 149,109 | 4.8 |
| Total | $ 2,451,619 | $ 1,408,340 | $ 173,775 | $ 1,217,054 | |

[1] Includes annuity policy fees of $103.8 million, $74.9 million, and $43.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

## SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
## PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

| Description | Balance at beginning of period | Additions: Charged to costs and expenses | Additions: Charges to other accounts | Deductions | Balance at end of period |
|---|---|---|---|---|---|
| | (Dollars In Thousands) | | | | |
| **2012** | | | | | |
| Allowance for losses on commercial mortgage loans | $ 6,475 | $ 6,240 | $— | $ (9,840) | $ 2,875 |
| **2011** | | | | | |
| Allowance for losses on commercial mortgage loans | $11,650 | $11,103 | $— | $(16,278) | $ 6,475 |
| **2010** | | | | | |
| Allowance for losses on commercial mortgage loans | $ 1,725 | $11,071 | $— | $ (1,146) | $11,650 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

## Item 9A. Controls and Procedures

### (a) Disclosure controls and procedures

In order to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized, and reported on a timely basis, the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), except as otherwise noted below. Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective. It should be noted that any system of controls, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of any control system is based in part upon certain judgments, including the costs and benefits of controls and the likelihood of future events. Because of these and other inherent limitations of control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

The Company acquired United Investors Life Insurance Company ("United Investors") and completed an unrelated reinsurance transaction with Liberty Life Insurance Company ("Liberty Life") effective December 31, 2010 and April 29, 2011, respectively. The Company performed due diligence on these businesses before completing the acquisitions and developed a reasonable level of assurance that the disclosure controls and procedures relating to the administrative system and processes of these businesses were effective. During 2012, the Company has integrated United Investors and Liberty Life into its own control structure.

### (b) Management's report on internal controls over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on the Company's assessment of internal control over financial reporting, management has concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8.

February 28, 2013

**(c) Changes in internal control over financial reporting**

During the year ended December 31, 2012, the Company completed the conversion of administrative processing and integration into its internal controls over financial reporting for the United Investors block of business. Additionally, during the year ended December 31, 2012, the Company has integrated Liberty Life into its own control structure.

Other than the integration of the United Investors and Liberty Life, there have been no changes in the Company's internal control over financial reporting during the period ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's internal controls exist within a dynamic environment and the Company continually strives to improve its internal controls and procedures to enhance the quality of its financial reporting.

**Item 9B. Other Information**

None

## PART III

### Item 10. Directors and Executive Officers and Corporate Governance

The information regarding Executive Officers called for by this item is included in Item 1.

### Audit Committee Financial Expert

The Board has determined that the Company has at least one "audit committee financial expert," as defined under applicable United States Securities and Exchange Commission (the "SEC") rules and regulations, and has determined that Ms. Wilson is an audit committee financial expert. While Ms. Wilson possesses the attributes of an "audit committee financial expert," as defined under applicable SEC rules and regulations, she is not and never has been an accountant or an auditor, and this financial expert designation does not impose any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed by being a member of the Audit Committee or the Board. The Board has also determined that Ms. Wilson is "independent" as defined under the listing standards of the New York Stock Exchange and the independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder.

The remaining information called for by this item is incorporated by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance and our Board of Directors", "Audit Committee" and "Board Composition, Nominations and Qualifications" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 13, 2013.

### Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 13, 2013.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item is incorporated by reference to "Beneficial Ownership" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 13, 2012.

### Item 13. Certain Relationships and Related Transactions and Director Independence

The information called for by this Item is incorporated herein by reference to "Director Independence" and "Related Party Transactions" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 13, 2013.

### Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to "Independent Accountant Fees and Services" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 13, 2013.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements (See Item 8, *Financial Statements and Supplementary Data*)

2. Financial Statement Schedules:

   The following schedules are located in this report on the pages indicated. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

| | Page |
|---|---|
| Schedule II—Condensed Financial Information of Registrant | 217 |
| Schedule III—Supplementary Insurance Information | 228 |
| Schedule IV—Reinsurance | 229 |
| Schedule V—Valuation and Qualifying Accounts | 230 |

   The Report of Independent Registered Public Accounting Firm which covers the financial statement schedules appears on page 215 of this report.

3. Exhibits:

   For a list of exhibits, refer to the Company's Annual Report on 10-K that was filed on February 28, 2013. The Company will furnish a copy of any of the exhibits listed upon the payment of $5.00 per exhibit to cover the cost of furnishing the exhibit.

| Item Number | Document |
|---|---|
| *2 | Stock Purchase Agreement Among Protective Life Insurance Company, United Investors Life Insurance Company, Liberty National Life Insurance Company and Torchmark Corporation dated as of September 13, 2010, filed as Exhibit 2.01 to the Company's Current Report on Form 8-K filed September 17, 2010. (No. 001-11339) |
| *3(a) | 1998 Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 12, 1998, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. (No. 001-12332) |
| *3(b) | 2010 Amended and Restated Bylaws of the Company, as adopted March 1, 2010, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed March 5, 2010. (No. 001-11339) |
| *4(a) | Reference is made to Exhibit 3(a) above. (No. 001-12332) |
| *4(b) | Reference is made to Exhibit 3(b) above. (No. 333-121791) |
| *4(c) | Certificate of Trust of PLC Capital Trust V filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed May 5, 2003. (No. 333-105003) |
| *4(d) | Declaration of Trust of PLC Capital Trust V filed as Exhibit 4 (ee) to the Company's Registration Statement on Form S-3 filed May 5, 2003. (No. 333-105003) |
| *4(e) | Amended and Restated Declaration of Trust of PLC Capital Trust V filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 28, 2004. (No. 001-11339) |

| Item Number | Document |
|---|---|
| *4(f) | Form of Preferred Security Certificate for PLC Capital Trust V (included in Exhibit A-1 of Exhibit 4(o)). (No. 001-11339) |
| *4(g) | Preferred Securities Guarantee Agreement, dated January 27, 2004 with respect to Preferred Securities issued by PLC Capital Trust V filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 28, 2004. (No. 001-11339) |
| *10(a)† | The Company's Long-Term Incentive Plan Amended and Restated as of May 14, 2012, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q filed August 8, 2012. (No. 001-11339) |
| *10(a)(1)† | Form of Performance Share Award Letter under the Company's Long-Term Incentive Plan, filed as Exhibit 10(a)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2011. (No. 001-11339) |
| *10(a)(2)† | Form of Stock Appreciation Rights Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004. (No. 001-11339) |
| *10(a)(3)† | The Company's Annual Incentive Plan, Amended and Restated as of May 14, 2012, filed as Exhibit 10(a)(3) to the Company's Quarterly Report on Form 10-Q filed August 8, 2012. (No. 001-11339) |
| 10(b)† | Form of Restricted Stock Units Award Letter filed herewith. |
| 10(c)† | Excess Benefit Plan Amended and Restated as of December 31, 2008 and Reflecting the Terms of the December 31, 2010 Amendment, filed herewith. |
| *10(d)† | Form of Indemnity Agreement for Officers filed as Exhibit 10(d)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996. (No. 001-12332) |
| *10(d)(1)† | Form of the Company's Director Indemnity Agreement filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed August 5, 2010. (No. 001-11339) |
| *10(e)† | Form of the Company's Amended and Restated Employment Continuation Agreement with Executive Officer filed as Exhibit 10(e)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339) |
| *10(e)(1)† | Form of the Company's Amended and Restated Employment Continuation Agreement with Senior Officer filed as Exhibit 10(e)(4) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339) |
| *10(e)(2)† | Form of the Company's Amended and Restated Employment Continuation Agreement with Key Officer filed as Exhibit 10(e)(5) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339) |
| *10(f)† | Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company (as Amended and Restated as of December 31, 2008) filed as Exhibit 10(f)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339) |
| 10(g)† | Company's Deferred Compensation Plan for Officers Amended and Restated as of January 1, 2009, and Reflecting the December 31, 2010 Amendment, filed herewith. |
| *10(h)† | Stock Plan for Non-Employee Directors of the Company filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 9, 2004. (No. 001-11339) |

| Item Number | Document |
|---|---|
| *10(i) | Credit Agreement dated as of July 17, 2012 among Protective Life Corporation and Protective Life Insurance Company as borrowers, the several lenders from time to time a party thereto, Regions Bank, as Administrative Agent, and Wells Fargo, National Association, as Syndication Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 23, 2012. (No. 001-11339) Report on Form 8-K filed April 18, 2008. (No. 001-11339) |
| *10(j) | Amended and Restated Investment and Participation Agreement dated as of January 11, 2007, among Protective Life Insurance Company and Wachovia Development Corporation, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339) |
| *10(k) | Amended and Restated Guaranty dated January 11, 2007 by the Company in favor of Wachovia Development Corporation, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339) |
| *10(l) | Amended and Clarification of the Tax Allocation Agreement dated January 1, 1988 by and among Protective Life Corporation and its subsidiaries filed as Exhibit 10(h) to Protective Life Insurance Company's Annual Report on Form 10-K for the year ended December 31, 2004. (No. 001-131901) |
| *10(m) | Common Stock Offering of 17,525,000 common shares at $9.00 per share, Purchase agreement filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed May 19, 2009. (No. 001-11339) |
| *10(n) | Note Sale Agreement dated as of October 15, 2009 by and between Golden Gate Captive Insurance Company, an indirect wholly owned subsidiary of the Company, and Dr. Michael Frege, in his capacity as insolvency administrator of Lehman Brothers Bankhaus AG filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. (No. 001-11339) |
| *10(o) | Surplus Note Purchase Agreement dated as of October 9, 2009 between Golden Gate Captive Insurance Company, an indirect wholly owned subsidiary of the Company and Long Island International Limited filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. (No. 001-11339) |
| *10(p) | Amended and Reimbursement Agreement dated as of November 21, 2011 between Golden Gate III VermontCaptive Insurance Company and UBS AG, Stamford Branch. ± (No. 001-11339) |
| *10(q) | Amended and Restated Guarantee Agreement dated as of November 21, 2011between the Company and UBS AG, Stamford Branch. (No. 001-11339) |
| *10(r) | Stock Purchase Agreement by and among RBC Insurance Holdings (USA) Inc., Athene Holding Ltd., Protective Life Insurance Company and RBC USA Holdco Corporation (solely for purposes of Sections 5.14-5.17 and Articles 7.8 and 10), dated as of October 22, 2010, filed as Exhibit 10.01 to the Company's Current Report on Form 8-K filed October 28, 2010. (No. 001-11339) |
| *10(s) | Reimbursement Agreement dated as of December 10, 2010 between Golden Gate IV Vermont Captive Insurance Company and UBS AG, Stamford Branch filed as Exhibit 10(u) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 001-11339) ± |

| Item Number | Document |
|---|---|
| *10(t) | Guaranty Agreement, dated as of December 10, 2010, between Protective Life Corporation and UBS AG, Stamford Branch, filed as Exhibit 10® to the Company's Annual Report on Form. ± 10-K for the year ended December 31, 2010. (No. 001-11339) ± |
| *10(u) | Coinsurance Agreement by and between Liberty Life Insurance Company and Protective Life Insurance Company filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 5, 2011. (No. 001-11339) |
| 14 | Code of Business Conduct for the Company and all of its subsidiaries, revised May 12, 2012, filed herewith. |
| *14(a) | Supplemental Policy on Conflict of Interest, revised August 30, 2010 for the Company and all of its subsidiaries filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 001-11339) |
| 21 | Principal Subsidiaries of the Registrant |
| 23 | Consent of PricewaterhouseCoopers LLP. |
| 24 | Powers of Attorney. |
| 31(a) | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31(b) | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32(a) | Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32(b) | Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | Financial statements from the annual report on Form 10-K of Protective Life Corporation for the year ended December 31, 2011, filed on February 28, 2013, formatted in XBRL: (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Shareowners' Equity, (iv) the Consolidated Statement of Cash Flows, and (v) the Notes to Consolidated Financial Statements. |

* Incorporated by Reference

† Management contract or compensatory plan or arrangement

± Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECTIVE LIFE CORPORATION

By: /s/ STEVEN G. WALKER
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

| Signature | Capacity in Which Signed | Date |
|---|---|---|
| /s/ JOHN D. JOHNS<br>JOHN D. JOHNS | Chairman of the Board, President and Chief Excecutive Officer (Principal Executive Officer) and Director | February 28, 2013 |
| /s/ RICHARD J. BIELEN<br>RICH BIELEN | Vice Chairman and Chief Financial Officer (Principal Executive Officer) | February 28, 2013 |
| /s/ STEVEN G. WALKER<br>STEVEN G. WALKER | Senior Vice President, Controller, and Chief Accounting Officer (Principal Executive Officer) | February 28, 2013 |
| *<br>ROBERT O. BURTON | Director | February 28, 2013 |
| *<br>ELAINE L. CHAO | Director | February 28, 2013 |
| *<br>THOMAS L. HAMBY | Director | February 28, 2013 |
| *<br>VANESSA LEONARD | Director | February 28, 2013 |
| *<br>CHARLES D. MCCRARY | Director | February 28, 2013 |

| Signature | Capacity in Which Signed | Date |
|---|---|---|
| * <br> JOHN J. MCMAHON, JR. | Director | February 28, 2013 |
| * <br> HANS H. MILLER | Director | February 28, 2013 |
| * <br> MALCOLM PORTERA | Director | February 28, 2013 |
| * <br> C. DOWD RITTER | Director | February 28, 2013 |
| * <br> JESSE J. SPIKES | Director | February 28, 2013 |
| * <br> WILLIAM A. TERRY | Director | February 28, 2013 |
| * <br> W. MICHAEL WARREN, JR. | Director | February 28, 2013 |
| * <br> VANESSA WILSON | Director | February 28, 2013 |

* John D. Johns, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ JOHN D. JOHNS

JOHN D. JOHNS
Attorney-in-fact

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